Form 20-F
period 2014-12-31
VTTI Energy Partners LP
filed 2015-04-30
CIK 1605725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-36574

VTTI ENERGY PARTNERS LP

(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive offices)

Robert Abbott

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

Telephone: +44 20 3772 0110 Facsimile: +44 20 3772 0119

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Required
Common units representing limited partnership interests	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,125,000 common units representing limited partner interests

20,125,000 subordinated units representing limited partner interests

821,429 general partner units representing general partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes  ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒    Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17  ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐    Yes  ☒    No

i

ii

PRESENTATION OF INFORMATION IN THIS REPORT

This annual report on Form 20-F for the year ended December 31, 2014 (this “Annual Report”) should be read in conjunction with the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to “VTTI Energy Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, and its subsidiaries, including VTTI MLP B.V., a company incorporated under the laws of the Netherlands. VTTI MLP B.V., or VTTI Operating, owns, directly or indirectly, 100% of the interests in the entities that own our terminal facilities located in Amsterdam, Netherlands, Belgium, Malaysia and the United States and 90% of the interests in our terminal facilities located in Rotterdam, Netherlands and United Arab Emirates. References in this Annual Report to “VTTI” refer to VTTI B.V., a company incorporated under the laws of the Netherlands and our indirect parent. References in this Annual Report to “our general partner” refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and our general partner. References in this Annual Report to “VTTI Services” refer to VTTI MLP Services Ltd, a company incorporated under the laws of the United Kingdom, an indirect wholly-owned subsidiary of VTTI and the entity that employs our general partner’s executive officers. References in this Annual Report to “Vitol” refer to Vitol Holding B.V., a company incorporated in the Netherlands and a 50% indirect shareholder of VTTI. References in this Annual Report to “MISC” refer to MISC Berhad, a company incorporated in Malaysia and a 50% indirect shareholder of VTTI.

All references in this Annual Report to VTTI Operating for periods prior to our initial public offering, or our “IPO,” on August 6, 2014 refer to the former subsidiaries of VTTI that have interests in our terminal facilities.

Unless otherwise indicated, all references to “dollars”, “US$” and “$” in this Annual Report are to, and amounts are presented in, US Dollars, all references to “£” in this Annual Report are to, and amounts are presented in, British Pounds Sterling and all references to “€” in this Annual Report are to, and amounts are presented in, Euros.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. The disclosure and analysis set forth in this Annual Report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements.” In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the Securities & Exchange Commission, or the SEC, other information sent to our unitholders, and other written materials.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	significant interruptions in the operations of our customers;

•	future supply of, and demand for, refined petroleum products and crude oil;

•	our ability to renew or extend terminaling services agreements;

•	the credit risk of our customers;

•	our ability to retain our key customers, including Vitol;

•	operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms;

•	volatility in energy prices;

•	competition from other terminals;

•	changes in trade patterns and the global flow of oil;

•	future or pending acquisitions of terminals or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities;

•	maintenance or remediation capital expenditures on our terminals;

•	environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases;

•	health and safety regulatory conditions, including changes in such laws;

•	costs and liabilities in responding to contamination at our facilities;

•	our ability to obtain financing;

•	restrictions in our Credit Facilities (as defined herein), including expected compliance and effect of restrictive covenants in such facilities;

•	fluctuations in currencies and interest rates;

•	the adoption of derivatives legislation by Congress;

•	our ability to retain key officers and personnel;

•	the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business;

•	risks associated with our international operations;

•	compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act;

•	risks associated with VTTI’s potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments;

•	tax liabilities associated with indirect taxes on the products we service; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.

These and other forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined carve-out financial and operating data, which includes, for periods prior to the closing of our IPO on August 6, 2014, combined carve-out financial and operating data of the former subsidiaries of VTTI that have interests in the Partnership’s terminals.

The selected statement of operations and statement of cash flows data of the Partnership for the periods ending December 31, 2014, 2013 and 2012 and balance sheet data as of December 31, 2014 and 2013 has been derived from our consolidated and combined carve-out financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2012 has been derived from the combined carve-out financial statements of the Partnership that are not included herein.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated and combined financial statements and accompanying notes included in this Annual Report.

	Year Ended December 31
	2014	2013	2012
	(in US$ millions, except per unit and operating data)
Statement of Operations Data:
Total Revenues	$303.2	$299.2	$257.6

Total operating expenses	190.8	180.1	157.7

Total operating income	112.4	119.1	99.9

Total other expense, net	(31.1)	(31.4)	(19.6)

Income before income tax expense	81.3	87.7	80.3
Income tax expense	(16.3)	(17.7)	(14.2)

Net income	$65.0	$70.0	$66.1

Non-controlling interest	(20.9)	(5.5)	(5.2)

Net income attributable to parents’ equity	$44.1	$64.5	$60.9

Statement of Cash Flow Data:
Net cash provided by operating activities	$134.0	$149.9	$121.1
Net cash used in investing activities	(121.2)	(84.7)	(146.1)
Net cash (used in)/provided by financing activities	(28.9)	(51.0)	54.5
Other Financial Data:
Adjusted EBITDA(1)	$181.3	$186.5	$155.4
Distributions declared per unit	$0.422283	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$36.3	$54.5	$38.7
Total assets	1,613.0	1,658.5	1,584.4
Total liabilities	777.8	1,012.8	880.8
Total partners’/owners’ equity	835.2	645.7	703.6
Operating Data:
Gross storage capacity, end of period (MMBbls)	35.5	35.5	35.3

(1)	We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our consolidated and combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this Annual Report provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles Adjusted EBITDA to net income for each of the periods indicated.

	Year Ended December 31
	2014	2013	2012
	(in US$ millions, except operating data)
Net Income	$65.0	$70.0	$66.1
Interest expense, including affiliates	21.1	30.0	18.9
Other items(a)	8.2	1.4	0.7
Depreciation and amortization	70.7	67.4	55.5
Income tax expense	16.3	17.7	14.2

Adjusted EBITDA	$181.3	$186.5	$155.4

(a)	Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues, foreign currency gains/losses and derivatives gains/losses.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our partnership units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common units.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, which requires us to have available cash of approximately $10,781,250 per quarter, or $43,125,000 per year, based on the number of common, subordinated and general partner units outstanding. The amount of cash we can distribute on our common, subordinated and general partner units principally depends upon the amount of cash we generate from our operations, which fluctuates from quarter to quarter based on, among other things:

•	the volumes of refined petroleum products and crude oil we handle;

•	the terminaling services fees with respect to volumes that we handle;

•	damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the refineries and industrial production facilities owned by or supplying our customers;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	changes in tax laws;

•	weather conditions; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution depends on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

The amount of cash we have available for distribution to holders of our common, subordinated and general partner units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net earnings.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which is affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminaling services agreements may be reduced, suspended or terminated, which would adversely affect our financial condition and results of operations.

We are dependent upon the uninterrupted operations of certain facilities owned or operated by third parties, such as the pipelines, barges and retail fuel distribution assets, as well as refineries and other production facilities that produce products we handle. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our customers and their suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	explosion, breakage, accidents to machinery, storage tanks or facilities;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of products to or from our facilities, including the failure of third party pipelines or other facilities.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities.

Our terminaling services agreements with many of our key customers provide that, if any of a number of events occur, including certain of those events described above, which we refer to as events of force majeure, and the event significantly delays or renders performance impossible with respect to a facility, usually for a specified minimum period of days, our customer’s obligations would be temporarily suspended with respect to that facility. In that case, a customer’s fixed terminaling services fees may be reduced or suspended, even if we are contractually restricted from recontracting out the storage space in question during such force majeure period, or the contract may be subject to termination. There can be no assurance that we are adequately insured against such risks. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for refined petroleum products and crude oil, and general economic downturns could result in lower demand for these products for a sustained period of time.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. Any sustained decrease in demand for refined petroleum products and crude oil in the markets served by our terminals could result in a reduction in storage usage in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Due to our lack of diversification in asset type, an adverse development in this business could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets.

Our financial results may also be affected by uncertain or changing economic conditions within certain regions. If economic and market conditions are uncertain or adverse conditions exist, spread or deteriorate, we may experience material impacts on our business, financial condition and results of operations.

Furthermore, if global events were to change international trade patterns and shift the global flow of oil to other regions of the world, our terminals may no longer be strategically located. Large independent terminal operators are strategically located near major supply and demand hubs which naturally form along export routes of a supply-source or in proximity to demand centers. If macroeconomic events, such as a severe economic recession or depression, were to shift the global flow of oil to other regions of the world and away from the regions we currently service, our terminals may not be optimally positioned to service the new centers. Such shifts could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

Other factors that could lead to a sustained decrease in market demand for refined petroleum products and crude oil include:

•	the level of worldwide oil and gas production and any disruption of those supplies;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and diesel;

•	a sustained increase in the market price of crude oil or shortage of refining capacity that leads to higher refined petroleum product prices;

•	an increase in automotive engine fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers; and

•	the increased use of alternative fuel sources, such as ethanol, biodiesel, fuel cells and solar, electric and battery-powered engines.

Any decrease in supply and marketing activities may result in reduced storage volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.

If we are unable to renew or extend the terminaling services agreements we have with our customers, our ability to make distributions to our unitholders will be reduced.

As of December 31, 2014, after giving effect to VTTI’s guarantee pursuant to the omnibus agreement entered into at the time of our IPO of the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, the average remaining tenor of our terminaling services agreements was more than four years. If any one or more of our key customers does not renew or extend its terminaling services agreement after expiration of the applicable commitment, or if we are unable to renew or extend such agreement at comparable or higher pricing, our ability to make cash distributions to unitholders will be reduced. Additionally, we may incur substantial costs if modifications to our terminals are required by a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

We are exposed to the credit risk of VTTI and our customers, and any material nonpayment or nonperformance by VTTI or our key customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by VTTI and our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the storage capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders. In addition, some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better capitalized companies. Pursuant to the omnibus agreement that we entered into in connection with the our IPO, VTTI has guaranteed the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. Any material nonpayment or nonperformance by VTTI or any of our key customers could have a material adverse effect on our revenue and cash flows and our ability to make cash distributions to our unitholders.

We depend on Vitol and a relatively limited number of our other key customers for a significant portion of our revenues.

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 92% of our revenue for the year ended December 31, 2014. Vitol individually accounted for 77% of our revenue for the year ended December 31, 2014. Because of Vitol’s position as a major customer of our business, events which adversely affect Vitol’s creditworthiness may, in particular, adversely affect our financial condition or results of operations. If we acquire additional terminals from VTTI pursuant to the rights of first offer granted to us by VTTI pursuant to the omnibus agreement we entered into at the time of the IPO or otherwise, or if we enter into new or expanded agreements, the percentage of our revenue generated by Vitol may increase and our exposure to these risks would increase. Further, if Vitol does not renew certain terminaling services agreements, at the end of any such agreement’s duration, VTTI will either contract a third-party customer to replace Vitol’s commitments at that terminal or reimburse us for any losses resulting from Vitol’s expiring contract for a certain period. If such were to occur, we would then rely on VTTI for an increased percentage of our revenue. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.

Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, for which we may not be adequately insured.

Our operations are currently located in Europe, the Middle East, Asia, and the United States and are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes, floods or severe storms, which have historically impacted such regions with some regularity. We may also be affected by factors such as other adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. In addition, our operations are exposed to other potential natural disasters, including tornadoes, storms, floods and earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Changing volatility in energy prices, certain market structures (including backwardated markets), changing specifications or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of refined petroleum products or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks do, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be in contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. In either situation, our customers regularly move products through our terminals. However, if the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated state, or if federal or state regulations are passed that discourage our customers from storing those commodities, demand for our terminaling services could decrease, in which case we may be unable to renew contracts for our terminaling services or be forced to reduce the rates we charge for our terminaling services, either of which would reduce the amount of cash we generate. Further, changes in product specifications could reduce the need for our customers to contract for terminal services.

Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

We compete with terminal and storage companies, including major integrated oil companies, of widely varying sizes, financial resources and experience that may be able to supply our customers with terminaling services on a more competitive basis. Our ability to compete could be harmed by factors we cannot control, including:

•	our competitors’ construction of new assets or redeployment of existing assets in a manner that would result in more intense competition in the markets we serve;

•	the perception that another company may provide better service; and

•	the availability of alternative supply points or supply points located closer to our customers’ operations.

Any combination of these factors could result in our customers utilizing the assets and services of our competitors instead of our assets and services, or our being required to lower our prices or increase our costs to retain our customers, either of which could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions to our unitholders.

Our expansion of existing assets and construction or acquisition of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A part of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct or acquire additional assets. The construction or acquisition of a new terminal, or the expansion of an existing terminal, such as by increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. As a result, we may construct or acquire new facilities that are not able to attract enough customers to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. We may be unable to negotiate acceptable interconnection agreements with third party pipelines to provide destinations for increased storage services. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A part of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions over time that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties or VTTI because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We have entered into an omnibus agreement with VTTI that exposes us to various risks and uncertainties.

In connection with our IPO, we entered into an omnibus agreement with VTTI. Pursuant to this agreement, we have a right of first offer to purchase the remaining 64.0% of the profit shares of VTTI Operating and other currently owned and future terminaling and related energy infrastructure assets held by VTTI, which assets we refer to as our “ROFO Assets”, if VTTI decides to sell them. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, VTTI’s willingness to offer a subject asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and VTTI is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any ROFO Assets are offered for sale, and our decision will not be subject to unitholder approval.

Also pursuant to the omnibus agreement, VTTI has guaranteed the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, resulting in an overall weighted average contract tenor as of December 31, 2014, of more than four years. In addition, VTTI has agreed, for a period of five years from the closing of our IPO, to make us whole, in certain circumstances, for certain environmental liabilities, tax liabilities and defects in title to the assets contributed to us by VTTI at the time of the IPO. If VTTI is unable or unwilling to perform such guarantee or indemnification, it could have a material adverse effect on our financial position, results of operations or cash flows and our ability to make cash distributions to unitholders will be reduced.

Our operations are subject to national and state laws and regulations relating to product quality specifications, and we could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of products we distribute to meet certain quality specifications.

Various national and state agencies prescribe specific product quality specifications for refined products, including vapor pressure, sulfur content, ethanol content and biodiesel content. Changes in product quality specifications or blending requirements could reduce our product volumes at our terminals, require us to incur additional handling costs or require capital expenditures. For example, mandated increases in use of renewable fuels could require the construction of additional storage and blending equipment. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions to our unitholders could be adversely affected. Violations of product quality laws attributable to our operations could subject us to significant fines and penalties as well as negative publicity. In addition, changes in the quality of the products we receive on our pipeline system could reduce or eliminate our ability to blend products.

We have a responsibility to ensure the quality and purity of the products loaded at our loading racks. Off-specification product distributed for public use, even if not a violation of specific product quality laws, could result in poor engine performance or even engine damage. This type of incident could result in liability claims regarding damages caused by the off-specification fuel or could result in negative publicity, impacting our ability to retain existing customers or to acquire new customers, any of which could have a material adverse impact on our results of operations and cash flows.

Revenues we generate from excess throughput and ancillary fees vary based upon the product volume handled at our terminals and the activity levels of our customers. Any short- or long-term decrease in the demand for the refined petroleum products and crude oil we handle, or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.

For the year ended December 31, 2014, we generated 10% of our revenues, respectively, from excess throughput, ancillary fees and other miscellaneous revenue. Our storage customers pay us excess throughput fees to receive product volume on their behalf that exceeds the base storage services contemplated in their agreed upon monthly storage services fee. Our storage customers pay us ancillary fees for services such as mixing, blending and heating petroleum products and transferring products between our tanks or to rail or truck. Other miscellaneous revenue includes such items as payments from local authorities as compensation for agreed infrastructure investments.

The revenues we generate from excess throughput and ancillary fees vary based upon the product volume accepted at or withdrawn from our terminals and the activity levels of our customers. Our customers are not obligated to pay us any excess throughput fees unless we move product volume across our terminals or pipelines on their behalf. If one or more of our customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.

Any reduction in the capability of our customers to obtain access to ships, barges, third party pipelines or other transportation facilities, or to continue utilizing them at current costs, could cause a reduction of volumes transported through our terminals.

Many users of our terminals are dependent upon third party shipping and barge operations, pipelines or other transportation providers to receive and deliver refined petroleum products and crude oil. Any interruptions or reduction in the capabilities of these modes of transportation would result in reduced volumes transported through our terminals. Similarly, increased demand for these services could result in reduced allocations to our existing customers, which also could reduce volumes transported through our terminals. Allocation reductions of this nature are not infrequent and are beyond our control. In addition, if the costs to us or our storage service customers to transport crude oil or refined products significantly increase, our profitability could be reduced. Any such increases in cost, interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our financial position, results of operations or cash flows.

Many of our terminal and storage assets have been in service for many years, which could result in increased maintenance or remediation expenditures, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our terminal and storage assets are generally long-lived assets. As a result, some of those assets have been in service for many years. The age and condition of these assets could result in increased maintenance or remediation expenditures. Any significant increase in these expenditures could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Our operations involve the transport and storage of refined petroleum products and crude oil and are subject to international, federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of international, federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution. Moreover, in the ordinary course of business, accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas may occur, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.

We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent and in certain regions, such as the United States and Europe, our industry is experiencing greater scrutiny. The cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our financial condition, results of operations or cash flows.

We could incur significant costs and liabilities in responding to contamination that has or will occur at our facilities.

Many of our terminal facilities have been used for transportation, storage and distribution of refined petroleum products and crude oil for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time may have been spilled or released on or under the terminal properties. In addition, certain of our terminal properties were previously owned and operated by other parties and those parties from time to time also may have spilled or released hydrocarbons or wastes. Our terminal properties are subject to international, federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.

Emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, have been linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to its requirements, particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, the framework for a new international agreement is being negotiated. In addition, in November 2014, President Obama announced that the United States would seek to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 in return for China’s commitment to seek to peak emissions around 2030, with concurrent increases in renewable energy. On March 31, 2015, the United States formally submitted its proposal to the United Nations.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future international or federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the refined petroleum products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

Debt that we, VTTI or our subsidiaries incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

VTTI Operating entered into a €500 million revolving credit facility, the VTTI Operating Revolving Credit Facility, in connection with our IPO, and exercised its accordion feature to expand the facility to €580 million in March 2015. Further, a subsidiary of VTTI Operating, ATT Tanjung Bin Sdn. Bhd., or ATB, entered into a related party facility agreement, the ATB Phase 2 Facility, with VTTI B.V. which provides a maximum borrowing under the facility of $95.0 million, in connection with the construction of phase 2 of our Johore terminal. We refer to the VTTI Operating Revolving Credit Facility and the ATB Phase 2 Facility as our Credit Facilities. Our future level of debt and the future level of debt of VTTI or our subsidiaries could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and cash distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Restrictions in our Credit Facilities could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

The operating and financial restrictions and covenants in our Credit Facilities could limit our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	abandon ongoing capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Due to its ownership and control of our general partner, VTTI has the ability to prevent VTTI Operating and us from taking actions that would cause VTTI to violate any covenants in, or otherwise to be in default under VTTI’s $270.0 million senior secured revolving credit facility, or the VTTI Revolving Credit Facility. In deciding whether to prevent VTTI Operating or us from taking any such action, VTTI has no fiduciary duty to us or our unitholders. Moreover, if we desire to take any action, to the extent such action would not be permitted under the VTTI Revolving Credit Facility, VTTI would be required to seek the consent of the lenders under its revolving credit facility. VTTI’s compliance with the covenants in its revolving credit facility may restrict our ability to undertake certain actions that might otherwise be considered beneficial to us, including borrowing under the VTTI Operating Revolving Credit Facility to finance operations or expansions or to distribute cash to our unitholders.

Any debt instruments that VTTI or any of its affiliates enter into in the future, including any amendments to our Credit Facilities, may include additional or more restrictive limitations that may impact our ability to conduct our business. These additional restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities.

The VTTI Operating Revolving Credit Facility and the VTTI Revolving Credit Facility contain covenants requiring the borrowers thereunder to maintain certain financial ratios. Their ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that they will meet those ratios and tests.

In addition, the VTTI Operating Revolving Credit Facility and the VTTI Revolving Credit Facility contain events of default customary for transactions of this nature, including:

•	failure to make payments;

•	failure to comply with covenants and financial ratios;

•	institution of insolvency or similar proceedings; and

•	occurrence of a change of control.

Also, the VTTI Operating Revolving Credit Facility and the VTTI Revolving Credit Facility have default provisions that apply to any other material indebtedness that we may have.

The provisions of our Credit Facilities may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our Credit Facilities could result in a default or an event of default that could enable its lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. Such event of default would also permit lenders to foreclose on our assets serving as collateral for the obligations under our Credit Facilities. If the payment of the debt is accelerated, its assets may be insufficient to repay such debt in full. As a result, our results of operations and, therefore, our ability to distribute cash to unitholders, could be materially and adversely affected, and our unitholders could experience a partial or total loss of their investment.

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on our Credit Facilities or future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

The implementation of derivatives legislation could have an adverse impact on our and our customers’ ability to hedge business risks.

Certain countries (e.g., the G-20 group of industrialized nations) have adopted or are considering adopting legislation that regulates derivative transactions, which include certain instruments used in our risk management activities. For example, in the United States the Dodd-Frank Act was signed into law in July 2010. The Dodd-Frank Act requires the Commodity Futures Trading Commission (the CFTC) and the SEC to promulgate rules and regulations relating to, among other things, swaps and options, participants in the derivatives markets, clearing, margining and trading of swaps and recordkeeping and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated contract market (DCM) or swap execution facility (SEF), unless an exception, such as the end-user exception, applies.

While many of the U.S. regulations implementing the Dodd-Frank Act are already in effect, the implementation process is still ongoing, and we cannot yet predict the ultimate effect of the regulations on our business. As the CFTC further designates swap contracts as required to be cleared and traded on a trading facility, the utility of an end-user exception will become even more important. Our ability or inability to rely on the end-user exception may change the profitability of our trades or the efficiency of our hedging.

In its rulemaking under the Dodd-Frank Act, the CFTC is finalizing its final regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents, although certain bona fide hedging transactions would be exempt from these position limits provided that various conditions are satisfied. Once finalized, the position limits rule and its companion rule on aggregation may have an impact on our ability to hedge our exposure to certain enumerated commodities.

The CFTC, the SEC and U.S. Prudential regulators are finalizing rules and regulations on margining and providing collateral for uncleared swaps in the over the counter (OTC) markets, coupled with the rules on capital for swap dealers. The intention behind these regulations is to make it economically indifferent for a participant in commodities markets to trade a futures contract on a DCM, a cleared swap or an option on a SEF or to enter into an OTC swap with a swap dealer or another counterparty because each of these contracts will be subject to margining either by a clearing house or a swap counterparty. Although Congress in 2015 enacted certain exemptions to the margining requirement for the end-users, it is uncertain how the CFTC will implement these margining requirements in the market and whether swap dealers will be penalized by regulators with higher capital charges for entering into uncleared swaps and options; as a result, it is difficult to estimate future costs of compliance with these regulations.

Under the Dodd-Frank Act, the CFTC is also directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including physical energy and other commodities, as well as (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. The CFTC is developing its enforcement program under its new authorities under the Dodd Frank Act and at this time it is impossible to quantify the risks of potential enforcement action from the CFTC. Should we violate these laws and regulations, we could be subject to CFTC enforcement action and material penalties, and sanctions.

The CFTC also has finalized other regulations, including critical rulemakings on the definition of “swap,” “security-based swap,” “swap dealer” and “major swap participant.” To further define the term “swap,” the CFTC has issued several interpretations clarifying whether certain forwards with optionality will remain as forwards and generally exempt from the Dodd Frank restrictions or would qualify as options on commodities and therefore swaps. Once finalized, this interpretation may have an impact on our ability to enter into certain forwards.

Legislation and regulations such as the Dodd-Frank Act could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us or our customers. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

In addition to the Dodd-Frank Act, the European Union and other foreign regulators have adopted and are implementing local reforms generally comparable with the reforms under the Dodd-Frank Act. Implementation and enforcement of these regulatory provisions may reduce our ability to hedge our market risks with non-U.S. counterparties and may make our transactions involving cross-border swaps more expensive and burdensome. Additionally, the lack of regulatory equivalency across jurisdictions may increase compliance costs and make it more difficult to satisfy our regulatory obligations.

Our executive officers and certain key personnel are critical to our business, and these officers and key personnel may not remain with us in the future.

Our future success depends upon the continued service of our executive officers and other key personnel. If we lose the services of one or more of our executive officers or key employees, our business, operating results and financial condition could be harmed.

Our international operations involve additional risks, which could adversely affect our business.

As a result of our international operations, we may be exposed to economic, political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

Any disruption caused by these factors could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make distributions to unitholders.

Fluctuations in exchange rates or exchange controls could result in losses to us.

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, we may experience currency exchange losses or a reduced amount of cash available for distribution if we have not hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.

We are exposed with respect to our terminals in Europe, which receive their revenue in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs denominated in Euro and we currently have in place a Euro to U.S. Dollar cash flow hedging program, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE Dirham. Exchanges at market rates may result in substantial foreign exchange losses.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods. These gains and losses could have a material impact on our operating results.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other similar statutes in the countries in which we operate could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We and our affiliates currently operate our terminals in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned oil-related enterprises puts us in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the U.K. Bribery Act, respectively. We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a code of business conduct and ethics, as well as recordkeeping and internal accounting controls, which are consistent and in full compliance with the FCPA and the U.K. Bribery Act. We are subject, however, to the risk that we, VTTI, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of VTTI’s operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations would be expensive and consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we may utilize local agents and/or establish joint ventures with local operators or strategic partners. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the U.K. Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

If our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

U.S. sanctions have been tightened in recent years to target the activities of non-U.S. companies, such as us. In particular, sanctions against Iran have been significantly expanded. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the prohibitions applicable to non-U.S. companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). However, we do not believe this provision is applicable to us, as we are primarily owned and controlled by non-U.S. persons.

The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran or other sanctioned entities during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. For certain disclosed activities, the President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in disclosable conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of activity conducted by ourselves, VTTI or any affiliate of VTTI that would trigger an SEC disclosure requirement, although if we or any of our affiliates engage in any of these activities, we, as an issuer, would be required to make a disclosure under the Iran Threat Reduction Act.

In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of us would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. We do not currently have any contracts or plans to initiate any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, we may enter into contracts with customers, including affiliates, who have operations in countries or who contract with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such customer contracts would not violate U.S. law. This could negatively affect our ability to obtain investors, which could adversely affect our reputation and the market for our common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Tax liabilities associated with indirect taxes on the products we service could result in losses to us.

In the majority of jurisdictions in which we operate, the refined petroleum products and crude oil that we store for our customers are subject to numerous duties or taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies and sales or value-added taxes. In these jurisdictions, we may be found jointly liable for taxes arising from non-compliance with reporting or record keeping requirements relating to these indirect taxes. Where feasible, we have obtained permits from the relevant customs or tax authorities to suspend such duties and taxes and, under the general terms and conditions of our terminaling services agreements, we are typically entitled to pass these costs on to our customers. Tax liabilities may still occur, however, and could result in an adverse effect on our results of operation and cash flow.

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

Our facilities may be subject to terrorist attacks. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including VTTI, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Our indirect parent, VTTI, owns a 49.0% limited partner interest in us, indirectly owns and controls our general partner and appoints all of the directors and officers of our general partner, some of whom are also directors and officers of VTTI. Although the directors and officers of our general partner have a duty to manage us in a manner that they subjectively believe is in our best interests, they also have a duty to manage us in a manner that is beneficial to VTTI. Therefore, conflicts of interest may arise between VTTI and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of VTTI over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as VTTI, in resolving conflicts of interest, which has the effect of limiting its duties to our unitholders;

•	neither our partnership agreement nor any other agreement requires VTTI to pursue a business strategy that favors us, and the directors and officers of VTTI have a fiduciary duty to make these decisions in the best interests of their interestholders. VTTI may choose to shift the focus of its investment and growth to areas not served by our assets;

•	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	our general partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to distribute up to $32.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units and our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of such right;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our general partner’s and VTTI’s obligations under the omnibus agreement; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or the VTTI Operating Revolving Credit Facility on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash available to distribute to our unitholders.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or as an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, equal to $32.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its affiliates’ units and our general partner’s incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to holders of our common units.

Our partnership agreement contains provisions that restrict the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its board of directors, which are appointed by VTTI. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions they subjectively believe are in our best interests;

•	provides that affiliated transactions and resolutions of conflicts of interest that are approved by the conflicts committee of our board of directors or by a vote of a majority of the outstanding common units (excluding common units owned by our general partner and its affiliates) shall be deemed approved by all partners and shall not constitute a breach of our partnership agreement; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

VTTI and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. Affiliates of our general partner, including VTTI, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. VTTI currently holds interests in other terminals and may make investments in, develop or purchase additional terminals. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, VTTI may compete with us for investment opportunities and may own interests in entities that compete with us.

Our general partner, as the initial owner of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner, as the initial owner of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and payments have been paid on incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive whole fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If the owners of a majority of the incentive distribution rights elect to reset the target distribution levels, the owners of the incentive distribution rights will be entitled to receive a number of common units equal to the number of common units which would have entitled them to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to the owners of the incentive distribution rights on their respective incentive distribution rights in the prior two quarters. We anticipate that the owners of the incentive distribution rights would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that the owners of the incentive distribution rights could exercise this reset election at a time when they are experiencing, or expect to experience, declines in the cash distributions they receive related to their respective incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to the owners of the incentive distribution rights in connection with resetting the target distribution levels.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by VTTI, as a result of its owning our general partner, and not by our unitholders. Unlike publicly traded corporations, we do not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they have limited ability to remove our general partner. Unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class is required to remove our general partner. VTTI indirectly owns 51.0% of our outstanding units. Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its other direct or indirect interests in us, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our general partner had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of VTTI selling or contributing additional terminaling assets to us, as VTTI would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Fees and cost reimbursements, which VTTI Services determines pursuant to the terms of the secondment agreement, are payable regardless of our profitability and reduce our cash available for distribution to you.

Our general partner’s executive officers are employed by VTTI Services and are made available to VTTI MLP Holdings Ltd, or VTTI Holdings, our wholly-owned subsidiary, pursuant to the terms of a secondment agreement that VTTI Services entered into with VTTI Holdings at the time of our IPO. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees who are made available to VTTI Holdings, including the executive officers of our general partner, with a cost markup of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. The fees and expenses payable pursuant to the secondment agreement are payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of VTTI Services could adversely affect our ability to pay cash distributions to you.

Reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our common unitholders. The amount and timing of such reimbursements will be determined by our general partner, and there are no limits on the amount that we may be required to pay.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including VTTI, for expenses they incur and payments they make on our behalf. Under our partnership agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including, among other items, compensation expense for all employees required to manage and operate our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Under our partnership agreement, there is no limit on the fees and expense reimbursements we may be required to pay our general partner.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by VTTI) after the subordination period has ended.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our limited partnership is organized under the laws of the Marshall Islands, and we conduct business in other jurisdictions. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a jurisdiction but had not complied with that particular jurisdiction’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner, which is controlled by VTTI, has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation, the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith”, our general partner must subjectively believe that the determination is in the best interests of our partnership.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, may not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner determines, in good faith, the terms of any arrangements or transactions entered into. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into are not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

As a foreign private issuer, we are permitted to, and do, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act, and unitholders accordingly do not have access to such level of information. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are exempt from the proxy requirements under Section 14 of the Exchange Act, and we are not generally subject to Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, even if we were to lose our emerging growth company status, we would still be permitted to provide reduced disclosure on certain issues, including disclosing compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. We do, however, intend to furnish our unitholders with annual reports such as this one containing financial statements audited by our independent auditors and to make available to our unitholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

We are also exempt from certain corporate governance standards applicable to U.S. issuers. Subject to certain exceptions, the rules of the New York Stock Exchange, or NYSE, permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. Additionally, because we are a publicly traded partnership, the NYSE does not require us to have, and we do not have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards, that apply to other public companies.

We are classified as an emerging growth company. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

We may remain an emerging growth company for up to five years until the end of the fiscal year in which the fifth anniversary of our IPO occurs, although certain circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of June 30 in any fiscal year before that time or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which cases we would no longer be an emerging growth company as of that date, or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the following December 31.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain temporary exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common units less attractive if we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and the secondary market price of our common units may be more volatile.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, with respect to the subject matter thereof, it is to be applied and construed to make it uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult for our unitholders to receive any recovery if we were to go bankrupt.

We are a Marshall Islands limited partnership and have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our unitholders to receive any recovery following our bankruptcy.

Because we are organized under the laws of the Marshall Islands and located in the United Kingdom, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, are located in the United Kingdom and the substantial majority of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, our directors and officers generally are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us. You may also have difficulty enforcing, both in and outside the United States, including in a Marshall Islands or United Kingdom court, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands, of the United Kingdom or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Marshall Islands or United Kingdom court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands and United Kingdom courts may not have subject matter jurisdiction to entertain such a suit.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with us.

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•	arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or

•	owed by our general partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Marshall Islands Act; or

•	assert a claim governed by the internal affairs doctrine

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Partnership—Business Overview—Taxation of the Partnership” and “Item 10. Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax consequences relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

We and our subsidiaries will be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations, ownership or organizational structure could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. See “Item 4. Information on the Partnership—Business Overview—Taxation of the Partnership.”

Changes in foreign taxes (including withholding taxes) could adversely affect our results of operations.

We conduct a portion of our operations in Belgium, Malaysia, the Netherlands, the United Arab Emirates, the United Kingdom and the United States, and may in the future expand our business into other foreign countries. We are subject to risks that foreign countries may impose additional withholding taxes or otherwise tax our foreign income. Currently, distributions of earnings and other payments, including interest, to us from our foreign subsidiaries may be subject to withholding and other taxes imposed by the jurisdiction in which such entities are formed or operating, which will reduce the amount of after-tax cash we can receive. If those taxes are increased, the amount of after-tax cash we receive will be further reduced.

U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute passive income. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected methods of operation we believe that we were not a PFIC for our 2014 taxable year and that we will not be a PFIC for our current or any future taxable year. We believe that more than 25% of our gross income for our 2014 taxable year arose and for our current and each future taxable year will arise from terminal services activities that do not generate passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we believe we were not a PFIC for our 2014 taxable year and will not be a PFIC for our current or any future taxable year.

We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our provision of terminal storage, terminal handling and related services. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a tax efficient manner. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business or have a permanent establishment there. If you are attributed such a taxable presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. In addition, we may be required to obtain information from you in the event a tax authority requires such information. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We have obtained confirmation from HM Revenue & Customs (the United Kingdom tax authority) that they should not treat unitholders as carrying on a trade in the United Kingdom merely by virtue of ownership of our common units. Moreover, unitholders should not be required to pay tax in the United Kingdom merely by virtue of ownership of our common units. We have obtained an Advance Tax Ruling from the Dutch tax authorities that non-Dutch resident common unitholders will not incur Dutch non-resident tax liability (or be required to file Dutch tax returns) merely by virtue of their ownership of our common units. See “Item 10. Additional Information—Taxation—Non-U.S. Tax Considerations—Netherlands Tax Considerations—Advance Tax Ruling.”

With respect to countries other than the Netherlands, the United Kingdom and the United States, we believe we conduct our activities and the activities of our subsidiaries in a manner so that our common unitholders should not be considered to be carrying on business or having a permanent establishment in such other countries solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any country (including the Netherlands and the United Kingdom) will largely be a question of fact determined through an analysis of contractual arrangements, including the services agreements we and the operating companies which own interests in our terminals have entered into with our customers, and the way we and our subsidiaries conduct business or operations, all of which may change over time. See “Item 10. “Additional Information—Taxation—Non-U.S. Tax Considerations.” The laws of any country may also change, which could cause the country’s taxing authorities to determine that we or our subsidiaries are carrying on business or have a permanent establishment in such country and are subject to its taxation laws.

ITEM 4.	INFORMATION ON THE PARTNERSHIP

A.	History and Development of the Partnership

VTTI Energy Partners LP is a fee-based, growth-oriented publicly traded limited partnership formed on April 11, 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. In conjunction with our IPO on August 6, 2014, we acquired a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 397 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our common units trade on the NYSE under the ticker symbol “VTTI.”

The Partnership was formed under the laws of the Republic of the Marshall Islands and we maintain our principal executive offices at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom. The Partnership’s telephone number at that address is +44 20 3772 0110. The Partnership’s agent for service of process in the United States is Watson Farley & Williams LLP. The address of Watson Farley & Williams LLP is 1133 Avenue of the Americas, New York, New York 10036.

B.	Business Overview

Our assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 397 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.

We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor of more than four years as of December 31, 2014, including the guarantee period described below under “Contracts.” The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities. We report in one reportable segment, the energy storage terminaling business.

One of our principal strengths is our relationship with Vitol and MISC. Vitol, founded in 1966, formed VTTI in 2006, created a joint venture with MISC at VTTI’s Malaysian terminal in 2008, and added MISC as an equal partner in VTTI in 2010. Vitol is one of the world’s largest independent energy traders, trading over 5 million barrels of refined petroleum products and crude oil every day. Vitol has maintained a private, investment grade credit rating from at least one of the major credit rating agencies since 1994 and has rapidly expanded into a broad group of complementary businesses engaged in finding, extracting, refining, trading, storing and transporting resources. Vitol employs more than 5,400 people globally and has approximately 40 offices worldwide. Our relationship with Vitol is the source of the majority of our revenues, representing 77%, 76% and 72% of our revenues for the years ended December 31, 2014, 2013 and 2012 respectively. MISC is one of the world’s leading maritime logistics providers specializing in the transportation of refined petroleum products and crude oil. MISC owns or time charters more than 120 in-charter vessels and has a fleet capacity of approximately 13 million dead weight tonnes. MISC’s controlling shareholder is Petroliam Nasional Berhad (Petronas), the national oil company of Malaysia. Our relationship with Vitol and MISC provides us with unique market insights into global industry dynamics, product flows and customer demand.

Our Business Strategies

Our primary business objective is to generate stable cash flows that enable us to pay the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Procure long-term, fee-based, take-or-pay agreements. We are focused on generating stable and predictable cash flows by providing fee-based, take-or-pay terminaling services to our customers under long-term agreements. Our contracts have a weighted average remaining tenor of more than four years as of December 31, 2014 after giving effect to the guarantee period described below under “—Business Overview—Contracts.” We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

•	Pursue growth through strategic acquisitions of additional energy infrastructure assets from VTTI. We plan to pursue accretive acquisitions of additional energy infrastructure assets that VTTI may offer us in the future. We have entered into an omnibus agreement under which VTTI will offer us the right to acquire additional assets that it currently owns or will own in the future, including additional equity interests in VTTI Operating, before offering to sell any such assets to any third party. VTTI is currently in varying stages of evaluation and development of numerous additional terminaling projects, and we believe such projects may provide growth opportunities for us in the future.

•	Capitalize on international terminaling market fragmentation through strategic acquisitions from third parties. We believe that the terminaling business outside the United States is highly fragmented and presents an attractive and immediate opportunity for large scale, well-capitalized companies to capture significant market share, achieve economies of scale and build brand equity. We will attempt to use our industry knowledge, network of customers and strategic asset base to identify and acquire third-party assets. We intend to pursue such acquisition opportunities both independently and jointly with VTTI or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions. If we acquire such assets, we will seek to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flow.

•	Pursue organic development opportunities and greenfield construction projects. Our assets are generally located in the major international supply and demand centers for refined petroleum products and crude oil and have a high degree of interconnectivity and physical integration with major refinery complexes. We will continually evaluate organic development opportunities to expand the capacity of our existing assets, which can be accomplished at several of our terminals without purchasing additional property. Additionally, since 2006, VTTI has designed, constructed and contracted terminal storage of approximately 30.8 million barrels through greenfield and brownfield construction. We will continue to pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services.

•	Continuous enhancement of customer service to retain our competitive position. Our terminals have been constructed with our customers’ business objectives in mind. Accordingly, we strive to maximize the utilization of our terminals by providing access to multiple modes of transportation, advanced blending and loading technology and high capacity throughput and storage equipment such as tanks, pumps and berths in order to provide our customers with maximum flexibility and optionality. Furthermore, we continually seek to identify and pursue opportunities to increase our utilization, improve our operating efficiency and expand our service offerings to our customers.

•	Maintain sound financial practices and flexibility to ensure our long-term viability. We are committed to disciplined financial practices and a balanced capital structure, which we believe will serve the long-term interests of our unitholders. We believe our conservative capital structure, when combined with our stable, fee-based cash flows, should afford us efficient access to capital markets at a competitive cost of capital.

Our Assets

Our assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of modern and geographically diverse terminal facilities. VTTI owns the remaining 64.0% interest in VTTI Operating as well as a portfolio of terminaling and other assets held outside of VTTI Operating. Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers’ products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines.

The following table sets forth information regarding our terminals as of December 31, 2014:

Terminal Location	Year Constructed/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE

Amsterdam, The Netherlands	2006	Refined Petroleum Products	8.4	211	46	Ship, barge, road, railroad

Rotterdam, The Netherlands(1)	2006	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline

Antwerp, Belgium	2010	Crude Oil, Refined Petroleum Products, LPG	4.3	46	46	Ship, barge, road, railroad, pipeline

MIDDLE EAST

Fujairah, United Arab Emirates(2)	2007	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline

ASIA

Johore, Malaysia Phase One	2012	Refined Petroleum Products	5.6	41	56	Ship, barge, road

NORTH AMERICA

Seaport Canaveral, United States of America	2010	Refined Petroleum Products	2.8	24	39	Ship, barge, road, pipeline

TOTAL			35.5	397

(1)	VTTI Operating owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.
(2)	VTTI Operating owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.

Our Terminals

Europe

Amsterdam Terminal. Our Amsterdam terminal serves a strong Northwest European gasoil market along with traditional gasoline exports to the East Coast of the United States and to West Africa. The terminal offers complex blending services and includes a large number of berths that accommodate a broad range of vessel types.

Rotterdam Terminal. Our Rotterdam terminal is strategically located in Europe’s busiest port and primarily services fuel oil and middle distillate products. As a technologically-advanced facility, the terminal has a comprehensive deep draft berth infrastructure that is capable of receiving a Very Large Crude Carrier and offers direct connections to truck, rail, and the NATO pipeline system.

Antwerp Terminal. Our Antwerp terminal is ideally located in the Port of Antwerp and is connected to an extensive pipeline network and harbor infrastructure. The location in Europe’s leading break-bulk port and the terminal’s connections enable it to serve the European hinterland market along with the aviation industry via the NATO pipeline. Its advanced vessel and train loading and unloading facilities for liquefied petroleum gases service global chemical producers. The terminal is also adjacent to the largest dedicated bitumen processing plant in Europe with a capacity of 3,300 metric tonnes per day, which is owned by VTTI.

Middle East

Fujairah Terminal. Our Fujairah terminal is located in the United Arab Emirates on the gateway between the Indian Ocean and the Persian Gulf and strategically sits in one of the major bunker markets in the world. The terminal’s unique position directly adjacent to the Port of Fujairah’s common user oil berths allows faster product handling rates than at any other terminal in the port. Its berth flexibility and deep draft allow the terminal to accommodate any size and any type of vessel. The facility is connected to the Fujairah Refinery Limited (FRL) refinery, which processes a combination of condensate and heavy crude oil. The refinery is able to process up to 80,000 barrels per day.

Asia

Johore Terminal. Our Johore terminal located next to the Asian hub of Singapore is ideally placed to offer regional distribution. Its deep draft berths can receive all tanker sizes including partially-laden Very Large Crude Carriers. Compared to other Singapore terminals, our terminal offers shorter turn-around times as well as product blending at lower operating costs.

North America

Seaport Canaveral Terminal. Our Seaport Canaveral terminal is strategically located on the east coast of Florida to deliver an independent supply of refined petroleum products to the state. With capacity of nearly 3 million barrels of refined petroleum products, it supplies the major airports of the state. A dedicated pipeline also delivers marine fuels to hydrants at the cruise ships terminal, where international cruise lines including Carnival and Norwegian obtain their bunker supplies.

Our ROFO Assets

At the time of our IPO, we entered into an omnibus agreement with VTTI pursuant to which VTTI granted us a right of first offer on the remaining 64.0% ownership of VTTI Operating and all other currently owned and future terminaling and related energy infrastructure assets held by VTTI. We refer to these rights as our “ROFO Assets.” Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI’s willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. While VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that VTTI’s significant economic stake in us provides it with a strong incentive to do so. We do not have a current agreement or understanding with VTTI to purchase any ROFO Assets.

VTTI owns the following refined petroleum product and crude oil terminaling assets as of December 31, 2014 that may be suitable to our operations in the future:

Terminal Location	Year Constructed(4)/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity

Ventspils, Latvia(1)	2007	Crude Oil, Refined Petroleum Products	7.5	105	49	Ship, road, railroad, pipeline

Vasiliko, Cyprus(2)	2014	Refined Petroleum Products	3.4	28	59	Ship, barge, road

Buenos Aires, Argentina	1996	Refined Petroleum Products	1.4	24	34	Ship, barge, road

Nairobi, Kenya	2012	Refined Petroleum Products	0.7	10	43	Ship, barge, pipeline

Kaliningrad, Russia	2005	Refined Petroleum Products	0.3	7	28	Ship, barge, road, railroad

Lagos, Nigeria(3)	2010	Refined Petroleum Products	0.1	2	36	Ship, barge, road

TOTAL			13.4	176

(1)	VTTI owns 49% of the economic interest in the Latvia terminal; AS Ventspils Nafta owns the remaining 51%.
(2)	The Vasiliko terminal became operational in November 2014.
(3)	VTTI owns 50% of the economic interest in the Nigeria terminal; Nigeria Industrial and Domestic Gas Company Limited owns the remaining 50%.
(4)	The table above does not include Johore, Malaysia Phase Two, as it is under construction.

Our Operations

We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage and Throughput Fees. Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated 90%, 88% and 90% of our revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

•	Excess Throughput, Ancillary Fees and Other Fees. Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. We also receive other miscellaneous fees from time to time, such as compensation from port authorities for agreed infrastructure investments. For the year ended December 31, 2014, 2013 and 2012, we generated 10%, 12% and 10% of our revenues, respectively, from excess throughput, ancillary service fees and other miscellaneous revenue.

We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flows for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see “Contracts.”

Customers

We provide storage and terminaling services for a number of major energy industry participants including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. For the year ended December 31, 2014, our top five customers, including Vitol, represented over 92% of our revenue. For the year ended December 31, 2014, Vitol represented 77% of our revenue, with no other customers accounting for more than 10% of our revenue.

Contracts

Our terminals enter into contracts with customers to provide terminaling services, for which they charge (1) storage and throughput fees and (2) excess throughput and ancillary services fees, as described above under “—Our Operations.” The terminaling services agreements at our terminals typically have terms of 3 to 5 years. Our general contracting philosophy at our terminals is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates, while simultaneously contracting for terminal services with non-storage customers based on throughput volumes. Although our customers have the ability to terminate their contracts with us after the expiration of a required notice period, our longstanding relationships with our customers help mitigate this risk and historically have provided stable revenue. Our terminaling services agreements with Vitol, a 50% indirect shareholder in VTTI, represent 77%, 76% and 72% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

A standard terminaling services agreement specifies the customer’s products that will be serviced and describes the key terminal infrastructure that will be utilized. The contract indicates any costs that will be incurred in addition to the storage, throughput and ancillary service fees, such as port fees, cleaning fees or customs clearance fees. Product acceptance criteria are included, stating the terminal’s right to refuse to receive cargo that is considered hazardous. The contract specifies the terminal’s responsibility in case of product loss, noting that the title and risk of products always remains with the customer. General terms and conditions are attached as an annex to the contract and address issues not explicitly contained in the agreement. Such general terms and conditions include:

•	force majeure provisions which specify that we will not be required to fulfill our obligations during and after events such as natural disasters, strikes, wars, and any other circumstances that we could not reasonably have avoided, prevented or forestalled;

•	entry rights that give us the ability to inspect the terminals and perform maintenance and repair operations;

•	limitations of liability that specify that we are not liable for any damage to or loss of goods before those goods are at the premises or after the goods have left the premises; and

•	liability caps which limit our liability to the maximum amount equal to the current value of whatever was damaged, lost or destroyed at the date of damage, loss or destruction.

These terms often follow industry standards as defined by the Association of Independent Tank Storage Companies, but are sometimes tailored to meet the needs of a particular customer, particularly when the contract is for services at our non-European terminals.

At the time of our IPO in August 2014, VTTI agreed to guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire, resulting in an overall average contract tenor as of December 31, 2014, of more than four years. For more on this guarantee arrangement, see “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees.”

Competition

Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminaling services to third parties. In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such energy companies typically have strong demand for independent terminals as such terminals have more cost-effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their own storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

Independent terminal operators compete based on terminal location, flexibility of infrastructure, quality of service and price. A strategically located terminal will have sufficient water depth for the different sizes of vessels that call at the terminal. It will also have excellent logistics connectivity to the hinterland via barge, pipeline, rail and/or truck, thereby giving customers the possibility of employing the most cost-effective and efficient transportation mode. Most importantly, an ideally located terminal will provide easy access to demand markets as well as to supply and pricing centers.

Terminal flexibility is a function of the operator’s ability to offer their customers a high degree of interconnectivity and physical integration with the refinery and petrochemical complexes. These operators endeavor to offer their customers multiple modes of transportation for their products, invest in advanced blending and loading technology, and maintain high capacity throughput and storage equipment, such as tanks, pumps and berths, in order to provide customers with maximum flexibility and optionality in response to their business objectives.

Providing high quality of service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation for an operator include its ability to offer clients tailor-made solutions and its operating standards. An operator’s logistics capabilities are equally important, enabling optimal flexibility to a variety of products in the most cost efficient manner. Given the high value of the products being stored, service reliability is a critical differentiation among independent terminal operators.

Significant barriers to entry into the terminaling industry reduce pricing pressure from new entrants. Customers are also attracted to operators that can provide stable pricing over long contract periods. These term contract storage prices are typically inflation-linked with annual or periodic resets.

Environmental and Occupational Safety and Health Regulation

General

Our operation of terminals and associated facilities in connection with the storage and transportation of gasoline, aviation gasoline, jet fuel, distillates, fuel oil, carbon black, asphalt and crude is subject to extensive and frequently changing international, federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into the air or stormwater system; the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection and the public welfare; and require remedial measures to mitigate pollution from former and ongoing operations.

While compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities, compliance has not had a material adverse impact on our financial position, results of operations, and liquidity. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of hydrocarbons into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.

Climate Change

Emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, have been linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to its requirements, particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, the framework for a new international agreement is being negotiated. In addition, in November 2014, President Obama announced that the United States would seek to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 in return for China’s commitment to seek to peak emissions around 2030, with concurrent increases in renewable energy. On March 31, 2015, the United States formally submitted its proposal to the United Nations.

In the Netherlands and other European countries, we are subject to the requirements of the Kyoto Protocol and associated regulations, and a permit must be obtained in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.

In the U.S., the United States EPA has adopted regulations regarding climate change applicable to the oil and gas industry, as well as certain reporting requirements. Some individual states have also adopted related requirements, but not the state of Florida where we have our U.S. facility. Our facility in Florida does not trigger any material requirements (and does not trigger GHG reporting) under current EPA regulations.

Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future international or federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the refined petroleum products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

Hazardous Substances and Wastes

The environmental laws and regulations affecting our operations relate to the release of hydrocarbons or hazardous materials into soils, groundwater, and surface water, and also include measures to control pollution of the environment. These laws and regulations generally govern the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

Environmental law in the Netherlands and other European countries, largely influenced by EU law, require a permit for certain waste activities and contains regulations for the prevention of new soil contamination and remediation of historic soil contamination. Non-compliance with certain environmental laws in the EU can constitute a criminal offense. Administrative sanctions can be imposed, costs can be reclaimed and polluters can be required to pay compensation and clean-up fees.

In the United States, the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which is also known as Superfund, and comparable state laws, impose joint and several liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment, including the owner or operator of the site where the release occurred and companies that generated and arranged for the disposal of hazardous waste at such locations. Similarly, hazardous waste management in the U.S. is governed by the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of RCRA hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes” subject to the RCRA requirements; such wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Our U.S. operations may generate waste that falls within the CERCLA and RCRA definitions of a “hazardous waste” or “hazardous substance” and, as a result, may impose costs on our U.S. operations for managing or remediating releases of such materials.

Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business.

Air Emissions

Our operations in most jurisdictions in which we operate are subject to various regulatory programs governing emissions of air pollutants from various industrial sources. These programs generally impose permitting, monitoring and reporting requirements on our operations. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements.

In the Netherlands and other European countries, a permit must be obtained in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.

In the U.S., our operations are subject to the federal Clean Air Act and related and delegated state air quality requirements, including permitting and monitoring requirements. In the U.S., the relevant regulations also address new source performance standards and hazardous air pollutant emissions, which may require us to install emission controls on various equipment at our U.S. facility.

Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business.

Water

We are subject to laws protecting water, including the discharge of pollutants into waters, the discharge of oil into waters, and requirements protecting against spills, among others. These programs generally impose permitting, monitoring, and reporting requirements on our operations. While we may be required to incur certain capital expenditures in the future for water-related equipment and processes in connection with obtaining and maintaining operating permits and approvals, we do not believe that our operations will be materially adversely affected by such requirements.

In the Netherlands and other European countries, EU law regulates the management of surface water and groundwater. Such law requires a permit for any activity that could impact either the quality or quantity of surface or subsurface water, including to discharge certain materials into such waters.

In the United States, regulations include the Federal Water Pollution Control Act, known as the Clean Water Act, the Oil Pollution Act and analogous state laws that impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the U.S. and construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. The Oil Pollution Act, which protects against the discharge of oil in harmful quantities to navigable waters, requires spill prevention, control and countermeasure plans that help prevent the contamination of regulated waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business.

We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition, results of operations or cash flow.

Occupational Safety and Health

We are subject to the requirements of laws protecting worker health and safety. These programs generally impose minimum standards, permitting, monitoring, and reporting requirements on our operations. While we may be required to incur certain capital expenditures in the future to address health and safety issues, we do not believe that our operations will be materially adversely affected by such requirements.

In the Netherlands, the Working Conditions Act provides health and safety regulations and is complemented by the Working Conditions Decree, Regulations and Guidelines.

In the United States, the applicable law is the Occupational Safety and Health Act, or OSHA, and comparable state statutes. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens.

Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business.

Safety and Maintenance

We have a corporate health and safety program to govern the way we conduct our operations at each of our facilities. Each of our employees are required to understand and follow our health and safety plan and have the necessary OSHA training for certain tasks performed at our facilities. We perform preventive and normal maintenance on all of our storage tanks, terminals and systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks are equipped with internal floating roofs to minimize regulated emissions and prevent potentially flammable vapor accumulation.

Our terminal facilities have response plans, spill prevention and control plans, and other programs in place to respond to emergencies. Our truck and rail loading racks are protected with firefighting systems in line with the rest of our facilities.

Seasonality

The refined petroleum products and crude oil throughput in our terminals is directly affected by the level of supply and demand for refined petroleum products and crude oil in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. Because a high percentage of our cash flow is derived from fixed storage services fees under multi-year contracts, our revenues are not generally seasonal in nature, with the exception of excess throughput fees which typically arise in the fourth quarter, nor are they typically affected by weather and price volatility.

Insurance

Our global operations and assets are insured under a global insurance program administered by VTTI and placed with international insurers of at least a Standard & Poor’s “A-” rating. The program covers our terminals and related assets, and the liabilities of both the terminals and VTTI. The major elements of this program are property damage, business interruption, terrorism and political violence, and third-party liability, including that of terminal operators. Environmental impairment insurance is also in place for the United States and European terminals, and directors’ and officers’ liability insurance is in place at both parent and operating company levels. Each terminal additionally maintains local insurances, including automobile, healthcare and other insurances required by the respective jurisdiction.

The premiums for the global insurance program are charged to the terminals directly, with the exception of the insurance for terrorism and political violence, which is charged to VTTI Operating. Premiums are allocated based on the insured values, history of claims and type of risk. Our management believes that the amount of coverage provided is reasonable and appropriate for our type of business.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries be conducted and operated in a tax efficient manner. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. We have minimized this risk to the extent possible by obtaining confirmation from HM Revenue & Customs and an Advance Tax Ruling from the Dutch tax authorities, as further discussed below.

Marshall Islands

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions VTTI Holdings receives from VTTI Operating, distributions VTTI Operating receives from the subsidiaries that own the entities that own and operate our terminals and distributions we receive from VTTI Holdings are not expected to be subject to Marshall Islands taxation.

Netherlands

We hold the equity interests in the subsidiaries that own the entities that own and operate our terminals through a Dutch tax resident company, VTTI MLP B.V. Pursuant to the fiscal unity regime in the Netherlands, as set forth in the Dutch corporate income tax act, dividends derived by VTTI MLP B.V. from companies included in the fiscal unity will be exempt from Dutch taxation. Pursuant to the participation exemption rules, as set forth in the Dutch corporate income tax act, dividends derived by the VTTI MLP B.V. fiscal unity from our non-Dutch tax resident subsidiaries that own and operate our terminals and capital gains realized by the VTTI MLP B.V. fiscal unity on the disposal of shares in both Dutch tax resident and non-Dutch tax resident entities that own and operate our terminals will be exempt from Dutch taxation if, on a continuous basis, at least one of the qualifying tests in the participation exemption rules (i.e., intention test, asset test or subject-to-tax test) is fulfilled. Based on how we and our Operating Companies envisage to conduct business and perform operations we believe that VTTI MLP B.V. should fulfill, on a continuous basis, the intention test in relation to the subsidiaries that own the entities that own and operate our terminals. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming such tax treatment. See “Item 10. Additional Information—Taxation—Non-U.S. Tax Considerations—Netherlands Tax Considerations—Advance Tax Ruling.”

We believe that dividend distributions and repayments of equity made by VTTI MLP B.V. to its shareholder VTTI MLP Holdings Ltd should be exempt from Dutch dividend withholding tax. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming such tax treatment. See “Item 10. Additional Information—Taxation—Non-U.S. Tax Considerations—Netherlands Tax Considerations—Advance Tax Ruling.”

United Kingdom

We have obtained confirmation from HM Revenue & Customs that we should be treated as a partnership, and thus generally transparent, for U.K. tax purposes. Accordingly, although we are managed and controlled in the United Kingdom, we should not be subject to U.K. tax in our own name, but rather any unitholders (as partners in that partnership), who are otherwise subject to U.K. tax, will be taxed on their share of our profits.

Our general partner and VTTI Holdings are resident in the United Kingdom for U.K. taxation purposes and primarily earn dividend income from our controlled affiliates, which should be exempt from U.K. taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable treaty. Because our U.S. assets are owned by a Delaware corporation the stock of which we hold through subsidiaries resident in the Netherlands, we believe that we qualify for a reduction of U.S. federal income tax on any U.S. source dividend income we earn by virtue of the application of the U.S.-Netherlands Tax Treaty.

Other Jurisdictions and Additional Information

We directly and indirectly own or control various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of our subsidiaries, see “Note 13. Income Taxes” of our consolidated and combined carve-out financial statements included elsewhere in this annual report.

C.	Organizational Structure

The diagram below depicts our simplified organizational and ownership structure. See Exhibit 8.1 to this annual report for a full list of our current subsidiaries.

MISC
VITOL
50% Ownership Interest
50% Ownership Interest
VTTI B.V.
(VTTI)
100% Ownership Interest
64.0% Ownership Interest
49.0% Voting Interest
VTTI MLP
Partners B.V.
20,125,000 Subordinated units
100% Ownership Interest
VTTI Energy
Partners GP LLC
(General Partner)
821,429 general partner units
49.0 % Limited Partner
Interest
Public Unitholders
20,125,000 common units
2% General Partner Interest
100% Incentive Distribution Rights
49.0% Limited Partner
Interest
VTTI Energy
Partners LP
(Partnership)
100% Ownership Interest
VTTI MLP
Holdings Ltd.
(VTTI Holding)
36.0% Ownership Interest
51.0% Voting Interest
VTTI MLP B.V.
(VTTI Operating)
100% Ownership Interest
Operating
Companies

D.	Property, Plants and Equipment

VTTI Operating owns a portfolio of modern and geographically diverse terminal facilities. For a description of the terminal facilities, please see “Business Overview—Our Assets.” For a discussion on significant capital expenditures related to our property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with “Item 3. Key Information—Selected Financial Data,” “Item 4. Information on the Partnership” and our consolidated and combined carve-out financial statements and notes thereto included elsewhere in this annual report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our consolidated and combined carve-out financial statements have been prepared in accordance with U.S. GAAP.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on August 6, 2014. The historical financial statements included in this annual report reflect the assets, liabilities and operations of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the subsidiaries that own and operate our terminals and certain of their parent holding companies. We refer to our predecessor for accounting purposes as our “Predecessor.” Upon completion of the formation transactions at the time of the IPO, these operating subsidiaries and holding companies became direct or indirect subsidiaries of VTTI Operating, and we obtained ownership in 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we control VTTI Operating’s assets and operations through our majority voting interest, our consolidated financial statements include VTTI Operating, the holding companies and the operating subsidiaries as consolidated subsidiaries, and VTTI’s 64.0% interest is reflected as a non-controlling interest.

The following discussion analyzes the results of operations and financial condition, including those of the Predecessor. All references in this section to “we”, “our”, “us” or similar terms refer to VTTI Energy Partners LP (including VTTI Operating, the holding companies and the operating subsidiaries) when used in the present or future tense and refer to our Predecessor when used in historical context.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this annual report.

Overview

We are a fee-based, growth-oriented publicly traded limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our assets consist of a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 397 tanks and 35.5 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.

Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a weighted average remaining tenor of more than four years as of December 31, 2014, including the guarantee period described in “Item 4. Information on the Partnership—Business Overview—Contracts.” The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

How We Generate Revenues

We operate in a single segment consisting of fee-based energy storage terminaling services. We generate 100% of our revenue through the provision of these services to our customers under long-term agreements. The types of fees we charge are (1) storage and throughput fees and (2) excess throughput and ancillary fees and other miscellaneous fees. For the years ended December 31, 2014, 2013 and 2012 we generated 90%, 88%, and 90% respectively, of our revenue from storage and throughput fees. Our customers are required to pay these storage and throughput fees to us regardless of the actual storage capacity they use or the volume of products that we receive. The remainder of our revenues, consisting of 10%, 12%, and 10% for the years ended December 31, 2014, 2013 and 2012, respectively, were generated from excess throughput and ancillary fees for services such as mixing, blending, heating and transferring products between our tanks or to rail or truck, as well as other miscellaneous fees.

The substantial majority of our customers require access to large, strategically located storage capacity in close proximity to demand markets, export markets, transportation infrastructure and/or refineries. Our combination of geographic location, efficient and well-maintained storage assets and access to multiple modes of transportation gives us the flexibility to meet the evolving demands of our existing customers, as well as the demands of prospective customers seeking terminaling services throughout our areas of operation.

As of December 31, 2014, substantially all of our available storage capacity was under contract. We have long-standing relationships with our customers and have a successful track record of renewing customer contracts upon expiration. At the date of our IPO, we entered into an omnibus agreement with VTTI in connection with our IPO under which VTTI guaranteed the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. This results in an overall weighted average contract tenor as of December 31, 2014, of more than four years. We believe that this guarantee arrangement, and our successful track record of renewing customer contracts, will provide us with stable and predictable cash flows for an extended period of time. For more on this guarantee arrangement, see “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees.”

Factors That Impact Our Business

The revenues generated by our business are generally driven by storage capacity and throughput volumes that we have under contract, the commercial utilization of our terminal facilities in relation to their capacity and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though all of our terminal service agreements require a customer to pay for tank capacity regardless of use, our revenues can be affected by (1) the length of the underlying service contracts, pricing changes and shifts in the products handled when the underlying storage capacity is recontracted, (2) fluctuations in product volumes to the extent revenues under the contracts are a function of the amount of product stored or transported, and (3) changes in the demand for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck.

We believe that the long term trends support the growth in overall storage demand. This includes growing and increasing oil flows over the past three decades driving the need for midstream infrastructure particularly in Asia and non OECD countries largely driven by GDP growth, continued global growth in refined products, ongoing refinery closures in OECD countries and new world class refineries in non-OECD countries being added by national oil companies and differential quality specifications between and within regions creates opportunities for our customers to shift products from region to region and exploit price arbitrage openings.

A portion of our revenue is received in currencies other than the U.S. dollar. The revenues we receive from our operations in The Netherlands and in Belgium are denominated in Euros. The Euro has steadily weakened in early 2015 compared to the US dollar and therefore our consolidated results will be impacted by changes in exchange rates between the Euro and the US dollar.

We believe key factors that influence our business are (1) the long-term demand for and supply of refined petroleum products and crude oil, (2) the demand for terminaling services, (3) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety and (4) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.

Supply and Demand for Refined Petroleum Products and Crude Oil

Our results of operations are dependent upon the volumes of refined petroleum products and crude oil we have contracted to handle and store and, to a lesser extent, on the actual volumes of refined petroleum products and crude oil we handle and store for our customers. An important factor in such contracting is the amount of production and demand for refined petroleum products and crude oil. The production of and demand for refined petroleum products and crude oil are driven by many factors, including the price for crude oil and general economic conditions. To the extent practicable and economically feasible, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with minimum payments based on available capacity and with multi-year terms. However, an increase or decrease in the demand for refined petroleum products and crude oil in the areas served by our terminals may have a corresponding effect on (1) the volumes we contract to terminal and store if we are not able to extend or replace our existing customer contracts and (2) the volumes we actually terminal and store.

Demand for Terminaling Services

Because we do not take ownership of the refined petroleum products or crude oil that we store or handle on behalf of our customers and do not engage in the trading of any commodities, we do not have any direct commodity exposure. However, certain commodity pricing dynamics have an effect on demand for our terminaling services.

If the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated (future prices lower than current prices) or contango (future prices higher than current prices) state, changes in product specifications occur or if governmental regulations are passed that alter our customers’ need to store those commodities, demand for our terminaling services could change. We seek to mitigate the impact of near-term commodity market price dynamics by generally entering into long-term agreements with our customers that have significant terminaling services fee components.

Customers and Competition

We provide terminaling services for a number of major energy industry participants, including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings.

The terminaling markets in which we operate are very competitive, and we compete with other terminal operators on the basis of terminal location, flexibility of infrastructure, quality of service, price and safety. The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which we operate. We believe, however, that significant barriers to entry exist, including significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise, a finite number of sites with connectivity suitable for development and the costs of industry regulations and development of internal controls to ensure compliance therewith.

We continuously monitor the competitive environment, the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth. Because of our significant investments in maintaining high quality assets and because terminaling is our core business, we believe that we can be more flexible and responsive to the needs of our customers than many of our competitors.

Factors Impacting the Comparability and of Our Financial Results

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	We consolidate VTTI Operating’s financial results. We own 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we control VTTI Operating’s assets and operations through our majority voting interest, our financial statements consolidate all of VTTI Operating’s financial results with ours in accordance with U.S. GAAP and VTTI’s 64.0% interest is reflected as a non-controlling interest.

•	The assets of VTTI Operating will change over time. Our consolidated and combined carve-out financial statements reflect changes in the size and composition of VTTI Operating’s terminals. We expect VTTI Operating’s terminaling assets to continue to change over time.

•	Our ownership interest in VTTI Operating may change. Pursuant to an omnibus agreement with VTTI, we have the right of first offer to purchase VTTI’s remaining interest in VTTI Operating.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. A portion of our revenue is received in currencies other than the U.S. dollar. The revenues we receive from our operations in The Netherlands and in Belgium are denominated in Euros. See “Note 18. Revenue by Service and Geographical Location” to our consolidated and combined carve-out financial statements for further information on revenues by geographic location.

•	We incur additional general and administrative expenses as a result of being a publicly traded limited partnership. We are currently incurring approximately $3.0 million annually in general and administrative expenses related to being a publicly traded limited partnership that we have not previously incurred, including costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•	We may enter into different financing agreements. Our Credit Facilities may not be representative of the financing agreements that will be in place in the future.

Overview of Our Results of Operations

Our management uses a variety of financial measurements to analyze our performance, including the following key measures:

•	revenues derived from (1) storage and throughput fees and (2) excess throughput, ancillary fees and other miscellaneous revenues;

•	our operating and selling, general and administrative expenses; and

•	our Adjusted EBITDA.

In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expense components:

Revenues

We characterize our revenues into two different types, as follows:

•	Storage and Throughput Fees. Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved.

•	Excess Throughput, Ancillary Fees and other Miscellaneous Fees. Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck or other miscellaneous fees.

Operating Expenses

Our operating expenses are comprised primarily of labor expenses, utility costs, repairs and maintenance expenses, leases and other costs. These expenses generally remain relatively stable across broad ranges of activity levels at our terminal facilities, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We seek to manage our maintenance expenses by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include amongst other things, costs associated with annual reports to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation. We expect to incur additional personnel and related costs and incremental external general and administrative expenses of approximately $3.0 million annually as a result of being a publicly traded partnership. These additional costs and expenses are not reflected in our historical financial statements prior to our IPO. These incremental costs are reflected in selling, general and administrative expense for the periods following our IPO.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our consolidated and combined carve-out financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA in this annual report provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, see “Item 3. Key Information—Selected Financial Data.”

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the consolidated and combined financial statements.

The basis of preparation and significant accounting policies are discussed in Note 1 “General Information” and Note 2 “Summary of Significant Accounting Policies” in our consolidated and combined carve financial statements appearing elsewhere in this annual report. We believe these accounting policies listed below reflect the more significant estimates and assumptions used in preparation of the financial statements. See Note 2 to our consolidated and combined carve out financial statements included elsewhere in this annual report, for a discussion of additional accounting policies, estimates and judgments made by its management.

Revenue Recognition

We generate revenues through the provision of fee-based services to our customers under a combination of multi-year and month-to-month agreements. Certain agreements contain “take-or-pay” provisions whereby we are entitled to a minimum throughput or storage fee. We recognize revenues when the service is provided, the refined petroleum products and crude oil are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

We recognize revenues in accordance with applicable accounting standards. Our assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

•	Persuasive Evidence of an Arrangement Exists. Our customary practices are to enter into a written contract, executed by both us and the customer or to obtain other written correspondence that represents a legally binding arrangement.

•	Service is Provided. We consider services provided when the refined petroleum products and crude oil are shipped through, delivered by or stored in our pipelines, terminals and storage facilities, as applicable.

•	Fixed or Determinable Fee. We negotiate the fees for our services at the outset of our fee-based agreements. Under certain contracts, the fees are due in advance on the first of the month. For other agreements, the amount of revenue is determinable after services are provided and volumes handled can be measured.

•	Collection is Deemed Probable. Collectability is evaluated on a customer-by-customer basis. We conduct a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if we expect that the customer will be able to pay amounts under the agreement as payments become due. If we determine that collection is not probable, revenues are deferred and recognized upon cash collection.

We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Asset Retirement Obligation

We initially record asset retirement obligations at fair value at the time a legal (or constructive) obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded as operating expense.

Our operating assets generally consist of storage tanks, pipelines and related facilities, which when properly maintained, have a very long period of economic use. Management is accordingly unable to reliably predict when, or if, our tanks, pipelines and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset as both the amounts and timing of such potential future costs are indeterminable.

Goodwill

We review our goodwill annually for impairment as of December 31 or more frequently if impairment indicators are identified. The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. Our estimated cash flows are primarily based on our future expectations of revenues, operating costs and maintenance capital expenditures. Cash flows are estimated over a 10 year period including a terminal value. Based on our assessment as of December 31, 2014, the fair value of our reporting units exceeded the carrying value and therefore no impairment was identified.

Impairment Assessment of Long-Lived Assets

In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. Long-Lived Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate the potential impairment of long-lived assets or asset groups based on undiscounted cash flow expectations for the related asset or asset group relative to its carrying value. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions. If a long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis, quoted market values and third-party independent appraisals, as considered necessary.

Environmental and Other Contingent Liabilities

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The provisions recorded comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed upon project plan and can be reasonably estimated. At December 31, 2014 and 2013 we had accruals for environmental obligations. See “Note 12. Environmental Provisions” of the consolidated and combined carve-out financial statements included elsewhere in this report.

Certain conditions may exist as of the date our consolidated and combined financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability is accrued in our combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Postretirement Benefit Plan Obligations

We have two defined benefit pension plans (in The Netherlands and Belgium) covering a total of 164 employees. The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheet. Total expected contributions including participant contributions to the benefit plan during the upcoming year amounts to $1.0 million.

New Accounting Pronouncements

See Note 2 “Summary of Significant Accounting Policies” of the consolidated and combined carve-out financial statements included elsewhere in this annual report.

A.	Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table and discussion is a summary of the results of operations for the years ended December 31, 2014 and 2013.

	Year Ended December 31
	2014	2013
	(in US$ millions)
Revenues:
Storage and throughput fees	$273.8	$263.6
Excess throughput and ancillary fees	29.4	35.6

Total revenues	303.2	299.2
Operating costs and expenses:
Operating costs	92.9	88.9
Depreciation and amortization	70.7	67.4
Selling, general and administrative	27.2	22.9
Other operating expenses	—	0.9

Total operating expenses	190.8	180.1

Total operating income	112.4	119.1

Other income (expense):
Interest expense, including affiliates	(21.1)	(30.0)
Other expenses	(10.0)	(1.4)

Total other expense, net	(31.1)	(31.4)

Income before income tax expense	81.3	87.7
Income tax expense	(16.3)	(17.7)

Net Income	$65.0	$70.0

Revenues. Revenues for the year ended December 31, 2014, increased by $4.0 million, or 1.3%, compared to the year ended December 31, 2013. This increase was primarily attributable to $6.9 million of revenues related to additional storage capacity rented in our Belgium and Amsterdam terminals in 2014 and $2.7 million of revenue related to our Rotterdam and Fujairah terminals due to additional storage capacity rented in 2014. The capacity at these terminals was not available in 2013 as it was being upgraded or was undergoing maintenance activities. These increases were offset primarily by a decrease of $6.2 million in excess throughput and ancillary fees due to less overall throughput turns at our European terminals.

Operating Costs and Expenses. Total operating costs and expenses for the year ended December 31, 2014, increased by $10.7 million, or 5.9%, compared to the year ended December 31, 2013. This increase was primarily attributable to higher labor expenses of $7.0 million due to pension obligations and other employee salary and compensation benefits including $3.3 million of expense related to the long term incentive plan expense charged to the Partnership from VTTI. This amount will not be cash settled and has been reflected as a contribution to equity by VTTI. These increases were offset by lower utilities expenses of $2.2 million due to equipment enhancements to decrease our utility consumption at our Rotterdam terminal.

Operating Costs

The following table details the types and amounts of operating costs incurred during the years ended December 31, 2014 and 2013.

	Operating Costs Years Ended December 31,
	2014	2013
	(in US$ millions)
Operating Costs:
Labor	$37.8	$34.3
Utilities	7.9	10.1
Repairs and maintenance	17.1	17.3
Leases	13.7	13.4
Other costs	16.4	13.8

Total operating costs	$92.9	$88.9

Depreciation and Amortization Expenses. Depreciation and amortization expense for the year ended December 31, 2014, increased by $3.3 million, or 4.9%, compared to the year ended December 31, 2013. This increase was primarily attributable to additional depreciation of capital expenditures from recently upgraded capacity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2014, increased by $4.3 million, or 18.8%, compared to the year ended December 31, 2013. This increase was primarily attributable to additional costs incurred as a result of being a public company including audit, tax, legal and consultancy fees of $2.1 million and additional IT costs of $1.4 million.

Interest Expense. Interest expense for the year ended December 31, 2014, decreased by $8.9 million, or 29.7%, compared to the year ended December 31, 2013. This decrease was primarily attributable to lower interest bearing debt amounts in 2014 compared to 2013 which included the conversion of $200.0 million of intercompany debt with VTTI to equity.

Other Expense. Other expense for the year ended December 31, 2014, increased by $8.6 million, or 614%, compared to the year ended December 31, 2013. This increase was primarily attributable to a total net gain on derivative financial instruments of $10.6 million. The $10.6 million was comprised of a net gain of $23.1 million related to our forward foreign currency agreements, which was offset by a net loss of $12.5 million on our interest rate swaps. This increase was offset by a net loss on foreign currency transactions of $15.3 million and an increase in other non-operating finance expenses of $5.3 million which includes amounts paid for the termination of certain interest rate swaps in conjunction with the repayment of debt related to the first phase of our Johore terminal.

Income Tax Expense. Income taxes for the year ended December 31, 2014, decreased by $1.4 million, or 7.9%, compared to the year ended December 31, 2013. This decrease is primarily attributable to lower taxable income in Malaysia of $1.6 million due to lower revenues and increased non-deductible expenses in the Netherlands of $3.3 million. These items were partially offset by the release of a valuation allowance in the Netherlands of $3.5 million.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table and discussion is a summary of the results of operations of our Predecessor for the years ended December 31, 2013 and 2012.

	Year Ended December 31
	2013	2012
	(in US$ millions)
Revenues:
Storage and throughput fees	$263.6	$232.1
Excess throughput and ancillary fees	35.6	25.5

Total revenues	299.2	257.6
Operating costs and expenses:
Operating costs	88.9	80.9
Depreciation and amortization	67.4	55.5
Selling, general and administrative	22.9	20.7
Other operating expenses	0.9	0.6

Total operating expenses	180.1	157.7

Total operating income	119.1	99.9

Other income (expense):
Interest expense, including affiliates	(30.0)	(18.9)
Other expenses	(1.4)	(0.7)

Total other expense, net	(31.4)	(19.6)

Income before income tax expense	87.7	80.3
Income tax expense	(17.7)	(14.2)

Net Income	$70.0	$66.1

Revenues. Revenues for the year ended December 31, 2013, increased by $41.6 million, or 16.1%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at the first phase of our Johore terminal and to the opening of the third phase of our Rotterdam terminal, which collectively increased revenues by $26.8 million. Increase in excess throughput and associated increase in additional services across our terminals increased revenue by $10.1 million.

Operating Costs and Expenses. Total operating costs for the year ended December 31, 2013, increased by $22.4 million, or 14.2%, compared to the year ended December 31, 2012. This increase was largely attributable to the first full year of operations at the first phase of our Johore terminal and the third phase of our Rotterdam terminal.

Operating Costs. The following table details the types and amounts of operating costs incurred during the years ended December 31, 2013 and 2012.

	Operating Costs Years Ended December 31,
	2013	2012
	(in US$ millions)
Operating Costs:
Labor	$34.3	$33.6
Utilities	10.1	8.3
Repairs and maintenance	17.3	15.1
Leases	13.4	12.6
Other costs	13.8	11.3

Total operating costs	$88.9	$80.9

Depreciation and Amortization Expenses. Depreciation and amortization expense for the year ended December 31, 2013, increased by $11.9 million, or 21.4%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at the first phase of our Johore terminal and the third phase of our Rotterdam terminal.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2013, increased by $2.2 million, or 10.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to the first full year of operations at the first phase of our Johore terminal and the third phase of our Rotterdam terminal.

Interest Expense. Interest expense for the year ended December 31, 2013, increased by $11.1 million, or 58.7%, compared to the year ended December 31, 2012. This increase in interest expense was primarily due to the project financing of our Johore terminal.

Income Tax Expense. Income taxes for the year ended December 31, 2013, increased by $3.5 million, or 24.6%, compared to the year ended December 31, 2012. This increase was primarily attributable to higher income taxes due to the first full year of operations at the first phase of our Johore terminal and the third phase of Rotterdam and the related increase in taxable income.

B.	Liquidity and Capital Resources

Liquidity

The Partnership operates in a capital intensive industry and our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, service our debt, maintain cash reserves against fluctuations in operating cash flows and pay distributions. Our sources of liquidity include cash generated by our operations, borrowings under VTTI Operating’s revolving credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. See “—Cash flows—Capital Expenditures” for a further discussion of the impact on liquidity from capital expenditures. The longer term sources of funds are expected to be a combination of borrowings and debt financing, equity financing and cash generated from operations. Because the Partnership distributes all of its available cash, the Partnership expects that it will rely on financing from related parties and external financing sources, including the issuance of debt, bank borrowings or issuance of equity securities, to fund acquisitions and growth capital expenditures.

Our cash and cash equivalents are primarily held in US dollars and Euros. Our European based terminals generate revenues in Euros and we incur expenses in Euros which offset a portion of our currency exposure. For the remaining currency exposure we enter into foreign currency forward contracts to manage the variability of our Euro denominated cash flows against the US Dollar. As of December 31, 2014 our current forward currency contracts had termination dates from March 2015 through June 2018. Subsequent to December 31, 2014 we have entered into additional forward contracts through June 2019.

As of December 31, 2014, the Partnership’s cash and cash equivalents were $36.3 million, compared to $54.5 million as of December 31, 2013.

We intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $10.8 million per quarter, or $43.1 million per year, based on the number of outstanding common, subordinated and general partner units, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. See “Partnership Distribution Policy.”

Our Credit Facilities

VTTI Operating Revolving Credit Facility

Prior to our IPO, VTTI Operating entered into a new €500.0 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”). As of December 31, 2014, the facility is also available in US dollars up to a maximum of 50% of the total facility. The US dollars maximum borrowing limit was subsequently increased to 60% in February 2015. Additionally, on March 27, 2015, we increased the amount available under the facility by

€80 million in accordance with the terms of the facility to a total of €580 million. As of December 31, 2014, $573.7 million was drawn down on the VTTI Operating Revolving Credit Facility. The amounts outstanding as of December 31, 2014 include €225 million of Euro borrowings and $300 million of US Dollar borrowings. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness, which included repayment of historical intercompany loans from VTTI. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin.

The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2014 we were in compliance with our covenants under this facility.

Johore Facility and ATB Phase 2 Facility

On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, as borrower, entered into a seven-year, $230 million loan agreement with Sumitomo Mitsui Banking Corporation, as facility agent, and a syndicate of lenders, in connection with the construction of our Johore terminal. This facility was repaid using proceeds from intercompany loans with VTTI prior to our IPO and therefore no amounts were outstanding as of December 31, 2014.

In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2014, $56.1 million is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations will commence when ATB Phase 2 is completed. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Second Phase of Johore Terminal” for a further discussion of phase two of our Johore terminal.

Cash Flows

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2014 and 2013 were as follows:

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2014 decreased by $15.9 million, or 10.6%, compared to the year ended December 31, 2013. This decrease was primarily attributable to a decrease in net income for the year of $5 million as a result of non-cash items including unrealized losses on foreign currency transactions and unrealized gains on derivatives, and lower cash generated through working capital activities.

Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended December 31, 2014 was $121.2 million, compared to $84.7 million for the year ended December 31, 2013, which primarily consisted of an increase in cash used for capital expenditures for the refurbishment and upgrading of tanks at our Amsterdam and Belgian terminals as well as capital expenditures related to ATB Phase 2.

Net Cash Provided by Financing Activities. Net cash used by financing activities for the year ended December 31, 2014 was $28.9 million, compared to $51.0 million for the year ended December 31, 2013, which consisted primarily of proceeds and repayments from drawdowns on our €500 million facility, additional intercompany funding prior to our IPO, as well as the repayment of intercompany loans to VTTI in conjunction with our refinancing and IPO formation transactions, distributions to unitiholders in 2014 and dividends to non-controlling interests.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2013 and 2012 were as follows:

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2013 increased by $28.8 million, or 23.8%, compared to the year ended December 31, 2012. The increase was primarily attributable to the first full year of operations of the first phase of our Johore terminal and to the opening of the third phase of our Rotterdam terminal.

Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended December 31, 2013 was $84.7 million, compared to $146.1 million for the year ended December 31, 2012, which primarily consisted of investing activities related to expansion capital for our Antwerp, Amsterdam and other terminals. Net cash used in investing activities for the year ended December 31, 2012 primarily consisted of the construction of the first phase of our Johore terminal and the completion of the third phase of our Rotterdam terminal, as well as maintenance capital for other terminals.

Net Cash Provided by Financing Activities. Net cash reimbursed by financing activities for the year ended December 31, 2013 was $51.0 million, compared to $54.5 million for the year ended December 31, 2012, which consisted primarily of repayment of borrowings through intercompany loans and dividend distributions. Net cash provided by financing activities for the year ended December 31, 2012 consisted of drawdowns on our Johore Facility and borrowings through intercompany loans.

Capital Expenditures

The terminaling business is capital-intensive, requiring significant investment for the maintenance of existing assets and the acquisition or development of new systems and facilities. We categorize our capital expenditures as:

•	maintenance capital expenditures, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain and extend our long-term operating capacity or operating income; or

•	expansion capital expenditures, which are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.

For the years ended December 31, 2014 and 2013 our capital expenditures were $121.2 million and $84.7 million, respectively. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

Our cash capital expenditures for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in US$ millions)
Maintenance capital expenditures	$24.0	$28.4
Expansion capital expenditures (1)	97.2	56.3

Total	$121.2	$84.7

(1)	$56.1 million of the expansion capital expenditures relate to ATB Phase 2 expansion. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

Year ended December 31, 2014

The $24.0 million of maintenance capital expenditures for the year ended December 31, 2014 was related to regular capital maintenance across our portfolio of terminals.

Of the $97.2 million of expansion capital expenditures for the year ended December 31, 2014, $36.0 million was related to refurbishment of out of service tanks and upgrading of infrastructure and tanks at our Amsterdam and Antwerp terminals and $56.1 million was related to construction of the second phase of our Johore terminal. The remaining expenditures relate to other various enhancements at our Rotterdam and Seaport terminals.

Year ended December 31, 2013

The $28.4 million of maintenance capital expenditures for the year ended December 31, 2013 was related to regular capital maintenance across our portfolio of terminals.

Of the $56.3 million of expansion capital expenditures for the year ended December 31, 2013, $36.1 million was related to refurbishment of out-of-service tanks at our Antwerp terminal and $11.6 million was related to expansion and revamping projects at our Amsterdam terminal. The remaining $8.6 million was related to new pipeline and other infrastructure investments at our Rotterdam, Johore and Fujairah terminals.

C.	Research and Development, Patents and Licenses, Etc.

None.

D.	Trend Information

See “Item 5. Operating and Financial Review and Prospects—Factors That Impact Our Business.”

E.	Off-balance Sheet Arrangements

At December 31, 2014, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

At December 31, 2014 we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in US$ millions)
Debt obligations—non-affiliates	$573.7	$—	$—	$573.7	$—
Debt obligations—affiliates(1)	56.1	—	13.2	13.2	29.7
Operating lease obligations	233.4	12.3	24.6	23.3	173.2
Capital commitments(2)	21.1	20.4	0.3	0.4	—

Pension obligations	11.8	1.0	2.6	2.4	5.8
Environmental obligations	23.0	0.5	3.2	3.3	16.0
Total	$919.1	$34.2	$43.9	$616.3	$224.7

(1)	The $56.1 million is related to a shareholder loan with VTTI for the construction of ATB phase 2. Payment amounts exclude interest which accrues at LIBOR plus 3.5%. See Item 7 Major Unitholders and Related Party Transactions – B. Related Party Transactions.
(2)	This amount includes approximately $14.7 million related to the capital commitments for ATB Phase 2 expansion to be incurred in 2015 which is to be funded from a shareholder loan with VTTI. See Item 7 Major Unitholders and Related Party Transactions – B. Related Party Transactions.

G.	Safe Harbor

Please read “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information about our directors and executive officers. The business address for each of our directors and executive officers is 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom.

Name	Age	Position with our General Partner
Mr. Robert Nijst	50	Chief Executive Officer

Mr. Robert Abbott	36	Chief Financial Officer

Mr. Rubel Yilmaz	42	Head of Business Development and Strategy

Mr. Yang Chien Yee	47	Chairman of the Board of Directors

Mr. Javed Ahmed	45	Director

Mr. Christopher Paul Bake	50	Director

Captain Rajalingam Subramaniam	49	Director

Mr. Paul Govaart	66	Director

Mr. Thomas Leaver	62	Director

Mr. Ian Farmer	53	Director

Robert Nijst has been the chief executive officer of our general partner since June 19, 2014 and has been the chief executive officer of VTTI since 2006. Prior to joining VTTI, Mr. Nijst spent 14 years at Royal Vopak NV, most recently serving as president of VOPAK’s Oil Europe and Middle East division. Mr. Nijst holds a degree in economics from Erasmus University in Rotterdam and a Master’s Degree in Business Administration from IMD Lausanne.

Robert Abbott has been the chief financial officer of our general partner since November 3, 2014. Mr. Abbott previously served as a director in the Energy Corporate Finance team of Deutsche Bank from 2008. Mr. Abbott holds a degree in history from the University of Cambridge. He is also a member of the Institute of Chartered Accountants of England and Wales.

Rubel Yilmaz has been the head of business development and strategy of our general partner since June 19, 2014 and served as chief financial officer of our general partner from June 19, 2014 to November 3, 2014. Mr. Yilmaz joined VTTI in November 2007 and worked in management of the Ventspils and Amsterdam terminals until his election as chief financial officer of VTTI in July 2009. Prior to his positions with VTTI, Mr. Yilmaz served in several finance positions at Unilever for eleven years. Mr. Yilmaz holds a degree in economics from the University of Groningen in the Netherlands.

Yang Chien Yee has served as a director since 2014 and has been Chairman of the Board of Directors of our general partner since February 1, 2015. Mr. Yee has ten years of experience in both direct shipping and research and investment banking and was appointed the chief operating officer of MISC Berhad in July of 2013. Mr. Yee also served within MISC Berhad from 2001 to 2003 where he was involved in the acquisition of subsidiary AET and from 2005 to 2008 as the group vice president of corporate planning for AET. He has also been serving as the vice president of corporate planning and development since 2008. Mr. Yee also sits on the board of several major subsidiaries of the MISC Group including Malaysia Marine and Heavy Engineering Holdings Berhad and AET Tanker Holdings Sdn. Bhd. Prior to his current positions, Mr. Yee began his career as an auditor in 1990 before progressing towards equity research and investment banking with various financial institutions during a period of 10 years. He has since focused mainly on corporate planning work specializing in strategic planning, mergers and acquisitions and risk management. Mr. Yee holds degrees in Financial Accounting/Management and Economics from the University of Sheffield.

Javed Ahmed has served as a director since 2014. He is the head of acquisitions and investments for the Vitol Group, where he is responsible for overseeing Vitol’s investment activity, with an emphasis on midstream and downstream energy infrastructure. Mr. Ahmed is a board member of VTTI, Vivo Energy, and VPI Holding Limited and previously served as a board member of Ventspils Nafta and Blueknight Energy Partners, L.P. Prior to joining Vitol in 2009, Mr. Ahmed was a managing director at Morgan Stanley and the head of acquisitions and structured transactions for Morgan Stanley’s

Commodities Group. He also served on the board of Heidmar Holdings LLC and Transmontaigne Partners L.P. Mr. Ahmed was with Morgan Stanley from 1997-2009. Mr. Ahmed holds a degree in Economics and Mathematics from Yale University and a JD/MBA from Harvard University.

Christopher Paul Bake has served as a director since 2014. He is the managing director of Vitol Dubai, a member of the Vitol Group board of directors and a director of VTTI. Mr. Bake established Vitol’s Dubai office in 2006 and was instrumental in creating Oman Trading International, a joint venture between Vitol and Oman Oil Company, and in managing the acquisition of the Fujairah Refinery, which is one of Vitol’s key assets in the region. During his tenure at Vitol, Mr. Bake has served in Vitol’s offices in Bahrain, London, Buenos Aires and Houston, and held several global leadership positions, including director of the Bahrain office and head of the global gasoline trading portfolio. Prior to joining Vitol in 1995, Mr. Bake worked for BP and Phibro, a subsidiary of Salomon Brothers. Mr. Bake holds a degree in International Business and Marketing from the University of Texas.

Rajalingam Subramaniam has served as a director since February 2015. Captain Subramaniam has served as vice president fleet management services of MISC since 2008 and previously worked as general manager shipmanagement and group vice president of AET Shipmanagement. Captain Subramaniam was appointed as Honorary Commander of the Royal Malaysian Navy in 2009 and was elected as the vice chairman of the International Tankers Owners’ Association in 2012. He serves as a director of several subsidiaries of MISC including Malaysia Marine and Heavy Engineering Holdings Berhad as well as joint venture companies within the MISC group.

Paul Govaart has served as a director since 2014. He is an independent strategy consultant and has served as non-executive director on several companies’ boards of directors, including Broströms AB, Dockwise Transport B.V., Flinter Groep B.V. and several Royal Vopak NV entities. From 1970 to 2010, Mr. Govaart worked for Royal Vopak NV, which operates 84 terminals in 31 countries worldwide. During his career with Vopak, Mr. Govaart held various management positions including executive board member, president of Asia and senior vice president of strategy management. Mr. Govaart holds degrees in Business Economics and Industrial Engineering. Mr. Govaart has also completed an Advanced Management Program from Insead Business School, a Non-Executive Director program from the University of Rotterdam and the Specialized Executive Master Consulting and Coaching for Change program from HEC Paris and Saïd Business School of the University of Oxford. Our Board of Directors has determined that Mr. Govaart meets the standards established by the NYSE and the Exchange Act to serve as an independent director.

Thomas Leaver has served as a director since 2014. He has over thirty years of experience in international oil trading, including in refining, marine terminal operations and marine transportation. Mr. Leaver served as chief executive officer of Dubai Mercantile Exchange from 2008 to 2012. Prior to joining the Dubai Mercantile Exchange, Mr. Leaver served as President of TransCanada International Petroleum Ltd. and Managing Director of Neste Oil Petroleum Products Ltd. Mr. Leaver also worked as an external consultant for McKinsey & Company, Inc. from 2001 to 2004 and in 2013 where he advised national and international oil companies in the Middle East, Europe and Asia on best trading practices, asset optimization, feedstock optimization and best risk-management practices. Mr. Leaver also served as a member of the United Arab Emirates Advisory Council for the Chartered Institute for Securities and Investment. Mr. Leaver holds a degree in Economics and Accounting from the University of California, Berkley. Our Board of Directors has determined that Mr. Leaver meets the standards established by the NYSE and the Exchange Act to serve as an independent director.

Ian Farmer has served as a director since 2014. Prior to his appointment, Mr. Farmer served as chief executive officer from 2008 to 2012 of Lonmin plc, the world’s third largest platinum group metals mining company, chief strategic officer of Lonmin from 2001 to 2008 and in various financial roles with Lonmin prior to 2001. Mr. Farmer is a qualified Chartered Accountant and holds a Bachelor of Accounting Science from the University of South Africa. Our Board of Directors has determined that Mr. Farmer meets the standards established by the NYSE and the Exchange Act to serve as an independent director.

B.	Compensation

Reimbursement of Expenses of Our General Partner

Our general partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.

Executive Compensation

Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. Our general partner’s executive officers are employed by VTTI Services and are made available to VTTI Holdings pursuant to the terms of a secondment agreement that VTTI Services entered into with VTTI Holdings in conjunction with our IPO. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will, on a cost-plus basis, reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to the employees who provide services to us and our affiliates, including the executive officers of our general partner. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Secondment Agreement.”

Our executive officers are employed with VTTI Services and continue to have responsibilities that are unrelated to our business. Our executive officers do not receive any separate amounts of compensation for their services to our business. Except with respect to awards that may be granted under the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, which is described below, they will not receive separate amounts of compensation for their services as executive officers of our general partner. For the year ended December 31, 2014, a total amount of $0.9 million was incurred under the terms of the secondment agreement between VTTI Services and VTTI Holdings which includes an amount for employee compensation and benefits of employees, including the executive officers of our general partner, who provide services to us and our affiliates.

Our Long-Term Incentive Plan

In conjunction with our IPO, our general partner adopted the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards relating to our common units under the LTIP. These awards, which may include unit options, unit appreciation rights, restricted units, phantom units, other unit-based awards distribution equivalent rights, and profits interest units, will be intended to compensate the recipients based on performance and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The LTIP is administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The LTIP limits the number of units that may be delivered pursuant to vested awards to 4,100,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. As of December 31, 2014, there were no outstanding awards under the LTIP and our general partner has not granted any such awards during or for the year ended December 31, 2014 or any prior period.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights. The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights. The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards. Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units. Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards. The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units. Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control. If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service. The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan. The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

Compensation of Directors

The employees of Vitol or MISC who also serve as directors of our general partner do not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner, VTTI, Vitol or MISC receive cash compensation as “non-employee directors”, with an annual value equal to £50,000. In addition, the chair of each standing committee of our general partner’s board of directors receives an additional annual cash retainer in the amount of £10,000. During the year ended December 31, 2014, aggregate compensation for our non-employee directors was $0.1 million. In addition, each director is indemnified for his or her actions associated with being a director to the fullest extent permitted under Marshall Islands law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

C.	Board Practices

General

We are managed by the directors and executive officers of our general partner, VTTI Energy Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. VTTI indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Directors are elected by VTTI MLP Partners B.V., a wholly-owned subsidiary of VTTI, in its capacity as the sole member of our general partner, and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors.

All of the executive officers of our general partner, other than Mr. Abbott, the chief financial officer of our general partner, also currently serve as executive officers of VTTI, are employed by VTTI Services, and provide services to VTTI Holdings. All references in this annual report to “our officers” include those officers of VTTI who perform executive officer functions for our benefit. Certain of our officers may face a conflict regarding the allocation of their time between our business and the other business interests of VTTI. The amount of time certain of our officers will allocate between our business and the business of VTTI will vary from time to time depending on various circumstances and the needs of the businesses, such as the level of strategic activities of the businesses. Such officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. VTTI Operating and its subsidiaries will employ most of the personnel who work at our terminaling facilities.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by VTTI MLP Partners B.V., a subsidiary of VTTI B.V., in its capacity as the sole member of our general partner. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility is largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Exemptions from NYSE Corporate Governance Rules

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under U.S. securities laws, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. Additionally, because we are a publicly traded partnership, the NYSE does not require us to have, and we will not have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. See “Item 16G. Corporate Governance” for more information.

Committees of the Board of Directors

The board of directors of our general partner has an audit committee and may have such other committees, including a conflicts committee, as the board of directors shall determine from time to time. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Three independent members of the board of directors of our general partner serve as members of our audit committee. The audit committee is comprised of Mr. Farmer, Mr. Govaart and Mr. Leaver and Mr. Farmer serves as chairman of the audit committee. Each member qualifies as an “audit committee expert” for purposes of SEC rules and regulations. Our audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm has unrestricted access to our audit committee.

Conflicts Committee

The board of directors of our general partner may establish a conflicts committee from time to time to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. If established, the conflicts committee will be comprised of Mr. Leaver, Mr. Farmer and Mr. Govaart, and Mr. Leaver will serve as chairman of the conflicts committee. Our conflicts committee determines if the resolution of a conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee will be presumed to have been approved in good faith, will be deemed to be approved by all of our partners and will not be a breach by our general partner of any duties it may owe us or our unitholders.

Operations Committee

The board of directors of our general partner intends to establish an operations committee consisting of three independent members of the board of directors. When formed, we anticipate that the operations committee will be comprised of Mr. Govaart, Mr. Farmer and Mr. Leaver, and Mr. Govaart will serve as chairman of the operations committee. The operations committee will assist the board of directors of our general partner at its request with its oversight responsibilities with respect to safety, health, environmental care and cost efficiency, labor productivity, energy and waste reduction, project execution and implementation, including those associated with sustaining capital expenditures, and proposed new or related lines of business to be entered into by the Partnership.

D.	Employees

We are managed and operated by the executive officers of our general partner, and our terminals are managed and operated by staff who are employed by various subsidiaries owned by VTTI Operating. As of December 31, 2014, there were approximately 380 employees of subsidiaries of VTTI Operating. Other management and administrative services provided to us are pursuant to the Administrative Services Agreement and Secondment Agreement or recharged to us by VTTI. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”

Some of the employees that provide services to us are represented by collective labor agreements. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for the Partnership, other increased costs or increased operating restrictions that could adversely affect our financial performance. The Partnership and VTTI consider their relationships with the various unions as stable, productive and professional.

E.	Unit Ownership

As of April 29, 2015, there were no common units or subordinated units beneficially owned by our current directors or executive officers.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 29, 2015 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned

Name of Beneficial Owner	Number	Percent	Number	Percent

VTTI MLP Partners B.V.	—	—	20,125,000	100.0%	49.0%

Salient Capital Advisors, LLC	3,168,791	15.7%	—	—	7.9%

Goldman Sachs Asset Management, L.P.	2,841,980	14.1%	—	—	7.1%

Chickasaw Capital Management, LLC	2,574,096	12.8%	—	—	6.4%

Osterweis Capital Management, Inc. / Osterweis Capital Management, LLC / John S. Osterweis(1)	1,829,715	9.1%	—	—	4.5%

Clearbridge Investments, LLC	1,071,910	5.3%	—	—	2.7%

Kayne Anderson Capital Advisors, L.P. / Richard A. Kayne(2)	1,039,883	5.2%	—	—	2.6%

(1)	Osterweis Capital Management, Inc. has sole voting power as to 687,415 common units and sole dispositive power as to 690,190 common units (which represents beneficial ownership of 3.4% of the common units). Osterweis Capital Management, LLC has sole voting power as to 1,135,685 common units and sole dispositive power as to 1,139,525 common units (which represents beneficial ownership of 5.7% of the common units). Osterweis Capital Management, Inc., Osterweis Capital Management, LLC and John S. Osterweis filed Schedule 13G as a group and, cumulatively, have sole voting power as to 1,823,100 common units and sole dispositive power as to 1,829,715 common units. This information is based on the Schedule 13G filed by Osterweis Capital Management, Inc., Osterweis Capital Management, LLC and John S. Osterweis on February 17, 2015.
(2)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,039,883 common units and shared dispositive power as to 1,039,883 common units. This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 14, 2015.

B.	Related Party Transactions

We have entered into agreements and completed transactions with related parties in conjunction with our IPO and anticipate doing so in the future. We entered into the following related party transactions or agreements during the year ended December 31, 2014:

Omnibus Agreement

We entered into an omnibus agreement (the “Omnibus Agreement”) with VTTI, VTTI MLP Partners B.V., our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the Omnibus Agreement.

Rights of First Offer

Pursuant to the Omnibus Agreement, VTTI granted us a right of first offer to purchase the remaining 64.0% of VTTI Operating and other existing and future terminaling and related energy infrastructure assets held by VTTI.

Prior to entering into any transaction regarding any asset disposition with an unaffiliated third party, VTTI will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. Following receipt of such notice we will have 30 days to determine whether that asset is suitable for our business at that particular time, and to propose a transaction with VTTI. We and VTTI will then have 30 days to negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, VTTI will be able within the next 180 calendar days to sell, transfer or dispose of the asset to a third party on terms and conditions determined in the sole discretion of VTTI.

Upon a change of control of us or our general partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately. If no such change of control occurs, the right of first offer provisions shall continue perpetually.

Indemnification

Under the Omnibus Agreement, VTTI has indemnified us for all known liabilities exceeding $29.8 million in the aggregate and certain unknown liabilities arising out of any violation of environmental laws and any environmental condition or event associated with the operation of our assets and occurring at or before the closing of our IPO whether discovered before or after the closing of our IPO. Indemnification for all known environmental losses is limited to those identified within five years of the applicable completion dates of soil remediation projects at our Amsterdam and Antwerp terminals. Indemnification for all unknown environmental liabilities is limited to those identified prior to the fifth anniversary of the closing of our IPO. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by VTTI for environmental and toxic tort liabilities. No such claim may be made unless the aggregate dollar amount of all claims exceeds $500,000 in which case VTTI is liable for claims only to the extent such aggregate amount exceeds $500,000.

VTTI has also indemnified us for liabilities related to:

•	certain defects in title to the assets contributed to us and any failure to obtain, prior to the time they were contributed to us (or as soon as reasonably practicable thereafter), certain consents, licenses, permits and approvals necessary to own or operate the assets contributed to us;

•	events and conditions associated with assets retained by VTTI and VTTI MLP Partners B.V.;

•	certain tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed; and

•	the ownership, development, construction, operation or transfer of the assets relating to the second phase of our Johore terminal.

We have agreed to indemnify VTTI for events and conditions associated with the operation of our assets that occur after our IPO and for environmental liabilities related to our assets to the extent VTTI is not required to indemnify us as described above.

Guarantees

In addition, while we believe that each of our terminals will be contracted for the foreseeable future at a rate not less than the respective rate in effect as of the date of our IPO, pursuant to the Omnibus Agreement, VTTI will guarantee the rates of certain capacity currently contracted by Vitol, at current rates for a specified period of time after the applicable Vitol terminaling services agreement expires, resulting in an overall weighted average contract tenor of more than four years as of December 31, 2014. If Vitol does not renew a certain terminaling services agreement, at the end of such agreement’s duration, VTTI will either contract a third-party customer to replace Vitol’s commitments or reimburse us for any losses resulting from Vitol’s expiring contract for a period of either three or five years from June 30, 2014. If Vitol does not renew an expiring terminaling services agreement, other than in connection with a breach by us or our subsidiaries, and VTTI is unable to contract a third-party customer to replace Vitol’s commitments, VTTI will reimburse us for the aggregate monthly amount that Vitol would have paid under all the expiring terminaling services agreements, less the amount actually received under the terminaling services agreements, until the expiration of the Guarantee Period (as defined in the Omnibus Agreement). If VTTI fails to reimburse us for such losses, Vitol and MISC, jointly and severally, agree to pay the reimbursement amount no later than the second business day after such failure to pay. The table below specifies Vitol’s existing storage capacity and the duration that VTTI will provide the guarantee for each respective terminal:

Terminal	Vitol Storage Capacity (MMBbls)	Guarantee Duration from 12/31/2014
Amsterdam	2.9	4.5 years
Antwerp	2.3	2.5 years
Rotterdam	5.1	4.5 years
Seaport Canaveral	2.8	2.5 years
Fujairah	7.4	4.5 years

Total	20.5

Although we will make every effort to renew existing contracts or seek new customers upon the expiration of existing Vitol terminaling services agreements, if we are unable to do so, we believe that the guarantee arrangement described above provides us with stable and predictable cash flows for an extended period of time. Furthermore, Vitol has entered into a terminaling services agreement at our Johore terminal for 4.9 MMBbls that will not expire until 2019.

Second Phase of Johore Terminal

Prior to our IPO, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we have found it reasonably impracticable to do so, and ATB will continue to own the assets.

In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2014, $56.1 million is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations will commence when ATB Phase 2 is completed.

Administrative Services Agreement and Secondment Agreement

We entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, a wholly-owned subsidiary of the Partnership, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, a wholly-owned subsidiary of VTTI MLP Partners B.V., VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct.

The Administrative Services Agreement will continue indefinitely until terminated by us upon 90 days’ notice for any reason in the sole discretion of our general partner. In addition, the Administrative Services Agreement may be terminated by VTTI Holdings upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment, order or decree that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any proceedings for a reorganization or arrangement of debts, dissolution or liquidation.

Under the Administrative Services Agreement and the Secondment Agreement, certain officers of VTTI Services provide executive officer functions for our benefit. These officers are responsible for our day-to-day management subject to the direction of our general partner. We have the ability to terminate the arrangement with VTTI Holdings regarding the provision of executive officer services to us with respect to VTTI Holdings at any time in its sole discretion.

The administrative services provided by VTTI Holdings include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

VTTI Holdings receives a service fee in US Dollars of approximately $3.0 million per year in connection with providing services under the Administrative Services Agreement in addition to a reimbursement for all other out-of-pocket costs, expenses, disbursements and charges incurred by VTTI Holdings in connection with the administrative services.

Under the Administrative Services Agreement, we have indemnified VTTI Holdings and its subcontractor against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of VTTI Holdings or the subcontractor or their respective officers, employees and agents.

Pursuant to the Secondment Agreement, VTTI Services, pursuant to which VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide the services described in the Administrative Services Agreement. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses.

Contribution Agreement

We entered into a contribution agreement with VTTI and certain of its subsidiaries in connection with our IPO that effected certain formation transactions including the transfer of ownership interests in certain holding companies from VTTI to us. This agreement was not the result of arm’s-length negotiations, and it, or any of the transactions that it provides for, may not have been on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All transaction expenses incurred in connection with these transactions were paid by VTTI MLP Partners B.V. which was the selling unitholder of our common units at the time of our IPO.

Terminaling Services Agreements with Vitol

We are party to several terminaling services agreements with Vitol, a 50% indirect shareholder in VTTI, which provided 77%, 76% and 72% of our revenue for the years ended December 31, 2014, 2013 and 2012 respectively.

Other Related Party Transactions

As a result of our relationships with VTTI and its affiliates, we, our general partner and our subsidiaries have entered into and may in the future enter into various agreements that may not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “transactions with affiliates” or “related party transactions.”

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our general partner. Pursuant to our partnership agreement, our general partner may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our general partner’s board of directors or from the common unitholders (excluding common units owned by our general partner and its affiliates). Our general partner will not be in breach of its obligations under the partnership agreement or its duties stated or implied by law or equity if the transaction is approved by the conflicts committee or the requisite majority of the unitholders. If approval of the conflicts committee is sought, then it will be presumed that, in making its decision, the conflicts committee acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must subjectively believe that the determination or other action is in our best interests.

If formed by our general partner, the conflicts committee of our general partner will be comprised of at least two members of the board of directors of our general partner. The conflicts committee is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) security holders, officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner or (c) holders of any ownership interest in the Partnership and its subsidiaries (other than common units or awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

If our general partner’s board of directors does not seek approval by the conflicts committee or the requisite majority of the unitholders it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” for additional information.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Partnership Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by us distributing all of our available cash (after deducting expenses, including maintenance and replacement capital expenditures and reserves). Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our general partner to establish reserves and other limitations.

•	We are subject to restrictions on distributions under the financing agreements relating to our Credit Facilities. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. VTTI indirectly beneficially owns all of our subordinated units outstanding as of December 31, 2014.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Minimum Quarterly Distribution

The holders of our common units are entitled to at least the minimum quarterly distribution of $0.2625 per unit on a quarterly basis, or $1.05 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

Subordination Period

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.2625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner holds 100% of the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interests without a vote of our unitholders. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%
First Target Distribution	up to $0.301875	98.0%	2.0%	0%
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%
Thereafter	above $0.393750	50.0%	2.0%	48.0%

Quarterly Distributions

The following table below sets out the quarterly distributions declared and paid to our unitholders since our IPO.

	Amount declared and paid per unit ($)				Amount declared and paid ($m)

Period in respect of	General Partner	Common units	Subordinated units	Incentive Distribution rights	General Partner	Common units	Subordinated units	Incentive distribution rights	Total

Q3 2014(1)	0.159783	0.159783	0.159783	—	0.1	3.25	3.25	—	6.6
Q4 2014	0.2625	0.2625	0.2625	—	0.1	5.3	5.3	—	10.7

(1)	The distribution was prorated for the period beginning August 6, 2014, the closing date of our IPO, and ending on September 30, 2014, and was equivalent to our quarterly distribution of $0.2625 per outstanding unit.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low market prices for our common units as reported by the NYSE, for the years, quarters and months indicated below are as follows:

	High	Low
Year ended December 31, 2014 (1)	27.58	20.26
First quarter 2015	28.2	20.09
Fourth quarter 2014	24.62	20.84
Third Quarter 2014 (2)	27.58	20.26
Month ended April 30, 2015 (3)	25.98	23.60
Month ended March 31, 2015	26.73	23.25
Month ended February 28, 2015	28.2	22.82
Month ended January 31, 2015	25.85	20.09
Month ended December 31, 2014	25.94	20.84
Month ended November 30, 2014	26.58	21.51
Month ended October 31, 2014	26.53	21.11

(1)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through December 31, 2014.
(2)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through September 30, 2014.
(3)	Includes the period from April 1, 2015 through April 29, 2015.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common units started trading on the NYSE under the symbol “VTTI” on August 1, 2014.

D.	Selling Unitholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Unit Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on July 28, 2014.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which the Partnership or any of the Partnership’s subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.	Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2014, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd and VTTI MLP B.V. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Contribution Agreement.”

2.	Omnibus Agreement, dated as of August 6, 2014, among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd, VTTI MLP B.V. and, solely for the purposes of Article V, Vitol Holding B.V. and MISC Berhad. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

3.	Administrative Services Agreement, dated as of August 6, 2014, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”

4.	Secondment Agreement, dated as of August 6, 2014, by and between VTTI MLP Services Ltd and VTTI MLP Holdings Ltd. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”

5.	Facility Agreement, dated as of June 26, 2014, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch, BNP Paribas, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, The Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Oversea Chinese Banking Corporation Limited, London Branch, Société and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Joint Lead Arrangers, and the lenders party thereto (incorporated by reference to Exhibit 10.22 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 14, 2014). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities—VTTI Operating Revolving Credit Facility.”

6.	Contract for the Storage and Handling of Gasoil and Gasoil Components, dated as of August 1, 2012, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.4 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

7.	Amendment Agreement to the Contract for the Storage and Handling of Gasoil and Gasoil Components, dated as of March 1, 2013, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.5 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

8.	Gasoil Storage Agreement, dated as of August 15, 2009, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.6 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

9.	Amendment Agreement to the Gasoil Storage Agreement, dated as of February 1, 2011, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.7 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

10.	Storage and Handling Contract, dated as of January 1, 2011, between EuroTank Amsterdam BV and Vitol SA. (incorporated by reference to Exhibit 10.8 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

11.	Term Storage Contract, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.9 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 22, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

12.	Term Storage Contract, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.10 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

13.	Term Storage Contract, dated as of September 17, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.11 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

14.	Amendment Agreement to the Term Storage Contract, dated as of March 26, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.12 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

15.	Amendment II to the Term Storage Contract, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.13 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

16.	Amendment III to the Term Storage Contract, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.14 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Terminaling Services Agreements with Vitol.”

17.	Storage Contract, dated as of July 1, 2011, between VTTI Fujairah Terminals Ltd. Fzc and Vitol Bahrain E.C. (incorporated by reference to Exhibit 10.15 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

18.	Storage Contract, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A. (incorporated by reference to Exhibit 10.16 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

19.	Terminaling Services Contract, dated February 1, 2010 between Seaport Canaveral, Corp. and Vitol Inc. (incorporated by reference to Exhibit 10.17 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

20.	Term Storage Agreement, dated December 15, 2009, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.18 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

21.	First Amendment Agreement to the Term Storage Agreement, dated September 15, 2010, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.19 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

22.	Second Amendment Agreement to the Term Storage Agreement, dated February 18, 2011, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.20 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

23.	Amendment Agreement to the Term Storage Contract, dated as of July 2, 2014, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.24 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 3, 2014). See “Item 4. Information on the Partnership—Business Overview—Contracts.”

24.	Shareholder Loan Agreement, dated as of July 8, 2014, between ATT Tanjung Bin Sdn Bhd and VTTI B.V.

25.	Shareholder Support Undertaking Relating to the Phase 2 Project, dated as of July 8, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and VTTI MLP B.V.

26.	Subordination Agreement, dated as of June 27, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International.

27.	Amendment to Facility Agreement, dated as of December 2, 2014, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

28.	Second Amendment to Facility Agreement, dated as of January 26, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

29.	Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015 from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

30.	Guarantee Confirmation Deed to Facility Agreement, dated as of March 18, 2015, by and among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International and the guarantors party thereto

31.	Amendment I to the Term Storage Contract, dated as of July 9, 2014, between VTTI Fujairah Terminals Ltd. Fzc and Vitol Bahrain E.C.

32.	Amendment to Terminalling Services Contract, dated as of December 2, 2014, between Seaport Canaveral, Corp., Vitol Inc. and Vitol Aviation Company

33.	Amendment to Terminalling Services Contract, dated as of March 1, 2015, between Seaport Canaveral, Corp. and Vitol Inc.

34.	Amendment II to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A.

35.	Amendment I to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A.

36.	Amendment II to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A

37.	Term Storage Agreement, dated as of October 1, 2014, between Euro Tank Terminal BV and Vitol S.A.

38.	Amendment I to the Term Storage Agreement, dated as of January 3, 2015, between Euro Tank Terminal BV and Vitol S.A.

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant to unitholders. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to VTTI Energy Partners, LP, the Holding Companies and the Operating Companies.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and does not comment on all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion has only limited application to entities treated as partnerships for U.S. federal income tax purposes, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (“REITs”) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle”, “hedge”, “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding any matter affecting us or our unitholders. Accordingly, the positions we take may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and for incentive distributions to our general partner and, thus, will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Election to Be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, (and subject to the discussion below in “—PFIC Status and Significant Tax Consequences—Taxation of U.S. Holders Making a Timely QEF Election”), U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a nontaxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion below of the rules applicable to PFICs, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as nontaxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to a 3.8% Medicare tax, or NIIT, on certain net investment income. For these purposes, net investment income generally includes dividends and capital gains realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•	at least 75% of our gross income (including the gross income of our subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation we believe that we were not a PFIC for our 2014 taxable year and that we will not be a PFIC for our current or any future taxable year. We believe that more than 25% of our gross income for our 2014 taxable year arose and for our current and each future taxable year will arise from terminal services activities that do not generate passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we believe we were not a PFIC for our 2014 taxable year and will not be a PFIC for our current or any future taxable year.

Distinguishing between arrangements treated as generating rental income, which may constitute passive income for purposes of determining our PFIC status, and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our terminal operations, and it is possible that the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner designed to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file an annual report with the IRS.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, the Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed would result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and would not be taxed again once distributed. An Electing Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a Timely Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non-Electing Holder’s holding period for the common units before the taxable year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of certain Non-U.S. Holders entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed of and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 ($100,000 if you are married and file a joint return) on the last day of the tax year or (2) $75,000 ($150,000 if you are married and file a joint return) at any time during the tax year) are required to report information relating to such assets by filing IRS Form 8938. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

Non-U.S. Tax Considerations

Marshall Islands Tax Consequences

The following discussion is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or engage in business in, the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or our subsidiaries will, conduct business or operations in the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our units, and you will not be required by the Marshall Islands to file a tax return relating to the units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, which may be required of him.

Netherlands Tax Considerations

The following is a discussion of the material Dutch tax consequences that may be relevant to unitholders who are not and have not been resident of the Netherlands for Dutch tax purposes and who are not subject to any Dutch tax for any source or reason other than by virtue of their ownership of our common units.

Unitholders who are, or have been, resident of the Netherlands for Dutch tax purposes and/or subject to Dutch tax for any source or reason other than by virtue of their ownership of our common units are urged to consult their own tax advisors regarding the potential Dutch tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing Dutch legislation, case law and current Dutch tax authorities’ practice and policy as of the date of this Annual Report, both of which may change, possibly with retroactive effect. Changes in legislation, case law and the practice and policy of Dutch tax authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Distributions

We are not required to withhold Dutch dividend withholding tax when making distributions to unitholders provided that the place of effective management of the following entities—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is not in the Netherlands for Dutch tax purposes. We have obtained an Advance Tax Ruling from the Dutch tax authorities confirming that the place of effective management of these entities will be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management, as included in the ruling request. Consequently, any distribution to unitholders should not be subject to Dutch dividend withholding tax. Please read “—Advance Tax Ruling.”

Taxation of Income and Disposition of Units

Under Dutch tax legislation, non-Dutch resident unitholders will not be subject to tax in the Netherlands merely by virtue of their ownership of our common units. Consequently, under such circumstances, non-Dutch resident unitholders will not be liable to any Dutch taxation regarding the purchase, ownership or disposition of common units. Also, non-Dutch resident unitholders are not required to file a Dutch tax return in the Netherlands relating to their ownership of common units merely by virtue of their ownership of our common units. We have also obtained an Advance Tax Ruling from the Dutch tax authorities confirming this tax treatment. Please read “—Advance Tax Ruling.”

Advance Tax Ruling

We concluded an Advance Tax Ruling with the Dutch tax authorities with a term of five years starting from the day of the Initial Public Offering and with an understanding to prolong the Advance Tax Ruling for another period of five years, unless the relevant facts and circumstances have changed or in case of a relevant amendment of the law.

The Advance Tax Ruling is a legally binding agreement between us and the Dutch tax authorities.

In the Advance Tax Ruling we obtained advance certainty from the Dutch tax authorities that under the Dutch taxation legislation, and based on our description of the relevant facts and circumstances as included in the ruling request, non-Dutch resident common unitholders will not be subject to Dutch non-resident tax merely by virtue of their ownership of our common units. It has also been agreed that we are not required to withhold Dutch dividend withholding tax on distributions made to unitholders provided that the place of effective management of the following entities—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is and will continue to be outside the Netherlands, which place of effective management has been confirmed to be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management as included in the ruling request.

In the Advance Tax Ruling, concluded on the basis of our description of the relevant facts and circumstances as included in the ruling request, we obtained advance certainty from the Dutch tax authorities that under the Dutch taxation legislation dividend distributions and repayments of equity made by VTTI MLP B.V. to its shareholder VTTI MLP Holdings Ltd are exempt from Dutch dividend withholding tax and that any benefit, including capital gains and dividend income, derived from our operating subsidiaries by VTTI MLP B.V. should be exempt from Dutch taxation pursuant to the Dutch participation exemption.

In the Advance Tax Ruling, concluded on the basis of our description of the envisaged organization, governance and management as included in the ruling request, we obtained advance certainty from the Dutch tax authorities that we and our subsidiary VTTI MLP Holdings Ltd will not be regarded as Dutch tax residents and, as a result, will not be subject to Dutch corporate income tax.

United Kingdom Tax Considerations

The following is a discussion of the material U.K. tax consequences that may be relevant to unitholders who are not (and have not been) resident in the United Kingdom for U.K. tax purposes, or “non-U.K. Holders.”

Unitholders who are (or have been) resident in the United Kingdom for U.K. tax purposes are urged to consult their own tax advisors regarding the U.K. tax consequences to them of an investment in our common units.

The discussion that follows is based upon existing U.K. legislation and current HM Revenue & Customs practice as of the date of this Annual Report, both of which may change, possibly with retroactive effect. Any such changes may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

Taxation of Income and Disposals

We are not required to withhold U.K. tax when paying distributions to unitholders.

Under U.K. taxation legislation, non-U.K. holders will not be required to pay tax in the United Kingdom on income or profits, including chargeable (capital) gains, in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom; and

•	such holders do not have a branch or agency or permanent establishment in the United Kingdom to which such common units are used, held or acquired.

We have obtained confirmation from HM Revenue & Customs that unitholders should not be regarded as carrying on a trade in the United Kingdom and should not be required to pay tax in the United Kingdom merely by virtue of ownership of our common units.

Stamp Taxes

No liability for stamp duty reserve tax should arise in connection with the issuance of units to unitholders or the transfer of units by unitholders.

Provided that the instrument of transfer is not executed in any part of the United Kingdom and does not relate to any property situated or to any matter or thing done or to be done in any part of the United Kingdom, no liabilities to U.K. stamp duty should arise in connection with the issue of units in our Partnership to unitholders or with the transfer of units in our Partnership.

EACH UNITHOLDER AND PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to in this Annual Report may be inspected at our principal executive office at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC Public Reference Section may be obtained by calling the SEC at 1-800-SEC-0330.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have from time to time entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from such risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management. We do not take title to the refined petroleum products and crude oil that we handle and store and do not intend to hedge our indirect exposure to commodity risk.

Interest Rate Risks

We are subject to market risks relating to changes in interest rates because VTTI Operating has floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to interest rate risks. Interest rate swaps are used to convert a portion of our floating rate debt obligations based on LIBOR or EURIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

As of December 31, 2014 we were party to interest rate swap contracts with a combined notional debt amount of $557.3 million. Under the terms of the interest rate swaps, we receive LIBOR or EURIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.67% per annum and 1.88% per annum. These agreements have maturity dates in July 2018.

As of December 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was $203.0 million, based on our total net interest bearing debt of $629.8 million, less the notional debt amount of our floating to fixed interest rate swaps of $426.8 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of $2.0 million on an annual basis as of December 31, 2014.

In July 2014 we terminated existing interest rate swaps agreements and entered into new interest rate swap agreements which do not qualify for hedge accounting and therefore the change in fair value is reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2014, we have a total unrealized loss and related mark to market derivative liability of $14.0 million.

Foreign Currency Fluctuation Risks

We are exposed to fluctuations in foreign exchange rates with respect to our terminals in Europe which receive their revenue in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs denominated in Euro, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE dirham.

Additionally we have foreign currency exchange translation risk arising from the translation of intercompany loans which are not denominated in US dollars. Exchanges at market rates may result in substantial foreign exchange losses which may be unrealized or realized in our consolidated and combined carve-out statement of operations.

As of December 31, 2014, we were party to forward foreign exchange contracts with a combined notional amount of €156.0 million with various maturity dates between March 2015 and June 2018. Our forward foreign exchange contracts do not qualify for hedge accounting and therefore the change in fair value is reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2014, we have a total unrealized gain and related asset of $22.9 million. A 10% change in the exchange rate between the Euro and the US dollar would result in a gain of $18.9 million based on our existing forward exchange contracts.

Concentration of Credit Risk

A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 92%, 93% and 92% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively, including Vitol, which accounted for 77%, 76% and 72% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

We regularly perform credit evaluations of our customers and generally do not require collateral in our business agreements. We negotiate the fees for our services at the outset of our fee-based agreements and under certain contracts, the fees are due in advance on the first of the month.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 31, 2014, the Form F-1 relating to our IPO, Commission file number 333-196907, was declared effective. On August 6, 2014, we closed our IPO, pursuant to which VTTI MLP Partners B.V., our direct parent, sold 20,125,000 common units representing limited partner interests in the Partnership. Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC served as the managing underwriters of our IPO. The 20,125,000 common units were sold to the public at a price of $21.00 per unit, raising gross proceeds of $422.6 million. The net proceeds to VTTI MLP Partners B.V., our direct parent, from our IPO were $395.2 million, after deducting underwriting discounts, commissions and structuring fees and certain related offering expenses paid by VTTI MLP Partners B.V. The Partnership did not receive any proceeds from the sale of common units by VTTI MLP Partners B.V.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company” we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of our general partner has determined that Ian Farmer, Paul Govaart and Thomas Leaver each qualify as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

ITEM 16B.	CODE OF ETHICS

We have adopted the VTTI Code of Conduct that applies to all of our employees, officers and directors. This document is available under the “Corporate Governance” tab of our website (www.vttienergypartners.com). We intend to disclose, under this tab of our website, any waivers to or amendments of the VTTI Code of Conduct for the benefit of any of our directors and executive officers.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the years ended December 31, 2014 and 2013 was Ernst & Young (Accountants) LLP. Fees incurred by the Partnership for Ernst & Young (Accountants) LLP’s services for the year ending December 31, 2014 and 2013 were as follows:

Fees	2014	2013
Audit Fees (1)	$915,000	—
Audit-Related Fees (2)	—	—
Tax Fees (3)	34,300	—
All Other Fees (4)	—	—

Total fee	$949,300	—

(1)	Audit fees represent professional services rendered for the audit of the Partnership’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. For the year ended December 31, 2013, and the period prior to completion of our IPO on August 6, 2014, audit fees and audit-related fees were included as part of the aggregate fees billed to and paid by VTTI B.V.
(2)	Audit-related fees represent professional services for assurance and related services provided by the principal accountant that are related to the performance of the auditor or review of the registrant’s financial statements and are not reported under Audit Fees above.
(3)	Taxation fees represent fees for professional services provided by the principal accountant for tax compliance, tax advice and tax planning.
(4)	All other fees represent fees for professional services provided by the principal accountant that are not included in the categories listed above.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Partnership’s independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Partnership’s principal accountant for all periods in 2014 subsequent to the IPO.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Overview

Pursuant to an exception under the NYSE listing standards for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer like us to have a board of directors that is comprised of a majority of independent directors. The NYSE rules also do not require limited partnerships like us to have a board of directors comprised of a majority of independent directors. Further, under Marshall Islands law, we are also not required to have a board of directors comprised of a majority of independent directors. However, our board of directors has determined that each of Ian Farmer, Paul Govaart and Thomas Leaver satisfy the independence standards established by the NYSE as applicable to us.

Executive Sessions

The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Marshall Islands law and our partnership agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our partnership agreement, we do not currently have a nominating or corporate governance committee.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a compensation committee.

Corporate Governance Guidelines

The NYSE requires listed U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law, and we have not adopted such guidelines.

We make available a statement of significant differences on our website (www.vttienergypartners.com). We believe that our established corporate governance practices satisfy the NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-41, together with the related reports of Ernst & Young (Accountants) LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report.

Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-3
Consolidated and Combined Carve-out Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012	F-4
Consolidated and Combined Carve-out Balance Sheets as of December 31, 2014 and 2013	F-5
Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31 2014, 2013 and 2012	F-6
Consolidated and Combined Carve-out Statements of Changes in Partners’ Capital/Owners’ Equity for the years ended December 31, 2014, 2013 and 2012	F-7
Notes to the Consolidated and Combined Carve-out Financial Statements	F-8

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated and combined carve-out financial statements and therefore have been omitted.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1*	Certificate of Limited Partnership of VTTI Energy Partners LP (incorporated by reference to Exhibit 3.1 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on April 17, 2014)

1.2	First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP

1.3*	Articles of Association of VTTI MLP B.V. (incorporated by reference to Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on June 19, 2014)

4.1	VTTI Energy Partners LP 2014 Long-Term Incentive Plan

4.2	Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2014, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd and VTTI MLP B.V.

4.3	Omnibus Agreement, dated as of August 6, 2014, among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd, VTTI MLP B.V. and, solely for the purposes of Article V, Vitol Holding B.V. and MISC Berhad

4.4	Administrative Services Agreement, dated as of August 6, 2014, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd

4.5	Secondment Agreement, dated as of August 6, 2014, by and between VTTI MLP Services Ltd and VTTI MLP Holdings Ltd

4.6*	Facility Agreement, dated as of June 26, 2014, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch, BNP Paribas, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, The Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Oversea Chinese Banking Corporation Limited, London Branch, Société and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Joint Lead Arrangers, and the lenders party thereto (incorporated by reference to Exhibit 10.22 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 14, 2014)

4.7*†	Contract for the Storage and Handling of Gasoil and Gasoil Components, dated as of August 1, 2012, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.4 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.8*†	Amendment Agreement to the Contract for the Storage and Handling of Gasoil and Gasoil Components, dated as of March 1, 2013, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.5 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.9*†	Gasoil Storage Agreement, dated as of August 15, 2009, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.6 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.10*†	Amendment Agreement to the Gasoil Storage Agreement, dated as of February 1, 2011, between EuroTank Amsterdam BV and Vitol S.A. (incorporated by reference to Exhibit 10.7 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.11*†	Storage and Handling Contract, dated as of January 1, 2011, between EuroTank Amsterdam BV and Vitol SA. (incorporated by reference to Exhibit 10.8 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.12*†	Term Storage Contract, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.9 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 22, 2014)

4.13*†	Term Storage Contract, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.10 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.14*†	Term Storage Contract, dated as of September 17, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.11 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.15*†	Amendment Agreement to the Term Storage Contract, dated as of March 26, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.12 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.16*	Amendment II to the Term Storage Contract, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.13 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.17*	Amendment III to the Term Storage Contract, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.14 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.18*†	Storage Contract, dated as of July 1, 2011, between VTTI Fujairah Terminals Ltd. Fzc and Vitol Bahrain E.C. (incorporated by reference to Exhibit 10.15 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.19*†	Storage Contract, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A. (incorporated by reference to Exhibit 10.16 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.20*†	Terminaling Services Contract, dated February 1, 2010 between Seaport Canaveral, Corp. and Vitol Inc. (incorporated by reference to Exhibit 10.17 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.21*†	Term Storage Agreement, dated December 15, 2009, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.18 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.22*	First Amendment Agreement to the Term Storage Agreement, dated September 15, 2010, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.19 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.23*†	Second Amendment Agreement to the Term Storage Agreement, dated February 18, 2011, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.20 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on May 29, 2014)

4.24*	Amendment Agreement to the Term Storage Contract, dated as of July 2, 2014, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.24 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 3, 2014)

4.25	Shareholder Loan Agreement, dated as of July 8, 2014, between ATT Tanjung Bin Sdn Bhd and VTTI B.V.

4.26	Shareholder Support Undertaking Relating to the Phase 2 Project, dated as of July 8, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and VTTI MLP B.V.

4.27	Subordination Agreement, dated as of June 27, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International.

4.28	Amendment to Facility Agreement, dated as of December 2, 2014, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

4.29	Second Amendment to Facility Agreement, dated as of January 26, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

4.30	Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015 from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

4.31

Guarantee Confirmation Deed to Facility Agreement, dated as of March 18, 2015, by and among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International and the guarantors party thereto

4.32†	Amendment I to the Term Storage Contract, dated as of July 9, 2014, between VTTI Fujairah Terminals Ltd. Fzc and Vitol Bahrain E.C.

4.33	Amendment to Terminalling Services Contract, dated as of December 2, 2014, between Seaport Canaveral, Corp., Vitol Inc. and Vitol Aviation Company

4.34†	Amendment to Terminalling Services Contract, dated as of March 1, 2015, between Seaport Canaveral, Corp. and Vitol Inc.

4.35	Amendment II to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A.

4.36	Amendment I to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A.

4.37†	Amendment II to the Term Storage Contract, dated as of April 28, 2015, between Antwerp Terminal and Processing Company and Vitol S.A.

4.38†	Term Storage Agreement, dated as of October 1, 2014, between Euro Tank Terminal BV and Vitol S.A.

4.39†	Amendment I to the Term Storage Agreement, dated as of January 3, 2015, between Euro Tank Terminal BV and Vitol S.A.

8.1	Subsidiaries of VTTI Energy Partners LP

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.
*	Incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VTTI ENERGY PARTNERS LP

By:	VTTI Energy Partners GP LLC, its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer

Date: April 30, 2015

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders of VTTI Energy Partners LP

We have audited the accompanying consolidated and combined carve-out balance sheets of VTTI Energy Partners LP (the “Partnership’’) as of December 31, 2014 and 2013, and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners’ capital/owners’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined carve-out financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of VTTI Energy Partners LP at December 31, 2014 and 2013, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Accountants LLP

Rotterdam, The Netherlands

April 30, 2015

VTTI ENERGY PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2014, 2013 and 2012

(in US$ millions, except per unit data)

	Notes	2014	2013	2012
Revenues, third parties	18	70.8	71.3	72.2
Revenues, affiliates	3,4	232.4	227.9	185.4

Total revenues		303.2	299.2	257.6

Operating costs and expenses:
Operating costs		92.9	88.9	80.9
Depreciation and amortization	7,8	70.7	67.4	55.5
Selling, general and administrative		27.2	22.9	20.7
Loss on disposal of property, plant and equipment		—	0.9	0.3
Loss on write-off of assets		—	—	0.3

Total operating expenses		190.8	180.1	157.7

Total operating income		112.4	119.1	99.9

Other (expense)/income:
Interest expense, including related party	19	(21.1)	(30.0)	(18.9)
Other finance expense	19	(5.3)	(1.0)	(0.6)
Net loss on foreign currency transactions		(15.3)	(0.4)	(0.1)
Gain on derivative financial instruments	15	10.6	—	—

Total other (expense)/income		(31.1)	(31.4)	(19.6)

Income before income tax expense		81.3	87.7	80.3
Income tax expense	13	(16.3)	(17.7)	(14.2)

Net income		65.0	70.0	66.1

Non-controlling interest		(20.9)	(5.5)	(5.2)

Net income attributable to VTTI Energy Partners LP Owners		44.1	64.5	60.9

Earnings per unit (1)	22
Common unit		$0.2313	—	—
Subordinated unit		$0.2313	—	—
General partner unit		$0.2313	—	—

(1)	Earnings per unit information is given for the period from the date of the closing of the IPO (August 6, 2014). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in VTTI Partners’ structure and the basis of preparation as described in note 2.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for the years ended December 31, 2014, 2013 and 2012

(in US$ millions)

	2014	2013	2012
Net income	65.0	70.0	66.1
Other comprehensive income:
Postretirement benefit plan adjustment, net of tax	(0.1)	0.5	(2.6)
Exchange rate translation difference, net of tax	(19.7)	13.3	10.1
Effective portion cashflow hedge, net of tax	5.3	4.6	(2.1)

Total other comprehensive (loss)/income	(14.5)	18.4	5.4

Total comprehensive income	50.5	88.4	71.5

Comprehensive income attributable to:
Partners’ capital / parent’s equity	31.3	81.5	65.6
Non-controlling interest	14.3	6.9	5.9
Total comprehensive income attributable to VTTI Energy Partners LP owners	4.9	—	—

	50.5	88.4	71.5

Note: All items of other comprehensive (loss)/ income are stated net of tax.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2014 and 2013

(in US$ millions)

	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		36.3	54.5
Restricted cash		2.2	8.0
Trade accounts receivable		9.7	9.8
Affiliates	4	23.6	22.8
Other receivables and current assets	6	21.9	15.8
Prepaid expenses	6	1.7	3.2
Deferred tax assets	13	0.9	2.6
Derivative assets	15	7.7	—

Total current assets		104.0	116.7

Long-term assets
Long-term receivables		1.2	14.0
Long-term prepaid expenses	6	22.7	23.8
Deferred tax assets		32.8	40.8
Property, plant and equipment	7	1,276.8	1,283.4
Intangible assets, net	8	40.2	46.2
Goodwill	9	119.6	131.4
Derivative assets	15	15.2	—
Deferred debt issuance costs		0.5	2.2

Total long-term assets		1,509.0	1,541.8

Total assets		1,613.0	1,658.5

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		16.5	22.7
Affiliates	4	4.4	44.8
Current instalments of long-term debt	10	—	25.1
Derivative liabilities	15	5.6	3.6
Other liabilities and accrued expenses	16	31.4	26.6

Total current liabilities		57.9	122.8

Long-term liabilities
Long-term debt, excluding current instalments	10	573.7	175.6
Derivative liabilities	15	8.4	3.5
Long-term debt, affiliates	10	56.1	611.8
Postretirement benefit and post-employment obligation	11	11.8	12.4
Environmental provisions	12	23.0	30.1
Deferred tax liabilities	13	33.0	46.0
Other long-term liabilities		13.9	10.6

Total long-term liabilities		719.9	890.0

Total liabilities		777.8	1,012.8

Commitments and Contingencies	17
Equity
Parents’ equity		—	594.8
Partners’ capital
Common unitholders 20,125,000 units issued and outstanding at December 31, 2014 (2013 0)		141.7	—
Subordinated unitholders 20,125,000 units issued and outstanding at December 31, 2014 (2013 0)		141.7	—
General partner unitholders 821,429 units issued and outstanding at December 31, 2014 (2013 0)		5.7	—
Total partners’ capital		289.1	—
Accumulated Other Comprehensive Income	20	(6.0)

Total equity before non-controlling interests		283.1	—
Non-controlling interests		552.1	50.9

Total equity		835.2	645.7

Total liabilities and equity		1,613.0	1,658.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

(in US$ millions)

	2014	2013	2012
Cash flows provided by operating activities:

Net income	65.0	70.0	66.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	70.7	67.4	55.5
Loss on disposal and write-off of property, plant & equipment	—	0.9	0.6
Deferred income tax expense	16.3	17.7	14.2
Unrealized (gain)/loss on foreign currency transactions	14.4	(0.4)	(0.1)
Unrealized (gain)/loss on derivative instruments	(22.0)	—	—
Changes in operating assets and liabilities
Decrease (increase) of long-term prepaid land leases	—	(11.2)	(14.7)
Increase (decrease) in provisions	(4.8)	(2.6)	(7.2)
Increase (decrease) in other long-term liabilities	3.5	—	—
Decrease (increase) in trade accounts receivable	(0.7)	4.8	(6.2)
Decrease (increase) in receivables, affiliates	(2.9)	2.5	(16.1)
Decrease (increase) in other receivables	12.3	(7.5)	(7.2)
Increase (decrease) in trade accounts payable	(4.4)	4.9	(7.5)
Increase (decrease) in payables, affiliates	(31.1)	5.8	23.3
Increase (decrease) in other current liabilities	17.7	(2.4)	20.4

Net cash provided by operating activities	134.0	149.9	121.1

Cash flows from investing activities
Capital expenditures	(121.2)	(84.7)	(146.1)

Net cash used in investing activities	(121.2)	(84.7)	(146.1)

Cash flows from financing activities
Contribution from owners	3.3	7.0	6.0
Proceeds from long-term debt	1,042.3	32.4	78.2
Repayment of long-term debt	(1,006.5)	(63.6)	(43.9)
Proceeds from share premium contributions	—	—	13.1
Restricted cash	5.8	—	—
Dividend paid	(54.9)	(24.2)	—
Dividends paid to non-controlling interest	(18.9)	(2.6)	1.1

Net cash provided by/(used in) financing activities	(28.9)	(51.0)	54.5

Effect of exchange rate changes on cash	(2.0)	1.6	0.6

Net increase/(decrease) in cash and cash equivalents	(18.2)	15.8	30.1

Cash and cash equivalents at beginning of the reporting period	54.5	38.7	8.6

Cash and cash equivalents at end of the reporting period	36.3	54.5	38.7

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/OWNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in US$ millions)

	Parent’s Equity	Common units	Subordinated units	General Partner	Accumulated Other Comprehensive Income	Total before Non- controlling Interest	Non- controlling Interest	Total Partners’ Capital/ Owners’ Equity
Balance at December 31, 2011	472.7	—	—	—	—	472.7	39.6	512.3
Net income	60.9	—	—	—	—	60.9	5.2	66.1
Other comprehensive income	4.7	—	—	—	—	4.7	0.7	5.4
Cash contributions	11.3	—	—	—	—	11.3	1.1	12.4
Contribution from owners	6.0	—	—	—	—	6.0	—	6.0
Loan conversion to equity	101.4	—	—	—	—	101.4	—	101.4

Balance at December 31, 2012	657.0	—	—	—	—	657.0	46.6	703.6

Net income	64.5	—	—	—	—	64.5	5.5	70.0
Other comprehensive income	17.0	—	—	—	—	17.0	1.4	18.4
Cash dividends	(24.2)	—	—	—	—	(24.2)	(2.6)	(26.8)
Contribution from owners	7.0	—	—	—	—	7.0	—	7.0
Loan conversion to equity	(126.5)	—	—	—	—	(126.5)	0.0	(126.5)

Balance at December 31, 2013	594.8	—	—	—	—	594.8	50.9	645.7

Net income	34.6	—	—	—	—	34.6	2.9	37.5
Other comprehensive income	(3.3)	—	—	—	—	(3.3)	(0.9)	(4.2)
Cash dividends	(48.4)	—	—	—	—	(48.4)	(4.0)	(52.4)
Loan conversion to equity	204.0	—	—	—	—	204.0	—	204.0

Balance at August 6, 2014	781.7	—	—	—	—	781.7	48.9	830.6

Allocation of Partnership Capital to unit holders	(781.7)	138.2	138.2	5.6	(1.4)	(501.1)	501.1	—
Net income	—	4.7	4.7	0.1	—	9.5	18.0	27.5
Other comprehensive income	—	—	—	—	(4.6)	(4.6)	(5.7)	(10.3)
Cash distributions	—	(3.2)	(3.2)	(0.1)	—	(6.5)	(14.9)	(21.4)
Contribution from owners	—	2.0	2.0	0.1	—	4.1	4.7	8.8

Balance at December 31, 2014	—	141.7	141.7	5.7	(6.0)	283.1	552.1	835.2

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

Notes to the Consolidated and combined carve-out Financial Statements

Note 1 - General Information

1. Overview

VTTI Energy Partners LP (“VTTI Partners” or the “Partnership”) is a limited partnership formed under the laws of the Republic of the Marshall Islands on April 11, 2014 by VTTI B.V. (“VTTI”), to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

The assets of VTTI Partners consist of a 36% indirect interest in VTTI MLP B.V., a Dutch limited liability company (“VTTI Operating”), which owns 100% of a portfolio of 6 terminals located in Europe, the Middle East, Asia, and North America. The remaining 64% interest in VTTI MLP B.V. is owned by VTTI B.V., a privately held limited liability company in The Netherlands. VTTI is a joint venture owned equally by Vitol Holding B.V. (Vitol) and MISC Berhad (MISC).

On August 6, 2014 the Partnership completed its Initial Public Offering (the “IPO”) at the New York Stock Exchange (NYSE). In conjunction with IPO, the following formation transactions were consummated:

•	VTTI Partnership incorporated a 100% subsidiary VTTI MLP Holdings Ltd (“MLP Holdings”), under the laws of the United Kingdom, to acquire through MLP Holdings, a 36% interest in VTTI Operating;

•	VTTI conveyed its equity interests in VTTI Nederland B.V., VTTI Americas B.V., VTTI SE Asia B.V., Eurotank Belgium B.V. and Fosco Holding Ltd. (collectively, the “Holding Companies”), which own 100% equity interests in Antwerp Terminal & Processing Company N.V., ATT Tanjung Bin Sdn. Bhd., ETT Jetty Operations B.V., ETT Pipeline Operations B.V., Eurotank Amsterdam B.V., Euro Tank Terminal B.V., Seaport Canaveral Corp. and VTTI Fujairah Terminals Ltd (collectively, the “Operating Companies”) to VTTI Operating;

•	VTTI conveyed to VTTI MLP Partners BV all of the equity interests in VTTI Operating, including shares that represent an economic interest in VTTI Operating (“profit shares”) and shares with voting rights (“voting shares”);

•	VTTI MLP Partners BV conveyed 0.72% of its profit shares in VTTI Operating to the general partner

•	VTTI MLP partners BV conveyed 35.28% of its profit shares and 51% of its voting shares in VTTI Operating to us in exchange for 20,125,000 common units and 20,125,000 subordinated units;

•	VTTI Energy Partners GP LLC (“General Partner”) conveyed its profit shares in VTTI Operating to us in exchange for maintaining its 2% general partner interest in us;

•	We conveyed all of our voting and profit shares (constituting a 36.0% economic interest and a 51% voting interest) in VTTI Operating to VTTI Holdings;

•	We issued to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $0.2625 per unit per quarter;

•	VTTI MLP Partners BV offered 20,125,000 common units (including the underwriters option) representing a 49% limited partner interest in us to the public for $21.00 per unit in which all of the proceeds were retained by VTTI MLP Partners B.V. Expenses related to the offering were borne by VTTI MLP Partners BV;

•	We entered into agreements with our general partner and certain of its affiliates, pursuant to which they agreed to, among other things, provide us administrative services, indemnify us for certain liabilities and grant us a right of first offer to acquire the assets from VTTI which include the remaining 64% of the interest in VTTI Operating as well as other terminals that that are owned by VTTI.

The following table lists our significant subsidiaries and their purpose as of December 31, 2014.

Name	Jurisdiction of Formation	Purpose
Eurotank Belgium B.V.	The Netherlands	Holding company of ATPC
ATPC Terminal N.V. (“ATPC”)	Belgium	Terminal in Antwerp
VTTI Nederland B.V. (“VTTI Operating”)	The Netherlands	Holding company of Dutch terminals
Euro Tank Terminal B.V. (“ETT”)	The Netherlands	Terminal in Rotterdam
Eurotank Amsterdam B.V. (“ETA”)	The Netherlands	Terminal in Amsterdam
ETT Jetty Operations B.V.	The Netherlands	Jetty operations at ETT
ETT Pipeline Operations B.V.	The Netherlands	Pipeline operations at ETT
VTTI Americas B.V.	The Netherlands	Holding company of SC
Seaport Canaveral Corp. (“SC”)	USA	Terminal in Canaveral, Florida
Fosco Holding Ltd	Bermuda	Holding company of Fujairah terminal
VTTI Fujairah Terminals Ltd (“FTL”)	United Arab Emirates	Terminal in Fujairah
VTTI SE Asia B.V.	The Netherlands	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd (“ATB”)	Malaysia	Terminal in Johore

The entities listed above are wholly owned by VTTI Operating, with the exception of Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd. In these two entities VTTI Operating owns 90% of the economic interest.

As used herein, and unless otherwise required by the context, the term “VTTI Partners” relates to VTTI Energy Partners LP and the terms “Partnership”, “we”, “Group”, “our” and words of similar import refer to VTTI Partners and its consolidated companies. The use herein of such terms as group, organization, we, us, ours and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

2. Basis of Preparation and Presentation

The consolidated and combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The amounts are presented in United States dollar (USD) rounded to the nearest million, unless otherwise stated.

The accounting policies set out below have been consistently applied to all periods presented in these consolidated and combined carve-out financial statements, unless otherwise noted.

Pre-IPO basis of consolidation

Prior to the Partnership’s IPO, the Partnership’s combined carve-out financial statements have been prepared on a “carve-out” basis for the period January 1, 2014 to August 6, 2014 and for the years ended December 31, 2013 and 2012, from the accounting records of VTTI using historical results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI. The combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership and its terminal-owning and operating subsidiaries plus an allocation of items and expenses as described below:

•	The combined terminals of the Partnership including the allocated costs were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital exists in owner’s equity.

•	Certain of VTTI Operating’s initial terminals had interest-bearing long-term intercompany debt with the VTTI Group. In the combined carve-out financial statements the intercompany debt has not been reclassified as equity. Certain conversions of debt are separately presented in the statement of owners’ equity.

•	The Partnership has benefited from VTTI’s general corporate debt, hedging strategy and financing activities. The cost of the corporate debt has been calculated using an effective interest rate charged to the terminals based on the outstanding intercompany loan. The Partnership’s carve-out financial statements include the interest expenses charged by VTTI to the terminals as to reflect their portion in the corporate debt costs.

•	General and administrative expenses, which include defined benefit pension plan costs of VTTI that cannot be attributed to specific terminals, and for which the Partnership is deemed to have received the benefit of, have been allocated pro rata to the Partnership. A discussion of the relationship with VTTI, including a description of the costs that have been allocated to the Partnership as well as the allocation methodology, is included in Note 4 - Related Party Transactions.

•	Goodwill arose in 2006 when VTTI acquired Eurotank Amsterdam B.V. and this goodwill amount was allocated to the Partnership. Reference is made to Note 2 - Summary of Significant Accounting Policies: Goodwill and Note 9 - Goodwill. Goodwill related to the acquisition of the Fujairah terminal has been previously recorded in Fosco Holding Ltd, part of VTTI Operating.

Management believes that the allocations included in the combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis for these periods presented. However, the financial position, results of operations and cash flows of the Partnership may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Post-IPO basis of consolidation

The formation transactions described in the Overview section above represent a reorganization of entities under common control and are recorded at VTTI’s historical book value. Investments in companies in which the Partnership directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All intercompany balances and transactions have been eliminated on consolidation.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Significant items subject to such estimates and assumptions include the impairment of goodwill and other non-financial assets, useful life of property, plant and equipment, decommissioning costs representing the asset retirement obligations, environmental provisions, employee defined benefit obligations, income taxes and contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience, terms of existing contracts and trends in the industry. The results form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources and various other factors that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While VTTI Partners believes that the estimates and assumptions used in the preparation of the consolidated and combined financial statements are appropriate, actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Reporting Currency

The consolidated and combined carve-out financial statements are prepared in the reporting currency of U.S. dollars. The functional currency of VTTI Partners’ operating subsidiaries domiciled in Asia, Middle East and North America is the U.S. dollar, because the subsidiaries operate in the regional or international markets where the majority of revenues and costs are denominated in U.S. dollars. Certain of VTTI Partners’ holding and operating subsidiaries domiciled in Europe operate in the regional and international market where the majority of revenues and costs are denominated in Euro and consequently the functional currency is the Euro.

Transactions involving currencies other than an entity’s functional currency during the year are converted into the functional currency using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated and combined carve-out statements of income.

The assets and liabilities for those subsidiaries with a functional currency other than U.S. dollar, are translated into U.S. dollar at exchange rates in effect at the balance sheet date, and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the consolidated and combined carve-out balance sheets in accumulated other comprehensive income within equity.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2014 and 2013 cash and cash equivalents were comprised of cash held in banks.

Restricted Cash

Restricted cash consists of bank deposits which are not immediately available for use due to contractual restrictions.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under agreed-upon trade terms and are recorded at the invoiced amount and do not bear interest. The Partnership regularly performs credit evaluations of its customers and generally does not require collateral. Management regularly reviews trade accounts receivable on a case-by-case basis to determine if any receivables could potentially be uncollectible, and if so, includes a determined amount in the allowance for doubtful accounts.

Other Receivables

Other receivables are recorded in the balance sheets at their nominal amount less an allowance for doubtful accounts. Other receivables include employee receivables, proceeds from insurance claims, unbilled reimbursable costs, and tax receivables being mainly value added taxes and other receivables, which management believes to have minimal credit risk.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. VTTI Partners capitalizes all direct and indirect construction costs. Indirect construction costs include general engineering, direct project management costs and the cost of funds used during construction. Interest on borrowed funds is capitalized on projects during construction based on the weighted-average interest rate of our debt. The Partnership capitalizes interest on all construction projects requiring a completion period of six months or longer.

Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects are expensed as incurred, unless they increase the original efficiency, productivity, capacity or useful life of property, plant and equipment.

When an item of property, plant and equipment comprises major components having different useful economic lives, they are accounted for as separate items of property, plant and equipment. Depreciation is computed from the date that the asset is available for use and is charged to the statement of operations on a straight-line basis over the estimated useful economic life and taking into account the estimated residual value.

Property, plant and equipment are depreciated using the straight-line method, over the estimated useful life of each asset as follows:

Useful life in Years
Buildings	10 to 40
Main components of tanks and jetties	10 to 40
Installations	10 to 25
Other equipment	3 to 10

The Partnership assigns asset lives based on reasonable estimates when an asset is placed into service. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Asset Retirement Obligation

VTTI Partners initially record asset retirement obligations at fair value at the time a legal (or constructive) obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded as operating expense.

The Partnership’s operating assets generally consist of storage tanks, pipelines and related facilities, which when properly maintained, have a prolonged period of economic use. Management is therefore unable to reliably predict when, or if, the Company’s tanks, pipelines and related facilities would become completely obsolete and require decommissioning. Accordingly, VTTI Partners has not recorded a liability or corresponding asset as both the amounts and timing of such potential future costs are indeterminable.

Impairment Assessment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, VTTI Partners first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If a long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, such as discounted future cash flows analysis, quoted market values and third-party independent appraisals, as considered necessary.

Lease Rights

Lease rights comprise land lease rights or separately acquired jetty lease rights and are recorded at initial recognition at the amount paid. Following initial recognition, lease rights are expensed using the straight-line method over the life of the lease. The expenses are recognized in the statement of operations under operating expenses.

Goodwill

Goodwill is not amortized but is annually reviewed for impairment at year-end or more frequently if impairment indicators are identified. The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit.

Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized over the life of the associated debt instrument using the effective interest method. Amortization of debt issuance costs is included in interest expenses.

Postretirement Benefit Plan Obligations

Defined Contribution Plan

The Partnership has various pension plans for its employees of which most are defined contribution plans. A defined contribution plan is a plan under which VTTI Partners pay fixed contributions into a separate entity. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of operations as incurred.

Defined Benefit Plan and Post Employment Plan

The Partnership’s net obligation in respect of defined benefit pension plans is calculated separately for each plan.

The defined benefit asset or liability comprises the present value of the defined obligation, less unrecognized prior service costs and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund and are not available to the creditors, nor can they be paid directly to any of VTTI Partners’ companies.

The cost of providing postretirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rates of return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method pro-rated on credited service.

For amortization of unrecognized actuarial gains or losses (originating from differences between expectations and realizations and/or changes in actuarial assumptions) the Corridor Method is used. The unrecognized gain (or loss) exceeding 10% of the greater of projected benefit obligation or fair value of assets are amortized to the statement of income over the average future work life.

Environmental Provisions

Provisions are recognized when the Partnership has a present obligation (legal or constructive) as a result of a past event, when (i) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation.

Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The environmental provisions are undiscounted and have been determined based on agreed remediation plans using existing technology, at current prices and on estimates by third party experts. The recorded provisions comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed project plan and can be reasonably estimated.

Revenue Recognition

The Partnership generates revenues through the provision of fee-based services to their customers under multi-year agreements. Certain agreements contain “take-or-pay” provisions whereby the Partnership is entitled to a minimum throughput or storage fee. The Partnership recognizes revenues when the service is provided, the crude oil and refined petroleum products are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

The Partnership’s assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

1.	Persuasive Evidence of an Arrangement Exists.

VTTI Partners’ customary practices are to enter into a written contract, executed by both the customer and VTTI Partners or to obtain other written correspondence that represents a legally binding arrangement.

2.	Service is Provided.

VTTI Partners consider services provided when the crude oil and refined petroleum products are shipped through, delivered by or stored in their pipelines, terminals and storage facilities, as applicable.

3.	Fixed or Determinable Fee.

VTTI Partners negotiate the fees for their services at the outset of their fee-based agreements. The storage fees generally are due in advance on the first of the month. For other agreements, such as ancillary services, the amount of revenue is determinable after services are provided and volumes handled. These fees are generally determined and invoiced at the end of the month.

4.	Collection is Deemed Probable.

Collectability is evaluated on a customer-by-customer basis. The Partnership conducts a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if VTTI Partners expect that the customer will be able to pay amounts under the agreement as payments become due. If the Partnership determines that collection is not probable, revenues are deferred and recognized upon cash collection.

The Partnership collects taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated and combined carve-out statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using enacted tax rates at the balance sheet date and any adjustments to tax payables in respect of previous years.

Income taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carry-forwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which temporary differences are expected to be recovered or settled. We recognize the financial statement effects of a tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if we believe it is more likely than not that such net deferred tax assets will not be realized. Certain of our valuation allowances and tax uncertainties are associated with entities that we acquired in business combinations. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Interest and penalties, if any, related to income tax liabilities are included in income tax expense.

The Dutch entities of the Partnership are part of a Dutch tax fiscal unity (the “Dutch Fiscal Unity”). The Dutch Fiscal Unity combines individual tax paying Dutch entities and their ultimate Dutch parent company as one taxpayer for Dutch corporate income tax purposes. The intercompany tax allocations from the Dutch Fiscal Unity are not subject to tax sharing agreements and no cash payments are made between the companies related to Dutch tax attributes.

Other Comprehensive Income/(loss)

Other comprehensive income consists of post-retirement benefit plan costs not recognized in earnings, the effective portion of a cash flow hedge and the translation differences of entities with a functional currency in Euro, and is reflected net of the related income tax effects.

Fair Value Measurements

The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Fair value measurements are derived using inputs and assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The fair value classification prioritizes the inputs used in measuring the fair value as follows:

Level 1:	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges.

Level 2:	Assets and liabilities determined using prices for recently traded assets and liabilities with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3:	Assets and liabilities that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the asset or liability. The prices are determined using significant unobservable inputs or valuation techniques.

Accounting for Leases

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

Derivative Financial Instruments and Hedging Activities

The Partnership’s primary derivative instruments include interest-rate swap agreements and forward exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss within other income/(expense) in our consolidated and combined carve-out statement of operations. Changes in the fair value of any derivative instrument or non-derivative instrument that we have formally designated as a hedge, including a hedge in a net investment of a subsidiary, are recognized in other comprehensive income/(loss) in our consolidated and combined statement of comprehensive income. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the consolidated and combined carve-out statement of operations.

The Partnership formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives and non-derivatives that were designated as hedges. The Partnership also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives or non-derivatives that were used in hedging transactions were highly effective. If it is determined that a derivative or non-derivative was not highly effective as a hedge, that it had ceased to be a highly effective hedge, or the derivative expires or is sold, terminated or exercised, we discontinue hedge accounting prospectively.

Earnings per unit

The Partnership computes earnings per unit using the two-class method set out in US GAAP for its participating securities, which include the general partner units, common units, subordinated units, and the incentive distribution rights.

Recently Issued Accounting Standards

Adoption of New Accounting Standards

ASU No. 2013-11

In June 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires the netting of unrecognized tax benefits against deferred tax assets for a loss or other carryforward that would apply in settlement of uncertain tax positions. It is effective for annual reporting periods beginning after December 15, 2013, but early adoption is permitted. The adoption of this standard in 2014 did not have a material impact on the partnership’s financial statements.

ASU No. 2013-04

FASB issued ASU 2013-04, Liabilities (Topic 405); Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, in February 2013. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The new standard is effective for fiscal years ending after December 15, 2013 and interim and annual periods thereafter. ASU 2013-04 is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update’s scope that exist at the beginning of an entity’s fiscal year of adoption. The Partnership adopted the provisions of ASU 2013-04 as of January 1, 2014. The adoption of ASU 2013-04 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements

New Accounting Standards Not Yet Adopted

ASU No. 2014-09

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The ASU provides a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 is effective for annual periods beginning after December 15, 2016. Early adoption is not permitted. The impact of the provisions of ASU No. 2014-09 is currently being assessed by the Company.

ASU No. 2014-12

In June 2014 FASB issued ASU No. 2014-12 Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation to awards with performance conditions that affect vesting. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2014-12 is not expected to have a material impact on the financial position or the results of operations.

Note 3 - Significant Risks and Uncertainties Including Business and Credit Concentrations

Business Risks

The Partnership operates in a single segment consisting primarily of the fee-based energy storage and terminaling services, typically under long-term contracts. These services are for a broad mix of customers, including trading companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies.

We believe key factors that influence our business are (i) the long-term demand for and supply of refined petroleum products and crude oil, (ii) the demand for terminaling services, (iii) the needs of our customers together with the competitiveness of our service offerings with respect to terminal location, flexibility of infrastructure, quality of service, price and safety and (iv) our ability and the ability of our competitors to capitalize on changing market dynamics and opportunities for acquisitions, organic development, greenfield construction and optimization of existing assets.

As of December 31, 2014, VTTI Partners mitigate the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components. The Partnership did not incur any loss relating to its customers during the years ended December 31, 2014 and December 31, 2013 respectively.

The following table presents revenues and percentage of consolidated and combined carve-out revenues for any customers that accounted for more than 10% of VTTI Partners’ consolidated and combined carve-out revenues during the years ended December 31, 2014, 2013 and 2012.

(in US$ millions)	2014	2013	2012
Revenue - Vitol Group	232.4	227.9	185.4
Percentage of total revenue - Vitol Group	76.6%	76.2%	72.0%

The majority of our revenue is with the Vitol group of companies (“Vitol”). For further details reference is made to section (a) of Note 4 – Related Party Transactions.

Concentration of Credit Risk

Credit risk is the risk of financial loss of VTTI Partners if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument and is disclosed in Note 15 - Financial Instruments and Hedging Activities.

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major banks. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Partnership maintains their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed the local bank deposit guarantee policies of insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of local coverage.

Management attempts to minimize credit risk from trade receivables and other receivables by reviewing customers’ credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for trade receivables.

Contingencies

Certain conditions may exist as of the balance sheet date that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated and combined carve-out financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered to be remote are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

Note 4 - Related Party Transactions

(a) Related Parties

As of December 31, 2013 and 2012, the entities of the Predecessor were owned 100% directly or indirectly by VTTI except for ETT and FTL which the Partnership owns 90% of the economic interest. As of December 31, 2014, VTTI has a 51% interest in us and VTTI directly owns 64% of VTTI Operating. VTTI is owned 50% by Vitol and 50% by MISC. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Predecessor.

Vitol and MISC

There are no significant related party transactions with MISC. The revenue from Vitol can be broken down as follows:

(in US$ millions)	2014	2013	2012
Terminaling and througput fees	212.9	205.5	170.9
Excess throughput & ancillary services	19.5	22.4	14.5

Vitol Group total	232.4	227.9	185.4

VTTI

VTTI Partners uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services, various interest and guarantee commissions from VTTI and for other central management and administrative functions. A breakdown of the central service costs included is as follows:

(in US$ millions)	2014	2013	2012
IT and IT related services	3.0	2.1	2.1
HSE services	0.1	0.2	0.2
HR services	11.8	11.5	8.5
Interest expense	13.5	22.3	15.8
Guarantee commission	—	0.3	0.3
Share in governance and stewardship VTTI	4.6	4.0	3.7
Long Term Incentive Plan	3.3	0.3	—
Other general and administrative expenses	3.0	2.7	2.3

Total related party services	39.3	43.4	32.9

Prior to our IPO these costs that are included in the consolidated and combined carve-out statements are stated at cost plus a margin or were allocated to the Partnership using allocation methods based on revenue, construction in progress, maturity and size of the terminals. Additionally certain central management and administrative costs such as governance and stewardship, long term incentive and general and administrative costs were allocated prior to the IPO to appropriately reflect costs incurred by VTTI on behalf of the Partnership as described in Note 2. Subsequent to our IPO, these costs are charged to the Partnership pursuant to the related contractual agreements (described further below) or at cost plus a margin.

IT and IT related services relate to the use of the internally developed software to support the customer, customs, operation, accounting and cash management processes. In addition, IT related services includes fees for the development, maintenance and hosting of the VTTI corporate network and desktop environments.

HSE services relate to the advice, support and knowledge sharing activities of the central HSE department. The facilitation of Hazard and Operability Analyses (HAZOP) and safety and incident investigation are also included in these charges.

HR services relate to employment of the employees of the terminals Euro Tank Terminal B.V. (Rotterdam), Eurotank Amsterdam B.V. (Amsterdam) and Antwerp Terminal and Processing Company N.V. (Belgium).

Interest expense related to the charged intercompany interest on intercompany debt from the Partnership to VTTI, and guarantee commissions related to the bank guarantees (if any) given to third parties by VTTI on behalf of VTTI Partners.

Governance and stewardship of VTTI, long term incentive plan and other general and administrative expense include other expenses incurred by VTTI which are charged to the Partnership in accordance with the Partnership agreement as these costs are incurred on their behalf. These costs consist mainly of salary and benefits and other administrative costs.

(b) Receivable and Payables to Owners and Affiliates

The accounts receivable as of December 31, 2014 and 2013 resulting from the related party transactions are as follows:

(in US$ millions)	2014	2013
Vitol group of companies	18.8	14.1
VTTI group of companies	4.8	8.7

Trade account receivables	23.6	22.8

The accounts payable as of December 31, 2014 and 2013 resulting from the related party transactions are as follows:

(in US$ millions)	2014	2013
Vitol group of companies	0.1	6.7
VTTI group of companies	4.3	38.1

Trade account payables	4.4	44.8

Amounts due to owners and affiliates are unsecured, and are intended to be settled in the ordinary course of business. No provisions for doubtful accounts have been accounted for receivables from owners and affiliates.

(c) Long-term Debt Affiliates

The Partnership has long-term debt with VTTI originating from historical capital investments in the terminals. The long-term debt is interest bearing based on an interest structure similar to VTTI’s interest structure with their third party banks. This affiliate debt was settled in conjunction with our formation transactions including converting $200.0 million of debt into equity. See Note 10 - Long-term Debt.

(d) ATB Phase 2 Construction

Prior to our IPO, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we have found it reasonably impracticable to do so, and ATB will continue to own the assets.

In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2014, $56.1 million is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations will commence when ATB Phase 2 is completed.

In conjunction with our formation transactions, we recognized $24.4 million of construction work in progress and a corresponding liability for the amount due under the ATB Phase 2 Loan. The $24.4 million liability was then settled as part of our formation transactions. During the period ended December 31, 2014, fixed asset additions of $56.1 million were incurred related to ATB phase 2 and a corresponding amount was drawn down under the related facility. See Note 10 - Long-term Debt for additional information on the ATB Phase 2 Loan.

(e) Indemnifications and guarantees

Tax indemnifications

In conjunction with our IPO and formation transactions and pursuant to the Omnibus Agreement, VTTI has indemnified us of all tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Environmental indemnifications

In conjunction with our IPO and formation transactions and pursuant to the Omnibus Agreement, VTTI has indemnified us for all known liabilities exceeding $29.8 million in the aggregate and certain unknown liabilities arising out of any violation of environmental laws and any environmental condition or event associated with the operation of our assets and occurring at or before the closing of our IPO whether discovered before or after the closing of our IPO. Indemnification for all known environmental losses is limited to those identified within five years of the applicable completion dates of soil remediation projects at our Amsterdam and Antwerp terminals. Indemnification for all unknown environmental liabilities is limited to those identified prior to the fifth anniversary of the closing of our IPO. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by VTTI for environmental and toxic tort liabilities. No such claim may be made unless the aggregate dollar amount of all claims exceeds $500,000 in which case VTTI is liable for claims only to the extent such aggregate amount exceeds $500,000.

Guarantees

In conjunction with our IPO and pursuant to the Omnibus Agreement, VTTI has guaranteed the rates of certain capacity currently contracted by Vitol, at current rates for a specified period of time after the applicable Vitol terminaling services agreement expires, resulting in an overall weighted average contract tenor of more than four years as of December 31, 2014. If Vitol does not renew a certain terminaling services agreement, at the end of such agreement’s duration, VTTI will either contract a third-party customer to replace Vitol’s commitments or reimburse us for any losses resulting from Vitol’s expiring contract for a period of either three or five years from June 30, 2014. If Vitol does not renew an expiring terminaling services agreement, other than in connection with a breach by us or our subsidiaries, and VTTI is unable to contract a third-party customer to replace Vitol’s commitments, VTTI will reimburse us for the aggregate monthly amount that Vitol would have paid under all the expiring terminaling services agreements, less the amount actually received under the terminaling services agreements, until the expiration of the Guarantee Period (as defined in the Omnibus Agreement). If VTTI fails to reimburse us for such losses, Vitol and MISC, jointly and severally, agree to pay the reimbursement amount no later than the second business day after such failure to pay. The table below specifies Vitol’s existing storage capacity and the duration that VTTI will provide the guarantee for each respective terminal:

Terminal	Vitol Storage Capacity (MMBbls)	Guarantee Duration from 12/31/2014
Amsterdam	2.9	4.5 years
Antwerp	2.3	2.5 years
Rotterdam	5.1	4.5 years
Seaport Canaveral	2.8	2.5 years
Fujairah	7.4	4.5 years

Total	20.5

(f) Administrative Services and Secondment Agreement

We entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, a wholly-owned subsidiary of the Partnership, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, a wholly-owned subsidiary of VTTI MLP Partners B.V., VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct. VTTI Holdings receives a service fee in US Dollars of approximately $3.0 million per year in connection with providing services under the Administrative Services Agreement in addition to a reimbursement for all other out-of-pocket costs, expenses, disbursements and charges incurred by VTTI Holdings in connection with the administrative services.

Pursuant to the Secondment Agreement, VTTI Services, pursuant to which VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide the services described in the Administrative Services Agreement. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses.

Note 5 - Segment Information

The Partnership does not present segment information as it considers its operations to occur in one reportable segment: the energy storage terminaling business. We derive our revenues and profits from five operating segments being the five geographical locations the terminals operate in. The operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, services, operations, types and classes of customers and methods used to render their services.

Note 6 - Current Assets and Prepaid Expenses

(a) Trade Accounts Receivable

Trade accounts receivable are presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $0.8 million and $1.3 million as of December 31, 2014 and December 31, 2013, respectively.

(b) Prepaid Expenses

The prepaid operational lease expenses relate to operational lease expenses paid in advance and are recognized using a straight line basis as lease costs in operating expenses over the period for which the prepayment was made. The contractual duration of the various leases range from 1 to 30 years.

Prepaid expenses as of December 31, 2014 and 2013 consist of the following:

(in US$ millions)	2014	2013
Prepaid operating lease	22.7	25.1
Other prepaid expenses	1.7	1.9

Total prepaid expenses	24.4	27.0

Of which non-current	22.7	23.8
Of which current	1.7	3.2

Total prepaid expenses	24.4	27.0

(c) Other Receivables and Current Assets

The other receivables and current assets as of December 31, 2014 and 2013 are as follows:

(in US$ millions)	2014	2013
VAT and other tax receivables	2.8	6.6
Inventories	3.3	4.3
Deferred debt issuance costs, short-term portion	—	0.8
Harbor receivable	10.7	—
Other receivables	5.1	4.1

Total other receivables and current assets	21.9	15.8

Note 7 - Property, Plant and Equipment

Property, plant and equipment, at cost as of December 31, 2014 and 2013, is as follows:

(in US$ millions)	2014	2013
Land and buildings	92.9	94.6
Tanks, jetties and installations	1,421.4	1,469.9
Other equipment	36.9	39.4
Construction work in progress	138.0	57.2

At cost	1,689.2	1,661.1
Less: accumulated depreciation	(412.4)	(377.7)

Total property, plant and equipment	1,276.8	1,283.4

For the years ended December 31, 2014 and December 31, 2013, interest expenses of $2.2 million and $1.3 million, respectively, were capitalized as part of the costs of construction work in progress.

Depreciation expense recorded on property, plant and equipment was $69.6 million and $66.2 million during the years ended December 31, 2014 and December 31, 2013, respectively.

The property, plant and equipment as of December 31, 2014 and 2013, specified by geographical location is as follows:

(in US$ millions)	2014	2013
Amsterdam, NL	193.9	194.1
Rotterdam, NL	276.6	326.9
Antwerp, BE	154.0	175.1

Europe	624.5	696.1

Florida, USA	132.9	136.5
Fujairah, UAE	176.0	181.0
Tanjung Bin, Malaysia	343.4	269.8

Rest of the world	652.3	587.3

Total	1,276.8	1,283.4

Note 8 - Intangible Assets

Intangible assets consist of lease rights and relate to consideration paid to former lessees to acquire an option to a lease or to take over an existing lease contract from a third party company. Any amounts paid to the lessor are recognized as part of the lease contract upon their classification. Any amounts paid to former lessees to take over the contract are recognized as lease rights.

Capitalized lease rights, at cost as of December 31, 2014 and 2013, are as follows:

(in US$ millions)	2014	2013
Land lease rights	35.5	39.6
Jetty lease rights	8.9	10.2

At cost	44.4	49.8
Accumulated amortization	(4.2)	(3.6)

Net intangibles assets	40.2	46.2

The capitalized lease rights relate to the acquisition of such rights for an adjacent plot of land at the Rotterdam terminal amounting to $46.2 million for which we paid the former lessee an amount to take over the lease contract with the port authorities.

Amortization expense was $ 1.2 million and $ 1.2 million during the years ended December 31, 2014 and December 31, 2013, respectively. The remaining amortization period is related to the maturity date of the lease and amounts between 39-47 years, as of December 31, 2014. Estimated amortization expense for amortizable intangible assets for the next five years amounts to $1.5 million for each period of 2015 through 2019.

Note 9 - Goodwill

Goodwill arose in 2006 when 100% of the shares of Eurotank Amsterdam B.V. were acquired in a transaction that was accounted for as a business combination. In 2007 goodwill increased with the purchase of 90% of the shares in VTTI Fujairah Terminals Ltd.

The carrying amount of goodwill was $119.6 million as of December 31, 2014 and $131.4 million as of December 31, 2013. The difference in the carrying amount of goodwill arises from the foreign currency translation from Euro to U.S. dollar for the goodwill amount associated with Eurotank Amsterdam B.V.

Goodwill as of December 31, 2014 and 2013 is as follows:

(in US$ millions)	2014	2013
Historical cost price	194.5	187.9
Accumulated impairments	(63.1)	(60.6)

Book value at January 1	131.4	127.3

Movements:
Effect of movements in exchange rates	(11.8)	4.1
Impairments	—	—

Book value at December 31	119.6	131.4

Historical cost price	175.3	194.5
Accumulated impairments	(55.7)	(63.1)

Book value at December 31	119.6	131.4

Note 10 - Long-term Debt

Long-term debt as of December 31, 2014 and 2013 comprises the following:

(in US$ millions)	2014	2013
VTTI Operating Revolving Credit Facility	573.7	—
Affiliate VTTI Project Loan – ATB Phase 2 Facility	56.1	—
Affiliate Loan	—	611.8
Project Finance Loan – ATB Phase 1	—	198.8
Other debt	—	1.9

Total debt	629.8	812.5
Less: current portion	—	(25.1)

Total long-term debt	629.8	787.4

(in US$ millions)	2014	2013
Long term debt, affiliates	56.1	611.8
Long-term debt third parties	573.7	175.6

Total long-term-debt	629.8	787.4

Affiliate Loan

The Partnership had long-term debt with VTTI originating from historical capital investments in our terminals. The long-term debt was interest bearing based on an interest structure similar to VTTI’s interest structure with their third party banks. In conjunction with our IPO and formation transactions we repaid a total of $660.0 million of affiliate loans and an additional loan of $200.0 million borrowed during 2014 was converted to equity. There were no amounts were outstanding as of December 31, 2014.

Project Finance Loan - ATB Phase I

On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, as borrower, entered into a seven-year, $230 million loan agreement with a syndicate of lenders, in connection with the construction of phase one of our Johore terminal. This facility was repaid in conjunction with the formation transactions and refinancing in connection with our IPO and therefore no amounts were outstanding as of December 31, 2014.

VTTI Operating Revolving Credit Facility

Prior to our IPO, VTTI Operating entered into a new €500.0 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”). As of December 31, 2014, the facility is also available in US dollars up to a maximum of 55% of the total facility. The US dollars maximum borrowing limit was subsequently increased to 60% in February 2015. Additionally, during the first quarter of 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million and increased the percentage available for borrowings in US dollars to 60%. The changes were as a result of the continued depreciation of the Euro against the US dollar during the quarter. As of December 31, 2014, $573.7 million was drawn down on the VTTI Operating Revolving Credit Facility. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin.

The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2014 we were in compliance with our covenants under this facility. As of December 31, 2014 we were in compliance with our covenants under this facility.

Affiliate VTTI Project Loan - ATB Phase 2 Facility

On July 8, 2014, our subsidiary ATB, as borrower, entered into a related party facility agreement (“the ATB Phase 2 Facility”) with VTTI B.V. which provides a maximum borrowing under the facility of $95.0 million in connection with the construction of phase two of our Johore terminal. The facility limit is up to $95 million with a termination date of July 8, 2024. The facility incurs interest at LIBOR plus a margin of 3.5%. The amount outstanding as of December 31, 2014 was $56.1 million.

Note 11 - Postretirement Benefit and Post Employment Obligations

The postretirement benefit and postemployment obligations as of December 31, 2014 and 2013 are as follows:

(in US$ millions)	2014	2013
Postretirement benefit obligation	9.4	11.0
Post-employment obligation	2.1	1.4
Employment obligation	0.3	—

Total postretirement benefit and post-employment obligation	11.8	12.4

(a) Postretirement Benefit Obligation

The Partnership has two defined benefit pension plans (Netherlands and Belgium) covering a total of 164 employees (2013: 164). The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated and combined carve-out balance sheets.

The plans’ benefit obligations, fair value of plan assets, and unfunded status as of December 31, 2014 and December 31, 2013 were as follows:

(in US$ millions)	2014	2013
Change in benefit obligation
Benefit obligation at beginning of the year	17.0	16.6
Service cost	0.5	0.7
Interest cost	0.5	0.5
Plan participants contribution	0.1	0.1
Administrative expenses/taxes paid	(0.1)	(0.1)
Actuarial (gain)/loss	1.9	(0.5)
Plan amendments	—	—
Benefits paid	(0.9)	(0.9)
Curtailments	—	—
Effect of foreign currency exchange rate changes	(2.0)	0.7
Transfers	—	(0.1)

Benefit obligation at the end of the year	17.0	17.0

Change in plan assets
Fair value of plan assets at the beginning of the year	6.0	5.4
Actual return of plan assets	2.1	0.2
Administrative expenses/taxes paid	(0.1)	(0.1)
Employer contributions	1.0	1.2
Plan participants’ contribution	0.1	0.1
Benefits paid	(0.9)	(0.9)
Transfers	—	(0.1)
Effect of foreign currency exchange rate changes	(0.6)	0.2

Fair value of plan assets at the end of the year	7.6	6.0

Unfunded status at the end of the year	(9.4)	(11.0)

Amounts recognized in accumulated other comprehensive income consist of net actuarial gains (losses) of $(0.1) million for the year ended December 31, 2014 and $ 3.9 million for the year ended December 31, 2013. The accumulated benefit obligation for the pension plan was $17.1 million and $17.0 million at December 31, 2014 and December 31, 2013, respectively. Estimated net periodic pension cost for the year 2015 amounts to $1.0 million.

Components of net periodic benefit cost recognized in 2014, 2013 and 2012 were:

(in US$ millions)	2014	2013	2012
Service cost	0.6	0.7	0.5
Interest cost	0.5	0.5	0.6
Expected return on plan assets	(0.2)	(0.2)	(0.2)
Amortization of net (gain) loss	0.2	0.3	0.1

Net periodic benefit cost	1.1	1.3	1.0

Weighted average assumptions used to determine benefit obligations and net periodic benefit cost for December 31, 2014 and December 31, 2013 were as follows:

	2014	2013
Assumptions used to determine benefit obligations
Discount rate	2.00% - 2.35%	3.35% - 3.60%
Rate of compensation increase	3.00% - 3.50%	3.5%
Assumptions used to determine net periodic pension cost
Discount rate	3.35% - 3.60%	3.0% - 3.25%
Expected long-term rate of return on plan assets	3.25% - 5.30%	3.25% - 5.30%
Rate of compensation increase	3.00% - 3.50%	3.5%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

The Partnership’s investment strategy for its pension plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within the investment policy. The investment policy specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.

Target Asset Allocation at December 31, 2014
Equity securities	0.7%
Bonds	1.1%
Derivatives	0.1%
Cash and cash equivalents	0.0%
Guaranteed Investment Contract	98.1%

The Partnership’s retirement plan assets are reported at fair value. Level 1 assets include investments in publicly traded equity securities, bonds and cash and cash equivalents. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.

The plan assets of the Belgium defined benefit plan are arranged in a Guaranteed Investment Contract (“GIC”) with an insurance company. The contract is an investment in which the fund manager holds or invests in single group annuity contracts issued directly to the retirement plan. The plan receives a direct guarantee of principal and accrued interest from the insurance company. The contract guarantees a fixed rate of return of 3.25% regardless of the performance of the underlying assets, which the insurance company holds within their account.

A GIC is a stable value fund, which is classified as Level 3. The plan assets are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. The movement in Level 3 assets for 2014 and 2013 was as follows:

Level 3 Assets
(in US$ millions)
Beginning balance at January 1, 2013	5.2
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	0.3
Purchases, sales, issuances, settlement, net	0.4

Ending balance at December 31, 2013	5.9
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	1.5
Purchases, sales, issuances, settlement, net	0.1

Ending balance at December 31, 2014	7.5

The asset allocations of the company’s pension benefits as of December 31, 2014 and December 31, 2013 were as follows:

	Fair value measurement at December 31, 2014
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	0.1	0.1	—	—
Bonds	—	—	—	—
Guaranteed Investment Contract	7.5	—	—	7.5

	7.6	0.1	—	7.5

	Fair value measurement at December 31, 2013
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	0.1	0.1	—	—
Bonds	0.1	0.1	—	—
Guaranteed Investment Contract	5.9	—	—	5.9

	6.1	0.2	—	5.9

Expected contributions to the benefit plan during the upcoming year amount to $1.1 million, comprising of $1.0 million of Partnership contributions and $0.1 million of participant contributions.

The benefits expected to be paid from the pension plan in each of the five years 2015 through 2019 are $1.1 million, $0.7 million, $0.7 million, $0.5 million and $0.6 million, respectively. The aggregate benefits expected to be paid in each of the five years from 2020 through 2024 are $3.9 million. The expected benefits are based on the same assumptions used to measure the Partnership’s benefit obligation at December 31 and include estimated future employee service.

(b) Post-employment Obligation

Related to the Partnership’s operations in the United Arab Emirates, employees within those legal entities are entitled to a payment upon termination of their employment contracts. This payment is based on the number of years of service provided to their employer and is calculated based on the salary earned at the moment of termination.

The related liability has been determined by actuarial calculations using employee specific data such as the average length of service of 5.9 years, average salary increase of 5% (2013: 2-3%), and a discount rate of 2% (2013: 2%). The total liability amounts to $2.1million as of December 31, 2014 and $1.4 million as of December 31, 2013, respectively.

(c) Defined Contribution Plan Expenses

The Partnership contributed $3.0 million, $2.3 million and $2.6 million as a cost for the defined contribution plans in the years ended December 31, 2014, December 31, 2013 and December 31, 2012 respectively.

Note 12 - Environmental Provisions

The environmental provisions result from the acquisition of Eurotank Amsterdam B.V. in 2006 and Antwerp Terminals Processing Company N.V. in 2010. Both companies have recognized provisions for soil contamination of the entire premises. The environmental provisions as of December 31, 2014 and December 31, 2013 were as follows:

(in US$ millions)	2014	2013
Antwerp Terminals Processing Company N.V. (Belgium)	5.8	9.5
Eurotank Amsterdam B.V. (The Netherlands)	17.2	20.6

Total provision	23.0	30.1

The changes in the total provision relate to the effects foreign exchange and utilization of the provision.

Note 13 - Income Taxes

(a) Components of Current and Deferred Tax Expense

The components of current and deferred income tax expense attributable to income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 are as follows:

(in US$ millions)	2014	2013	2012
Current income tax	—	—	—
Deferred income tax	16.3	17.7	14.2

Total Income tax expense	16.3	17.7	14.2

(b) Components of Income Tax Expense

VTTI Energy Partners LP is a Marshall Islands partnership which is managed and controlled in the United Kingdom. We are not subject to tax in the Marshall Islands and we are considered transparent for taxation purposes and not subject to tax in our own name in the UK, except for our UK subsidiary holding company. A reconciliation between the income tax expense resulting from applying the Marshall Islands or United Kingdom statutory income tax rate and our reported income tax expense has not been presented as it would not provide useful information to the users of our financial statements. However, our subsidiaries operate and earn income in various countries and are subject to taxation laws in those countries. Changes in levels of income, changes in tax laws, and the locations and jurisdictions of our terminals, can affect the Partnership’s overall effective taxable expense. Income tax expense by jurisdiction before adjustment for permanent differences and other items is as follows:

(in US$ millions)	2014	2013	2012
The Netherlands	8.6	10.4	10.8
USA	3.1	3.3	2.7
Malaysia	2.2	3.8	2.7
Belgium	1.7	1.3	(0.4)
United Kingdom	(0.3)	—	—

Total expense before adjustments	15.3	18.8	15.8

Total permanent differences and nondeductible items	4.6	(1.1)	(1.6)
Valuation allowance reversal	(3.6)	—	—

Total income tax expense	16.3	17.7	14.2

(c) Components of Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below.

(in US$ millions)	2014	2013
Deferred tax assets:
Interest rate swaps	3.5	1.8
Pension obligation and other temporary differences	0.9	0.6
Tax loss carry forwards	58.8	69.8

Total deferred tax assets before valuation allowance	63.2	72.2
Valuation allowance	—	(3.5)

Total deferred tax assets before netting	63.2	68.7
Netting positions	(29.5)	(25.3)

Net deferred tax assets	33.7	43.4

Deferred tax liabilities:
Property, plant and equipment	56.8	71.3
Foreign exchange forward contracts	5.7	—

Total deferred tax liabilities before netting	62.5	71.3
Netting positions	(29.5)	(25.3)

Net deferred tax liabilities	33.0	46.0

Net operating loss carryforwards totaling $186 million at December 31, 2014 are available to reduce future taxable earnings. These net operating loss carryforwards include $95 million with no expiration date; the remaining carryforwards have expiration dates between 2015 and 2033.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances amounted $0.0 million (nil) and $3.5 million as of December 31, 2014 and 2013, respectively. During the year ended December 31, 2014 we reversed a valuation allowance in the amount of $3.5 million related to the deferred tax asset for tax loss carry forwards from transferred pre-fiscal unity losses.

The net deferred tax asset and liability as of December 31, 2014 and December 31, 2013 is classified in the consolidated and combined carve-out balance sheets as follows:

(in US$ millions)	2014	2013
Current deferred tax asset	0.9	2.6
Non-current deferred tax asset	32.8	40.8

Net deferred tax asset	33.7	43.4

Current deferred tax liability	—	—
Non-current deferred tax liability	33.0	46.0

Net deferred tax liability	33.0	46.0

The Partnership had no unrecognized tax benefits as of December 31, 2014 and 2013. During the years ended December 31, 2014, 2013 and 2012, the Partnership did not incur any interest or penalties on its tax returns. The Partnership is not currently under examination by any U.S. federal, state, or non-U.S. tax authorities. The following table summarizes the earliest tax years that remain subject to examination by major taxable jurisdictions in which the Partnership operates:

Jurisdiction	Earliest open year	Ongoing examinations
USA	2011	None
United Kingdom	2014	None
Belgium	2014	None
UAE	N/A	N/A
Malaysia	2014	None
The Netherlands	2012	None
Marshall Islands	N/A	N/A

(d) Dutch Fiscal Unity

Within a fiscal unity the participating entities are jointly and severally liable for corporate income tax liabilities originating from the period in which the fiscal unity existed.

Up until August 2008 the Dutch terminals of the Partnership formed part of a fiscal unity for the corporate income tax of which Vitol Holdings B.V. was the fiscal parent company. As a result of the 50% acquisition by MISC in terms of the Share Purchase Agreement in August 2010, this fiscal unity was unwound and a new fiscal unity was formed to incorporate the Dutch terminals of the Partnership, of which VTTI was the parent company. As of August 1, 2014 this fiscal unity ceased to exist and a new fiscal unity was formed consisting of all Dutch entities within VTTI Partners with VTTI Operating as the parent.

(e) Tax Filings in Other Jurisdictions

The Partnership files consolidated and standalone income tax returns in various foreign jurisdictions. In the normal course of business, our income tax filings are subject to review by various taxing authorities. In connection with such reviews, disputes could arise with the tax authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these tax authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable tax authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the Partnership’s tax computations.

Note 14 - Fair Value Measurements

Trade receivables, other current assets, accounts payable, accrued expenses, and other current liabilities are carried at cost which approximates fair value due to their short-term nature. The carrying value of long-term debt is considered approximate fair value as it is floating rate debt with variable interest rates reset on a quarterly basis and have been valued at Level 2 in the fair value hierarchy.

The following table represents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2014 and December 31, 2013.

	2014		2013
(in US$ millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	36.3	36.3	54.5	54.5
Restricted cash	2.2	2.2	8.0	8.0
Current forward currency exchange contracts	7.7	7.7	—	—
Non-current forward currency exchange contracts	15.2	15.2	—	—

Financial liabilities:
Current interest rate swap contracts	5.6	5.6	3.6	—
Non-current interest rate swap contracts	8.4	8.4	3.5	7.1
Long-term debt	573.7	573.7	175.6	175.6
Current instalments of long-term debt	—	—	25.1	25.1
Long-term debt, affiliates	56.1	56.1	611.8	611.8

The carrying amounts shown in the table are included in the consolidated and combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents: The fair value of the Company’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of the interest rate swaps was determined using a discounted cash flow model based on market-based LIBOR/EURIBOR swap yield curves.

•	Forward Foreign Currency Contracts: The fair value of our forward foreign currency contracts is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account interest rates and foreign exchange rates.

•	Long-term debt: With respect to long-term debt measurements, the fair value is determined by discounting the expected future cash flows to the valuation date. All cash flows are discounted by the discount rate corresponding to its payment date, where the discount rates are derived from market interest rates. The Partnership uses the US LIBOR/EURIBOR interest rate swap curve and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered public information on interest rates currently offered to a peer group for similar debt instruments.

The following table presents the placement in fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including those items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2014 and December 31, 2013:

	Fair value measurement at 2014
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	36.3	36.3	—	—
Restricted cash	2.2	2.2	—	—
Current forward currency exchange contracts	7.7	—	7.7	—
Non-current forward currency exchange contracts	15.2	—	15.2	—

Financial liabilities:
Current interest rate swap contracts	5.6	—	5.6	—
Non-current interest rate swap contracts	8.4	—	8.4	—
Long-term debt, current and noncurrent	573.7	—	573.7	—
Long-term debt, affiliates	56.1	—	56.1	—

	Fair value measurement at 2013
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents, incl restricted cash	54.5	54.5	—	—
Restricted cash	8.0	8.0	—	—

Financial liabilities:
Interest rate swap contracts	7.1	—	7.1	—
Long-term debt, current and noncurrent	200.9	—	200.9	—
Affiliate loan	611.8	—	611.8	—

There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2014 and December 31, 2013.

Note 15 - Financial Instruments and hedging activities

The Partnership manages various risks using derivative and non-derivative financial instruments including interest rate swaps, forward foreign currency contracts and foreign currency denominated loans to hedge net assets of foreign investments. The Partnership does not enter into derivative instruments for speculative purposes.

Interest rate risk management and interest rate swap agreements

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Partnership has historically used variable interest rate long-term debt to finance its terminal construction or conversions. The variable interest rate long-term debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into LIBOR and EURIBOR based interest rate swap contracts to manage the significant fluctuations in cash flow resulting from changes in the benchmark interest rate. These swaps change the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR and EURIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

Interest rate swaps were designated as effective hedges for accounting purposes until July 11, 2014. From inception until July 11, 2014, changes in the fair value of a derivative that was qualified, designated and highly effective as a cash flow hedge were recorded in other comprehensive income until earnings were affected by the forecasted transaction or upon termination. The Partnership terminated its interest swap agreements in existence at July 11, 2014 in conjunction with its refinancing activities prior to the IPO and therefore recognized a loss on termination of $9.2 million in the consolidated and combined carve-out financial statements.

Subsequent to July 11, 2014, the partnership does not apply hedge accounting for its interest rate swap agreements and therefore the change in fair value of these agreements is recognized in the consolidated and combined carve-out statement of operations as a component of other income/(expense).

Information regarding our interest rate swaps at December 31, 2014 and December 31, 2013 is as follows:

(in US$ millions)	Currency	Notional debt amount (millions)	Floating rate	Fixed rate
Interest rate swap A	USD	99.4	LIBOR 3M	2.99%
Interest rate swap B	USD	39.7	LIBOR 3M	2.80%
Interest rate swap 1	EUR	202.0	EURIBOR 3M	1.67%
Interest rate swap 2	EUR	12.2	EURIBOR 3M	1.88%
Interest rate swap 3	USD	225.0	LIBOR 3M	1.63%
Interest rate swap 4	EUR	1.8	EURIBOR 3M	0.67%

A split between the short-term and long-term liability is provided below:

(in US$ millions)	2014	2013
Interest rate swaps – Short term portion	(5.6)	(3.6)
Interest rate swaps – Long term portion	(8.4)	(3.5)

Total interest rate swap liability	(14.0)	(7.1)

As of December 31, 2014 and December 31, 2013, the total notional debt amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding debt obligations of $557.3 million and $139.1 million, respectively. As per December 31, 2014 and 2013, the carrying amounts of the interest rate swaps contracts were liabilities of $14.0 million and $7.1 million, respectively. The maturity dates of the interest rate swaps correlate with the underlying debt maturity terms of the long-term debt. The total realized and unrealized loss that was recognized in the consolidated and combined carve-out statement of operations for the year ended December 31, 2014 was $12.5 million.

Amounts recognized in other comprehensive income for the year related to interest rate swaps qualifying for hedge accounting were as follows:

	For the year ended December 31, 2014	For the year ended December 31, 2013
(in US$ millions)	Amount of Derivatives loss recognised in OCI	Amount of Derivatives loss recognised in OCI
Interest rate swaps	5.3	2.3

	5.3	2.3

Foreign exchange risk management and forward exchange contracts

The Partnership and a number of its subsidiaries use the U.S. dollar as their functional currency, additionally the Partnership’s reporting currency is also U.S. dollars. However, the Partnership does earn revenue and incur expenses in other currencies, primarily, the Euro, and there is thus a risk that currency fluctuations in the Euro, could have an adverse effect on our results and cash flows.

The Partnership uses foreign currency forward exchange contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions such as cash distributions to unitholders. Such derivative contracts do not qualify for hedge accounting treatment and are recognized in the consolidated and combined carve-out balance sheet depending on the estimated fair value at the balance sheet date. As of December 31, 2014 the Partnership had forward foreign exchange contracts with a total notional amount of €156.0 million. Details regarding our foreign currency forward exchange contracts is provided below:

(in US$ millions)	Currency	Notional amounts	Receiving rates range	Maturity range
Foreign exchange rate forwards	EUR	64.7	1.3628 - 1.4127	2015 - 2018
Foreign exchange rate forwards	EUR	48.5	1.35295 - 1.40830	2015 - 2018
Foreign exchange rate forwards	EUR	42.8	1.35420 - 1.38380	2018 - 2018

The total realized and unrealized gains recognized in the consolidated combined carve-out statement of operations relating to foreign currency forward exchange contracts in 2014 amounted to $23.1 million (2013 and 2012: $0.0 million)

A split between the short-term and long-term asset is provided below:

(in US$ millions)	2014	2013
Foreign exchange rate forwards – Short term portion	7.7	—
Foreign exchange rate forwards – Long term portion	15.2	—

Total forward exchange rate forward asset	22.9	—

Hedge of net investment in subsidiary

VTTI Operating manages a portion of its Euro currency exposure in its investment in the net assets of VTTI Operating, a wholly owned subsidiary, through Euro denominated loans that VTTI Operating enters into. Certain gains and losses resulting from foreign currency in VTTI Operating’s net investments in its subsidiaries are offset by losses and gains in the Euro denominated loans. VTTI Operating uses non-derivative financial instruments to hedge this exposure and measures the ineffectiveness of such hedges based on the change in spot foreign exchange rates. For the year ended December 31, 2014 we recognized $38.4 million in other comprehensive income for the effective portion of the net investment hedge.

Credit risk and market risk for derivative financial instruments

By using derivative financial instruments the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts and forward foreign exchange contracts are managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken for type of contract.

Note 16 - Other Liabilities and Accrued Expenses

The other liabilities and accrued expenses as of December 31, 2014 and December 31, 2013 are as follows:

(in US$ millions)	2014	2013
VAT, wage tax, and other taxes	3.9	4.2
Other payables	7.0	5.6
Deferred income	1.5	2.1
Accrued charges -personnel	5.3	5.2
Accrued charges -construction work in progress	3.9	4.6
Accrued charges -general and administrative expenses	9.8	4.9

Total other liabilities and accrued expenses	31.4	26.6

Note 17 - Commitments and Contingencies

(a) Claims and Legal Proceedings

The Dutch Fiscale Inlichtingen- en Opsporingsdienst / Economische Controledienst (“FIOD”) and the public prosecutor started an investigation in 2006 into Eurotank Amsterdam B.V. for a possible violation of the Excise Duty Act (Wet op de accijns), the customs Act (Douanewet) and the State Taxes Act (Algemene wet inzake rijksbelastingen), (collectively, “the FIOD Investigation”) in the years prior to 2006. Following this investigation, Eurotank Amsterdam B.V. started litigation proceedings against certain former employees in connection with an alleged scheme to embezzle money from Eurotank Amsterdam B.V. (the “embezzlement claims”). In connection with the sale of the shares of Eurotank Amsterdam B.V., the former shareholder (Dagenstaed Investments B.V.) and its ultimate parent (WorldPoint Terminals Inc.) agreed to fully indemnify Eurotank Amsterdam B.V. on a joint and several basis for claims that might arise against it from the FIOD investigation and the embezzlement claims.

In the financial statements an amount of $0.5 million has been included under current liabilities for potential claims resulting from the FIOD investigation. Because Eurotank Amsterdam B.V. will be indemnified for such claims, and such amounts are determined to be probable of recovery, a receivable for the same amount is recorded under other receivables.

In the opinion of management there are no other significant legal proceedings currently underway resulting in possible claims or contingent assets / liabilities.

(b) Rental Obligations and Operational Lease Commitments

As of December 31, 2014 the Partnership has future minimum non-cancellable land and operational lease commitments as follows:

(in US$ millions)
2015	12.3
2016	13.4
2017	11.2
2018	11.6
2019	11.7
Thereafter	173.2

Total	233.4

During the year ended December 31, 2014, $13.7 million of rental and other operational lease expenses were recognized in the consolidated and combined carve-out statements of operations (2013: $9.9 million). Lease obligations and commitments primarily relate to the lease, rent or leasehold of land from governmental port authorities and third parties. The terms and conditions of the land leases vary but are, including where applicable extension options, long-term.

(c) Bank guarantees and Letters of Credit

The Partnership has issued bank guarantees in respect of the custom duties and taxes for a total amount of $34.3 million. ATB’s bank guarantee related to the vendor’s credit facilities (2013: $4.1 million) has been cancelled in 2014.

(d) Capital Commitments

The Partnership had capital commitments and other contractual commitments (mainly related to construction work in progress) as follows:

(in US$ millions)	2014	2013
2014	—	16.8
2015	20.4	16.3
2016	0.3	—
Thereafter	0.4	—

Total	21.1	33.1

(e) Demurrage and Other Claims

From time to time, the Partnership may become a party to certain claims or legal complaints arising in the ordinary course of business, such as demurrage claims. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, statements of income or cash flows.

Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

Note 18 - Revenue by Service and Geographical Location

Net revenue by service and geographical region for the years ended December 31, 2014 and December 31, 2013 were as follows:

(a) Revenue by Service

The revenue of the Partnership by type of service is as follows:

(in US$ millions)	2014	2013	2012
Storage and throughput fees	273.8	263.6	232.1
Excess throughput and ancillary fees	29.4	35.6	25.5

Total revenue	303.2	299.2	257.6

(b) Revenue by Geographical Location:

The revenue broken down by geographic location is as follows:

(in US$ millions)	2014	2013	2012
Inside Europe	167.3	162.8	146.5
Outside Europe	135.9	136.4	111.1

Total revenue	303.2	299.2	257.6

Note 19 - Interest and Other Finance Expenses

Total interest and other finance expenses incurred during the years ended at December 31, 2014, December 31, 2013 and December 31, 2012 are as follows:

(in US$ millions)	2014	2013	2012
Interest expense, project finance ATB	3.4	8.8	7.4
Of which capitalized as borrowing cost	(0.8)	(0.3)	(3.2)

Net interest expense project finance ATB	2.6	8.5	4.2
Other interest expenses and finance charges	11.7	1.2	0.9

Total debt	14.3	9.7	5.1
Intercompany interest expense VTTI Group	13.5	22.3	15.8
Of which capitalized as borrowing cost	(1.4)	(1.0)	(1.4)

Total interest and other finance expenses	26.4	31.0	19.5

Note 20 - Accumulated Other Comprehensive Income/(loss)

A breakdown of the accumulated other comprehensive income/(loss) is as follows:

(in US$ millions)	Post-retirement benefit obligation	Foreign currency translation reserve	Effective portion of the cash flow hedge	Accumulated Other Comprehensive Income
Allocation of partnership Capital to unit	(1.4)	—	—	(1.4)
Other comprehensive income	(0.1)	(4.5)	—	(4.6)

Balance at December 31, 2014	(1.5)	(4.5)	—	(6.0)

All items of other comprehensive income/(loss) are stated net of tax, With the exception of the post-retirement benefit obligation, all other items are not subject to tax(related tax expense for the year amounts $0.1M).

Note 21 - Supplemental Cash Flow Information

The supplemental Cash Flow information of the Partnership is as follows:

(in US$ millions)	2014	2013	2012
Cash interest paid	23.4	31.0	19.5
Cash corporate income tax paid	—	—	—

Non-cash Transactions in Equity:

In 2014, VTTI Operating converted $200.0 million of intercompany debt with VTTI BV into equity. As VTTI and VTTI Operating are under common control, this transaction has been recorded in the consolidated and combined carve-out statement of changes in partners’ capital/owners’ equity.

In 2012, ATB converted $101.0 million of intercompany debt into share premium. In 2013, the shares of ATB were transferred to a newly incorporated entity named VTTI SE Asia B.V. To finance the transfer of shares, VTTI SE Asia B.V. received an intercompany loan of $126.9 million. As both companies are part of the partnership, the related equity transactions are recorded in the consolidated and combined carve-out statements of changes in partners’ capital/owners’ equity.

Note 22 - Earnings per unit and cash distributions

The calculation of basic and diluted earnings per unit is presented below:

(in US$ in thousands, except per unit data)	2014
Post IPO net income attributable to the members of VTTI Energy Partners LP	9.5
Less: Distributable paid (1)	(17.3)
Under (over) distributed earnings	(7.8)
Under (over) distributed earnings attributable to:
Common unitholders	(3.8)
subordinated unitholders	(3.8)
General partner	(0.2)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	20,125
subordinated unitholders	20,125
General partner	821
Earnings per unit:
Common unitholders	$0.2313
subordinated unitholders	$0.2313
General partner	$0.2313
Cash distributions declared and paid in the period per unit (2)
Common unitholders	$0.1598
subordinated unitholders	$0.1598
General partner	$0.1598
Subsequent event: cash distributions declared and paid per unit relating to the period (3)
Common unitholders	$0.2625
subordinated unitholders	$0.2625
General partner	$0.2625

(1)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date.

(2)	Refers to cash distribution declared and paid during the period.
(3)	Refers to cash distribution declared and paid subsequent to the period end.

Earnings per unit information is given for the period from the date of the closing of the IPO (August 6, 2014). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in VTTI Partners’ structure and the basis of preparation as described in note 2. There are no dilutive instruments as of December 31, 2014.

As of December 31, 2014, of the VTTI Partners’ total number of units outstanding representing limited partner interests, 49% were held by the public (in the form of 20,125,000 common units, representing 100% of VTTI Partners’ common units) and 49% were held by VTTI in the form of 20,125,000 subordinated units, representing 100% of VTTI Partners’ subordinated units). In addition, VTTI, through its ownership of the General Partner, held the 2% general partner interest (in the form of 821,429 general partner units).

The General Partner’s, common unit holders’, subordinated unit holders’ and incentive distribution rights’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership’s Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed.

The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash is contractually defined as all cash on hand at the end of the quarter less the amount of cash reserves established by the General Partner to provide for the proper conduct of the Partnership’s business, including reserves for maintenance capital expenditures and anticipated capital requirements. In addition, VTTI, as the initial holder of all incentive distribution rights, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters) to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordinated period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $0.2625 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $ 0.2625 per unit or $ 1.05 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $ 0.2625;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $ 0.2625.

In addition, VTTI currently holds all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the holders of common and subordinated units in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partners in the following manner:

•	first, 98.0% to all unit holders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.301875 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unit holders, pro rata, and 2.0% to the General Partners and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.328125 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unit holders, pro rata, and 2.0% to the General Partners and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.39375 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unit holders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unit holders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that VTTI Partners does not issue additional classes of equity securities.

Note 23 - Subsequent Events

On January 27, 2015, the Partnership declared a distribution for the fourth quarter of 2014 of $ 0.2625 per unit. The cash distribution was paid on February 13, 2015.

On February 24, 2015, we increased the percentage available for borrowings in US dollars from 55% to 60% under the VTTI Operating Revolving Credit Facility.

On March 27, 2015, we increased the amount available under the existing terms of VTTI Operating Revolving Credit Facility by €80 million and therefore the total amount available to be borrowed under the facility is €580 million.

During Q1 2015, we terminated certain existing forward foreign currency exchange agreements and entered into new forward foreign forward currency agreements with a total notional amount of €198.1 million at receiving rates in the range of 1.33740 and 1.3540 through June 2019.

On April 30, 2015, the Partnership declared a distribution for the first quarter of 2015 of $0.2719 per unit. The cash distribution will be paid on May 15, 2015 to unitholders of record as of the close of business on May 11, 2015.