Form 20-F/A
period 2014-12-31
VTTI Energy Partners LP
filed 2015-05-29
CIK 1605725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

VTTI Energy Partners LP is filing this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 originally filed with the Securities and Exchange Commission on April 30, 2014 (the “2014 Form 20-F”) solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

This Form 20-F/A speaks as of the filing date of the 2014 Form 20-F on April 30, 2015. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Form 20-F, or reflect any events that have occurred after the 2014 Form 20-F was originally filed.

PART III

Item 19.	Exhibits

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

Exhibit Number	Description

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema

101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VTTI ENERGY PARTNERS LP
By: VTTI Energy Partners GP LLC, its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer

Date: May 29, 2015