Form 20-F
period 2015-12-30
VTTI Energy Partners LP
filed 2016-04-29
CIK 1605725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________________________________
FORM 20-F
_________________________________________________
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number 001-36574
 _____________________________________________________________
VTTI ENERGY PARTNERS LP
(Exact Name of Registrant as Specified in Its Charter)
 _____________________________________________________________
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
 _____________________________________________________________
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
Large accelerated filer  ☐                 Accelerated filer  ☒ Non-accelerated filer  ☐
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

1

i

ii

PRESENTATION OF INFORMATION IN THIS REPORT
This annual report on Form 20-F for the year ended December 31, 2015 (this “Annual Report”) should be read in conjunction with the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to “VTTI Energy Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, and its subsidiaries, including VTTI MLP B.V., a company incorporated under the laws of the Netherlands. VTTI MLP B.V., or VTTI Operating, owns, directly or indirectly, 100% of the interests in the entities that own our terminal facilities located in Amsterdam, Netherlands, Belgium, Malaysia and the United States and 90% of the interests in our terminal facilities located in Rotterdam, Netherlands and United Arab Emirates. References in this Annual Report to “VTTI” refer to VTTI B.V., a company incorporated under the laws of the Netherlands and our indirect parent. References in this Annual Report to “our general partner” refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and our general partner. References in this Annual Report to “VTTI Services” refer to VTTI MLP Services Ltd, a company incorporated under the laws of the United Kingdom, an indirect wholly-owned subsidiary of VTTI and the entity that employs our general partner’s executive officers. References in this Annual Report to “Vitol” refer to Vitol Holding B.V., a company incorporated in the Netherlands and its affiliates. VTTI is indirectly owned by Vitol Holding B.V., its affiliates and its investment partners in Vitol Investment Partnership Limited "VIP". References in this Annual Report to “MISC” refer to MISC Berhad, a company incorporated in Malaysia and a 50% indirect shareholder of VTTI prior to November 9, 2015.
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
Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•	significant interruptions in the operations of our customers;

•	future supply of, and demand for, refined petroleum products and crude oil;

•	our ability to renew or extend terminaling services agreements;

•	the credit risk of our customers;

•	our ability to retain our key customers, including Vitol;

•	operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms;

•	volatility in energy prices;

•	competition from other terminals;

•	changes in trade patterns and the global flow of oil;

•	future or pending acquisitions of terminals or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities;

•	maintenance or remediation capital expenditures on our terminals;

•	environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases;

•	health and safety regulatory conditions, including changes in such laws;

•	costs and liabilities in managing any identified contamination at our facilities;

•	our ability to obtain financing;

•	restrictions in our Credit Facilities (as defined herein) and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements;

•	fluctuations in currencies and interest rates;

•	the adoption of derivatives legislation by Congress;

•	our ability to retain key officers and personnel;

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
The selected statement of operations and statement of cash flows data of the Partnership for the periods ending December 31, 2015, 2014 and 2013 and balance sheet data as of December 31, 2015 and 2014 has been derived from our consolidated and combined carve-out financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2013 and 2012 and the selected statement of operations data and statement of cash flows data for the period ended December 31, 2012 has been derived from the combined carve-out financial statements of the Partnership that are not included herein.

As described in Note 1 of our consolidated and combined carve-out financial statements included elsewhere in this report, we have restated our consolidated and combined carve-out financial statements as of and for the period December 31, 2014.
The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated and combined financial statements and accompanying notes included in this Annual Report.

	Year Ended December 31
	2015	2014 (Restated)	2013	2012
	(in US$ millions, except per unit and operating data)
Statement of Operations Data:
Total revenues	$289.7	$303.2	$299.2	$257.6
Total operating expenses	176.1	190.8	180.1	157.7
Total other operating income	9.3	—	—	—
Total operating income	122.9	112.4	119.1	99.9
Total other expense, net	(19.7)	(31.1)	(31.4)	(19.6)
Income before income tax expense	103.2	81.3	87.7	80.3
Income tax expense	(28.2)	(24.4)	(17.7)	(14.2)
Net income	$75.0	$56.9	$70.0	$66.1
Non-controlling interest	(52.5)	(15.7)	(5.5)	(5.2)
Net income attributable to owners/parents’ equity	$22.5	$41.2	$64.5	$60.9
Statement of Cash Flow Data:
Net cash provided by operating activities	$220.6	$134.0	$149.9	$121.1
Net cash used in investing activities	(156.0)	(121.2)	(84.7)	(146.1)
Net cash (used in)/provided by financing activities	(43.2)	(29.0)	(51.0)	54.5
Other Financial Data:
Adjusted EBITDA(1)	$208.7	$181.3	$186.5	$155.4
Distributions declared per unit	$1.1474	$0.422283	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$55.9	$36.3	$54.5	$38.7
Total assets	1,551.4	1,612.5	1,656.3	1,581.3
Total liabilities	877.3	785.4	1,010.6	877.7
Total partners’/owners’ equity	674.1	827.1	645.7	703.6
Operating Data:
Gross storage capacity, end of period (MMBbls)	35.7	35.5	35.5	35.3

(1)
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items and to exclude the revenues from the phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI.

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

	Year Ended December 31
	2015	2014	2013	2012
	(in US$ millions, except operating data)
Net Income	$75.0	$56.9	$70.0	$66.1
Interest expense, including affiliates (a)	15.1	21.1	30.0	18.9
Other items (b)	22.0	8.2	1.4	0.7
Depreciation and amortization	68.4	70.7	67.4	55.5
Income tax expense	28.2	24.4	17.7	14.2
Adjusted EBITDA	$208.7	$181.3	$186.5	$155.4

(a)	Includes other finance expenses for the year ended December 31, 2015.

(b)
Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues, gains and losses on foreign currency, gains and losses on derivatives and to deduct the net contribution of the Phase 2 assets of our Malaysian terminal which are attributable to VTTI. Other items includes realized foreign currency derivative gains of $10.7 million and $1.8 million for the year ended December 31, 2015 and 2014 respectively, resulting from the financial instruments we have in place to hedge EUR/USD movements in our operating cash flows. Other items in 2015 also includes $11.0 million of cash receipts related to previously earned harbor fees at our Rotterdam terminal.

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
We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, which requires us to have available cash of approximately $10,781,250 per quarter, or $43,125,000 per year, based on the number of common, subordinated and general partner units outstanding. The amount of cash we can distribute on our common, subordinated and general partner units principally depends upon the amount of cash we generate from our operations, which fluctuates from quarter to quarter based on, among other things:

•	the volumes of refined petroleum products and crude oil we handle;

•	the terminaling services fees with respect to contracts for capacity we have in place;

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
Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, our key customers may attempt to reduce, suspend or terminate their obligations under their terminaling services agreements, which would adversely affect our financial condition and results of operations.
Our customers are dependent upon the ongoing operations of certain facilities owned or operated by third parties, such as the pipelines, barges and retail fuel distribution assets, as well as refineries and other facilities that generate products our customers handle. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our customers operations, and possibly cash flow and in turn this could effect our operations and cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our customers and their suppliers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

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
Many of our terminaling services agreements with our key customers contain force majeure provisions in favor of our terminals. In the event a force majeure described occurs with respect to a third party or customer facility, our customer’s obligations toward us under the terminaling services agreement would not be suspended or otherwise affected. However, even though the customer's contractual obligations would remain intact under such circumstances, there can be no assurance that the customer would not unrightfully withhold, reduce or suspend payment or attempt to terminate or renegotiate the agreement. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for, and production of, refined petroleum products and crude oil, and general economic downturns could result in lower demand, and production of, these products for a sustained period of time.
There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. Any sustained decrease in demand for, or production of, refined petroleum products and crude oil in the markets served by our terminals could result in a reduction in storage usage in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Due to our lack of diversification in asset type, an adverse development in this business could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets.
Our financial results may also be affected by uncertain or changing economic conditions within certain regions. If economic and market conditions are uncertain or adverse conditions exist, spread or deteriorate, we may experience material impacts on our business, financial condition and results of operations.
Furthermore, if global developments were to change international trade patterns and shift the global flow of oil to other regions of the world, our terminals may no longer be strategically located. Large independent terminal operators are strategically located near major supply and demand hubs which naturally form along export routes of a supply-source or in proximity to demand centers. If macroeconomic events, such as a severe economic recession or depression, were to shift the global flow of oil to other regions of the world and away from the regions we currently service, our terminals may not be optimally positioned to service the new centers. Such shifts could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.
Other factors that could lead to a sustained decrease in market demand for, or production of, refined petroleum products and crude oil include:

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
Benchmark crude oil prices declined significantly during 2015. As a result, many of the companies that produce oil and gas have announced that they are reducing capital expenditures for 2016. Such reduced expenditure levels, could lead to a substantial decrease in overall oil production. Other factors that could adversely impact production include reduced capital market access, increased capital raising costs for producers or adverse governmental or regulatory action. In turn, such developments could lead to reduced throughput at our terminals, which, depending on the level of production declines, could have a material adverse effect on our business.
Any decrease in supply and marketing activities may result in reduced storage volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.
If we are unable to renew or extend the terminaling services agreements we have with our customers, our ability to make distributions to our unitholders will be reduced.
Terminaling services agreements in our industry typically have a duration of generally two to four years. If any one or more of our key customers does not renew or extend its terminaling services agreement after expiration of the applicable commitment, or if we are unable to renew or extend such agreement at comparable or higher pricing, our ability to make cash distributions to unitholders will be reduced. Additionally, we may incur substantial costs if modifications to our terminals are required under a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our key customers could adversely affect our financial results and cash available for distribution.
We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the storage capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders. In addition, some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our revenue and cash flows and our ability to make cash distributions to our unitholders.
We depend on Vitol and a relatively limited number of our other key customers for a significant portion of our revenues.
A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for approximately 92% of our revenue for the year ended December 31, 2015. Vitol individually accounted for approximately 76% of our revenue for the year ended December 31, 2015. Because of Vitol’s position as a major customer of our business, events which adversely affect Vitol’s creditworthiness may, in particular, adversely affect our financial condition or results of operations. If we acquire additional terminals from VTTI pursuant to the rights of first offer granted to us by VTTI pursuant to the omnibus agreement we entered into at the time of the IPO or otherwise, or if we enter into new or expanded agreements, the percentage of our revenue generated by Vitol may increase and our exposure to these risks would increase. If Vitol does not renew certain terminaling services agreements, at the end of any such agreement’s duration, we will need to contract a third-party customer to replace Vitol’s commitments at that terminal. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.
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
Changing volatility in energy prices, certain market structures,including backwardated markets, changing specifications or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.
Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of refined petroleum products or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks can, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be in contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. In either situation, our customers regularly move products through our terminals. However, if the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated state, or if federal or state regulations are passed that discourage our customers from storing those commodities, demand for our terminaling services could decrease, in which case we may be unable to renew contracts for our terminaling services or be forced to reduce the rates we charge for our terminaling services, either of which would reduce the amount of cash we generate. Further, changes in product specifications could reduce the need for our customers to contract for terminal services. These conditions could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.
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
A part of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions over time that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties or VTTI because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, or we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to successfully integrate the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations to warranties and indemnities from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.
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
In connection with our IPO, we entered into an omnibus agreement with VTTI. Pursuant to this agreement, we have a right of first offer to purchase the remaining 57.4% of the profit shares of VTTI Operating and other currently owned and future terminaling and related energy infrastructure assets held by VTTI, which assets we refer to as our “ROFO Assets”, if VTTI decides to sell them. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, VTTI’s willingness to offer a subject asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and VTTI is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any ROFO Assets are offered for sale, and our decision will not be subject to unitholder approval.

Also VTTI has agreed, for a period of five years from the closing of our IPO, to make us whole, in certain circumstances, for certain environmental liabilities, tax liabilities and defects in title to the assets contributed to us by VTTI at the time of the IPO. If VTTI is unable or unwilling to perform such guarantee or indemnification, it could have a material adverse effect on our financial position, results of operations or cash flows and our ability to make cash distributions to unitholders will be reduced.
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
For the year ended December 31, 2015, we generated 8% of our revenues, from excess throughput, ancillary fees and other miscellaneous revenues. Our storage customers pay us excess throughput fees to receive product volume on their behalf that exceeds the base storage services contemplated in their agreed upon monthly storage services fee. Our storage customers pay us ancillary fees for services such as mixing, blending and heating petroleum products and transferring products between our tanks or to rail or truck. Other miscellaneous revenues includes such items as revenue from harbor fee sharing arrangements with local port authorities.
The revenues we generate from excess throughput and ancillary fees vary based upon the product volume received at or withdrawn from our terminals and the activity levels of our customers. Our customers are not obligated to pay us any excess throughput fees unless we move product volume across our terminals or pipelines on their behalf. If one or more of our customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.
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

Many of our terminal and storage assets have been in service for a number of years, which could result in increased maintenance or remediation expenditures, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
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
Our operations involve the transport and storage of refined petroleum products and crude oil and are subject to international, federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management, transportation and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of international, federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution and manage the health and safety of our employees, contractors, and third parties. Moreover, in the ordinary course of business, accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas may occur, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.
We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent and in certain regions, in particular the United States and Europe, our industry is experiencing greater scrutiny. The cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our financial condition, results of operations or cash flows.
We could incur significant costs and liabilities in responding to contamination that has or will occur at our facilities.
Many of our terminal facilities have been used for transportation, storage and distribution of refined petroleum products and crude oil for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time may have been spilled or released on the terminal properties. In addition, certain of our terminal properties were previously owned and operated by other parties and those parties from time to time also may have spilled or released hydrocarbons or wastes. Our terminal properties are subject to international, federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities.
Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.
Emissions of greenhouse gases, or GHGs, such as carbon dioxide, methane and for tank storage VOC, have been linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to requirements implemented as a result of the Kyoto Protocol particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, in December 2015, over 190 countries, including the United States, reached an agreement to reduce global greenhouse gas emissions. The United States has proposed to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 and the European Union has proposed to cut net greenhouse gas emissions 40 percent below 1990 levels by 2030.
Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future international or federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the refined petroleum products and crude oil we store. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program (including any requirements to participate in an emissions allowance trading program). While we may be able to include some or all of such increased costs in the rates charged for our services, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.
Debt that we, VTTI or our subsidiaries incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

VTTI Operating has a €359 million revolving credit facility, the VTTI Operating Revolving Credit Facility, as of December 31, 2015, which was further reduced to €300 million in January 2016 as a result of our future anticipated funding requirements. Also a subsidiary of VTTI Operating, ATT Tanjung Bin Sdn. Bhd., or ATB, has a related party facility agreement, the ATB Phase 2 Facility, with VTTI which provides a maximum borrowing under the facility of $95.0 million, in connection with the construction of phase 2 of our Johore terminal. We refer to the VTTI Operating Revolving Credit Facility and the ATB Phase 2 Facility as our Credit Facilities. Further we entered into a related party loan with VTTI of $75 million, the $75 Million Related Party Loan, for the full amount of cash consideration for our acquisition of an additional 6.6% economic interest in VTTI Operating effective July 1, 2015. Additionally on December 15, 2015, VTTI Operating issued a series of senior unsecured notes, the Senior Unsecured Notes, for a US Dollar amount of $245 million and for a Euro amount of €180 million. Our future level of debt and the future level of debt of VTTI or our subsidiaries could have important consequences to us, including the following:

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
Restrictions in our Credit Facilities and our Senior Unsecured Notes could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.
The operating and financial restrictions and covenants in our Credit Facilities and Senior Unsecured Notes could limit our and our subsidiaries’ ability to, among other things:

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

Due to its ownership and control of our general partner, VTTI has the ability to prevent VTTI Operating and us from taking actions that would cause VTTI to violate any covenants in, or otherwise to be in default under VTTI’s $270 million senior secured revolving credit facility, or the VTTI Revolving Credit Facility. In deciding whether to prevent VTTI Operating or us from taking any such action, VTTI has no fiduciary duty to us or our unitholders. Moreover, if we desire to take any action, to the extent such action would not be permitted under the VTTI Revolving Credit Facility, VTTI would be required to seek the consent of the lenders under its revolving credit facility. VTTI’s compliance with the covenants in its revolving credit facility may restrict our ability to undertake certain actions that might otherwise be considered beneficial to us, including borrowing under the VTTI Operating Revolving Credit Facility to finance operations or expansions or to distribute cash to our unitholders.
Any debt instruments that VTTI or any of its affiliates enter into in the future, including any amendments to our Credit Facilities and Senior Unsecured Notes, may include additional or more restrictive limitations that may impact our ability to conduct our business. These additional restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities.
The VTTI Operating Revolving Credit Facility, Senior Unsecured Notes and the VTTI Revolving Credit Facility contain covenants requiring the borrowers thereunder to maintain certain financial ratios. Their ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that they will meet those ratios and tests.
In addition, the VTTI Operating Revolving Credit Facility, Senior Unsecured Notes and the VTTI Revolving Credit Facility contain events of default customary for transactions of this nature, including:

•	failure to make payments;

•	failure to comply with covenants and financial ratios;

•	institution of insolvency or similar proceedings; and

•	occurrence of a change of control.
Also, the VTTI Operating Revolving Credit Facility, Senior Unsecured Notes and the VTTI Revolving Credit Facility have default provisions that apply to any other material indebtedness that we may have.
The provisions of our Credit Facilities and Senior Unsecured Notes may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our Credit Facilities and Senior Unsecured Notes could result in a default or an event of default that could enable its lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. Such event of default would also permit lenders to foreclose on our assets serving as collateral for the obligations under our Credit Facilities and Senior Unsecured Notes. If the payment of the debt is accelerated, its assets may be insufficient to repay such debt in full. As a result, our results of operations and, therefore, our ability to distribute cash to unitholders, could be materially and adversely affected, and our unitholders could experience a partial or total loss of their investment.

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.
Interest rates may increase in the future. As a result, interest rates on our Credit Facilities, Senior Unsecured Notes, and $75 Million Related Party Loan or future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.
The implementation of derivatives legislation could have an adverse impact on our and our customers’ ability to hedge business risks.
Certain countries (e.g., the G-20 group of industrialized nations) have adopted or are considering adopting legislation that regulates derivative transactions which include certain instruments used in our risk management activities. For example, in the United States the Dodd-Frank Act was signed into law in July 2010. The Dodd-Frank Act requires the Commodity Futures Trading Commission (the CFTC) and the SEC to promulgate rules and regulations relating to, among other things, swaps and options, participants in the derivatives markets, clearing, margining and trading of swaps and recordkeeping and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated contract market (DCM) or swap execution facility (SEF), unless an exception, such as the end-user exception, applies.
While most of the U.S. regulations implementing the Dodd-Frank Act are already in effect, the implementation process is still ongoing, and CFTC continues to review and refine its initial rulemakings through additional interpretations and supplemental rulemakings. As a result, we cannot yet predict the ultimate effect of the regulations on our business and while most of the regulations have been adopted, any new regulations or modifications to existing regulations may increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us or our customers. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations thereunder, our results of operations may be adversely affected and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

The CFTC rules currently require certain derivatives in the interest rate and credit asset classes to comply with clearing and trade execution requirements. We expect to qualify for and rely upon an end-user exception from the mandatory clearing and trade execution requirements for swaps entered into to hedge our commercial risks. As the CFTC further designates swap contracts as required to be cleared and traded on a trading facility, the utility of the end-user exception will become even more important.

In its rulemaking under the Dodd-Frank Act, the CFTC is considering finalizing regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents, although certain bona fide hedging transactions would be exempt from these position limits provided that various conditions are satisfied. To the extent finalized, the position limits rule and its companion rule on aggregation may have an impact on our ability to hedge our exposure to certain enumerated commodities.
The CFTC and U.S. prudential regulators have also recently adopted mandatory margin requirements for uncleared swaps entered into between swap dealers and certain other counterparties. We will qualify for an exception from the uncleared swaps margin requirements. However, the application of the mandatory clearing and trade execution requirements and the uncleared swaps margin requirement to other market participants, such as swap dealers, may adversely affect the cost and availability of the swaps that we use for hedging.
Under the Dodd-Frank Act, the CFTC is also directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including physical energy and other commodities, as well as (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. The CFTC is developing its enforcement program under its new authorities under the Dodd Frank Act and at this time it is impossible to quantify the risks of a potential enforcement action from the CFTC. Should we violate these laws and regulations, we could be subject to CFTC enforcement action and material penalties and sanctions.

The CFTC has also finalized an interpretation clarifying whether certain forwards with volumetric optionality are regulated as forwards or qualify as options on commodities and therefore swaps. This interpretation may have an impact on our ability to enter into certain forwards or may impose additional requirements with respect to certain transactions.
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
Our terminals in Europe receive their revenue in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs including capital expenditures denominated in Euro and we currently have in place a Euro to

U.S. Dollar cash flow hedging program, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE Dirham. Exchanges at market rates may result in substantial foreign exchange losses.
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

During recent years, a number of jurisdictions, including the United States and the European Union (“EU”), have imposed trade and economic sanctions against Iran. On January 16, 2016, the United States and EU eased certain sanctions against Iran after the International Atomic Energy Agency verified that Iran had carried out its commitments under the Joint Comprehensive Plan of Action (“JCPOA”). The JCPOA is the multilateral agreement signed in 2015, pursuant to which Iran agreed to accept certain limitations on its nuclear program. With the implementation of the JCPOA in January 2016, the EU removed most of its sanctions against Iran or modified them so that certain former prohibited goods may be exported to Iran subject to authorization by the competent authority of the relevant EU member State, while the United States agreed to terminate or suspend most of its secondary sanctions against Iran. Secondary U.S. sanctions target non-U.S. companies such as us. The United States, however, continues to maintain most of its primary sanctions against Iran, which preclude virtually all transactions or dealings with Iran that involve U.S. persons or U.S. resources, and certain secondary sanctions, which primarily target non-U.S. companies dealing with entities designated by the U.S. government for their support of international terrorism, the proliferation of weapons of mass destruction or human rights abuses.

Section 13(r) of the U.S. Securities Exchange Act of 1934 requires issuers of securities to disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran or other sanctioned entities during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. For certain disclosed activities, the President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in disclosable conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any activity conducted by ourselves, VTTI or any affiliate of VTTI that would trigger an SEC disclosure requirement, although if we or any of our affiliates engage in any of these activities, we, as an issuer, would be required to make a disclosure under the U.S. Securities Exchange Act of 1934.
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
In the majority of jurisdictions in which we operate, the refined petroleum products and crude oil that we store for our customers are subject to numerous duties or taxes that are not based on income, sometimes referred to as “indirect taxes”, including import duties, excise duties, environmental levies, goods and services tax and sales or value-added taxes. In these jurisdictions, we may be found jointly liable for taxes arising from non-compliance with reporting or record keeping requirements relating to these indirect taxes. Where feasible, we have obtained permits from the relevant customs or tax authorities to suspend such duties and taxes and, under the general terms and conditions of our terminaling services agreements, we are typically entitled to pass these costs on to our customers. Tax liabilities may still occur, however, and could result in an adverse effect on our results of operation and cash flow.
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
Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, the VTTI Operating Revolving Credit Facility or the Senior Unsecured Notes on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash available to distribute to our unitholders.
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
As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act, and unitholders accordingly do not have access to such level of information. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are exempt from the proxy requirements under Section 14 of the Exchange Act, and we are not generally subject to Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, even if we were to lose our emerging growth company status, we would still be permitted to provide reduced disclosure on certain issues, including disclosing compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. We do, however, intend to furnish our unitholders with annual reports such as this one containing financial statements audited by our independent registered public accounting firm and to make available to our unitholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.
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
We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain temporary exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-

Oxley Act. We cannot predict if investors will find our common units less attractive if we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and the secondary market price of our common units may be more volatile.
In connection with the preparation of our financial statements, we identified a material weakness in our internal control over financial reporting related to the financial year ended December 31, 2014. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.
Section 404 of the Sarbanes-Oxley Act of 2002 requires us to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We also are required to furnish a report by management on the effectiveness of our internal control over financial reporting. We perform system and process evaluation and testing of our internal controls over financial reporting to allow management to prepare and furnish such a report.
In connection with the preparation of our consolidated and combined carve-out financial statements for the year ended December 31, 2015, we discovered that an additional $8.1 million of deferred tax expense and an associated deferred tax liability was required to be recognized, and our management and auditors determined that this resulted from a material weakness in internal control over financial reporting due to insufficient review controls over the accounting for taxation. This material weakness required the restatement of our audited consolidated and combined carve-out financial statements as of and for the year ended December 31, 2014, which are included in restated form in this annual report.
While the above material weakness has been remediated as of December 31, 2015, if we are unable to maintain proper and effective internal control over financial reporting in the future, we may not be able to produce timely and accurate financial statements. If that were to happen, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.
We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.
Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, for non resident limited partnerships such as us, with respect to the subject matter thereof, it is to be applied and construed to make it uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.
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
Based on our past, current and projected methods of operation we do not believe that we were, are or will be a PFIC for any taxable year. We believe that more than 25% of our gross income for each of our taxable years or will arise from terminal services activities that do not generate passive income, and that more than 50% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we do not believe we were, are or will be a PFIC for any taxable year.
We have not sought and do not expect to seek a ruling from the IRS on the treatment of income generated from our terminal operations, and it is possible that the IRS or a court could disagree with this position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.
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

ITEM 4.	INFORMATION ON THE PARTNERSHIP

A.	History and Development of Partnership
VTTI Energy Partners LP is a fee-based, growth-oriented publicly traded limited partnership formed on April 11, 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. In conjunction with our IPO on August 6, 2014, we acquired a 36.0% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.7 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. On July 1, 2015, we acquired an additional 6.6% economic interest in VTTI Operating and therefore our current economic interest in VTTI Operating is 42.6%. Our common units trade on the NYSE under the ticker symbol “VTTI.”
The Partnership was formed under the laws of the Republic of the Marshall Islands and we maintain our principal executive offices at 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom. The Partnership’s telephone number at that address is +44 20 3772 0110. The Partnership’s agent for service of process in the United States is Watson Farley & Williams LLP. The address of Watson Farley & Williams LLP is 250 West 55th Street, New York, New York 10019.

B.	Business Overview
Our assets consist of a 42.6% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.7 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.
We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Contracts in our industry typically have a duration of two to four years. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities. We report in one reportable segment, the energy storage terminaling business.
One of our principal strengths is our relationship with Vitol. Vitol, founded in 1966, formed VTTI in 2006, created a joint venture with MISC at VTTI’s Malaysian terminal in 2008, and added MISC as an equal partner in VTTI in 2010. In November 2015, MISC sold its 50% interest in VTTI to VIP.
Vitol is one of the world’s largest independent energy traders, trading over 5 million barrels of refined petroleum products and crude oil every day. Vitol has maintained a private, investment grade credit rating from at least one of the major credit rating agencies since 1994 and has rapidly expanded into a broad group of complementary businesses engaged in finding, extracting, refining, trading, storing and transporting resources. Vitol employs more than 5,400 people globally and has approximately 40 offices worldwide. Our relationship with Vitol also is the source of the majority of our revenues, representing 76%, 77% and 76% of our revenues for the years ended December 31, 2015, 2014 and 2013 respectively. Our relationship with Vitol provides us with unique market insights into global industry dynamics, product flows and customer demand.
Our Business Strategies
Our primary business objective is to generate stable cash flows that enable us to pay the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•
Procure long-term, fee-based, take-or-pay agreements. We are focused on generating stable and predictable cash flows by providing fee-based, take-or-pay terminaling services to our customers under long-term agreements. Contracts in our industry typically have a duration of two to four years. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

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

•
Capitalize on international terminaling market fragmentation through strategic acquisitions from third parties. We believe that the terminaling business outside the United States is highly fragmented and presents an attractive opportunity for large scale, well-capitalized companies to capture significant market share, achieve economies of scale and build brand equity. We will attempt to use our industry knowledge, network of customers and strategic asset base to identify and acquire third-party assets. We intend to pursue such acquisition opportunities both independently and jointly with VTTI or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions. If we acquire such assets, we will seek to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flow.

•
Pursue organic development opportunities and greenfield construction projects. Our assets are generally located in the major international supply and demand centers for refined petroleum products and crude oil and have a high degree of interconnectivity and physical integration with major refinery complexes. We will continually evaluate organic development opportunities to expand the capacity of our existing assets, which can be accomplished at several of our terminals without purchasing additional property. Additionally, since 2006, VTTI has designed, constructed and contracted terminal storage of approximately 34.3 million barrels through greenfield and brownfield construction. We will continue to pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services.

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

Our Assets
Our assets consist of a 42.6% interest in VTTI Operating, which owns a portfolio of modern and geographically diverse terminal facilities. VTTI owns the remaining 57.4% interest in VTTI Operating as well as a portfolio of terminaling and other assets held outside of VTTI Operating. Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers’ products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines.

The following table sets forth information regarding our terminals as of December 31, 2015:

Terminal Location	Year Constructed/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE
Amsterdam, The Netherlands	2006	Refined Petroleum Products	8.6	210	46	Ship, barge, road, railroad
Rotterdam, The Netherlands(1)	2006	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline
Antwerp, Belgium	2010	Crude Oil, Refined Petroleum Products, LPG	4.3	46	46	Ship, barge, road, railroad, pipeline
MIDDLE EAST
Fujairah, United Arab Emirates(2)	2007	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline
ASIA
Johore, Malaysia Phase One	2012	Refined Petroleum Products	5.6	41	56	Ship, barge, road
NORTH AMERICA
Seaport Canaveral, United States of America	2010	Refined Petroleum Products	2.8	24	39	Ship, barge, road, pipeline
TOTAL			35.7	396

(1)	VTTI Operating indirectly owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.

(2)	VTTI Operating indirectly owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.
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

Middle East
Fujairah Terminal. Our Fujairah terminal is located in the United Arab Emirates on the gateway between the Indian Ocean and the Persian Gulf and strategically sits in one of the major bunker markets in the world. The terminal’s unique position directly adjacent to the Port of Fujairah’s common user oil berths allows faster product handling rates than at any other terminal in the port. The Port of Fujairah's berth flexibility and deep draft allow the terminal to accommodate any size and any type of vessel. The facility is connected to the Fujairah Refinery Limited (FRL) refinery, which processes a combination of condensate and heavy crude oil. The refinery is able to process up to 80,000 barrels per day.
Asia
Johore Terminal. Our Johore terminal located next to the Asian hub of Singapore is ideally placed to offer regional distribution. Its deep draft berths can receive all tanker sizes including partially-laden Very Large Crude Carriers. Compared to other Singapore terminals, our terminal offers shorter turn-around times as well as product blending at lower operating costs and is included in the Platt's Singapore pricing area known as Singapore Straits.
North America
Seaport Canaveral Terminal. Our Seaport Canaveral terminal is strategically located on the east coast of Florida to deliver an independent supply of refined petroleum products to the state. With capacity of nearly 3 million barrels of refined petroleum products, it supplies the major airports and retail networks of the state. A dedicated pipeline also delivers marine fuels to hydrants at the cruise ships terminal, where international cruise lines including Carnival and Norwegian obtain their bunker supplies.
Our ROFO Assets
At the time of our IPO, we entered into an omnibus agreement with VTTI pursuant to which VTTI granted us a right of first offer on the remaining 57.4% ownership of VTTI Operating and all other currently owned and future terminaling and related energy infrastructure assets held by VTTI. We refer to these rights as our “ROFO Assets.” Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI’s willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. While VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that VTTI’s significant economic stake in us provides it with a strong incentive to do so. We do not have a current agreement or understanding with VTTI to purchase any ROFO Assets.

VTTI owns the following refined petroleum product and crude oil terminaling assets as of December 31, 2015 that may be suitable to our operations in the future:

Terminal Location	Year Constructed/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
Ventspils, Latvia (1)	2007	Crude Oil, Refined Petroleum Products	7.5	105	49	Ship, road, railroad, pipeline
Vasiliko, Cyprus (2)	2014	Refined Petroleum Products	3.4	28	59	Ship, barge, road
Buenos Aires, Argentina	1996	Refined Petroleum Products	1.4	24	34	Ship, barge, road
Nairobi, Kenya	2012	Refined Petroleum Products	0.7	10	43	Ship, barge, pipeline
Kaliningrad, Russia	2005	Refined Petroleum Products	0.3	7	28	Ship, barge, road, railroad
Lagos, Nigeria (3)	2010	Refined Petroleum Products	0.1	2	36	Ship, barge, road
Johore, Malaysia Phase 2 (4)	2015	Refined Petroleum Products	1.6	12	56	Ship, barge, road
Fujairah, United Arab Emirates Phase 3	under construction	Refined Petroleum Products	2.7	5	54	Ship, barge, road, pipeline
Cape Town, South Africa (5)	under construction	Refined Petroleum Products	0.8	12	39	Ship, barge, road, pipeline
TOTAL			18.5	205

(1)	VTTI indirectly owns 49% of the economic interest in the Latvia terminal; AS Ventspils Nafta owns the remaining 51%.

(2)	The Vasiliko terminal became operational in November 2014.

(3)	VTTI indirectly owns 50% of the economic interest in the Nigeria terminal; Nigeria Industrial and Domestic Gas Company Limited owns the remaining 50%.

(4)
Johore Malaysia Phase 2 Assets are legally owned by our subsidiary, ATB, but are currently for the economic benefit of VTTI. See Item 7 Major Unitholders and Related Party Transactions – B. Related Party Transactions.

(5)	VTTI indirectly owns 70% of the economic interest in the Cape Town terminal, and Thebe Energy Proprietary Limited and Jicaro Proprietary Limited own the remaining 15% and 15%, respectively.
Our Operations
We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

•
Storage and Throughput Fees. Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated 92%, 90% and 88% of our revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

•
Excess Throughput, Ancillary Fees and Miscellaneous Fees. Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. We also receive other miscellaneous fees from time to time, such as revenue from harbor fee sharing arrangements with local port authorities. For the year ended December 31, 2015, 2014 and 2013, we generated 8%, 10% and 12% of our revenues, respectively, from excess throughput, ancillary service fees and other miscellaneous revenue.
We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flows for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see “Contracts.”
Customers
We provide storage and terminaling services for a number of major energy industry participants including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. For the year ended December 31, 2015, our top five customers, including Vitol, represented approximately 92% of our revenue. For the year ended December 31, 2015, Vitol represented 76% of our revenue, with no other customers accounting for more than 10% of our revenue.
Contracts
Our terminals enter into contracts with customers to provide terminaling services, for which they charge (1) storage and throughput fees and (2) excess throughput and ancillary services fees, as described above under “—Our Operations.” Terminaling services agreements in our industry typically have terms of two to four years. Our general contracting philosophy at our terminals is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates. Although our customers have the ability to terminate their contracts with us after the expiration of a required notice period, our longstanding relationships with our customers help mitigate this risk and historically have provided stable revenue. Our terminaling services agreements with Vitol represent 76%, 77% and 76% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively.

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

•	rights to inspect the tanks, infrastructure and customer product and perform maintenance and repair operations;

•	limitations of liability that specify amongst others that we are not liable for any damage to or loss of goods before those goods are at the premises or after the goods have left the premises; and

•	liability thresholds and caps which limit our liability in general.
These terms often follow industry standards as defined by the Association of Independent Tank Storage Companies, but are sometimes tailored to meet the needs of a particular customer, particularly when the contract is for services at our non-European terminals.
At the time of our IPO in August 2014, pursuant to the Omnibus Agreement, VTTI agreed to guarantee the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. In November 2015, we entered into the First Amendment to the Omnibus Agreement to terminate the guarantees following Vitol's entry into certain new or extended terminaling services agreements with terms expiring on or after the end of each respective agreement's guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity set forth in the existing Vitol terminaling services agreements. For more on the guarantee arrangement and the new or amended terminaling services agreements , see “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees.”

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
Our operation of terminals and associated facilities in connection with the storage and transportation of gasoline, aviation gasoline, jet fuel, distillates, fuel oil, carbon black, asphalt and crude is subject to extensive and often changing international, federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the obtaining of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into the air or stormwater system; the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection and the public welfare; and require remedial measures to mitigate pollution from former and ongoing operations.
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
Climate Change
Emissions of greenhouse gases, or GHGs, such as carbon dioxide, methane and for tank storage VOC, have been linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our services and the demand for our services (due to change in both costs and weather patterns). In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Many of the countries in which we do business (but not the United States) ratified the Kyoto Protocol, and we have been subject to requirements implemented as a result of the Kyoto Protocol, particularly in the European Union. The first commitment period of the Kyoto Protocol ended in 2012, but it was nominally extended past its expiration date with a requirement for a new legal construct to be put into place by 2015. To that end, in December 2015, over 190 countries, including the United States reached an agreement to reduce global greenhouse gas emissions. The United States has to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 and the European Union has proposed to cut net greenhouse gas emissions 40 percent below 1990 levels by 2030.
In the Netherlands and other European countries, we are subject to requirements implemented pursuant to the Kyoto Protocol and associated regulations, and activities causing air emissions are subject to environmental permits. For example, a permit must be obtained in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.
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
Currently ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business. However this could change in the future.
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
Environmental law in the Netherlands and other European countries, largely influenced by EU law, require a permit for certain waste activities (including stringent provisions governing the international transport of waste) and contains regulations for the prevention of soil contamination and remediation of historical contamination. Non-compliance with certain environmental laws in the EU can constitute a criminal offense. Administrative sanctions can be imposed, costs can be reclaimed and polluters can be required to pay compensation and clean-up fees.
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
Currently ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business. However this could change in the future.
Air Emissions
Our operations in most jurisdictions in which we operate are subject to various regulatory programs governing emissions of air pollutants from various industrial sources. These programs generally impose permitting, monitoring and reporting requirements on our operations. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to result in air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements.
In the Netherlands and other European countries, activities causing air emissions are subject to environmental permits. For example, a permit may be required in order to emit greenhouse gases or conduct air polluting activities. EU member states are also subject to targets set by the EU to reduce greenhouse gas emissions.
In the U.S., our operations are subject to the federal Clean Air Act and related and delegated state air quality requirements, including permitting and monitoring requirements. In the U.S., the relevant regulations also address new source performance standards and hazardous air pollutant emissions, which have required us to install emission controls on various equipment at our U.S. facility.

Currently ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business. However this could change in the future.
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
In the Netherlands and other European countries, EU directives and regulations implemented in national law regulate the management of surface water and groundwater. Such laws require a permit for activities that could impact either the quality or quantity of surface or subsurface water, including to discharge certain materials into such waters.
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

Currently, ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business. However this could change in the future.
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
In the EU a robust set of labor laws and regulations have been implemented in national law to protect workers. In the Netherlands, the Working Conditions Act which provides for certain health and safety regulations and is complemented by the Working Conditions Decree, Regulations and Guidelines.
In the United States, the applicable law is the Occupational Safety and Health Act, or OSHA, and comparable state statutes. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens.
Ongoing compliance with the relevant regulations in other countries in which we operate, including Malaysia and United Arab Emirates, is not expected to impose material costs or risks to our business. However this could change in the future.
Recent Environmental Matter

In June 2013, one of the tanks at Eurotank Amsterdam B.V. (ETA) spilled approximately 1,500 cubic meters of oil, which impacted the soil and nearby surface water. The site was remediated and the tank was repaired and put back into service in December 2014. The Dutch Public Prosecution Service (Openbaar Ministerie, the “DPP”) conducted a criminal investigation into the matter. No formal charges have yet been brought, but the DPP has indicated that it intends to initiate a prosecution against ETA. This matter is not expected to have a material impact on ETA or the Partnership, but any potential fine could exceed $100,000.
Safety and Maintenance
We have a corporate health and safety program to govern the way we conduct our operations at each of our facilities. Each of our employees are required to understand and follow our health and safety plan and have the necessary OSHA training for certain tasks performed at certain of our facilities. We perform preventive and normal maintenance on all of our storage tanks, terminals and systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks are equipped with adequate air emission reduction measures such as external and internal floating roofs, light paint and vapor treatment mechanisms where required. Our terminals are also equipped with the necessary capacity and requirements of the local fire brigades and our truck and rail loading racks are protected with fire fighting systems that can be operated by the terminal.

Our terminal facilities have emergency response plans, spill prevention and control plans, and other programs in place to respond to emergencies. These plans are regularly reviewed and relevant training is performed.
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
Taxation of the Partnership
Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries be conducted and operated in a tax efficient manner. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. We have minimized this risk to the extent possible by obtaining confirmation from HM Revenue & Customs in the United Kingdom and an Advance Tax Ruling from the Netherlands tax authorities, as further discussed below.
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
Netherlands
We hold the equity interests in the subsidiaries that own the entities that own and operate our terminals through a Netherlands tax resident company, VTTI MLP B.V., or VTTI Operating. Pursuant to the fiscal unity regime in the Netherlands, as set forth in the Netherlands corporate income tax act, dividends derived by VTTI Operating from companies included in the fiscal unity will be exempt from Netherlands taxation. Pursuant to the participation exemption rules, as set forth in the Netherlands corporate income tax act, dividends derived by the VTTI Operating fiscal unity from our non-Netherlands tax resident subsidiaries that own and operate our terminals and capital gains realized by the VTTI Operating fiscal unity on the disposal of shares in both Netherlands tax resident and non-Netherlands tax resident entities that own and operate our terminals will be exempt from Netherlands taxation if, on a continuous basis, at least one of the qualifying tests in the participation exemption rules (i.e., intention test, asset test or subject-to-tax test) is fulfilled. Based on how we and our operating companies envisage to conduct business and perform operations we believe that VTTI Operating should fulfill, on a continuous basis, the intention test in relation to the subsidiaries that own the entities that own and operate our terminals. We have also obtained an Advance Tax Ruling from the Netherlands tax authorities confirming such tax treatment. See “Item 10. Additional Information—Taxation—Non-U.S. Tax Considerations—Netherlands Tax Considerations—Advance Tax Ruling.”
We believe that dividend distributions and repayments of equity made by VTTI Operating to its shareholder VTTI Holdings should be exempt from Netherlands dividend withholding tax. We have also obtained an Advance Tax Ruling from the Netherlands tax authorities confirming such tax treatment. See “Item 10. Additional Information—Taxation—Non-U.S. Tax Considerations—Netherlands Tax Considerations—Advance Tax Ruling.”

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

VIP
VITOL
50% Ownership Interest
50% Ownership Interest
VTTI B.V.
(VTTI)
100% Ownership Interest
57.4% Ownership Interest
49.0% Voting Interest
VTTI MLP
Partners B.V.
20,125,000 Subordinated units
100% Ownership Interest
VTTI Energy
Partners GP LLC
(General Partner)
821,429 general partner units
49.0 % Limited Partner
Interest
Public Unitholders
20,125,000 common units
49.0% Limited Partner
Interest
2% General Partner Interest
100% Incentive Distribution Rights
VTTI Energy
Partners LP
(Partnership)
100% Ownership Interest
VTTI MLP
Holdings Ltd.
(VTTI Holding)
42.6% Ownership Interest
51.0% Voting Interest
VTTI MLP B.V.
(VTTI Operating)
100% Ownership Interest (1)
Operating
Companies

(1) VTTI Operating indirectly owns 100% of the equity interests in the operating companies that hold our terminals, except for the Fujairah terminal and the Rotterdam terminal, in which VTTI Operating owns 90% of the economic interest and Fujairah Petroleum Co. and S.K Terminal B.V. own the remaining 10% economic interest respectively.

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
As described in Note 1 of our consolidated and combined carve-out financial statements included elsewhere in this report, we have restated our consolidated and combined carve-out financial statements as of and for the period December 31, 2014.
The following discussion assumes that our business was operated as a separate entity prior to our IPO on August 6, 2014. The historical financial statements included in this annual report reflect the assets, liabilities and operations of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the subsidiaries that own and operate our terminals and certain of their parent holding companies. We refer to our predecessor for accounting purposes as our “Predecessor.” Upon completion of the formation transactions at the time of the IPO, these operating subsidiaries and holding companies became direct or indirect subsidiaries of VTTI Operating, and we obtained ownership in 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. On July 1, 2015, we acquired an additional 6.6% of the economic interest in VTTI Operating and our current economic interest in VTTI Operating is 42.6%. Since we control VTTI Operating’s assets and operations through our majority voting interest, our consolidated financial statements include VTTI Operating, the holding companies and the operating subsidiaries as consolidated subsidiaries, and VTTI’s 57.4% interest is reflected as a non-controlling interest.
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
Overview
We are a fee-based, growth-oriented publicly traded limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our assets consist of a 42.6% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 35.7 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.
Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a duration of generally two to four years. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

How We Generate Revenues
We operate in a single segment consisting of fee-based energy storage terminaling services. We generate 100% of our revenue through the provision of these services to our customers under terminaling services agreements. Agreements in our industry are typically two to four years in duration. The types of fees we charge are (1) storage and throughput fees and (2) excess throughput and ancillary fees and other miscellaneous fees. For the years ended December 31, 2015, 2014 and 2013 we generated 92%, 90%, and 88% respectively, of our revenue from storage and throughput fees. Our customers are required to pay these storage and throughput fees to us regardless of the actual storage capacity they use or the volume of products that we receive. The remainder of our revenues, consisting of 8%, 10%, and 12% for the years ended December 31, 2015, 2014 and 2013, respectively, were generated from excess throughput and ancillary fees for services such as mixing, blending, heating and transferring products between our tanks or to rail or truck, as well as other miscellaneous fees.
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
As of December 31, 2015, substantially all of our available storage capacity was under contract. We have long-standing relationships with our customers and have a successful track record of renewing customer contracts upon expiration. At the date of our IPO in August 2014, we entered into an omnibus agreement with VTTI in connection with our IPO under which, among others, VTTI guaranteed the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. In November 2015, we entered into the First Amendment to the Omnibus Agreement to terminate the guarantees following Vitol's entry into certain new or extended terminaling services agreements with us with terms expiring on or after the end of each respective agreement's guarantee period expiration date and at rate and capacity, in the aggregate, equal to or greater than the rates and capacity set forth in the existing Vitol terminaling services agreements. We believe that our new or amended contracts with Vitol and our successful track record of renewing customer contracts, will provide us with stable and predictable cash flows for an extended period of time. For more on this guarantee arrangement termination and the new or extended contracts with Vitol, see “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees.”
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
We believe that the long term trends support the growth in overall storage demand with growing and increasing intraregional oil flows over the past three decades driving the need for more midstream infrastructure. This includes continued global growth in refined product demand, ongoing refinery closures in OECD countries and new world class refineries in non-OECD countries being added by national oil companies and differential quality specifications between and within regions creates opportunities for our customers to shift products from region to region and exploit price arbitrage openings.
A portion of our revenue is received in currencies other than the U.S. dollar. The revenues we receive from our operations in the Netherlands and in Belgium are denominated in Euros. The Euro has steadily weakened during 2015 compared to the US dollar and therefore our consolidated results have be impacted by changes in exchange rates between the Euro and the US dollar. Additionally, we have entered into several foreign exchange derivative contracts to manage our net Euro cash flow exposure in which we receive US dollars for Euros.
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

•
We consolidate VTTI Operating’s financial results. We own 42.6% of the profit shares and 51% of the voting shares of VTTI Operating. Since we control VTTI Operating’s assets and operations through our majority voting interest, our financial statements consolidate all of VTTI Operating’s financial results with ours in accordance with U.S. GAAP and VTTI’s 57.4% interest is reflected as a non-controlling interest.

•
The assets of VTTI Operating will change over time. Our consolidated and combined carve-out financial statements reflect changes in the size and composition of VTTI Operating’s terminals. We expect VTTI Operating’s terminaling assets to continue to change over time.

•
Our ownership interest in VTTI Operating may change. Pursuant to an omnibus agreement with VTTI, we have the right of first offer to purchase VTTI’s remaining interest in VTTI Operating. At the time of our IPO we owned 36.0% of the economic interests in VTTI Operating; in July 2015, we purchased an additional 6.6% of the economic interests in VTTI Operating from VTTI.

•
Our historical results of operations are affected by fluctuations in currency exchange rates. A portion of our revenue is received and costs, including capital expenditures are incurred in currencies other than the U.S. dollar. The revenues we receive and costs incurred from our operations in the Netherlands and in Belgium are denominated in Euro. See “Note 18. Revenue by Service and Geographical Location” to our consolidated and combined carve-out financial statements for further information on revenues by geographic location.

•
We incur additional general and administrative expenses as a result of being a publicly traded limited partnership. We are currently incurring and will continue to incur general and administrative expenses related to being a publicly traded limited partnership that we have not previously incurred, including costs amongst others associated with regulatory compliance, annual and interim reporting to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•
We may enter into different financing agreements. Our Credit Facilities, $75 Million Related Party Loan and Senior Unsecured Notes may not be representative of the financing agreements that will be in place in the future.

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

Operating Expenses
Our operating expenses are comprised primarily of labor expenses, utility costs, repairs and maintenance expenses, leases and other operating costs. These expenses generally remain relatively stable across broad ranges of activity levels at our terminal facilities, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We seek to manage our maintenance expenses by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include amongst other things, costs associated with regulatory compliance, annual and interim reporting to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation. We expect to continue to incur additional personnel and related costs and incremental external general and administrative expenses as a result of being a publicly traded partnership. These additional costs and expenses are not reflected in our historical financial statements prior to our IPO in August 2014. These incremental costs are reflected in selling, general and administrative expense for the periods following our IPO.
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
The basis of preparation and significant accounting policies are discussed in Note 1 “General Information” and Note 2 “Summary of Significant Accounting Policies” in our consolidated and combined carve financial statements appearing elsewhere in this annual report. We believe these accounting policies listed below reflect the more significant estimates and assumptions used in preparation of the financial statements. See Note 2 to our consolidated and combined carve out financial statements included elsewhere in this annual report, for a discussion of additional accounting policies, estimates and judgments made by management.
Revenue Recognition
We generate revenues through the provision of fee-based services to our customers under a combination of multi-year and month-to-month agreements. Our agreements contain “take-or-pay” provisions whereby we are entitled to a minimum throughput or storage fee. We recognize revenues when the service is provided, the refined petroleum products and crude oil are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.
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

We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added, goods and services and some excise taxes. These taxes are not included in revenue.
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
Goodwill
We review our goodwill annually for impairment as of December 31 or more frequently if impairment indicators are identified. The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. Our estimated cash flows are primarily based on our future expectations of revenues, operating costs and maintenance capital expenditures. Cash flows are estimated over a 10 year period including a terminal value. Based on our assessment as of December 31, 2015, the fair value of our reporting units exceeded the carrying value and therefore no impairment was identified.
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
Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The provisions recorded comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed upon project plan and can be reasonably estimated. At December 31, 2015 and 2014 we had accruals for environmental obligations. See “Note

12. Environmental Provisions” of the consolidated and combined carve-out financial statements included elsewhere in this report.
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
Postretirement Benefit Plan Obligations
We have two defined benefit pension plans (in the Netherlands and Belgium) covering a total of 158 employees. The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheet. Total expected contributions including participant contributions to the benefit plan during the upcoming year amounts to $1.0 million.
New Accounting Pronouncements
See Note 2 “Summary of Significant Accounting Policies” of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
A.    Operating Results
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
The following table and discussion is a summary of the results of operations for the years ended December 31, 2015 and 2014.

	Year Ended December 31
	2015	2014 (Restated)
	(in US$ millions)
Revenues:
Storage and throughput fees	$265.9	$273.8
Excess throughput and ancillary fees	23.8	29.4
Total revenues	289.7	303.2
Operating costs and expenses:
Operating costs	76.2	92.9
Depreciation and amortization	68.4	70.7
Selling, general and administrative	30.9	27.2
Loss on disposal of property, plant and equipment	0.6	—
Total operating expenses	176.1	190.8
Other operating income	9.3	—
Total operating income	122.9	112.4
Other income (expense):
Interest expense, including affiliates	(12.6)	(21.1)
Other expenses	(7.1)	(10.0)
Total other expense, net	(19.7)	(31.1)
Income before income tax expense	103.2	81.3
Income tax expense	(28.2)	(24.4)
Net Income	$75.0	$56.9
Revenues. Revenues for the year ended December 31, 2015, decreased by $13.5 million, or 4.5%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar. Offsetting this impact was an increase in revenues at our Amsterdam and Malaysia terminals due to higher storage rates for new customers, the commencement of ATB Phase 2 operations in Malaysia in addition to higher utilization at our Antwerp terminal.
Operating Costs. Operating costs for the year ended December 31, 2015, decreased by $16.7 million, or 18.0%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar, lower utilities expenses across our terminals due to falling commodity prices, and the absence of a $3.3 million long term employee incentive allocation charge from VTTI in 2014 which did not occur in 2015.
Operating Costs
The following table details the types and amounts of operating costs incurred during the years ended December 31, 2015 and 2014.

	Operating Costs Years Ended December 31,
	2015	2014
	(in US$ millions)
Operating costs
Labor	$32.1	$37.8
Utilities	5.7	7.9
Repairs and maintenance	14.0	17.1
Leases	12.6	13.7
Other costs	11.8	16.4
Total operating costs	$76.2	$92.9

Depreciation and Amortization Expenses. Depreciation and amortization expense for the year ended December 31, 2015, decreased by $2.3 million, or 3.3%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar. Offsetting this impact is an increase in depreciation due to capacity refurbishments and additions at our Amsterdam terminal and the commissioning of the Phase 2 Assets at our Johore terminal.
Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2015, increased by $3.7 million, or 13.6%, compared to the year ended December 31, 2014. This increase was primarily attributable to a full year of public company expenses compared to the prior year.
Other Operating Income. Other operating income for the year ended December 31, 2015, was $9.3 million compared to nil for the year ended December 31, 2014. Other operating income relates to amounts received at our Rotterdam terminal from the local port authority related to the early termination of a harbor fee sharing arrangement. We do not expect to receive income of this nature in the future.
Interest Expense. Interest expense for the year ended December 31, 2015, decreased by $8.5 million, or 40.3%, compared to the year ended December 31, 2014. This decrease was primarily attributable to foreign exchange impact of the depreciation of the Euro against the US dollar on our Euro denominated debt in addition to lower average debt balances in 2015 compared to the average debt balances in 2014.
Other Expenses. Other expenses for the year ended December 31, 2015, decreased by $2.1 million, or 21%, compared to the year ended December 31, 2014. This decrease was primarily attributable to an increase in unrealized gains on our Euro/US Dollar foreign exchange forward contracts and lower other finance expenses. This is offset by an increase in our net loss on foreign currency transactions.
Income Tax Expense. Income taxes for the year ended December 31, 2015, increased by $3.8 million, or 15.6%, compared to the year ended December 31, 2014. The increase in deferred tax expense is primarily due to higher total taxable income compared to the prior year of $6.2 million. In Malaysia, income tax expense increased by $4.2 million due to increased revenues from the commencement of ATB Phase 2 operations and lower deductible finance expenses. Additionally, we reversed a valuation allowance in the amount of $3.5 million in 2014 related to our Netherlands tax fiscal unity which did not occur in 2015. This is offset primarily by a reduction in functional currency differences in taxation of $6.3 million related to our Netherlands tax fiscal unity and in Malaysia.
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
The following table and discussion is a summary of the results of operations for the years ended December 31, 2014 and 2013.

	Year Ended December 31
	2014 (Restated)	2013
	(in US$ millions)
Revenues:
Storage and throughput fees	$273.8	$263.6
Excess throughput and ancillary fees	29.4	35.6
Total revenues	303.2	299.2
Operating costs and expenses:
Operating costs	92.9	88.9
Depreciation and amortization	70.7	67.4
Selling, general and administrative	27.2	22.9
Loss on disposal of property, plant and equipment	—	0.9
Total operating expenses	190.8	180.1
Total operating income	112.4	119.1
Other income (expense):
Interest expense, including affiliates	(21.1)	(30.0)
Other expenses	(10.0)	(1.4)
Total other expense, net	(31.1)	(31.4)
Income before income tax expense	81.3	87.7
Income tax expense	(24.4)	(17.7)
Net Income	$56.9	$70.0
Revenues. Revenues for the year ended December 31, 2014, increased by $4.0 million, or 1.3%, compared to the year ended December 31, 2013. This increase was primarily attributable to $6.9 million of revenues related to the provision of additional terminal services in our Belgium and Amsterdam terminals in 2014 and $2.7 million of revenue related to our Rotterdam and Fujairah terminals due to the provision of additional terminal services in 2014. The capacity at these terminals was not available in 2013 as it was being upgraded or was undergoing maintenance activities. These increases were offset primarily by a decrease of $6.2 million in excess throughput and ancillary fees due to less overall throughput turns at our European terminals.
Operating Costs and Expenses. Operating costs for the year ended December 31, 2014, increased by $4.0 million, or 4.5%, compared to the year ended December 31, 2013. This increase was primarily attributable to higher labor expenses of $7.0 million due to pension obligations and other employee salary and compensation benefits including $3.3 million of expense related to the long term incentive plan expense charged to the Partnership from VTTI. This amount will not be cash settled and has been reflected as a contribution to equity by VTTI. These increases were offset by lower utilities expenses of $2.2 million due to equipment enhancements to decrease our utility consumption at our Rotterdam terminal.
Operating Costs
The following table details the types and amounts of operating costs incurred during the years ended December 31, 2014 and 2013.

	Operating Costs Years Ended December 31,
	2014	2013
	(in US$ millions)
Operating costs
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
Income Tax Expense. Income taxes for the year ended December 31, 2014, increased by $6.7 million, or 37.9%, compared to the year ended December 31, 2013. This increase is primarily attributable to deferred income tax expense of $12.1 million related to differences in functional currency for tax purposes in our Netherlands tax fiscal unity, including an amount of $8.1 million related to tax deferred unrealized foreign exchange gains due to foreign exchange movements between the Euro and US Dollar. This is primarily offset by the reversal of a valuation allowance in the amount of $3.5 million related to our Netherlands tax fiscal unity and lower taxable income in Malaysia due to lower revenues compared to the prior year.

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
Our cash and cash equivalents are primarily held in US dollars and Euros. Our European based terminals generate revenues in Euros and we incur expenses, including capital expenditures, in Euros which offset a portion of our currency exposure. For the remaining currency exposure we enter into foreign currency forward contracts to manage the variability of our net Euro denominated cash flows against the US Dollar. As of December 31, 2015 our current foreign currency forward contracts had termination dates from March 2016 through June 2019. Subsequent to December 31, 2015 we have entered into additional foreign currency forward contracts through December 2020.
As of December 31, 2015, the Partnership’s cash and cash equivalents were $55.9 million, compared to $36.3 million as of December 31, 2014.
We intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $10.8 million per quarter, or $43.1 million per year, based on the number of outstanding common, subordinated and general partner units, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. See “Item 8. Financial Information - Consolidated Statements and Other Financial Information - Partnership Distribution Policy.”

Our Credit Facilities and Debt Arrangements
VTTI Operating Revolving Credit Facility
Prior to our IPO in August 2014, VTTI Operating entered into a new €500.0 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”) with the ability to borrow up to a maximum of 50% of the facility in US dollars. In February 2015 the US dollars maximum borrowing limit was increased to 60%. Additionally, in March 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness, which included repayment of historical intercompany loans from VTTI. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin. In December 2015, we repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million. In January 2016, we decreased the amount available to be borrowed under the existing terms of the VTTI Operating Revolving Credit Facility by €59 million to €300 million based on our future anticipated funding needs.
As of December 31, 2015, $104.0 million was drawn down on the VTTI Operating Revolving Credit Facility. The amounts outstanding as of December 31, 2015, include €45 million of Euro borrowings and $55 million of US Dollar borrowings.
The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2015, we were in compliance with our covenants under this facility.
Johore Facility and ATB Phase 2 Facility
On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, as borrower, entered into a seven-year, $230 million loan agreement with Sumitomo Mitsui Banking Corporation, as facility agent, and a syndicate of lenders, in connection with the construction of our Johore terminal. This facility was repaid using proceeds from intercompany loans with VTTI prior to our IPO in 2014 and therefore no amounts were outstanding as of December 31, 2015 or 2014.
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to the construction of ATB Phase 2. As of December 31, 2015 and 2014, $75.2 million and $56.1 million is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced when ATB Phase 2 became operational in August 2015. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Second Phase of Johore Terminal” for a further discussion of phase two of our Johore terminal.
MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum and the final maturity date of the loan facility is December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating.
Senior Unsecured Notes
On December 15, 2015, our subsidiary, VTTI Operating, issued the following Senior Unsecured Notes, collectively, the Senior Unsecured Notes:

•	$75 million 4.53% Series A Senior Unsecured Notes due December 15, 2022;

•	$72 million 4.87% Series B Senior Unsecured Notes due December 15, 2025;

•	$98 million 4.97% Series C Senior Unsecured Notes due December 15, 2027;

•	€50 million 2.5% Series D Senior Unsecured Notes due December 15, 2022; and

•	€130 million 2.86% Series E Senior Unsecured Notes due December 15, 2025.
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 15th. The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2015 we were in compliance with our covenants for these Senior Unsecured Notes.
Cash Flows
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Net cash provided by/used in operating activities, investing activities and financing activities for the years ended December 31, 2015 and 2014 were as follows:
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2015 increased by $86.6 million, or 64.6%, compared to the year ended December 31, 2014. This increase was primarily attributable to an increase in net income due to increased operating profits and lower non-cash expenses compared to the prior year. Additionally changes in working capital provided cash inflows of $39.3 million compared to cash outflows of $10.4 million in the prior year.
Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended December 31, 2015 was $156.0 million, compared to $121.2 million for the year ended December 31, 2014, which primarily consisted of capital expenditures of $81.0 million which include $18.0 million related to ATB Phase 2 as well as $75.0 million related to the acquisition of an additional 6.6% economic interest of VTTI Operating on July 1, 2015.
Net Cash Provided by Financing Activities. Net cash used by financing activities for the year ended December 31, 2015 was $43.2 million, compared to $29.0 million for the year ended December 31, 2014, which consisted primarily of proceeds of debt from related party loans, issuance of the Senior Unsecured Notes, repayments on the VTTI Operating Revolving Credit Facility, distributions to unitholders and dividends to non-controlling interests.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
Net cash provided by/used in operating activities, investing activities and financing activities for the years ended December 31, 2014 and 2013 were as follows:
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

For the years ended December 31, 2015 and 2014 our cash capital expenditures were $81.0 million and $121.2 million, respectively. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.
Our cash capital expenditures for the years ended December 31, 2015 and 2014 were as follows:

	Twelve Months Ended December 31, 2015	Twelve Months Ended December 31, 2014
	(in US$ millions)
Maintenance capital expenditures	$18.2	$24.0
Expansion capital expenditures (1)	62.8	97.2
Total	$81.0	$121.2
(1) $18.0 million and $56.1 million of the expansion capital expenditures incurred in 2015 and 2014 respectively relate to ATB Phase 2 expansion. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”
Year ended December 31, 2015
The $18.2 million of maintenance capital expenditures for the year ended December 31, 2015 was related to regular capital maintenance across our portfolio of terminals.
Of the $62.8 million of expansion capital expenditures for the year ended December 31, 2015, $35 million was related to the refurbishment of out of service tanks, building new capacity and upgrading our infrastructure at our Amsterdam terminal. Additionally $18.0 million was related to ATB phase 2 expansion with remaining amounts related to other various enhancements at other terminals.
Year ended December 31, 2014
The $24.0 million of maintenance capital expenditures for the year ended December 31, 2014 was related to regular capital maintenance across our portfolio of terminals.
Of the $97.2 million of expansion capital expenditures for the year ended December 31, 2014, $36.0 million was related to refurbishment and upgrading of infrastructure and tanks at our Amsterdam and Antwerp terminals and $56.1 million was related to construction of the second phase of our Johore terminal. The remaining expenditures relate to other various enhancements at our Rotterdam and Seaport terminals.

C.	Research and Development, Patents and Licenses, Etc.
None.

D.	Trend Information
See “Item 5. Operating and Financial Review and Prospects—Factors That Impact Our Business.”

E.	Off-balance Sheet Arrangements
At December 31, 2015, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
At December 31, 2015 we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in US$ millions)
Debt obligations—non-affiliates	545.0	—	104.0	—	441.0
Debt obligations—affiliates (1)(2)	150.2	6.0	12.5	91.0	40.7
Operating lease obligations	152.2	15.0	21.7	22.1	93.4
Capital commitments	10.1	9.8	0.3	—	—
Pension obligations	9.6	1.0	2.5	3.8	2.3
Environmental obligations	19.8	1.4	2.8	2.8	12.8
Total	886.9	33.2	143.8	119.7	590.2

(1)
Included in this amount is $75.2 million related to a shareholder loan with VTTI for the construction of ATB Phase 2. Payment amounts excludes interest which accrues at LIBOR plus 3.5%. See Item 7, Major Unitholders and Related Party Transactions – B. Related Party Transactions.

(2)
Included in this amount is $75.0 million related to a shareholder loan with VTTI for the acquisition of an additional 6.6% interest in VTTI Operating. Payment amounts exclude interest which accrues at LIBOR plus 3.5%. See Item 7, Major Unitholders and Related Party Transactions – B. Related Party Transactions.

G.	Safe Harbor
Please read “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table provides information about our directors and executive officers. The business address for each of our directors and executive officers is 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom.

Name	Age	Position with our General Partner
Mr. Robert Nijst	51	Chief Executive Officer
Mr. Robert Abbott	37	Chief Financial Officer
Mr. Rubel Yilmaz	43	Head of Business Development and Strategy
Mr. Christopher Paul Bake	52	Chairman of the Board of Directors
Mr. Javed Ahmed	46	Director
Mr. Francis Brenner	46	Director
Mr. Ian Farmer	54	Director
Mr. David Fransen	58	Director
Mr. Paul Govaart	68	Director
Mr. Thomas Leaver	64	Director
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
Rubel Yilmaz has served as the head of business development and strategy of our general partner since June 19, 2014 and served as chief financial officer of our general partner from June 19, 2014 to November 3, 2014. Mr. Yilmaz joined VTTI in November 2007 and worked in management of the Ventspils and Amsterdam terminals until his election as chief financial officer of VTTI in July 2009. Prior to his positions with VTTI, Mr. Yilmaz served in several finance positions at Unilever for eleven years. Mr. Yilmaz holds a degree in economics from the University of Groningen in the Netherlands.
Christopher Paul Bake has served as Chairman of the Board of Directors of our general partner since November 9, 2015 and has served as a director since 2014. He is the managing director of Vitol Dubai, a member of the Vitol Group board of directors and a supervisory board member of VTTI. Mr. Bake established Vitol’s Dubai office in 2006 and was instrumental in creating Oman Trading International, a joint venture between Vitol and Oman Oil Company, and in managing the acquisition of the Fujairah Refinery, which is one of Vitol’s key assets in the region. During his tenure at Vitol, Mr. Bake has served in Vitol’s offices in Bahrain, London, Buenos Aires and Houston, and held several global leadership positions, including director of the Bahrain office and head of the global gasoline trading portfolio. Prior to joining Vitol in 1995, Mr. Bake worked for BP and Phibro, a subsidiary of Salomon Brothers. Mr. Bake holds a degree in International Business and Marketing from the University of Texas.
Javed Ahmed has served as a director since 2014. He is the head of acquisitions and investments for the Vitol Group, where he is responsible for overseeing Vitol’s investment activity, with an emphasis on midstream and downstream energy infrastructure. Mr. Ahmed is a supervisory board member of VTTI, and a board member of Vivo Energy, and VPI Holding Limited and previously served as a board member of Ventspils Nafta and Blueknight Energy Partners, L.P. Prior to joining Vitol in 2009, Mr. Ahmed was a managing director at Morgan Stanley and the head of acquisitions and structured transactions for Morgan Stanley’s Commodities Group. He also served on the board of Heidmar Holdings LLC and Transmontaigne Partners L.P. Mr. Ahmed was with Morgan Stanley from 1997-2009. Mr. Ahmed holds a degree in Economics and Mathematics from Yale University and a JD/MBA from Harvard University.
Francis Brenner has served as a director since 2015. Mr. Brenner has served as the Investments Director for the Americas for Vitol Inc., a subsidiary of Vitol, since 2010. Between 2001 and 2010, Mr. Brenner was with Morgan Stanley, most recently as an Executive Director in the Morgan Stanley Commodities Group. Prior to joining Morgan Stanley, Mr. Brenner was involved in the design and construction of utility infrastructure at Tyco International. Mr Brenner is also a member of the Board of Directors of Blueknight Energy Partners L.P. (NASDAQ: BKEP). Mr. Brenner holds an MBA from the University of Michigan and a Bachelor’s degree in engineering from the University of Wisconsin-Platteville.
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
David Fransen has served as a director since 2015. Mr. Fransen has served as the Managing Director of Vitol SA Geneva since 2002 and is a member of the Vitol Group Board of Directors. Mr. Fransen came to Vitol in 1986 from British Petroleum. He has a wide range of experience within the Vitol Group, from gasoline trading and various management positions to the creation of Vitol's central management information system. Mr. Fransen holds a Bachelor of Science (Hons) in Mathematics and Computer Science from Royal Holloway College, London.
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
Executive Compensation
Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. Our general partner’s executive officers are employed by VTTI Services and are made available to VTTI Holdings pursuant to the terms of a secondment agreement that VTTI Services entered into with VTTI Holdings in conjunction with our IPO in August 2014. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings will, on a cost-plus basis, reimburse VTTI Services for the costs that it incurs in providing compensation and benefits to the employees who provide services to us and our affiliates, including the executive officers of our general partner. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Secondment Agreement.”
Our executive officers are employed with VTTI Services and continue to have responsibilities that are unrelated to our business. Our executive officers do not receive any separate amounts of compensation for their services to our business. Except with respect to awards that may be granted under the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, which is described below, they will not receive separate amounts of compensation for their services as executive officers of our general partner. For the year ended December 31, 2015, a total amount of $1.4 million was incurred under the terms of the secondment agreement between VTTI Services and VTTI Holdings for compensation and benefits of the executive officers of our general partner, who provide services to us and our affiliates.
Our Long-Term Incentive Plan
In conjunction with our IPO, our general partner adopted the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards relating to our common units under the LTIP. These awards, which may include unit options, unit appreciation rights, restricted units, phantom units, other unit-based awards distribution equivalent rights, and profits interest units, will be intended to compensate the recipients based on performance and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The LTIP is administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The LTIP limits the number of units that may be delivered pursuant to vested awards to 4,100,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. As of December 31, 2015, there were no outstanding awards under the LTIP and our general partner has not granted any such awards during or for the year ended December 31, 2015 or any prior period.
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
Compensation of Directors
The employees of Vitol who also serve as directors of our general partner do not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner, VTTI or Vitol receive cash compensation as “non-employee directors”, with an annual value equal to £50,000. In addition, the chair of each standing committee of our general partner’s board of directors receives an additional annual cash retainer in the amount of £10,000. During the year ended December 31, 2015, aggregate compensation for our non-employee directors was $0.3 million. In addition, each director is indemnified for his or her actions associated with being a director to the fullest extent permitted under Marshall Islands law and will be reimbursed for all expenses incurred in attending to his or her duties as a director. We did not set aside or accrue any amounts in the year ended December 31, 2015 to provide pension, retirement or similar benefits to our non-employee directors.
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
All of the executive officers of our general partner also currently serve as executive officers of VTTI, are employed by VTTI Services, and provide services to VTTI Holdings. All references in this annual report to “our officers” include those officers of VTTI who perform executive officer functions for our benefit. Certain of our officers may face a conflict regarding the allocation of their time between our business and the other business interests of VTTI. The amount of time certain of our officers will allocate between our business and the business of VTTI will vary from time to time depending on various circumstances and the needs of the businesses, such as the level of strategic activities of the businesses. Such officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. VTTI Operating subsidiaries and certain VTTI subsidiaries employ most of the personnel who work at our terminaling facilities.
Board Leadership Structure
The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by VTTI MLP Partners B.V., a subsidiary of VTTI, in its capacity as the sole member of our general partner. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.
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
Audit Committee
Three independent members of the board of directors of our general partner serve as members of our audit committee. The audit committee is comprised of Mr. Farmer, Mr. Govaart and Mr. Leaver. Mr. Farmer serves as chairman of the audit committee. Each member qualifies as an “audit committee expert” for purposes of SEC rules and regulations. Our audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm has unrestricted access to our audit committee.
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
Operations Committee

Three independent members of the board of directors of our general partner serve as members of our operations committee. The operations committee is comprised of Mr. Govaart, Mr. Farmer and Mr. Leaver and Mr. Govaart serves as chairman of the operations committee. The operations committee assists the board of directors of our general partner at its request with its oversight responsibilities with respect to safety, health, environmental care and cost efficiency, labor productivity, energy and waste reduction, project execution and implementation, including those associated with sustaining capital expenditures, and proposed new or related lines of business to be entered into by the Partnership.

D.    Employees
We are managed and operated by the executive officers of our general partner, and our terminals are managed and operated by staff who are employed by the operating subsidiaries owned by VTTI Operating or other subsidiaries of VTTI. As of December 31, 2015, there were approximately 380 employees who are engaged to manage and operate our terminals. Other management and administrative services provided to us are pursuant to the Administrative Services Agreement and Secondment Agreement or recharged to us by VTTI. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”
Some of the employees that provide services to us are represented by collective labor agreements or local works councils. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for the Partnership, other increased costs or increased operating restrictions that could adversely affect our financial performance. The Partnership and VTTI consider their relationships with the various unions and works councils as stable, productive and professional.
E.    Unit Ownership
As of April 25, 2016, there were no common units or subordinated units beneficially owned by our current directors or executive officers.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Unitholders
The following table sets forth the beneficial ownership of our common units and subordinated units as of March 30, 2016 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
Name of Beneficial Owner	Number	Percent	Number	Percent
VTTI MLP Partners B.V.	—	—	20,125,000	100.0%	49.0%
Harvest Fund Advisors LLC	2,595,668	12.90%	—	—	6.31%
Salient Capital Advisors, LLC	2,410,713	11.41%	—	—	5.99%
Salient MLP & Energy Infrastructure Fund II	2,054,720	10.20%	—	—	5.10%
Chickasaw Capital Management, LLC	2,007,659	9.98%	—	—	4.88%
Osterweis Capital Management, Inc. / Osterweis Capital Management, LLC / John S. Osterweis(1)	1,886,925	9.38%	—	—	4.59%
Goldman Sachs Asset Management, L.P. / GS Investment Strategies, LLC (2)	1,554,847	7.70%	—	—	3.78%
Kayne Anderson Capital Advisors, L.P. / Richard A. Kayne (3)	1,326,283	6.59%	—	—	3.22%
Clearbridge Investments, LLC	1,295,983	6.44%	—	—	3.15%
Waddell & Reed Financial, Inc. (4)	1,221,002	6.10%	—	—	2.97%
(1) Osterweis Capital Management, Inc. has sole voting power as to 735,725 common units and sole dispositive power as to 735,725 common units (which represents beneficial ownership of 3.66% of the common units). Osterweis Capital Management, LLC has sole voting power as to 1,133,860 common units and sole dispositive power as to 1,151,200 common units (which represents beneficial ownership of 5.72% of the common units). Osterweis Capital Management, Inc., Osterweis

Capital Management, LLC and John S. Osterweis filed Schedule 13G as a group and, cumulatively, have sole voting power as to 1,869,585 common units and sole dispositive power as to 1,886,925 common units. This information is based on the Schedule 13G filed by Osterweis Capital Management, Inc., Osterweis Capital Management, LLC and John S. Osterweis on February 16, 2016.
(2) Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC have shared voting power as to 1,554,847 common units and shared dispositive power as to 1,554,847 common units. This information is based on the Schedule 13G filed by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC on February 10, 2016.
(3) Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,326,283 common units and shared dispositive power as to 1,326,283 common units. This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 27, 2016.
(4) Pursuant to a Schedule 13G filed with the SEC on February 12, 2016, these securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of Waddell & Reed Financial, Inc. (“WDR”) or Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of Waddell & Reed, Inc. (“WRI”). WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company (“WRFSI”). In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of 252,315 of these securities and WRIMCO may be deemed the beneficial owner of 968,687 of these securities.

B.    Related Party Transactions
We have entered into agreements and completed transactions with related parties in conjunction with our IPO in August 2014 and anticipate doing so in the future. We entered into the following related party transactions or the following agreements were effective during the year ended December 31, 2015:
Omnibus Agreement
We entered into an omnibus agreement (the “Omnibus Agreement”) with VTTI, VTTI MLP Partners B.V., our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the Omnibus Agreement.
Rights of First Offer
Pursuant to the Omnibus Agreement, VTTI granted us a right of first offer to purchase the then remaining 64.0%, currently 57.4%, of VTTI Operating and other existing and future terminaling and related energy infrastructure assets held by VTTI.
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
Guarantees and New or Extended Contracts
Pursuant to the Omnibus Agreement, VTTI guaranteed the rates of certain capacity contracted by Vitol for a specified period of time after the applicable Vitol terminaling services agreement expired. If VTTI failed to reimburse the Partnership for the aggregate monthly amount that Vitol would have paid under the expiring terminaling services agreements, Vitol and MISC, jointly and severally, would have reimbursed the Partnership for such losses. In connection with VIP's acquisition of MISC's 50% share of VTTI, Vitol agreed to extend or enter into new terminaling services agreements with terms expiring on or after the end of each respective agreement's guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity set forth in the existing Vitol terminaling services agreements. On November 9, 2015, following a determination by the Board that the guarantees by VTTI, Vitol and MISC were no longer necessary upon the effectiveness of the new and extended Vitol terminaling services agreements, we entered into First Amendment to the Omnibus Agreement to terminate such guarantees.
The table below sets forth the expiration of the new or extended terminaling services agreements that have we entered into with Vitol, as compared to the expiration of the guarantee periods under the Omnibus Agreement and the contracted capacity for each respective terminal:

Terminal	Country	Omnibus Agreement Guarantee Period Expiration	New Terminaling Services Agreement Expiration	Capacity (MMBbls)
Amsterdam	Netherlands	June 2019	December 2019	2.9
Antwerp	Belgium	June 2017	December 2018	2.3
Rotterdam	Netherlands	June 2019	September 2019	5.1
Seaport Canaveral	US	June 2017	March 2019	2.8
Fujairah	UAE	June 2019	June 2019	7.4
				20.5
Second Phase of Johore Terminal
Prior to our IPO in August 2014, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly and as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we found it reasonably impracticable to do so, and ATB will continue to own the assets.

In conjunction with our formation transactions, we recognized $24.4 million of construction work in progress and a corresponding liability for the amount due under the ATB Phase 2 Loan. The $24.4 million liability was then settled as part of our formation transactions. During the period ended December 31, 2015 and 2014, $20.0 million and $56.1 million respectively was drawn down under the related facility. See further discussion below for additional information on the ATB Phase 2 Loan.
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2015 and 2014, $75.2 million and $56.1 million respectively, is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced upon the completion of ATB Phase 2 in August 2015.

In August 2015, ATB Phase 2 initiated operations and as such began recording revenue and related expenses for the operations of the Phase 2 assets. As the Phase 2 assets are part of ATB, the associated revenues and expenses for ATB Phase 2 are included in the Partnership's consolidated statement of operations and consolidated balance sheet. In accordance with the agreement described further above, revenue received in excess of the costs to operate ATB Phase 2 are to repay outstanding amounts drawn under the facility including interest, and any excess cash at ATB related to the ATB Phase 2 assets is for the benefit of VTTI BV and as such is classified as restricted cash on the Partnership's consolidated balance sheet.
Administrative Services Agreement and Secondment Agreement
We entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings,, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, an indirect subsidiary of VTTI, VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct.
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
Pursuant to the Secondment Agreement, VTTI Services, pursuant to which VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide the services described in the Administrative Services Agreement. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. Total amounts incurred under the secondment agreement and reimbursement of expenses to VTTI Services for the period ended December 31, 2015 and 2014 were $1.9 million and $0.9 million respectively.
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
MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. Loans drawn on this facility may be used for general corporate and working capital purposes including financing of acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum. The final maturity date of the loan facility is December 31, 2020. On July 1, 2015, we borrowed the maximum $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating from VTTI.
Terminaling Services Agreements with Vitol
We are party to several terminaling services agreements with Vitol which provided 76%, 77% and 76% of our revenue for the years ended December 31, 2015, 2014 and 2013 respectively.
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
See “Item 18, Financial Statements” for additional information.
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

•
We are subject to restrictions on distributions under the financing agreements relating to our Credit Facilities and our Senior Unsecured Notes. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. VTTI indirectly beneficially owns all of our subordinated units outstanding as of December 31, 2015 and 2014.

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

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%
First Target Distribution	up to $0.301875	98.0%	2.0%	0%
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%
Thereafter	above $0.393750	50.0%	2.0%	48.0%
Quarterly Distributions
The following table below sets out the quarterly distributions declared and paid to our unitholders since our IPO.

	Amount declared and paid per unit ($)				Amount declared and paid ($m)
Period in respect of	General Partner	Common units	Subordinated units	Incentive Distribution rights	General Partner	Common units	Subordinated units	Incentive distribution rights	Total
Q3 2014 (1)	0.159783	0.159783	0.159783	—	0.1	3.25	3.25	—	6.6
Q4 2014	0.2625	0.2625	0.2625	—	0.1	5.3	5.3	—	10.7
Q1 2015	0.2719	0.2719	0.2719	—	0.2	5.5	5.5	—	11.2
Q2 2015	0.2815	0.2815	0.2815	—	0.2	5.7	5.7	—	11.6
Q3 2015	0.2925	0.2925	0.2925	—	0.2	5.9	5.9	—	12.0
Q4 2015 (2)	0.3015	0.3015	0.3015	—	0.2	6.1	6.1	—	12.4

(1)
The distribution was prorated for the period beginning August 6, 2014, the closing date of our IPO, and ending on September 30, 2014, and was equivalent to our minimum quarterly distribution of $0.2625 per outstanding unit.

(2)	The Q4 2015 distribution was paid subsequent to December 31, 2015 on February 12, 2016.

B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
The high and low market prices for our common units as reported by the NYSE, for the years, quarters and months indicated below are as follows:

	High	Low
Year ended December 31, 2015	28.20	16.33
Year ended December 31, 2014 (1)	27.58	20.26
First quarter 2016	21.00	14.80
Fourth quarter 2015	21.46	16.33
Third quarter 2015	26.06	17.34
Second quarter 2015	28.01	23.60
First quarter 2015	28.20	20.09
Fourth quarter 2014	26.58	20.84
Third quarter 2014 (2)	27.58	20.26
Month ended April 30, 2016 (3)	20.78	18.25
Month ended March 31, 2016	19.91	17.20
Month ended February 29, 2016	18.72	14.99
Month ended January 31, 2016	21.00	14.80
Month ended December 31, 2015	21.04	16.33
Month ended November 30, 2015	21.13	18.70
Month ended October 31, 2015	21.46	18.72

(1)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through December 31, 2014.

(2)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through September 30, 2014.

(3)	Includes the period from April 1, 2015 through April 28, 2015.

B.    Plan of Distribution
Not applicable.

C.	Markets
Our common units started trading on the NYSE under the symbol “VTTI” on August 1, 2014.

D.	Selling Unitholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Unit Capital
Not applicable.

B.	Memorandum and Articles of Association
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

3.
First Amendment to the Omnibus Agreement, dated November 9, 2015, between VTTI B.V. VTTI Energy Partners LP, VTTI Energy Partners GP LLC, VTTI MLP Partners B.V. VTTI MLP Holdings Ltd, VTTI MLP B.V. Vitol Holding B.V. and MISC Berhad. See Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement."

4.
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

6.
Facility Agreement, dated as of June 26, 2014, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch, BNP Paribas, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, The Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Oversea Chinese Banking Corporation Limited, London Branch, Société and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Joint Lead Arrangers, and the lenders party thereto See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities—VTTI Operating Revolving Credit Facility.”

7.
Amendment to Facility Agreement, dated as of December 2, 2014, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility."

8.
Second Amendment to Facility Agreement, dated as of January 26, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility."

9.
Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015 from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility,"

10.
Guarantee Confirmation Deed to Facility Agreement, dated as of March 18, 2015, by and among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International and the guarantors party thereto. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility.

11.
Amendment Letter to the Facility Agreement, dated September 17, 2015, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility."

12.
Shareholder Loan Agreement, dated as of July 8, 2014, between ATT Tanjung Bin Sdn Bhd and VTTI B.V. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—Johore Facility and ATB Phase 2 Facility."

13.
Shareholder Support Undertaking Relating to the Phase 2 Project, dated as of July 8, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and VTTI MLP B.V. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—Johore Facility and ATB Phase 2 Facility."

14.
Subordination Agreement, dated as of June 27, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International. Pursuant to the Subordination Agreement, ATB's indebtedness under the ATB Phase 2 Facility is subordinated to the liabilities incurred under the VTTI Operating Revolving Credit Facility. The Subordination Agreement ensures that the indebtedness under the ATB Phase 2 Facility are not taken into account in determining compliance with the financial covenants included in the VTTI Operating Revolving Credit Facility. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—Johore Facility and ATB Phase 2 Facility.

15.
Termination Agreement to the Subordination Agreement, dated December 15, 2015, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International. The Termination Agreement terminates the Subordination Agreement described above.

16.
MLP Loan Agreement, dated as of July 18, 2014 between VTTI Energy Partners LP and VTTI B.V. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—MLP Loan Agreement."

17.
Purchase and Sale Agreement, dated June 30, 2015, between VTTI MLP Partners B.V. and VTTI MLP Holdings Ltd. Pursuant to the Purchase and Sale Agreement, the Partnership acquired an additional 6.6% economic interest in VTTI Operating in consideration for the $75 Million Related Party Loan. The Purchase and Sale Agreement contained customary representations, warranties and covenants of VTTI MLP Partners B.V. and VTTI MLP Holdings Ltd. VTTI MLP Partners B.V., on the one hand, and VTTI MLP Partners B.V., on the other, agreed to indemnify each other and their respective affiliates against certain losses resulting from any breach of their representations, warranties or covenants contained in the Purchase and Sale Agreement, subject to certain limitations and survival periods.

18.
VTTI MLP B.V. Note Purchase Agreement, dated December 15, 2015. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—Senior Unsecured Notes."

19.
Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of September 17, 2010, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

20.
Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of March 26, 2012, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

21.
First Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

22.
Second Amendment to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

23.
Third Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of June 26, 2015 between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

24.
Fourth Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015 between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

25.
Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of August 15, 2010, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

26.
First Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of July 2, 2014, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

27.
Second Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

28.
Third Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of June 24, 2015 between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

29.
Fourth Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of November 9, 2015 between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

30.
Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of January 1, 2015 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

31.
First Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of March 26, 2015 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

32.
Second Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

33.
Term Storage Agreement 2015-02 for the Storage and Handling of Gasoil, dated as of July 1, 2015 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

34.
Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2011, between EuroTank Amsterdam B.V. and Vitol SA. See "Item 4. Information on the Partnership—Business Overview—Contracts."

35.
First Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of October 10, 2012 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

36.
Second Amendment Agreement to the Storage and Handling Contract V. Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2013 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

37.
Third Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of April 7, 2014 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

38.
Fourth Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of November 9, 2015 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

39.
Term Storage Agreement 2015-VB for the Storage and Handling of Crude Oil, Condensate and Petroleum Products, dated as of October 26, 2015 between VTTI Fujairah Ltd Fzc and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

40.	Term Storage Agreement 2009-1, dated December 15, 2009, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

41.
First Amendment Agreement to the Term Storage Agreement 2009-01, dated September 15, 2010, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

42.
Second Amendment Agreement to the Term Storage Agreement 2009-01, dated February 18, 2011, between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd.See “Item 4. Information on the Partnership—Business Overview—Contracts.”

43.
Third Amendment Agreement to the Term Storage Agreement 2009-01, dated January 21, 2013 between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. See "Item 4. Information on the Partnership—Business Overview—Contracts."

44.
Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of September 30, 2011 between Euro Tank Terminal B.V. and Vitol S.A See "Item 4. Information on the Partnership—Business Overview—Contracts."

45.
Second Amendment Agreement to the Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

46.
Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A.See “Item 4. Information on the Partnership—Business Overview—Contracts.”

47.
Second Amendment Agreement to the Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

48.
Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of September 29, 2011 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

49.
First Amendment Agreement to the Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

50.
torage Contract 2014-1 for the Storage and Handling of Fuel Oil, dated as of October 1, 2014, between Euro Tank Terminal BV and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

51.
First Amendment Agreement to the Term Storage Agreement 2014-01 for the Storage and Handling of Fuel Oil, dated as of January 3, 2015, between Euro Tank Terminal BV and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

52.
Third Amendment Agreement to the Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

53.
Term Storage Agreement 2016-01 for the Storage and Handling of Gasoil, dated as of February 1, 2016, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

54.
Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated February 1, 2010 between Seaport Canaveral, Corp. and Vitol Inc. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

55.
Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of March 1, 2015, between Seaport Canaveral, Corp. and Vitol Inc. See "Item 4. Information on the Partnership—Business Overview—Contracts."

56.
Second Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of November 9, 2015 between Seaport Canaveral Corp. and Vitol Inc. See "Item 4. Information on the Partnership—Business Overview—Contracts."

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
Medicare Tax on Net Investment Income
Certain U.S. Holders, including U.S. Individual Holders, will be subject to a 3.8% Medicare tax, or NIIT, on certain net investment income. For these purposes, net investment income generally includes dividends and capital gains realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

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

Based on our past, current and projected methods of operation we do not believe that we were, are or will be a PFIC for any taxable year. We believe that more than 25% of our gross income for each of our taxable years arose or will arise from terminal services activities that do not generate passive income, and that more than 50% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we do not believe we were, are or will be a PFIC for any taxable year.
Distinguishing between arrangements treated as generating rental income, which may constitute passive income for purposes of determining our PFIC status, and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We have not sought and do not expect to seek a ruling from the IRS on the treatment of income generated from our terminal operations, and it is possible that the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner designed to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file an annual report with the IRS.
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

Disposition of Units
In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of certain Non-U.S. Holders entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year of such disposition and meet certain other requirements.
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

Netherlands Tax Considerations
The following is a discussion of the material Netherlands tax consequences that may be relevant to unitholders who are not and have not been resident of the Netherlands for Netherlands tax purposes and who are not subject to any Netherlands tax for any source or reason other than by virtue of their ownership of our common units.
Unitholders who are, or have been, resident of the Netherlands for Netherlands tax purposes and/or subject to Netherlands tax for any source or reason other than by virtue of their ownership of our common units are urged to consult their own tax advisors regarding the potential Netherlands tax consequences to them of an investment in our common units.
The discussion that follows is based upon existing Netherlands legislation, case law and current Netherlands tax authorities’ practice and policy as of the date of this Annual Report, both of which may change, possibly with retroactive effect. Changes in legislation, case law and the practice and policy of Netherlands tax authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
Distributions
We are not required to withhold Netherlands dividend withholding tax when making distributions to unitholders provided that the place of effective management of the following entities—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is not in the Netherlands for Netherlands tax purposes. We have obtained an Advance Tax Ruling from the Nertherlands tax authorities confirming that the place of effective management of these entities will be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management, as included in the ruling request. Consequently, any distribution to unitholders should not be subject to Netherlands dividend withholding tax. Please read “—Advance Tax Ruling.”
Taxation of Income and Disposition of Units
Under Netherlands tax legislation, non-Netherlands resident unitholders will not be subject to tax in the Netherlands merely by virtue of their ownership of our common units. Consequently, under such circumstances, non-Netherlands resident unitholders will not be liable to any Netherlands taxation regarding the purchase, ownership or disposition of common units. Also, non-Netherlands resident unitholders are not required to file a Netherlands tax return in the Netherlands relating to their ownership of common units merely by virtue of their ownership of our common units. We have also obtained an Advance Tax Ruling from the Netherlands tax authorities confirming this tax treatment. Please read “—Advance Tax Ruling.”
Advance Tax Ruling
We concluded an Advance Tax Ruling with the Netherlands tax authorities with a term of five years starting from the day of the Initial Public Offering and with an understanding to prolong the Advance Tax Ruling for another period of five years, unless the relevant facts and circumstances have changed or in case of a relevant amendment of the law.
The Advance Tax Ruling is a legally binding agreement between us and the Netherlands tax authorities.
In the Advance Tax Ruling we obtained advance certainty from the Netherlands tax authorities that under the Netherlands taxation legislation, and based on our description of the relevant facts and circumstances as included in the ruling request, non-Netherlands resident common unitholders will not be subject to Netherlands non-resident tax merely by virtue of their ownership of our common units. It has also been agreed that we are not required to withhold Netherlands dividend withholding tax on distributions made to unitholders provided that the place of effective management of the following entities:—VTTI Energy Partners GP LLC, VTTI MLP Energy Partners LP and VTTI MLP Holdings Ltd—is and will continue to be outside the Netherlands, which place of effective management has been confirmed to be outside the Netherlands on the basis of our description of those entities’ envisaged organization, governance and management as included in the ruling request.
In the Advance Tax Ruling, concluded on the basis of our description of the relevant facts and circumstances as included in the ruling request, we obtained advance certainty from the Netherlands tax authorities that under the Netherlands taxation legislation dividend distributions and repayments of equity made by VTTI MLP B.V. (VTTI Operating) to its shareholder VTTI MLP Holdings Ltd (VTTI Holdings) are exempt from Netherlands dividend withholding tax and that any benefit, including capital gains and dividend income, derived from our operating subsidiaries by VTTI Operating should be exempt from Netherlands taxation pursuant to the Netherlands participation exemption.

In the Advance Tax Ruling, concluded on the basis of our description of the envisaged organization, governance and management as included in the ruling request, we obtained advance certainty from the Dutch tax authorities that we and our subsidiary VTTI Holdings will not be regarded as a Netherlands tax resident and, as a result, will not be subject to Netherlands corporate income tax.
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
We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have from time to time entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from such risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management. We do not take title to the refined petroleum products and crude oil that we handle and store and therefore do not have direct exposure to commodity risk.
Interest Rate Risks
We are subject to market risks relating to changes in interest rates because our indirect subsidiary, VTTI Operating, has floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to interest rate risks. Interest rate swaps are used to convert all or a portion of our floating rate debt obligations based on LIBOR or EURIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

As of December 31, 2015 and 2014, we were party to interest rate swap contracts with a combined notional debt amount in US dollars of $431.6 million and $441.1 million respectively. Under the terms of the interest rate swaps, we receive LIBOR or EURIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.67% per annum and 1.88% per annum. These agreements have maturity dates in July 2018.
As of December 31, 2015, our exposure to floating interest rate fluctuations on our outstanding debt was $0.0 million as our interest rate swap notional debt amounts exceeded our floating rate debt amounts outstanding compared to a net exposure to floating interest rate fluctuations of $202.0 million as of December 31, 2014. The change in our net exposure to floating interest rate fluctuations is a result of the repayment of a portion of the VTTI Operating Revolving Credit Facility in December 2015.
In July 2014 we terminated existing interest rate swaps agreements and entered into new interest rate swap agreements which do not qualify for hedge accounting and therefore the change in fair value of these interest rate swap agreements are reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2015 and 2014, we have an unrealized derivative liability of $10.9 million and $14.0 million respectively.
For additional disclosure regarding our interest rate derivatives, see Note 15 of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
Foreign Currency Fluctuation Risks
We are exposed to fluctuations in foreign exchange rates with respect to our terminals in Europe which receive their revenue and incur operating costs, including capital expenditures, in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs denominated in Euro, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE dirham.
The Partnership enters into forward foreign exchange contracts to manage its exposure to exchange rate fluctuations and provide a level of certainty on its estimated net Euro cash flows in US Dollars. As of December 31, 2015, we were party to forward foreign exchange contracts with a combined notional amount of €154.6 million with various maturity dates between March 2016 and June 2019 and a weighted average US Dollar receiving rate of 1.3454. As of December 31, 2014 we were party to forward foreign exchange contracts with a combined notional amount of €156.0 million with various maturity dates between March 2015 and June 2018 and a weighted average US Dollar receiving rate of 1.3782. Our forward foreign exchange contracts do not qualify for hedge accounting and therefore the change in fair value is reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2015 and 2014, we had a forward foreign exchange rate derivative asset of $33.9 million and $22.9 million respectively. A 10% increase or decrease in the December 31, 2015 foreign exchange rate between the Euro and the US dollar would result in an increase or decrease of $16.8 million based on our existing forward exchange contracts.
For additional disclosure regarding our foreign exchange derivatives, see Note 15 of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
Additionally we have foreign currency exchange translation risk arising from the translation of intercompany loans and external debt obligations which are not denominated in US dollars. We also have foreign currency translation risk arising from our subsidiaries whose functional currency is not the US Dollar. The translation of these assets and liabilities may result in substantial foreign exchange gains or losses which may be unrealized or realized in our consolidated and combined carve-out statement of operations or recognized as a separate component in our consolidated and combined statement of changes in partners capital/parent's equity.
Concentration of Credit Risk
A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 92%, 92% and 93% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively, including Vitol, which accounted for 76%, 77% and 76% of our revenue for the years ended December 31, 2015, 2014 and 2013, respectively.
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
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

In connection with the restatement as described in Note 1 in our consolidated and combined carve-out financial statements included elsewhere in this report, under the direction of our Chief Executive Officer and Chief Financial Officer, we re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2014. We, including our Chief Executive Officer and Chief Financial Officer, have concluded based upon this re-evaluation and considering the material weakness in internal controls over financial reporting described below that, as of such date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act was (i) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Following this conclusion, we have taken the remedial actions set forth below in “Remediation of Material Weakness.”
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (2013).

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2015. Based upon that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2015, the identified material weakness in controls over the accounting for taxation has been remediated and that our internal controls over financial reporting are effective as of December 31, 2015.
Remediation of Material Weakness
In connection with the preparation of our consolidated and combined carve-out financial statements for the year ended December 31, 2015, we discovered that an additional $8.1 million of deferred tax expense and an associated deferred tax liability was required to be recognized, and our management and auditors determined that this resulted from a material weakness in internal control over financial reporting due to insufficient controls over the accounting for taxation. This material weakness resulted in a misstatement of our audited consolidated and combined carve-out financial statements as of and for the year ended December 31, 2014, which are included in restated form in this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
As part of its compliance obligations with the Sarbanes-Oxley Act of 2002, management reviewed the existing internal controls and process regarding taxation and in response, during the fourth quarter of 2015, management implemented new controls to improve its internal control over financial reporting relating to taxation which included additional oversight, review and support for the accounting treatment of income taxes by an external third-party advisor. The third-party review provides additional and enhanced expertise in regards to accounting for income taxes to allow management to determine the appropriateness and accuracy of the income tax balances in accordance with applicable GAAP.
In the fourth quarter of 2015, management concluded that the deferred tax treatment of the deferral of foreign exchange gains relating to our Netherlands tax fiscal unity was not in accordance with ASC 740-10-25-24 through 28 and that a deferred tax liability was required. Management concluded, after discussion with the independent auditor of the Partnership, that the error was material to the Partnership’s audited consolidated and combined carve-out financial statements as of and for the year ended December 31, 2014, and, as a result, the Partnership should restate such 2014 results to include the additional deferred tax expense.
Management has concluded that as of December 31, 2015, this material weakness has been remediated by the recently implemented controls which include third-party advisor review and assistance.
Attestation Report of the Registered Public Accounting Firm
As an “emerging growth company” we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the design and implementation of new taxation related controls noted above.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of our general partner has determined that Ian Farmer, Paul Govaart and Thomas Leaver each qualify as an audit committee financial expert and are independent under applicable NYSE and SEC standards.

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
Our principal accountant for the years ended December 31, 2015 and 2014 was Ernst & Young (Accountants) LLP. Fees incurred by the Partnership for Ernst & Young (Accountants) LLP’s services for the year ending December 31, 2015 and 2014 were as follows:

Fees	2015	2014
Audit fees	$711,850	$915,000
Audit-related fees	—	—
Tax fees	—	34,300
All other fees	—	—
Total fee	$711,850	$949,300

(1)
Audit fees represent professional services rendered for the audit of the Partnership’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. For the period prior to completion of our IPO on August 6, 2014, audit fees and audit-related fees were included as part of the aggregate fees billed to and paid by VTTI.

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
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Partnership’s independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Partnership’s principal accountant for all periods in 2015 and in 2014 subsequent to the IPO.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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
See "Item 18. Financial Statements."

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements listed below and set forth on pages F-1 through F-41, together with the related reports of Ernst & Young (Accountants) LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report.

Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2015, 2014 and 2013	F- 3
Consolidated and Combined Carve-out Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013	F- 4
Consolidated Balance Sheets as of December 31, 2015 and 2014	F- 5
Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31 2015, 2014 and 2013	F- 6
Consolidated and Combined Carve-out Statements of Changes in Partners’ Capital/Parent’s Equity for the years ended December 31, 2015, 2014 and 2013	F- 7
Notes to the Consolidated and Combined Carve-out Financial Statements	F- 8
All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated and combined carve-out financial statements and therefore have been omitted.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1*
Certificate of Limited Partnership of VTTI Energy Partners LP (incorporated by reference to Exhibit 3.1 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on April 17, 2014)

1.2*
First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP (incorporated by reference to Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

1.3*	Articles of Association of VTTI MLP B.V. (incorporated by reference to Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on June 19, 2014)

4.1*	VTTI Energy Partners LP 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.2*
Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2014, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd and VTTI MLP B.V. (incorporated by reference to Exhibit 4.2 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.3*
Omnibus Agreement, dated as of August 6, 2014, among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd, VTTI MLP B.V. and, solely for the purposes of Article V, Vitol Holding B.V. and MISC Berhad (incorporated by reference to Exhibit 4.3 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.4
First Amendment to the Omnibus Agreement, dated as of November 9, 2015, by and among VTTI B.V., VTTI Energy Partners LP, VTTI Energy Partners GP LLC, VTTI MLP Partners B.V., VTTI MLP Holdings Ltd, VTTI MLP B.V., Vitol Holding B.V. and MISC Berhad

4.5*
Administrative Services Agreement, dated as of August 6, 2014, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd (incorporated by reference to Exhibit 4.4 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.6*
Secondment Agreement, dated as of August 6, 2014, by and between VTTI MLP Services Ltd and VTTI MLP Holdings Ltd (incorporated by reference to Exhibit 4.5 to the Partnership’s Annual Report (File No. 001-36574), filed on Form 20-F filed on April 30, 2015)

4.7*
Facility Agreement, dated as of June 26, 2014, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch, BNP Paribas, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, The Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Oversea Chinese Banking Corporation Limited, London Branch, Société and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Joint Lead Arrangers, and the lenders party thereto (incorporated by reference to Exhibit 10.22 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 14, 2014)

4.8*
Amendment to Facility Agreement, dated as of December 2, 2014, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent (incorporated by reference to Exhibit 4.28 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.9*
Second Amendment to Facility Agreement, dated as of January 26, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent (incorporated by reference to Exhibit 4.29 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.10*
Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015, from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International (incorporated by reference to Exhibit 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.11*
Guarantee Confirmation Deed to Facility Agreement, dated as of March 18, 2015, by and among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International and the guarantors party thereto (incorporated by reference to Exhibit 4.31 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.12
Amendment Letter to the Facility Agreement, dated as of September 17, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent

4.13*
Shareholder Loan Agreement, dated as of July 8, 2014, between ATT Tanjung Bin Sdn Bhd and VTTI B.V. (incorporated by reference to Exhibit 4.25 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.14*
Shareholder Support Undertaking Relating to the Phase 2 Project, dated as of July 8, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and VTTI MLP B.V. (incorporated by reference to Exhibit 4.26 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.15*
Subordination Agreement, dated as of June 27, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International (incorporated by reference to Exhibit 4.27 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.16
Termination Agreement to the Subordination Agreement, dated as of December 15, 2015, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

4.17	MLP Loan Agreement, dated as of July 18, 2014, between VTTI Energy Partners LP and VTTI B.V.

4.18	Purchase and Sale Agreement, dated as of June 30, 2015, between VTTI MLP Partners B.V. and VTTI MLP Holdings Ltd.

4.19	VTTI MLP B.V. Note Purchase Agreement, dated as of December 15, 2015, between VTTI MLP B.V. and the purchasers party thereto

4.20*†
Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of September 17, 2010, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.11 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.21*†
Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of March 26, 2012, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.12 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.22*
First Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.36 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.23*†
Second Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.37 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.24†	Third Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of June 26, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A.

4.25
Fourth Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A.

4.26*†
Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.9 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on July 22, 2014)

4.27*
First Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of July 2, 2014, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.24 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on July 3, 2014)

4.28*
Second Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.35 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.29
Third Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of June 24, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A.

4.30
Fourth Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of November 9, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A.

4.31†	Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of January 1, 2015, between Eurotank Amsterdam B.V. and Vitol S.A.

4.32†	First Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of March 26, 2015, between Eurotank Amsterdam B.V. and Vitol S.A.

4.33	Second Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Eurotank Amsterdam B.V. and Vitol S.A.

4.34†	Term Storage Agreement 2015-02 for the Storage and Handling of Gasoil, dated as of July 1, 2015, between Eurotank Amsterdam B.V. and Vitol S.A.

4.35*†
Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2011, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 10.8 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.36
First Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of October 10, 2012, between Eurotank Amsterdam B.V. and Vitol S.A.

4.37
Second Amendment Agreement to the Storage and Handling Contract V. Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2013, between Eurotank Amsterdam B.V. and Vitol S.A.

4.38†
Third Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of April 7, 2014, between Eurotank Amsterdam B.V. and Vitol S.A.

4.39
Fourth Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of November 9, 2015, between Eurotank Amsterdam B.V. and Vitol S.A.

4.40†	Term Storage Agreement 2015-VB for the Storage and Handling of Crude Oil, Condensate and Petroleum Products, dated as of October 26, 2015, between VTTI Fujairah Ltd Fzc and Vitol S.A.

4.41*†
Term Storage Agreement 2009-01, dated December 15, 2009, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.18 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.42*
First Amendment Agreement to the Term Storage Agreement 2009-01, dated September 15, 2010, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.19 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.43*†
Second Amendment Agreement to the Term Storage Agreement 2009-01, dated February 18, 2011, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.20 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.44†	Third Amendment Agreement to the Term Storage Agreement 2009-01, dated January 21, 2013, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd.

4.45*†
Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of September 30, 2011, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 10.16 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.46	Second Amendment Agreement to the Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A.

4.47†	Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of September 30, 2011, between Euro Tank Terminal B.V. and Vitol S.A.

4.48	Second Amendment Agreement to the Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A.

4.49†	Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of September 29, 2011, between Euro Tank Terminal B.V. and Vitol S.A.

4.50	First Amendment Agreement to the Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A.

4.51*†
Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of October 1, 2014, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.38 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.52*†
First Amendment Agreement to the Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of January 3, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.53	Third Amendment Agreement to the Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A.

4.54†	Term Storage Agreement 2016-01 for the Storage and Handling of Gasoil, dated as of February 1, 2016, between Antwerp Terminal and Processing Company N.V. and Vitol S.A.

4.55*†
Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated February 1, 2010, between Seaport Canaveral Corp. and Vitol Inc. (incorporated by reference to Exhibit 10.17 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.56*†
Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of March 1, 2015, between Seaport Canaveral Corp. and Vitol Inc. (incorporated by reference to Exhibit 4.34 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.57	Second Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of November 9, 2015, between Seaport Canaveral Corp. and Vitol Inc.

8.1*	Subsidiaries of VTTI Energy Partners LP (incorporated by reference to Exhibit 8.1 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

*	Incorporated by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VTTI ENERGY PARTNERS LP
By:	VTTI Energy Partners GP LLC, its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer
Date: April 29, 2016

1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Unitholders of VTTI Energy Partners LP
We have audited the accompanying consolidated balance sheets of VTTI Energy Partners LP (the “Partnership’’) as of December 31, 2015 and 2014, and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners’ capital/owners’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated and combined carve-out financial statements referred to above present fairly, in all material respects, the consolidated financial position of VTTI Energy Partners LP at December 31, 2015 and 2014, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated and combined carve-out financial statements, the year 2014 consolidated and combined carve-out financial statements have been restated to correct the Partnership’s computation and presentation of deferred income tax liabilities.
/s/ Ernst & Young Accountants LLP
Rotterdam, The Netherlands
April 29, 2016

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(in US$ millions, except per unit data)

	Notes	2015	2014 (Restated)	2013
Revenues, third parties		69.7	70.8	71.3
Revenues, affiliates	3,4	220.0	232.4	227.9
Total revenues	18	289.7	303.2	299.2
Operating costs and expenses:
Operating costs		76.2	92.9	88.9
Depreciation and amortization	7,8	68.4	70.7	67.4
Selling, general and administrative		30.9	27.2	22.9
Loss on disposal of property, plant and equipment		0.6	—	0.9
Total operating expenses		176.1	190.8	180.1
Other operating income	22	9.3	—	—
Total operating income		122.9	112.4	119.1
Other (expense)/income:
Interest expense, including related party	19	(12.6)	(21.1)	(30.0)
Other finance expense	19	(2.5)	(5.3)	(1.0)
Net loss on foreign currency transactions		(24.7)	(15.3)	(0.4)
Gain on derivative financial instruments	15	20.1	10.6	—
Total other (expense)/income		(19.7)	(31.1)	(31.4)
Income before income tax expense		103.2	81.3	87.7
Income tax expense	13	(28.2)	(24.4)	(17.7)
Net income		75.0	56.9	70.0
Non-controlling interest		(52.5)	(15.7)	(5.5)
Net income attributable to VTTI Energy Partners LP Owners		22.5	41.2	64.5
Earnings per unit (1)	24
Common unit		$0.5478	$0.1607	—
Subordinated unit		$0.5478	$0.1607	—
General partner unit		$0.5478	$0.1607	—

(1)
Earnings per unit information is given for the period from the date of the closing of the IPO (August 6, 2014). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership structure and the basis of preparation as described in note 2.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(in US$ millions)

	2015	2014 (Restated)	2013
Net income	75.0	56.9	70.0
Other comprehensive income:
Postretirement benefit plan adjustment, net of tax	0.6	(0.1)	0.5
Exchange rate translation difference, net of tax	(17.5)	(19.7)	13.3
Effective portion cash-flow hedge, net of tax	—	5.3	4.6
Total other comprehensive (loss)/income	(16.9)	(14.5)	18.4
Total comprehensive income	58.1	42.4	88.4
Comprehensive income attributable to:
Parent’s equity	—	31.3	81.5
Non-controlling interest	40.4	9.1	6.9
VTTI Energy Partners LP owners	17.7	2.0	—
Total comprehensive income	58.1	42.4	88.4
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014
(in US$ millions)

	Notes	2015	2014 (Restated)
ASSETS
Current assets
Cash and cash equivalents		55.9	36.3
Restricted cash		3.0	2.2
Trade accounts receivable	6	4.7	9.7
Affiliates	4	16.4	23.6
Other receivables and current assets	6	12.7	21.9
Prepaid expenses	6	1.2	1.7
Derivative assets	15	11.0	7.7
Total current assets		104.9	103.1
Non-current assets
Long-term receivables		1.0	1.2
Long-term prepaid expenses	6	21.7	22.7
Deferred tax assets	13	28.3	33.7
Property, plant and equipment	7	1,227.2	1,276.8
Intangible assets, net	8	35.2	40.2
Goodwill	9	110.2	119.6
Derivative assets	15	22.9	15.2
Total non-current assets		1,446.5	1,509.4
Total assets		1,551.4	1,612.5
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		19.7	16.5
Affiliates	4	10.2	4.4
Current installments of long-term debt, affiliates	10	8.9	—
Derivative liabilities	15	5.1	5.6
Other liabilities and accrued expenses	16	33.3	31.4
Total current liabilities		77.2	57.9
Non-current liabilities
Long-term debt	10	541.6	573.2
Derivative liabilities	15	5.8	8.4
Long-term debt, affiliates	10	141.3	56.1
Postretirement benefit and post-employment obligation	11	9.6	11.8
Environmental provisions	12	19.8	23.0
Deferred tax liabilities	13	65.8	41.1
Other long-term liabilities		16.2	13.9
Total non-current liabilities		800.1	727.5
Total liabilities		877.3	785.4
Commitments and Contingencies	17
Equity
Partners’ capital
Common unitholders 20,125,000 units issued and outstanding at December 31, 2015 and 2014		115.9	140.3
Subordinated unitholders 20,125,000 units issued and outstanding at December 31, 2015 and 2014		115.9	140.3
General partner unitholders 821,429 units issued and outstanding at December 31, 2015 and 2014		4.6	5.6
Total partners’ capital		236.4	286.2
Accumulated Other Comprehensive Income	20	(10.8)	(6.0)
Total equity before non-controlling interests		225.6	280.2
Non-controlling interests		448.5	546.9
Total equity		674.1	827.1
Total liabilities and equity		1,551.4	1,612.5
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(in US$ millions)

	2015	2014 (Restated)	2013
Cash flows provided by operating activities:
Net income	75.0	56.9	70.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	68.4	70.7	67.4
Loss on disposal and write-off of property, plant & equipment	0.6	—	0.9
Deferred income tax expense	28.2	24.4	17.7
Unrealized (gain)/loss on foreign currency transactions	24.7	14.4	(0.4)
Unrealized (gain)/loss on derivative instruments	(15.6)	(22.0)	—
Changes in operating assets and liabilities
Decrease (increase) of long-term prepaid land leases	—	—	(11.2)
Increase (decrease) in provisions	(1.2)	(4.8)	(2.6)
Increase (decrease) in other long-term liabilities	2.4	3.5	—
Decrease (increase) in trade accounts receivable	4.4	(0.7)	4.8
Decrease (increase) in receivables, affiliates	5.6	(2.9)	2.5
Decrease (increase) in other receivables	8.5	12.3	(7.5)
Increase (decrease) in trade accounts payable	7.6	(4.4)	4.9
Increase (decrease) in payables, affiliates	9.9	(31.1)	5.8
Increase (decrease) in other current liabilities	2.1	17.7	(2.4)
Net cash provided by operating activities	220.6	134.0	149.9
Cash flows from investing activities
Capital expenditures	(81.0)	(121.2)	(84.7)
Acquisition of additional interest in VTTI Operating	(75.0)	—	—
Net cash used in investing activities	(156.0)	(121.2)	(84.7)
Cash flows from financing activities
Contribution from owners	—	3.3	7.0
Proceeds from long-term debt	530.4	1,042.2	32.4
Repayment of long-term debt	(436.7)	(1,006.5)	(63.6)
Restricted cash	(0.8)	5.8	—
Dividend paid	(46.0)	(54.9)	(24.2)
Dividends paid to non-controlling interest	(90.1)	(18.9)	(2.6)
Net cash used in financing activities	(43.2)	(29.0)	(51.0)
Effect of exchange rate changes on cash	(1.8)	(2.0)	1.6
Net increase/(decrease) in cash and cash equivalents	19.6	(18.2)	15.8
Cash and cash equivalents at beginning of the reporting period	36.3	54.5	38.7
Cash and cash equivalents at end of the reporting period	55.9	36.3	54.5
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS' CAPITAL/PARENT'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(in US$ millions)

	Parent’s Equity	Common units	Subordinated units	General Partner	Accumulated Other Comprehensive Income	Total before Non- controlling Interest	Non- controlling Interest	Total Partners' Capital/ Parent's Equity
Balance at December 31, 2012	657.0	—	—	—	—	657.0	46.6	703.6
Net income	64.5	—	—	—	—	64.5	5.5	70.0
Other comprehensive income	17.0	—	—	—	—	17.0	1.4	18.4
Cash dividends	(24.2)	—	—	—	—	(24.2)	(2.6)	(26.8)
Contribution from owners	7.0	—	—	—	—	7.0	—	7.0
Loan conversion to equity	(126.5)	—	—	—	—	(126.5)	—	(126.5)
Balance at December 31, 2013	594.8	—	—	—	—	594.8	50.9	645.7
Net income	34.6	—	—	—	—	34.6	2.9	37.5
Other comprehensive income	(3.3)	—	—	—	—	(3.3)	(0.9)	(4.2)
Cash dividends	(48.4)	—	—	—	—	(48.4)	(4.0)	(52.4)
Loan conversion to equity	204.0	—	—	—	—	204.0	—	204.0
Balance at August 6, 2014	781.7	—	—	—	—	781.7	48.9	830.6
Allocation of Partnership Capital to unit holders	(781.7)	138.2	138.2	5.6	(1.4)	(501.1)	501.1	—
Net income	—	3.3	3.3	—	—	6.6	12.8	19.4
Other comprehensive income	—	—	—	—	(4.6)	(4.6)	(5.7)	(10.3)
Cash distributions	—	(3.2)	(3.2)	(0.1)	—	(6.5)	(14.9)	(21.4)
Contribution from owners	—	2.0	2.0	0.1	—	4.1	4.7	8.8
Balance at December 31, 2014 (Restated)	—	140.3	140.3	5.6	(6.0)	280.2	546.9	827.1
Net income	—	11.0	11.0	0.5		22.5	52.5	75.0
Other comprehensive income	—				(4.8)	(4.8)	(12.1)	(16.9)
Cash distributions	—	(22.5)	(22.5)	(1.0)		(46.0)	(90.1)	(136.1)
Purchase of additional interest in VTTI Operating	—	(12.9)	(12.9)	(0.5)		(26.3)	(48.7)	(75.0)
Balance at December 31, 2015	—	115.9	115.9	4.6	(10.8)	225.6	448.5	674.1

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

Notes to the Consolidated and combined carve-out Financial Statements
Note 1 - General Information
1. Overview
VTTI Energy Partners LP (the “Partnership”) is a limited partnership formed under the laws of the Republic of the Marshall Islands on Apr 11, 2014 by VTTI B.V. (“VTTI”), to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.
The assets of the Partnership consist of a 42.6% indirect interest in VTTI MLP B.V., a Netherlands limited liability company (“VTTI Operating”), which owns a portfolio of 6 terminals including, a 100% economic interest of the terminals located in Amsterdam, The Netherlands, Antwerp, Belgium, Johore, Malaysia and Seaport Canaveral, USA and a 90% economic interest of the terminals located in Rotterdam, The Netherlands and Fujariah, UAE. The remaining 57.4% economic interest in VTTI Operating is owned by VTTI, a privately held limited liability company in The Netherlands. VTTI is indirectly owned by Vitol, its affiliates and its investment partners in VIP.
On August 6, 2014 the Partnership completed its Initial Public Offering (the “IPO”) at the New York Stock Exchange (NYSE). In conjunction with IPO, the following formation transactions were consummated:

•	The Partnership incorporated a 100% subsidiary VTTI MLP Holdings Ltd (“MLP Holdings”), under the laws of the United Kingdom, to acquire through MLP Holdings, a 36% economic interest in VTTI Operating;

•
VTTI conveyed its equity interests in VTTI Nederland B.V., VTTI Americas B.V., VTTI SE Asia B.V., Eurotank Belgium B.V. and Fosco Holding Ltd. (collectively, the “Holding Companies”), which own 100% equity interests in ATPC Terminal N.V., ATT Tanjung Bin Sdn. Bhd., ETT Jetty Operations B.V., ETT Pipeline Operations B.V., Eurotank Amsterdam B.V., Seaport Canaveral Corp. and 90% equity interests in Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd (collectively, the “Operating Companies”) to VTTI Operating;

•
VTTI conveyed to VTTI MLP Partners BV all of the equity interests in VTTI Operating, including shares that represent an economic interest in VTTI Operating (“profit shares”) and shares with voting rights (“voting shares”);

•	VTTI MLP Partners BV conveyed 0.72% of its profit shares in VTTI Operating to VTTI Energy Partners GP LLC ("General Partner").

•	VTTI MLP partners BV conveyed 35.28% of its profit shares and 51% of its voting shares in VTTI Operating to the Partnership in exchange for 20,125,000 common units and 20,125,000 subordinated units;

•	The General Partner conveyed its profit shares in VTTI Operating to the Partnership in exchange for maintaining its 2% general partner interest in the Partnership;

•	The Partnership conveyed all of its voting and profit shares (constituting a 36% economic interest and a 51% voting interest) in VTTI Operating to VTTI Holdings;

•
The Partnership issued to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of our minimum quarterly distribution of $0.2625 per unit per quarter;

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

On July 1, 2015, VTTI MLP Holdings Ltd, our subsidiary acquired an additional 6.6% economic interest in VTTI Operating. As of December 31, 2015, we have a total of 42.6% economic interest and 51.0% voting interest in VTTI Operating.

The following table lists the Partnership's significant subsidiaries and their purpose as of December 31, 2015.

Name	Jurisdiction of Formation	Purpose
VTTI MLP Holdings Ltd.	United Kingdom	Holding company of VTTI Operating
VTTI MLP BV ("VTTI Operating")	The Netherlands	Holding company
Eurotank Belgium B.V.	The Netherlands	Holding company of ATPC
ATPC Terminal N.V. (“ATPC”)	Belgium	Terminal in Antwerp
VTTI Nederland B.V.	The Netherlands	Holding company of the Netherlands terminals
Euro Tank Terminal B.V. (“ETT”)	The Netherlands	Terminal in Rotterdam
Eurotank Amsterdam B.V. (“ETA”)	The Netherlands	Terminal in Amsterdam
ETT Jetty Operations B.V.	The Netherlands	Jetty operations at ETT
ETT Pipeline Operations B.V.	The Netherlands	Pipeline operations at ETT
VTTI Americas B.V.	The Netherlands	Holding company of SC
Seaport Canaveral Corp. (“SC”)	USA	Terminal in Canaveral, Florida
Fosco Holding Ltd	Bermuda	Holding company of Fujairah terminal
VTTI Fujairah Terminals Ltd (“FTL”)	United Arab Emirates	Terminal in Fujairah
VTTI SE Asia B.V.	The Netherlands	Holding company of ATB
ATT Tanjung Bin Sdn. Bhd (“ATB”)	Malaysia	Terminal in Johore
The entities listed above are wholly owned by VTTI Operating, with the exception of Euro Tank Terminal B.V. and VTTI Fujairah Terminals Ltd. In these two entities VTTI Operating owns 90% of the economic interest.
As used herein, and unless otherwise required by the context, the terms “Partnership”, “we”, “Group”, “our”, “us” and words of similar import refer to VTTI Energy Partners LP and its consolidated companies. The use herein of such terms as group, organization, we, us, ours and its, or references to specific entities, is not intended to be a precise description of corporate relationships.
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
Pre-IPO basis of consolidation
Prior to the Partnership’s IPO in August 2014, the Partnership’s combined carve-out financial statements have been prepared on a “carve-out” basis for the period January 1, 2014 to August 6, 2014 and for the year ended December 31, 2013, from the accounting records of VTTI using historical results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI. The combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership and its terminal-owning and operating subsidiaries plus an allocation of items and expenses as described below:

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

•
Goodwill arose in 2006 when VTTI acquired Eurotank Amsterdam B.V. and this goodwill amount was allocated to the Partnership. Goodwill related to the acquisition of the Fujairah terminal has been previously recorded in Fosco Holding Ltd, part of VTTI Operating. Reference is made to Note 2 - Summary of Significant Accounting Policies: Goodwill and Note 9 Goodwill.

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
3. Restatement of previously issued financial statements
In connection with the preparation of the Partnership's consolidated financial statements for the period ending December 31, 2015, we determined that we had incorrectly accounted for the deferred tax effect arising from unrealized deferred foreign exchange gains in our Netherlands tax fiscal unity as of and for the period ending December 31, 2014. The impact of this error was determined to be material to our 2014 consolidated and combined carve-out financial statements and, accordingly, we have restated our consolidated and combined carve-out financial statements and related footnotes for the year ended December 31, 2014. The adjustment to correct this error resulted in an increase in deferred taxation expense in the amount $8.1 million and the recognition of a corresponding deferred tax liability of $8.1 million. As this amount was related to deferred taxation it did not have a cash impact and therefore did not impact our cash flows. The impact on each of the relevant financial statement lines is as follows:

	(in US$ millions, except per unit data)
Financial Statement Line Item	2014 As Previously Reported	2014 As Restated
Statement of operations
Income tax expense	16.3	24.4
Net income	65.0	56.9
Non-controlling interest	20.9	15.7
Net income attributable to VTTI Energy Partners LP owners	44.1	41.2
Earnings per unit
Common	0.2313	0.1607
Subordinated	0.2313	0.1607
General Partner	0.2313	0.1607
Statement of comprehensive income
Total comprehensive income	50.5	42.4
Non-controlling interest	14.3	9.1
Total comprehensive income attributable to VTTI Energy Partners LP owners	4.9	2.0
Balance Sheet
Deferred taxes - non-current	33.0	41.1
Total non-current liabilities	719.4	727.5
Total liabilities	777.3	785.4
Partners Capital
Common unitholders	141.7	140.3
Subordinated unitholders	141.7	140.3
General partner	5.7	5.6
Total partners capital	289.1	280.2
Non-controlling interest	552.1	546.9
Total equity	835.2	827.1

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
Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience, terms of existing contracts and trends in the industry. The results form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources and various other factors that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Partnership believes that the estimates and assumptions used in the preparation of the consolidated and combined carve-out financial statements are appropriate, actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.
Reporting Currency
The consolidated and combined carve-out financial statements are prepared in the reporting currency of U.S. dollars. The functional currency of the Partnership operating subsidiaries domiciled in Asia, Middle East and North America is the U.S. dollar, because the subsidiaries operate in the regional or international markets where the majority of revenues and costs are denominated in U.S. dollars. Certain of the Partnership's holding and operating subsidiaries domiciled in Europe operate in the regional and international market where the majority of revenues and costs are denominated in Euro and consequently the functional currency of these subsidiaries is the Euro.
Transactions involving currencies other than an entity’s functional currency during the year are converted into the functional currency using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated and combined carve-out statements of operations.
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
Cash and Cash Equivalents
The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2015 and 2014 cash and cash equivalents were comprised of cash held in banks.
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
Property, Plant and Equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. The Partnership capitalizes all direct and indirect construction costs. Indirect construction costs include general engineering, direct project management costs and the cost of funds used during construction. Interest on borrowed funds is capitalized on projects during construction based on the weighted-average interest rate of our debt. The Partnership capitalizes interest on all construction projects requiring a completion period of six months or longer.
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

When an item of property, plant and equipment comprises major components having different useful economic lives, they are accounted for as separate items of property, plant and equipment. Depreciation is computed from the date that the asset is available for use and is charged to the consolidated and combined carve-out statement of operations on a straight-line basis over the estimated useful economic life and taking into account the estimated residual value.
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
Asset Retirement Obligation
The Partnership initially records asset retirement obligations at fair value at the time a legal (or constructive) obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded as operating expense. The Partnership’s operating assets generally consist of storage tanks, pipelines and related facilities, which when properly maintained, have a prolonged period of economic use. Management is therefore unable to reliably predict when, or if, the Partnership’s tanks, pipelines and related facilities would become completely obsolete and require decommissioning. Accordingly, the Partnership has not recorded a liability or corresponding asset as both the amounts and timing of such potential future costs are indeterminable.
Impairment Assessment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Partnership first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If a long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment loss is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, such as discounted future cash flows analysis, quoted market values and third-party independent appraisals, as considered necessary.
Lease Rights
Lease rights comprise land lease rights or separately acquired jetty lease rights and are recorded at initial recognition at the amount paid. Following initial recognition, lease rights are expensed using the straight-line method over the life of the lease. The expenses are recognized in the consolidated and combined carve-out statement of operations under operating expenses.
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
Postretirement Benefit Plan Obligations
Defined Contribution Plan

The Partnership has various pension plans for its employees of which most are defined contribution plans. A defined contribution plan is a plan under which the Partnership pays fixed contributions into a separate entity. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the consolidated and combined carve-out statement of operations as incurred.
Defined Benefit Plan and Post Employment Plan
The Partnership’s net obligation in respect of defined benefit pension plans is calculated separately for each plan.
The defined benefit asset or liability comprises the present value of the defined obligation, less unrecognized prior service costs and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund and are not available to the creditors, nor can they be paid directly to any of the Partnership's’ companies.
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
For amortization of unrecognized actuarial gains or losses (originating from differences between expectations and realizations and/or changes in actuarial assumptions) the Corridor Method is used. The unrecognized gain (or loss) exceeding 10% of the greater of projected benefit obligation or fair value of assets is amortized to the statement of operations over the average future work life.
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
Revenue Recognition
The Partnership generates revenues through the provision of fee-based services to their customers generally under multi-year agreements. Agreements contain “take-or-pay” provisions whereby the Partnership is entitled to a minimum throughput or storage fee. The Partnership recognizes revenues when the service is provided, the refined petroleum products and crude oil are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.
The Partnership’s assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

1.	Persuasive Evidence of an Arrangement Exists.
The Partnership's customary practices are to enter into a written contract, executed by both the customer and the Partnership or to obtain other written correspondence that represents a legally binding arrangement.

2.	Service is Provided.
The Partnership considers services are provided when the refined petroleum products and crude oil are shipped through, delivered by or stored in their pipelines, terminals and storage facilities, as applicable.

3.	Fixed or Determinable Fee.
The Partnership negotiates the fees for its services at the outset of its fee-based agreements. The storage fees generally are due in advance on the first day of the month. For other agreements, such as ancillary services, the amount of revenue is determinable after services are provided and volumes handled. These fees are generally determined and invoiced at the end of the month.

4.	Collection is Deemed Probable.
Collectability is evaluated on a customer-by-customer basis. The Partnership conducts a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if it is expected that the customer will be able to pay amounts under the agreement as payments become due. If the Partnership determines that collection is not probable, revenues are deferred and recognized upon cash collection.
The Partnership collects taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added, goods and services and some excise taxes. These taxes are not included in revenue.
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
The Netherlands domiciled entities of the Partnership are part of a Netherlands tax fiscal unity (the “Netherlands Fiscal Unity”). The Netherlands Fiscal Unity combines individual tax paying Netherlands entities and their ultimate Netherlands parent company as one taxpayer for Netherlands corporate income tax purposes. The intercompany tax allocations from the Netherlands Fiscal Unity are not subject to tax sharing agreements and no cash payments are made between the companies related to Netherlands tax attributes.
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
Derivative Financial Instruments and Hedging Activities
The Partnership’s primary derivative instruments include interest-rate swap agreements and forward exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss within other income/(expense) in our consolidated and combined carve-out statement of operations. Changes in the fair value of any derivative instrument or non-derivative instrument that we have formally designated as a hedge, including a hedge in a net investment of a subsidiary, are recognized in other comprehensive income/(loss) in our consolidated and combined statement of comprehensive income. Any change in fair value relating to an ineffective portion of a designated hedge is recognized in the consolidated and combined carve-out statement of operations.
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
Earnings per unit
The Partnership computes earnings per unit using the two-class method for its participating securities, which include the general partner units, common units, subordinated units, and the incentive distribution rights.
Recently Issued Accounting Standards
Adoption of New Accounting Standards

ASU 2015-3

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Partnership has early adopted this guidance and as a result of the adoption $0.5 million was reclassified to Long Term Debt as of December 31, 2014.

ASU 2015-17

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740). This update simplifies the presentation of deferred income taxes on the balance sheet. This update is effective for annual periods after December 15, 2016, and interim periods within those annual periods with early adoption permitted as of the beginning of any interim or annual reporting period. The Partnership has early adopted this guidance and as a result of the adoption $0.9 million was reclassified to Non-Current Deferred Tax Asset as of December 31, 2014.
New Accounting Standards Not Yet Adopted
ASU No. 2014-9
In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers. The ASU provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date by one year to annual reporting periods beginning after December 15, 2017. The FASB has permitted early adoption beginning after December 15, 2016. The impact of the provisions of ASU No. 2014-9 is currently being assessed by the Partnership.
ASU No. 2014-12
In June 2014 the FASB issued ASU No. 2014-12 Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation to awards with performance conditions that affect vesting. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2014-12 is not expected to have a material impact on the financial position or the results of operations.
ASU 2015-06

In April 2015, the FASB issued ASU 2015-06, Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. Master limited partnerships (MLPs) apply the two-class method to calculate earnings per unit (EPU) because the general partner, limited partners, and incentive distribution rights holders each participate differently in the distribution of available cash. When a general partner transfers (or “drops down”) net assets to a master limited partnership and that transaction is accounted for as a transaction between entities under common control, the statements of operations of the master limited partnership are adjusted retrospectively to reflect the dropdown transaction as if it occurred on the earliest date during which the entities were under common control. The amendments in ASU 2015-06 specify that for purposes of calculating historical EPU under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner interest, and previously reported EPU of the limited partners would not change as a result of a dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs also are required. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance will impact the calculation of EPU in periods during which a dropdown transaction of net assets occurs.
ASU 2016-01

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10). This update is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in the update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Partnership is evaluating the impact of this guidance.
ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update introduces a new lease model that requires the recognition of lease assets and lease liabilities on the balance sheet and the disclosure of key information about leasing arrangements. This update is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. The Partnership is evaluating the impact of this guidance.
Note 3 - Significant Risks and Uncertainties Including Business and Credit Concentrations
Business Risks
The Partnership operates in a single segment consisting of fee-based energy storage and terminaling services, typically under long-term contracts. These services are for a broad mix of customers, including energy trading companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies.
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

As of December 31, 2015, the Partnership mitigates the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components.
The following table presents revenues and percentage of consolidated and combined carve-out revenues for any customers that accounted for more than 10% of the Partnership's consolidated and combined carve-out revenues during the years ended December 31, 2015, 2014 and 2013.

(in US$ millions)	2015	2014	2013
Revenue - Vitol Group	220.0	232.4	227.9
Percentage of total revenue - Vitol Group	76.0%	76.6%	76.2%
The majority of our revenue is with the Vitol group of companies (“Vitol” or "Vitol Group"). For further details reference is made to Note 4 – Related Party Transactions.
Concentration of Credit Risk
Credit risk is the risk of financial loss to the Partnership if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument and is disclosed in Note 15 - Financial Instruments and Hedging Activities.
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
Note 4 - Related Party Transactions
(a) Related Parties
As of December 31, 2015 and 2014, the entities of the Partnership were owned 100% directly or indirectly except for ETT and FTL which the Partnership indirectly owns 90% of the economic interest. As of December 31, 2015, VTTI has a 51% interest in the Partnership and VTTI indirectly owns 57.4% of VTTI Operating. As of December 31, 2015, VTTI is indirectly owned by

Vitol, its affiliates and its investment partners in VIP. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Partnership. Prior to November 9, 2015, VTTI was a joint venture 50% owned by Vitol and 50% owned by MISC Berhad (MISC). There were no significant related party transactions with MISC during the periods presented in these financial statements.

Vitol
The revenue from Vitol can be broken down as follows:

(in US$ millions)	2015	2014	2013
Terminaling and throughput fees	204.0	212.9	205.5
Excess throughput & ancillary services	16.0	19.5	22.4
Vitol Group total	220.0	232.4	227.9
Subsidiaries of the Partnership also make purchases from Vitol group companies related to the procurement of insurance and for raw commodity materials for our own use. For the years ended December 31, 2015, 2014 and 2013 these amounts were $4.6 million, $3.7 million and $4.1 million, respectively.
VTTI
The Partnership uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services, various interest and guarantee commissions from VTTI and for other central management and administrative functions. A breakdown of the central service costs included is as follows:

(in US$ millions)	2015	2014	2013
IT and IT related services	2.6	3.0	2.1
HSE services	0.1	0.1	0.2
HR services	10.4	11.8	11.5
Interest expense	4.4	13.5	22.3
Guarantee commission	0.1	—	0.3
Share in governance and stewardship VTTI	4.7	4.6	4.0
Long Term Incentive Plan	—	3.3	0.3
Other general and administrative expenses	3.1	3.0	2.7
Total related party expenses	25.4	39.3	43.4
Prior to our IPO on August 6, 2014 these costs that are included in the consolidated and combined carve-out financial statements are stated at cost plus a margin or were allocated to the Partnership using allocation methods based on revenue, construction in progress, maturity and size of the terminals. Additionally certain central management and administrative costs such as governance and stewardship, long term incentive and general and administrative costs were allocated prior to the IPO to appropriately reflect costs incurred by VTTI on behalf of the Partnership as described in Note 2. Subsequent to our IPO, these costs are charged to the Partnership pursuant to the related contractual agreements (described further below) or at cost plus a margin.
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

HR services relate to employment of the employees of the terminals Euro Tank Terminal B.V. (Rotterdam), Eurotank Amsterdam B.V. (Amsterdam) and ATPC Terminal N.V. (Belgium).

Interest expense relates to interest on intercompany debt from the Partnership to VTTI, and guarantee commissions related to the bank guarantees (if any) given to third parties by VTTI on behalf of the Partnership.
Governance and stewardship of VTTI, long term incentive plan and other general and administrative expenses include other expenses incurred by VTTI which are charged to the Partnership in accordance with the Partnership agreement as these costs are incurred on their behalf. These costs consist mainly of salary and benefits and other administrative costs.
(b) Receivable and Payables to Affiliates
The amounts receivable as of December 31, 2015 and 2014 resulting from the related party transactions are as follows:

(in US$ millions)	2015	2014
Vitol group of companies	11.8	18.8
VTTI group of companies	4.6	4.8
Amounts receivable	16.4	23.6
The amounts payable as of December 31, 2015 and 2014 resulting from the related party transactions are as follows:

(in US$ millions)	2015	2014
Vitol group of companies	0.1	0.1
VTTI group of companies	19.0	4.3
Amounts payable	19.1	4.4
Amounts receivable from and payable to affiliates are unsecured, and are intended to be settled in the ordinary course of business. Amounts receivable from affiliates primarily consist of fees for terminaling services agreements and payments made on behalf of affiliates. Amounts payable to affiliates primarily consist of amounts due for services provided to us including those described herein and current installments of related party loans and accrued interest.
(c) Long-term Debt Affiliates
The Partnership had long-term debt with VTTI originating from historical capital investments in the terminals. The long-term debt is interest bearing based on an interest structure similar to VTTI’s interest structure with their third party banks. This affiliate debt was settled in conjunction with our formation transactions in 2014 including converting $200 million of debt into equity. See Note 10 - Long-term Debt.
(d) ATB Phase 2 Construction and Operations
Prior to our IPO in August 2014, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we found it reasonably impracticable to do so, and ATB will continue to own the assets.
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2015 and 2014, $75.1 million and $56.1 million respectively is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations will commence when ATB Phase 2 is completed.

In conjunction with our formation transactions, we recognized $24.4 million of construction work in progress and a corresponding liability for the amount due under the ATB Phase 2 Loan. The $24.4 million liability was then settled as part of our formation transactions. During the period ended December 31, 2015 and 2014, $20.0 million and $56.1 million was drawn down under the related facility. See Note 10 - Long-term Debt for additional information on the ATB Phase 2 Loan.

In August 2015, ATB Phase 2 initiated operations and as such began recording revenue and related expenses for the operations of the Phase 2 assets. As the Phase 2 assets are part of ATB, the associated revenues and expenses for ATB Phase 2 are included in the Partnership's consolidated statement of operations and consolidated balance sheet. In accordance with the agreement described further above, revenue received in excess of the costs to operate ATB Phase 2 are to repay outstanding amounts drawn under the facility including interest and any excess cash at ATB related to the ATB Phase 2 assets is for the economic benefit of VTTI BV and as such is classified as restricted cash on the Partnership's consolidated balance sheet.
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
Guarantees and New or Extended Contracts
Pursuant to the Omnibus Agreement, VTTI guaranteed the rates of certain capacity contracted by Vitol for a specified period of time after the applicable Vitol terminaling services agreement expires. If VTTI fails to reimburse the Partnership for the aggregate monthly amount that Vitol would have paid under the expiring terminaling services agreements, Vitol and MISC, jointly and severally, must reimburse the Partnership for such losses. In connection with the acquisition of MISC's 50% share of VTTI, Vitol agreed to extend or enter into new terminaling services agreements with terms expiring on or after the end of each agreement's respective guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity currently set forth in the existing Vitol terminaling services agreements. On November 9, 2015, following a determination by the Board that the guarantees by VTTI, Vitol and MISC are no longer necessary upon the effectiveness of the new Vitol terminaling services agreements, the parties to the Omnibus Agreement have amended the Omnibus Agreement to remove all provisions related to such guarantees.
The table below specifies the changes from the Omnibus Guarantee on Vitol’s existing storage capacity and the revised expiration of the contracted capacity for each respective terminal:

Terminal	Country	Omnibus Agreement Guarantee Period Expiration	New Terminaling Services Agreement Expiration	Capacity (MMBbls)
Amsterdam	Netherlands	June 2019	December 2019	2.9
Antwerp	Belgium	June 2017	December 2018	2.3
Rotterdam	Netherlands	June 2019	September 2019	5.1
Seaport Canaveral	US	June 2017	March 2019	2.8
Fujairah	UAE	June 2019	June 2019	7.4
				20.5

(f) Administrative Services and Secondment Agreement
In conjunction with our IPO in August 2014, we entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, a wholly owned subsidiary, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, an indirect subsidiary of VTTI, VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing administration and office expenses as well as compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. Total amounts incurred under the secondment agreement and reimbursement of expenses to VTTI Services for the period ended December 31, 2015 and 2014 were $1.9 million and $0.9 million respectively.
(g) MLP Loan Agreement

In July 2014, VTTI granted to the Partnership a related party loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum. The final maturity date of the loan facility is December 31, 2020. On July 1, 2015, the Partnership borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating from VTTI as discussed further below. See Note 10 - Long-term Debt for additional information.
(h) Acquisition of Additional Interests in VTTI Operating

On July 1, 2015, the Partnership completed the acquisition of an additional 6.6% economic interest in VTTI Operating for total consideration of $75 million from VTTI. As a result of this acquisition, the Partnership’s total economic interest in VTTI Operating increased to 42.6%. As discussed above, the Partnership used the proceeds from its existing related party loan facility for the purchase consideration. See Note 21 - Non Controlling Interests for additional information.
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

Note 6 - Current Assets and Prepaid Expenses
(a) Trade Accounts Receivable
Trade accounts receivable are presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $0 million and $0.8 million as of December 31, 2015 and December 31, 2014, respectively.
(b) Prepaid Expenses
The prepaid operational lease expenses relate to operational lease expenses paid in advance and are recognized using a straight line basis as lease costs in operating expenses over the period for which the prepayment was made. The contractual duration of the various leases range from 1 to 30 years.
Prepaid expenses as of December 31, 2015 and 2014 consist of the following:

(in US$ millions)	2015	2014
Prepaid operating lease	21.7	22.7
Other prepaid expenses	1.2	1.7
Total prepaid expenses	22.9	24.4
Of which non-current	21.7	22.7
Of which current	1.2	1.7
Total prepaid expenses	22.9	24.4
(c) Other Receivables and Current Assets
The other receivables and current assets as of December 31, 2015 and 2014 are as follows:

(in US$ millions)	2015	2014
VAT and other tax receivables	4.3	2.8
Inventories	4.3	3.3
Harbor receivable	—	10.7
Other receivables	4.1	5.1
Total other receivables and current assets	12.7	21.9

Note 7 - Property, Plant and Equipment
Property, plant and equipment, at cost as of December 31, 2015 and 2014, is as follows:

(in US$ millions)	2015	2014
Land and buildings	91.4	92.9
Tanks, jetties and installations	1,475.8	1,421.4
Other equipment	35.0	36.9
Construction work in progress	73.6	138.0
At cost	1,675.8	1,689.2
Less: accumulated depreciation	(448.6)	(412.4)
Total property, plant and equipment	1,227.2	1,276.8
For the years ended December 31, 2015, 2014 and 2013, interest expenses of $3.1 million, $2.2 million and $1.3 million, respectively, were capitalized as part of the costs of construction work in progress.
Depreciation expense recorded on property, plant and equipment was $67.2 million, $69.6 million and $66.2 million during the years ended December 31, 2015, 2014 and 2013, respectively.
The property, plant and equipment as of December 31, 2015 and 2014, specified by geographical location is as follows:

(in US$ millions)	2015	2014
Amsterdam, NL	203.8	193.9
Rotterdam, NL	239.7	276.6
Antwerp, BE	135.8	154.0
Europe	579.3	624.5
Florida, USA	128.2	132.9
Fujairah, UAE	169.3	176.0
Tanjung Bin, Malaysia	350.4	343.4
Rest of the world	647.9	652.3
Total	1,227.2	1,276.8

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
Capitalized lease rights, at cost as of December 31, 2015 and 2014, are as follows:

(in US$ millions)	2015	2014
Land lease rights	32.1	35.5
Jetty lease rights	7.9	8.9
At cost	40.0	44.4
Accumulated amortization	(4.8)	(4.2)
Net intangibles assets	35.2	40.2
The capitalized lease rights relate to the acquisition of such rights for an adjacent plot of land at the Rotterdam terminal amounting to $35.2 million and $40.2 million as of December 31, 2015 and 2014, respectively for which we paid the former lessee an amount to take over the lease contract with the port authorities.
Amortization expense was $1.2 million, $1.2 million and $1.2 million during the years ended December 31, 2015, 2014 and 2013, respectively. The remaining amortization period is related to the maturity date of the lease and amounts between 37-39 years, as of December 31, 2015. Estimated amortization expense for amortizable intangible assets for the next five years amounts to $1.0 million for each period of 2016 through 2020.

Note 9 - Goodwill
Goodwill arose in 2006 when 100% of the shares of Eurotank Amsterdam B.V. were acquired in a transaction that was accounted for as a business combination. In 2007 goodwill increased with the purchase of 90% of the shares in VTTI Fujairah Terminals Ltd.

The carrying amount of goodwill was $110.2 million as of December 31, 2015 and $119.6 million as of December 31, 2014. The difference in the carrying amount of goodwill arises from the foreign currency translation from Euro to U.S. dollar for the goodwill amount associated with Eurotank Amsterdam B.V.

Goodwill as of December 31, 2015 and 2014 is as follows:

(in US$ millions)	2015	2014
Historical cost price	175.3	194.5
Accumulated impairments	(55.7)	(63.1)
Book value at January 1	119.6	131.4
Movements:
Effect of movements in exchange rates	(9.4)	(11.8)
Impairments	—	—
Book value at December 31	110.2	119.6
Historical cost price	160.1	175.3
Accumulated impairments	(49.9)	(55.7)
Book value at December 31	110.2	119.6

Note 10 - Long-term Debt
Long-term debt as of December 31, 2015 and 2014 comprises the following:

(in US$ millions)	2015			2014
	Amount	Debt issue costs	Total	Amount	Debt issue costs	Total
VTTI Operating Revolving Credit Facility	104.0	(0.2)	103.8	573.7	(0.5)	573.2
ATB Phase 2 Related Party Facility	75.2	—	75.2	56.1	—	56.1
Related Party MLP Loan Agreement	75.0	—	75.0	—	—	—
Senior Unsecured Notes	441.0	(3.2)	437.8	—	—	—
Total debt	695.2	(3.4)	691.8	629.8	(0.5)	629.3
Less: current portion			(8.9)			—
Total long-term debt			682.9			629.3

(in US$ millions)	2015	2014
Long term debt, affiliates	141.3	56.1
Long-term debt third parties	541.6	573.2
Total long-term-debt	682.9	629.3
Affiliate Loan
The Partnership had long-term debt with VTTI originating from historical capital investments in our terminals. The long-term debt was interest bearing based on an interest structure similar to VTTI’s interest structure with their third party banks. In conjunction with our IPO and formation transactions we repaid a total of $660.0 million of affiliate loans and an additional loan of $200.0 million borrowed during 2014 was converted to equity. There were no amounts outstanding as of December 31, 2015 and 2014.
Project Finance Loan - ATB Phase I
On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, as borrower, entered into a seven-year, $230 million loan agreement with a syndicate of lenders, in connection with the construction of phase one of our Johore terminal. This facility was repaid in conjunction with the formation transactions and refinancing in connection with our IPO in August 2014 and therefore no amounts were outstanding as of December 31, 2015 and 2014.
VTTI Operating Revolving Credit Facility
Prior to our IPO, VTTI Operating entered into a new €500 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”). During the first quarter of 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million and increased the percentage available for borrowings in US dollars to 60%. As of December 31, 2015 and 2014, $104.0 million and $573.7 million respectively was drawn down on the VTTI Operating Revolving Credit Facility. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin.
In December 2015, we repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million. The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2015 we were in compliance with our covenants under this facility.
Senior Unsecured Notes
On December 15, 2015, our subsidiary, VTTI Operating, issued the following Senior Unsecured Notes, collectively, the Senior Unsecured Notes:

•	$75 million 4.53% Series A Senior Unsecured Notes due December 15, 2022;

•	$72 million 4.87% Series B Senior Unsecured Notes due December 15, 2025;

•	$98 million 4.97% Series C Senior Unsecured Notes due December 15, 2027;

•	€50 million 2.5% Series D Senior Unsecured Notes due December 15, 2022; and

•	€130 million 2.86% Series E Senior Unsecured Notes due December 15, 2025.
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 15th. The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2015 we were in compliance with our covenants for these Senior Unsecured Notes.
ATB Phase 2 Related Party Facility
On July 8, 2014, our subsidiary ATB, as borrower, entered into a related party facility agreement (“the ATB Phase 2 Facility”) with VTTI which provides a maximum borrowing under the facility of $95.0 million in connection with the construction of phase two of our Johore terminal. The facility limit is up to $95 million with a termination date of July 8, 2024. The facility incurs interest at LIBOR plus a margin of 3.5%. The total amount outstanding as of December 31, 2015 and 2014 was $75.1 million and $56.1 million respectively.
Related Party MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum with a final maturity date of December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% interest in VTTI Operating.
Note 11 - Postretirement Benefit and Post Employment Obligations
The postretirement benefit and postemployment obligations as of December 31, 2015 and 2014 are as follows:

(in US$ millions)	2015	2014
Postretirement benefit obligation	6.9	9.4
Post-employment obligation	2.2	2.1
Employment obligation	0.5	0.3
Total postretirement benefit and post-employment obligation	9.6	11.8
(a) Postretirement Benefit Obligation
The Partnership has two defined benefit pension plans (Netherlands and Belgium) covering a total of 158 employees (2014 : 164). The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheets.

The plans’ benefit obligations, fair value of plan assets, and unfunded status as of December 31, 2015 and December 31, 2014 were as follows:

(in US$ millions)	2015	2014
Change in benefit obligation
Benefit obligation at beginning of the year	17.0	17.0
Service cost	0.5	0.5
Interest cost	0.3	0.5
Plan participants contribution	0.1	0.1
Administrative expenses/taxes paid	—	(0.1)
Actuarial (gain)/loss	(1.1)	1.9
Plan amendments	—	—
Benefits paid	(1.0)	(0.9)
Curtailments	—	—
Effect of foreign currency exchange rate changes	(1.8)	(2.0)
Transfers	(0.1)	—
Benefit obligation at the end of the year	13.9	17.0
Change in plan assets
Fair value of plan assets at the beginning of the year	7.6	6.0
Actual return of plan assets	0.2	2.1
Administrative expenses/taxes paid	—	(0.1)
Employer contributions	1.1	1.0
Plan participants’ contribution	0.1	0.1
Benefits paid	(1.0)	(0.9)
Transfers	(0.1)	—
Effect of foreign currency exchange rate changes	(0.9)	(0.6)
Fair value of plan assets at the end of the year	7.0	7.6
Unfunded status at the end of the year	(6.9)	(9.4)
Amounts recognized in accumulated other comprehensive income consist of net actuarial gains (losses) of $0.6 million for the year ended December 31, 2015 and $(0.1) million for the year ended December 31, 2014. The accumulated benefit obligation for the pension plan was $13.9 million and $17.0 million at December 31, 2015 and December 31, 2014, respectively. Estimated net periodic pension cost for the year 2016 amounts to $0.8 million.
Components of net periodic benefit cost recognized in 2015, 2014 and 2013 were:

(in US$ millions)	2015	2014	2013
Service cost	0.6	0.6	0.7
Interest cost	0.3	0.5	0.5
Expected return on plan assets	(0.3)	(0.2)	(0.2)
Amortization of net (gain) loss	0.2	0.2	0.3
Net periodic benefit cost	0.8	1.1	1.3
Weighted average assumptions used to determine benefit obligations and net periodic benefit cost for December 31, 2015 and December 31, 2014 were as follows:

	2015	2014
Assumptions used to determine benefit obligations
Discount rate	1.95% - 2.35%	2.00% - 2.35%
Rate of compensation increase	2.00%	3.00% - 3.50%
Assumptions used to determine net periodic pension cost
Discount rate	2.00% - 2.35%	3.35% - 3.60%
Expected long-term rate of return on plan assets	3.25% - 5.30%	3.25% - 5.30%
Rate of compensation increase	2.00%	3.00% - 3.50%
The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.
The Partnership’s investment strategy for its pension plan assets not invested in guaranteed investment contracts is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within the investment policy. The investment policy specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.
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

Target asset allocation	2015	2014
Equity securities	0.3%	0.7%
Bonds	0.4%	1.1%
Derivatives	—%	0.1%
Guaranteed Investment Contract	99.3%	98.1%
The Partnership’s retirement plan assets are reported at fair value. Level 1 assets include investments in publicly traded equity securities, bonds and cash and cash equivalents. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.

A GIC is a stable value fund, which is classified as Level 3. The plan assets are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. The movement in Level 3 assets for 2015 and 2014 was as follows:

Level 3 Assets
(in US$ millions)
Beginning balance at January 1, 2014	5.9
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	1.5
Purchases, sales, issuances, settlement, net	0.1
Ending balance at December 31, 2014	7.5
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	(0.6)
Purchases, sales, issuances, settlement, net	0.1
Ending balance at December 31, 2015	7.0

The asset allocations of the Partnership's pension benefits as of December 31, 2015 and December 31, 2014 were as follows:

	Fair value measurement at December 31, 2015
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	—	—	—	—
Bonds	—	—	—	—
Guaranteed Investment Contract	7.0	—	—	7.0
	7.0	—	—	7.0

	Fair value measurement at December 31, 2014
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	0.1	0.1	—	—
Bonds	—	—	—	—
Guaranteed Investment Contract	7.5	—	—	7.5
	7.6	0.1	—	7.5
Expected contributions to the benefit plan during the upcoming year amount to $1.0 million, comprising of $0.9 million of Partnership contributions and $0.1 million of participant contributions.

The benefits expected to be paid from the pension plan in each of the five years 2016 through 2020 are $0.6 million, $0.5 million, $0.4 million, $0.5 million and $0.4 million respectively. The aggregate benefits expected to be paid in each of the five years from 2020 through 2024 are $5.6 million. The expected benefits are based on the same assumptions used to measure the Partnership’s benefit obligation at December 31, and include estimated future employee service.

(b) Post-employment Obligation
Related to the Partnership’s operations in the United Arab Emirates, employees within those legal entities are entitled to a payment upon termination of their employment contracts. This payment is based on the number of years of service provided to their employer and is calculated based on the salary earned at the moment of termination.
The related liability has been determined by actuarial calculations using employee specific data such as the average length of service of 6.12 years, (2014: 5.91) average salary increase of 5% (2014: 2-3%), and a discount rate of 2.5% (2014: 2%). The total liability amounts to $2.2 million as of December 31, 2015 and $2.1 million as of December 31, 2014.
(c) Defined Contribution Plan Expenses
The Partnership contributed $2.4 million, $3.0 million and $2.3 million as a cost for the defined contribution plans in the years ended December 31, 2015, 2014and 2013, respectively.

Note 12 - Environmental Provisions
The environmental provisions result from the acquisition of Eurotank Amsterdam B.V. in 2006 and ATPC Terminal N.V. in 2010. Both companies have recognized provisions for soil contamination of the entire premises. The environmental provisions as of December 31, 2015 and 2014 were as follows:

(in US$ millions)	2015	2014
ATPC Terminal N.V. (Belgium)	4.8	5.8
Eurotank Amsterdam B.V. (The Netherlands)	15.0	17.2
Total provision	19.8	23.0
The changes in the total provision relate to the effects of foreign exchange and utilization of the provision.
Note 13 - Income Taxes
(a) Components of Current and Deferred Tax Expense
The components of current and deferred income tax expense attributable to income for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in US$ millions)	2015	2014 (Restated)	2013
Current income tax	—	—	—
Deferred income tax	28.2	24.4	17.7
Total Income tax expense	28.2	24.4	17.7

(b) Components of Income Tax Expense
VTTI Energy Partners LP is a Marshall Islands limited partnership which is managed and controlled in the United Kingdom (UK). We are not subject to tax in the Marshall Islands and we are considered transparent for UK taxation purposes and not subject to tax in our own name in the UK, except for our UK subsidiary holding company. A reconciliation between the income tax expense resulting from applying the Marshall Islands or United Kingdom statutory income tax rate and our reported income tax expense has not been presented as it would not provide useful information to the users of our financial statements. However, our subsidiaries operate and earn income in various countries and are subject to taxation laws in those countries. Changes in levels of income, changes in tax laws, and the locations and jurisdictions of our terminals, can affect the Partnership’s overall effective taxable expense. Income tax expense by jurisdiction before adjustment for permanent differences and other items is as follows:

(in US$ millions)	2015	2014 (Restated)	2013
The Netherlands	8.9	8.6	10.4
USA	3.7	3.1	3.3
Malaysia	6.4	2.2	3.8
Belgium	2.5	1.7	1.3
United Kingdom	—	(0.3)	—
Total expense before adjustments	21.5	15.3	18.8
Functional currency differences in taxation	5.8	12.1	—
Other permanent differences and nondeductible items	0.9	0.6	(1.1)
Valuation allowance reversal	—	(3.6)	—
Total income tax expense	28.2	24.4	17.7
(c) Components of Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014 are presented below.

(in US$ millions)	2015	2014 (Restated)
Deferred tax assets:
Interest rate swaps	2.7	3.5
Pension obligation and other temporary differences	2.8	4.0
Tax loss carry forwards	47.9	60.9
Property, plant and equipment	1.5	1.8
Total deferred tax assets before valuation allowance	54.9	70.2
Valuation allowance	—	—
Total deferred tax assets before netting	54.9	70.2
Netting positions	(26.6)	(36.5)
Net deferred tax assets	28.3	33.7
Deferred tax liabilities:
Property, plant and equipment	81.6	69.6
Deferred foreign exchange results	1.1	2.0
Foreign exchange forward contracts	8.5	5.7
Other temporary differences	1.2	0.3
Total deferred tax liabilities before netting	92.4	77.6
Netting positions	(26.6)	(36.5)
Net deferred tax liabilities	65.8	41.1
Net operating loss carryforwards totaling $190 million at December 31, 2015 are available to reduce future taxable earnings. These net operating loss carryforwards include $102 million with no expiration date; the remaining carryforwards have expiration dates between 2016 and 2036.
A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances amounted $0 million as of December 31, 2015 and 2014, respectively. During the year ended December 31, 2014 we reversed a valuation allowance in the amount of $3.6 million related to the deferred tax asset for tax loss carry forwards from transferred pre-fiscal unity losses in the Netherlands.
The net deferred tax asset and liability as of December 31, 2015 and December 31, 2014 is classified in the consolidated and combined carve-out balance sheets as non-current.

The Partnership had no unrecognized tax benefits as of December 31, 2015 and 2014. During the years ended December 31, 2015, 2014 and 2013, the Partnership did not incur any interest or penalties on its tax returns. The Partnership is not currently under examination by any U.S. federal, state, or non-U.S. tax authorities. The following table summarizes the earliest tax years that remain subject to examination by major taxable jurisdictions in which the Partnership operates:

Jurisdiction	Earliest open year	Ongoing examinations
USA	2011	None
United Kingdom	2014	None
Belgium	2014	None
UAE	N/A	N/A
Malaysia	2014	None
The Netherlands	2012	None
Marshall Islands	N/A	N/A
(d) Netherlands Fiscal Unity
Within a fiscal unity the participating entities are jointly and severally liable for corporate income tax liabilities originating from the period in which the fiscal unity existed.

Up until August 2008 the Netherlands terminals of the Partnership formed part of a fiscal unity for the corporate income tax of which Vitol Holdings B.V. was the fiscal parent company. As a result of the 50.00% acquisition by MISC in terms of the Share Purchase Agreement in August 2010, this fiscal unity was unwound and a new fiscal unity was formed to incorporate the Netherlands terminals of the Partnership, of which VTTI was the parent company. As of August 1, 2014 this fiscal unity ceased to exist and a new fiscal unity was formed consisting of all Netherlands entities within the Partnership with VTTI Operating as the parent.
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
The following table represents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2015 and 2014.

	2015		2014
(in US$ millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	55.9	55.9	36.3	36.3
Restricted cash	3.0	3.0	2.2	2.2
Current forward foreign exchange contracts	11.0	11.0	7.7	7.7
Non-current forward foreign exchange contracts	22.9	22.9	15.2	15.2
Financial liabilities:
Current interest rate swap contracts	5.1	5.1	5.6	5.6
Non-current interest rate swap contracts	5.8	5.8	8.4	8.4
Long-term debt - variable rate	104.0	104.0	573.7	573.7
Long-term debt - fixed rate	441.0	443.1	—	—
Long-term debt, affiliates - variable rate, current	8.9	8.9	—	—
Long-term debt, affiliates, - variable rate, non-current	141.3	141.3	56.1	56.1
The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.
The fair values of the financial instruments shown in the above table as of December 31, 2015 and 2014 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.
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

•
Forward Foreign Exchange Contracts: The fair value of our forward foreign exchange contracts is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account interest rates and foreign exchange rates.

•	Variable rate debt: The carrying value of long-term variable rate debt is considered approximate fair value as it is floating rate debt with variable interest rates reset on a quarterly basis.

•
Fixed rate debt: The fair value is determined by discounting the expected future cash flows to the valuation date. All cash flows are discounted by the discount rate corresponding to its payment date, where the discount rates are derived from market interest rates taking into account credit risk.

The following table presents the placement in fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including those items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2015 and 2014:

	Fair value measurement 2015
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	55.9	55.9	—	—
Restricted cash	3.0	3.0	—	—
Current forward foreign exchange contracts	11.0	—	11.0	—
Non-current forward foreign exchange contracts	22.9	—	22.9	—
Financial liabilities:
Current interest rate swap contracts	5.1	—	5.1	—
Non-current interest rate swap contracts	5.8	—	5.8	—
Long-term debt - variable rate	104.0	—	104.0	—
Long-term debt - fixed rate	443.1		443.1
Long-term debt, affiliates, - variable rate current and non-current	150.2	—	150.2	—

	Fair value measurement 2014
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents, incl restricted cash	36.3	36.3	—	—
Restricted cash	2.2	2.2	—	—
Current forward foreign exchange contracts	7.7	—	7.7	—
Non-current forward foreign exchange contracts	15.2	—	15.2	—
Financial liabilities:
Current interest rate swap contracts	5.6		5.6
Non-current interest rate swap contracts	8.4	—	8.4	—
Long-term debt - variable rate	573.7	—	573.7	—
Long-term debt, affiliates - variable rate	56.1	—	56.1	—
There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2015 and December 31, 2014.

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
Information regarding our interest rate swaps at December 31, 2015 and 2014 is as follows:

				Notional debt amount (millions)
	Currency	Floating rate	Fixed rate	December 31, 2015	December 31, 2014
Interest rate swap 1	EUR	EURIBOR 3M	1.671%	€178.3	€166.2
Interest rate swap 2	EUR	EURIBOR 3M	1.880%	€10.0	€10.0
Interest rate swap 3	USD	US-LIBOR 3M	1.627%	$225.0	$225.0
Interest rate swap 4	EUR	EURIBOR 3M	0.665%	€1.5	€1.5
A split between the current and non-current liability is provided below:

(in US$ millions)	2015	2014
Interest rate swaps – current	(5.1)	(5.6)
Interest rate swaps – non-current	(5.8)	(8.4)
Total interest rate swap liability	(10.9)	(14.0)
As of December 31, 2015 and 2014, the total notional amount in US Dollars of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding debt obligations was $431.6 million and $441.1 million, respectively. As of December 31, 2015 and 2014, the carrying amounts of the interest rate swaps contracts were liabilities of $10.9 million and $14.0 million, respectively. The maturity dates of the interest rate swaps correlate with the underlying maturity terms of the VTTI Operating Revolving Credit Facility. The total realized and unrealized loss that was recognized in the consolidated and combined carve-out statement of operations for the year ended December 31, 2015 and 2014 was $3.0 million and $12.5 million respectively.

Amounts recognized in other comprehensive income for the year related to interest rate swaps qualifying for hedge accounting were as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2014
(in US$ millions)	Amount of Derivatives loss recognized in OCI	Amount of Derivatives loss recognized in OCI
Interest rate swaps	—	5.3
	—	5.3
Foreign exchange risk management and forward foreign exchange contracts
The Partnership and a number of its subsidiaries use the U.S. dollar as their functional currency, additionally the Partnership’s reporting currency is also U.S. dollars. However, the Partnership does earn revenue and incur expenses in other currencies, primarily, the Euro, and there is thus a risk that currency fluctuations in the Euro against the US Dollar, could have an adverse effect on our results and cash flows.
The Partnership uses forward foreign exchange contracts to manage its exposure to foreign currency fluctuations and risk and to provide a level of certainty on its estimated net Euro cash flows in US Dollars. Such derivative contracts do not qualify for hedge accounting treatment and are recognized in the consolidated balance sheet depending on the estimated fair value at the balance sheet date. As of December 31, 2015 and 2014, the Partnership had forward foreign exchange contracts with a total notional amount of €154.6 million and €156.0 million respectively. Details regarding our forward foreign exchange contracts is provided below:

	2015
(in EUR millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	61.2	1.3548%	2016 - 2019
Forward foreign exchange rate contracts	EUR	51.4	1.3374%	2016 - 2019
Forward foreign exchange rate contracts	EUR	42.0	1.3414%	2016 - 2019
Total		154.6

	2014
(in EUR millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	64.7	1.3628-1.4127	2015-2018
Forward foreign exchange rate contracts	EUR	48.5	1.35295-1.40830	2015-2018
Forward foreign exchange rate contracts	EUR	42.8	1.35420-1.38380	2018-2018
Total		156.0

The total realized and unrealized gains recognized in the consolidated and combined carve-out statement of operations relating to forward foreign exchange rate contracts in 2015 and 2014 amounted to $23.2 million and $23.1 million respectively.

A split between the current and non-current asset provided below:

(in US$ millions)	2015	2014
Forward foreign exchange rate contracts – current	11.0	7.7
Forward foreign exchange rate contracts – non-current	22.9	15.2
Total forward foreign exchange rate contract asset	33.9	22.9

Hedge of net investment in subsidiary
VTTI Operating manages a portion of its Euro currency exposure in its investment in the net assets of VTTI Operating, through Euro denominated loans that VTTI Operating enters into. Certain gains and losses resulting from foreign currency in VTTI Operating’s net investments in its subsidiaries are offset by losses and gains in the Euro denominated loans. The carrying value of the Euro denominated loans is €225 million. VTTI Operating uses non-derivative financial instruments to hedge this exposure and measures the ineffectiveness of such hedges based on the change in spot foreign exchange rates. For the year ended December 31, 2015 and 2014 we recognized $28.5 million and $38.4 million respectively in other comprehensive income for the effective portion of the net investment hedge.
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
Note 16 - Other Liabilities and Accrued Expenses
The other liabilities and accrued expenses as of December 31, 2015 and 2014 are as follows:

(in US$ millions)	2015	2014
VAT, wage tax, and other taxes	2.8	3.9
Other payables	13.7	7.0
Deferred income	1.7	1.5
Accrued charges -personnel	5.3	5.3
Accrued charges -construction work in progress	5.2	8.3
Accrued charges -general and administrative expenses	4.6	5.4
Total other liabilities and accrued expenses	33.3	31.4
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
In the opinion of management there are no other significant legal proceedings currently underway resulting in possible material claims or contingent assets/liabilities.
(b) Rental Obligations and Operational Lease Commitments
As of December 31, 2015 the Partnership has future minimum non-cancellable land and operational lease commitments as follows:

(in US$ millions)
2016	15.0
2017	10.7
2018	11.0
2019	11.0
2020	11.1
Thereafter	93.4
Total	152.2
During the years ended December 31, 2015, 2014 and 2013, $12.6 million, $13.7 million and $13.4 million of rental and other operational lease expenses were recognized in the consolidated and combined carve-out statements of operations. Lease obligations and commitments primarily relate to the lease, rent or leasehold of land from governmental port authorities and third parties. The terms and conditions of the land leases vary but are, including where applicable extension options, long-term.
(c) Bank guarantees and Letters of Credit
As of December 31, 2015 and 2014, the Partnership had issued bank guarantees in respect of the custom duties and taxes for a total amount of $30.7 million and $34.3 million respectively.
(d) Capital Commitments
The Partnership had capital commitments and other contractual commitments (mainly related to construction work in progress) as follows:

(in US$ millions)	2015	2014
2015	—	20.4
2016	9.8	0.3
2017	0.3	—
Thereafter	—	0.4
Total	10.1	21.1
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

Note 18 - Revenue by Service and Geographical Location
Net revenue by service and geographical region for the years ended December 31, 2015, 2014 and 2013 were as follows:
(a) Revenue by Service
The revenue of the Partnership by type of service is as follows:

(in US$ millions)	2015	2014	2013
Storage and throughput fees	265.9	273.8	263.6
Excess throughput and ancillary fees	23.8	29.4	35.6
Total revenue	289.7	303.2	299.2
(b) Revenue by Geographical Location:
The revenue broken down by geographic location is as follows:

(in US$ millions)	2015	2014	2013
Inside Europe	144.9	167.3	162.8
Outside Europe	144.8	135.9	136.4
Total revenue	289.7	303.2	299.2
Note 19 - Interest and Other Finance Expenses
Total interest and other finance expenses incurred during the years ended December 31, 2015, 2014 and 2013 are as follows:

(in US$ millions)	2015	2014	2013
Gross debt interest and finance expense	18.2	28.6	32.3
Of which capitalized as borrowing cost	(3.1)	(2.2)	(1.3)
Total interest and finance expenses	15.1	26.4	31.0

For the years ending December 31, 2015, 2014 and 2013, related party interest expense with VTTI was $4.4 million, $13.5 million and $22.3 million respectively.
Note 20 - Accumulated Other Comprehensive Income/(loss)
A breakdown of the accumulated other comprehensive income/(loss) is as follows:

(in US$ millions)	Post-retirement benefit obligation	Foreign currency translation reserve	Accumulated Other Comprehensive Income
Balance at Allocation of partnership capital to unitholders	(1.4)	—	(1.4)
Other comprehensive income	(0.1)	(4.5)	(4.6)
Balance at December 31, 2014	(1.5)	(4.5)	(6.0)
Other comprehensive income	0.4	(5.2)	(4.8)
Balance at December 31, 2015	(1.1)	(9.7)	(10.8)
With the exception of the post-retirement benefit obligation, all other items are not subject to tax (related tax expense for the year ended December 31, 2015 and 2014 amounts to $0.6 million and $0.1 million respectively).

Note 21 - Non-Controlling Interests

Acquisition of additional economic interest in VTTI Operating

On July 1, 2015, the Partnership completed the acquisition of an additional 6.6% economic interest in VTTI Operating for total consideration of $75 million from VTTI. As a result of this acquisition, the Partnership’s total economic interest in VTTI Operating increased to 42.6%. VTTI Operating was already a controlled subsidiary of the Partnership and as such this has been accounted for as an equity transaction. The result is a de-recognition of 6.6% of the non-controlling interest in the amount of $49 million and $25 million recognized in partners’ capital for the amounts paid in excess of the book value of the non-controlling interest.
Note 22 - Other Operating Income
Other operating income for the year ended December 31, 2015, was $9.3 million and nil for the years ended December 31, 2014 and 2013. Other operating income relates to amounts received at our Rotterdam terminal from the local port authority related to the early termination of a harbor fee sharing arrangement. We do not expect to receive income of this nature in the future.

Note 23 - Supplemental Cash Flow Information
The supplemental Cash Flow information of the Partnership is as follows:

(in US$ millions)	2015	2014	2013
Cash interest paid	18.8	23.4	31.0
Cash corporate income tax paid	—	—	—
Non-cash Transactions in Equity:
In 2014, VTTI Operating converted $200.0 million of intercompany debt with VTTI into equity. As VTTI and VTTI Operating are under common control, this transaction has been recorded in the consolidated and combined carve-out statement of changes in partners’ capital/owners’ equity.
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
Note 24 - Earnings per unit and cash distributions
The calculation of basic and diluted earnings per unit is presented below:

(in US$ in thousands, except per unit data)	2015	2014 (Restated)
Net income attributable to the members of VTTI Energy Partners LP (1)	22.5	6.6
Less: Distributable paid (2)	(47.1)	(17.3)
Under (over) distributed earnings	(24.6)	(10.7)
Under (over) distributed earnings attributable to:
Common unitholders	(13.7)	(5.3)
subordinated unitholders	(13.7)	(5.3)
General partner	(0.6)	(0.2)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	20,125	20,125
subordinated unitholders	20,125	20,125
General partner	821	821
Earnings per unit:
Common unitholders	$0.5478	$0.1607
subordinated unitholders	$0.5478	$0.1607
General partner	$0.5478	$0.1607
Cash distributions declared and paid in the period per unit (3)
Common unitholders	$0.8459	$0.1598
subordinated unitholders	$0.8459	$0.1598
General partner	$0.8459	$0.1598
Subsequent event: cash distributions declared and paid per unit relating to the period (4)
Common unitholders	$0.3015	$0.2625
subordinated unitholders	$0.3015	$0.2625
General partner	$0.3015	$0.2625

(1)	Net income in 2014 is attributable to the period post IPO from August 2014 through December 31, 2014.

(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date.

(3)	Refers to cash distribution declared and paid during the period.

(4)	Refers to cash distribution declared and paid subsequent to the period end.
Earnings per unit information is given for the period from the date of the closing of the IPO (August 6, 2014). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership structure and the basis of preparation as described in note 2. There are no dilutive instruments as of December 31, 2015 and 2014.
As of December 31, 2015, of the the Partnership’s total number of units outstanding representing limited partner interests, 49% were held by the public (in the form of 20,125,000 common units, representing 100 % of the Partnership’s common units) and 49% were held by VTTI in the form of 20,125,000 subordinated units, representing 100 % of the Partnership’s subordinated units). In addition, VTTI, through its ownership of the General Partner, held the 2% general partner interest (in the form of 821,429 general partner units).
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
Under the Partnership Agreement, during the subordinated period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $ 0.2625 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.
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
Note 25 - Subsequent Events
On January 18, 2016, we decreased the amount available under the existing terms of VTTI Operating Revolving Credit Facility by €59 million and therefore the total amount available to be borrowed under the facility is €300 million.
On January 28, 2016, the Partnership declared a distribution for the fourth quarter of 2015 of $0.3015 per unit. The cash distribution was paid on February 12, 2016.

During Q1 2016, we terminated certain existing forward foreign exchange agreements and entered into new forward foreign exchange agreements with a total notional amount of €185.3 million at EUR/USD receiving rates in the range of 1.31608 and 1.31700 through December 2020.
During Q1 2016, we entered into additional interest rate swap agreements with a US dollar notional debt amount of $170 million to pay three month US Dollar Libor rates and receive a fixed rate at 0.752% and a Euro notional debt amount of €145 million to pay three month Euribor and receive a fixed rate at 0.049% until July 30, 2018.
On April 26, 2016, the Partnership declared a distribution for the first quarter of 2016 of $0.31085 per unit. The cash distribution will be paid on May 13, 2016 to unitholders of record as of May 9, 2016.