Form 20-F
period 2016-12-31
VTTI Energy Partners LP
filed 2017-04-28
CIK 1605725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________________________________
FORM 20-F
_________________________________________________
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
25,595,500 common units representing limited partner interests
20,125,000 subordinated units representing limited partner interests
933,071 general partner units representing general partner interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes  ☒    No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒    Yes  ☐    No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐                 Accelerated filer  ☐ Non-accelerated filer  ☐    Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

PRESENTATION OF INFORMATION IN THIS REPORT
This annual report on Form 20-F for the year ended December 31, 2016 (this “Annual Report”) should be read in conjunction with the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to “VTTI Energy Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to VTTI Energy Partners LP, a Marshall Islands limited partnership, and its subsidiaries, including VTTI MLP B.V., a company incorporated under the laws of the Netherlands. VTTI MLP B.V., or VTTI Operating, owns, directly or indirectly, 100% of the interests in the entities that own our terminal facilities located in Amsterdam Netherlands, Belgium, Malaysia and the United States and 90% of the economic interests in our terminal facilities located in Rotterdam Netherlands and United Arab Emirates. References in this Annual Report to “VTTI” refer to VTTI B.V., a company incorporated under the laws of the Netherlands and our indirect parent. References in this Annual Report to “our general partner” refer to VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and our general partner. References in this Annual Report to “VTTI Services” refer to VTTI MLP Services Ltd, a company incorporated under the laws of the United Kingdom, an indirect wholly-owned subsidiary of VTTI and the entity that employs our general partner’s executive officers. References in this Annual Report to “Vitol” refer to Vitol Holding B.V., a company incorporated in the Netherlands and its affiliates. References in this Annual Report to “Buckeye” refer to Buckeye Partners, L.P., a publicly traded Delaware master limited partnership and its affiliates. As of January 4, 2017, VTTI is indirectly owned by (i) Vitol Holding B.V., its affiliates and its investment partners in VIP Terminals Finance B.V. and (ii) Buckeye. References in this Annual Report to “MISC” refer to MISC Berhad, a company incorporated in Malaysia and a 50% indirect shareholder of VTTI prior to November 9, 2015.
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

•	risks associated with our international operations;

•	compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act and other similar statutes in the countries in which we operate;

•	risks associated with VTTI’s potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments;

•	tax liabilities associated with indirect taxes on the products we service; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.
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
The selected statement of operations and statement of cash flows data of the Partnership for the periods ending December 31, 2016, 2015 and 2014 and balance sheet data as of December 31, 2016 and 2015 has been derived from our consolidated and combined carve-out financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the selected statement of operations data and statement of cash flows data for the periods ended December 31, 2013 and 2012 has been derived from the combined carve-out financial statements of the Partnership that are not included herein.
The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated and combined financial statements and accompanying notes included in this Annual Report.

	Year Ended December 31
	2016	2015	2014	2013	2012
	(in US$ millions, except per unit and operating data)
Statement of Operations Data:
Total revenues	$312.2	$289.7	$303.2	$299.2	$257.6
Total operating expenses	182.8	176.1	190.8	180.1	157.7
Total other operating income	—	9.3	—	—	—
Total operating income	129.4	122.9	112.4	119.1	99.9
Total other expense, net	(38.9)	(19.7)	(31.1)	(31.4)	(19.6)
Income before income tax expense	90.5	103.2	81.3	87.7	80.3
Income tax expense	(17.9)	(28.2)	(24.4)	(17.7)	(14.2)
Net income	$72.6	$75.0	$56.9	$70.0	$66.1
Non-controlling interest	(47.4)	(52.5)	(15.7)	(5.5)	(5.2)
Net income attributable to owners/parents’ equity	$25.2	$22.5	$41.2	$64.5	$60.9
Statement of Cash Flow Data:
Net cash provided by operating activities	$155.9	$220.6	$134.0	$149.9	$121.1
Net cash used in investing activities	(162.7)	(156.0)	(121.2)	(84.7)	(146.1)
Net cash (used in)/provided by financing activities	(28.2)	(43.2)	(29.0)	(51.0)	54.5
Other Financial Data:
Adjusted EBITDA(1)(2)	$199.8	$197.6	$184.9	$186.5	$155.4
Distributions declared per unit	$1.3440	$1.1474	$0.422283	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$20.6	$55.9	$36.3	$54.5	$38.7
Total assets	1,480.8	1,551.4	1,612.5	1,656.3	1,584.4
Total liabilities	874.9	877.3	785.4	1,010.6	880.8
Total partners’/owners’ equity	605.9	674.1	827.1	645.7	703.6
Operating Data:
Gross storage capacity, end of period (MMBbls)	36.0	35.7	35.5	35.5	35.3

(1)
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, other finance expense, gain (loss) on foreign currency transactions and gain (loss) on derivative financial instruments, as further adjusted to reflect realized cash gains on forward foreign exchange contracts, non-cash disposals of property, plant and equipment, non-cash unit based compensation, and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI. Revenues in excess of costs for Phase 2 assets is the identifiable revenues earned from the Phase 2 assets less allocated operational costs excluding interest, tax, depreciation and amortization.

(2)	Historical methods of calculating Adjusted EBITDA have been revised to conform to the current period presentation.

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

	Year Ended December 31
	2016	2015	2014	2013	2012
	(in US$ millions, except operating data)
Net Income	$72.6	$75.0	$56.9	$70.0	$66.1
Interest expense, including affiliates	25.9	12.6	21.1	30.0	18.9
Income tax expense	17.9	28.2	24.4	17.7	14.2
Depreciation and amortization	72.6	68.4	70.7	67.4	55.5
Other finance expense	2.2	2.5	5.3	1.0	0.6
Net loss on foreign currency transactions	10.7	24.7	15.3	0.4	0.1
Loss (gain) on derivative financial instruments	0.1	(20.1)	(10.6)	—	—
Realized cash gains on forward foreign exchange contracts	9.0	10.7	1.8	—	—
Non-cash PP&E disposals and write-offs	0.8	0.6	—	0.9	0.6
Non-cash unit based compensation	0.6	—	—	—	—
EBITDA attributable to ATB Phase Two Assets	(12.6)	(5.0)	—	—	—
Adjusted EBITDA	$199.8	$197.6	$184.9	$187.4	$156.0

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit per year, which requires us to have available cash of $12,348,407 per quarter, or $49,393,629 per year, based on the number of common, subordinated and general partner units outstanding as of April 27, 2017. The amount of cash we can distribute on our common, subordinated and general partner units principally depends upon the amount of cash we generate from our operations, which fluctuates from quarter to quarter based on, among other things:

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
In addition, the actual amount of cash we will have available for distribution depends on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost, size and frequency of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.
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
Our financial results depend on the demand for, and production of, refined petroleum products and crude oil, and general economic downturns could result in lower demand and production of these products for a sustained period of time.
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
Furthermore, if global developments were to change international trade patterns and shift the global flow of oil to other regions of the world, our terminals may no longer be strategically located. Large independent terminal operators are typically located near major supply and demand hubs which naturally form along export routes of a supply-source or in proximity to demand centers. If macroeconomic events, such as a severe economic recession or depression, were to shift the global flow of oil to other regions of the world and away from the regions we currently service, our terminals may not be optimally positioned to service the new centers. Such shifts could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.
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
Benchmark crude oil prices declined significantly during 2015 and 2016. As a result, many of the companies that produce oil and gas have announced that they are reducing capital expenditures. Such reduced expenditure levels could lead to a substantial decrease in overall oil production. Other factors that could adversely impact production include reduced capital market access, increased investment, operating and capital raising costs for producers or adverse governmental or regulatory action. In turn, such developments could lead to reduced throughput at our terminals, which, depending on the level of production declines, could have a material adverse effect on our business.
Any decrease in supply and marketing activities may result in reduced storage volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.
If we are unable to renew or extend the terminaling services agreements we have with our customers, our ability to make distributions to our unitholders will be reduced.
Terminaling services agreements in our industry typically have a duration of one to four years. If any one or more of our key customers does not renew or extend its terminaling services agreement after expiration of the applicable commitment, or if we are unable to renew or extend such agreement at comparable or higher pricing, our ability to make cash distributions to unitholders will be reduced. Additionally, we may incur substantial costs if modifications to our terminals are required under a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.
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
A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 88% of our revenue for the year ended December 31, 2016. Vitol individually accounted for 69% of our revenue for the year ended December 31, 2016. Because of Vitol’s position as a major customer of our business, events which adversely affect Vitol’s creditworthiness may, in particular, adversely affect our financial condition or results of operations. If we acquire additional terminals from VTTI pursuant to the rights of first offer granted to us by VTTI pursuant to the omnibus agreement we entered into at the time of the IPO or otherwise, or if we enter into new or expanded agreements, the percentage of our revenue generated by Vitol may increase and our exposure to these risks would increase. If Vitol does not renew certain terminaling services agreements, at the end of any such agreement’s duration, we will need to contract a third-party customer to replace Vitol’s commitments at that terminal. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.
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
Changing volatility in energy prices, including certain market structures such as backwardated markets, changing specifications or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.
Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of refined petroleum products or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks can, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be in contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. In either situation, our customers typically move products through our terminals. However, if the prices of refined products and crude oil become relatively stable, the market remains in a prolonged backwardated state, or if federal or state regulations are passed that discourage our customers from storing those commodities, demand for our terminaling services could decrease, in which case we may be unable to renew contracts for our terminaling services or be forced to reduce the rates we charge for our terminaling services, either of which would reduce the amount of cash we generate. Further, changes in product specifications could reduce the need for our customers to contract for terminal services. These conditions could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.
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

If we undertake these projects, they may not be completed on schedule, at the budgeted cost or at all. We may be unable to negotiate acceptable interconnection agreements with third party pipelines to provide destinations for increased storage services. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.
If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.
A part of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions over time that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties or VTTI because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase terms, or we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

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
In connection with our IPO, we entered into an omnibus agreement with VTTI. Pursuant to this agreement, we have a right of first offer to purchase the remaining 49.0% of the profit shares of VTTI Operating and other currently owned and future terminaling and related energy infrastructure assets held by VTTI, which assets we refer to as our “ROFO Assets”, if VTTI decides to sell them. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, VTTI’s willingness to offer a subject asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and terminal services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and VTTI is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any ROFO Assets are offered for sale, and our decision will not be subject to unitholder approval.

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
We along with our customers have a responsibility to ensure the quality and purity of the products loaded at our loading racks. Off-specification product distributed for public use, even if not a violation of specific product quality laws, could result in poor engine performance or even engine damage. This type of incident could result in liability claims regarding damages caused by the off-specification fuel or could result in negative publicity, impacting our ability to retain existing customers or to acquire new customers, any of which could have a material adverse impact on our results of operations and cash flows.
Revenues we generate from excess throughput and ancillary fees vary based upon the product volume handled at our terminals and the levels and nature of our customers' activities. Any short- or long-term decrease in the demand for the refined petroleum products and crude oil we handle, or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.
For the year ended December 31, 2016, we generated 10% of our revenues, from excess throughput, ancillary fees and other miscellaneous revenues. Our storage customers pay us excess throughput fees to receive product volume on their behalf that exceeds the base storage services contemplated in their agreed upon monthly storage services fee. Our storage customers pay us ancillary fees for services such as mixing, blending and heating petroleum products and transferring products between our tanks or to rail or truck. Other miscellaneous revenues includes such items as revenue from harbor fee sharing arrangements with local port authorities.
The revenues we generate from excess throughput and ancillary fees vary based upon the product volume received at or withdrawn from our terminals and the levels and nature of our customers' activities. Our customers are not obligated to pay us any excess throughput fees unless we move product volume across our terminals or pipelines on their behalf. If one or more of our customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.
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

The Paris Agreement, which will enter into force in 2020, will require governments to take legislative and regulatory measures to reduce emissions that are thought to be contributing to climate change. While the Partnership's terminals have already taken certain measures to reduce emissions of volatile organic compounds, additional measures might become necessary. Moreover, our business might be impacted by changes in demand of the products that we store.
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

VTTI Operating has a €300 million revolving credit facility, the VTTI Operating Revolving Credit Facility, as of December 31, 2016. Also a subsidiary of VTTI Operating, ATT Tanjung Bin Sdn. Bhd., or ATB, has a related party facility agreement, the ATB Phase 2 Facility, with VTTI which provides a maximum borrowing under the facility of $95.0 million, in connection with the construction of phase 2 of our Johore terminal. We refer to the VTTI Operating Revolving Credit Facility and the ATB Phase 2 Facility as our Credit Facilities. Further we entered into a related party loan with VTTI of $75 million, the $75 Million Related Party Loan, for the full amount of cash consideration for our acquisition of an additional 6.6% economic interest in VTTI Operating effective July 1, 2015. Additionally on December 15, 2015, VTTI Operating issued a series of senior unsecured notes, the Senior Unsecured Notes, for a US Dollar amount of $245 million and for a Euro amount of €180 million. Our future level of debt and the future level of debt of VTTI or our subsidiaries could have important consequences to us, including the following:

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

Due to its ownership and control of our general partner, VTTI has the ability to prevent VTTI Operating and us from taking actions that would cause VTTI to violate any covenants in, or otherwise to be in default under VTTI’s $270 million senior secured revolving credit facility, or the VTTI Revolving Credit Facility, which was further reduced to $220 million in

January 2017. In deciding whether to prevent VTTI Operating or us from taking any such action, VTTI has no fiduciary duty to us or our unitholders. Moreover, if we desire to take any action, to the extent such action would not be permitted under the VTTI Revolving Credit Facility, VTTI would be required to seek the consent of the lenders under its revolving credit facility. VTTI’s compliance with the covenants in its revolving credit facility may restrict our ability to undertake certain actions that might otherwise be considered beneficial to us, including borrowing under the VTTI Operating Revolving Credit Facility to finance operations or expansions or to distribute cash to our unitholders.
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
Interest rates may increase in the future. As a result, interest rates on our Credit Facilities and $75 Million Related Party Loan or future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.
The implementation of derivatives legislation could have an adverse impact on our and our customers’ ability to hedge business risks.
Certain countries (e.g., the G-20 group of industrialized nations) have adopted or are considering adopting legislation that regulates derivative transactions which include certain instruments used in our risk management activities. For example, in the United States the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was signed into law in July 2010. The Dodd-Frank Act requires the Commodity Futures Trading Commission (the CFTC) and the SEC to promulgate rules and regulations relating to, among other things, swaps and options, participants in the derivatives markets, clearing, margining and trading of swaps and recordkeeping and reporting of swap transactions.
While most of the U.S. regulations implementing the Dodd-Frank Act are already in effect, the CFTC continues to review and refine its rulemakings through additional interpretations and supplemental rulemakings. As a result, we cannot yet predict the ultimate effect of the regulations on our business and while most of the regulations have been adopted, any new regulations or modifications to existing regulations may increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us or our customers. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations thereunder, our results of operations may be adversely affected and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.
The CFTC rules currently require certain derivatives in the interest rate and credit asset classes to comply with clearing and trade execution requirements. The CFTC may designate additional classes of swaps as subject to the mandatory clearing requirement in the future, but has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. The CFTC and prudential banking regulators also adopted mandatory margin requirements on uncleared swaps between swap dealers and certain other counterparties. The margin requirements are currently effective with respect to certain market participants and will be phased in over time with respect to other market participants, based on the level of an entity’s swaps activity. We expect to qualify for and rely upon an end-user exception from the mandatory clearing and trade execution requirements for swaps entered to hedge our commercial risks. We qualify for and expect to rely upon an end-user exception from the mandatory clearing and trade execution requirements for swaps entered into to hedge our commercial risks. We also qualify for an exception from the uncleared swaps margin requirements. However, the application of the mandatory clearing and trade execution requirements and the uncleared swaps margin requirement to other market participants, such as swap dealers, may adversely affect the cost and availability of the swaps that we use for hedging.

In December 2016 the CFTC re-proposed new rules that would place federal limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions and finalized a companion rule on aggregation of positions among entities under common ownership or control. To the extent finalized, the position limits rule and its companion rule on aggregation may have an impact on our ability to hedge our exposure to certain enumerated commodities.Under the Dodd-Frank Act, the CFTC is also directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including physical energy and other commodities, as well as (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. The CFTC is developing its enforcement program under its new authorities under the Dodd Frank Act and at this time it is impossible to quantify the risks of a potential enforcement action from the CFTC. Should we violate these laws and regulations, we could be subject to CFTC enforcement action and material penalties and sanctions.
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
Our terminals in Europe receive their revenue in Euro. Although we are currently offsetting a portion of our Euro revenues with our operating costs including capital expenditures denominated in Euro and we currently have in place a Euro to U.S. Dollar cash flow hedging program, if, in the future, we are required to receive a greater portion of our revenues in Euro, we may be unable to offset such revenue with operating expenses owed in Euro and, as a result, may incur substantial foreign exchange losses. We also have operating expenses in other currencies, such as the Malaysian Ringgit and the UAE Dirham and, although we currently have in place a Malaysian Ringgit to U.S. Dollar costs hedging program, exchanges at market rates may result in substantial foreign exchange losses.
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

During recent years, a number of jurisdictions, including the United States and the European Union (“EU”), have imposed trade and economic sanctions against Iran. On January 16, 2016, the United States and EU eased certain sanctions against Iran after the International Atomic Energy Agency verified that Iran had carried out its commitments under the Joint Comprehensive Plan of Action (“JCPOA”). The JCPOA is the multilateral agreement signed in 2015, pursuant to which Iran agreed to accept certain limitations on its nuclear program. With the implementation of the JCPOA in January 2016, the EU removed most of its sanctions against Iran or modified them so that certain former prohibited goods may be exported to Iran subject to authorization by the competent authority of the relevant EU member State, while the United States agreed to terminate or suspend most of its secondary sanctions against Iran, which target non-U.S. companies. The United States, however, continues to maintain most of its primary sanctions against Iran, which preclude virtually all transactions or dealings with Iran that involve U.S. persons or entities owned or controlled by U.S. persons, and certain secondary sanctions, which primarily target non-U.S. companies dealing with entities designated by the U.S. government for their support of international terrorism, the proliferation of weapons of mass destruction or human rights abuses. Since the acquisition of 50% of the shares of VTTI by Buckeye, we have been subject to those primary sanctions as an entity owned or controlled by a US Person. We do not currently have any contracts or plans to initiate any contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, we may enter into contracts with customers, including affiliates, who have operations in countries or who contract with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, in cases where we are not prohibited from doing so by U.S. law. We believe that all such dealings are permitted under General License H granted by the U.S. Treasury's Office of Foreign Assets Control (OFAC), which authorizes U.S. owned or controlled foreign entities to engage in certain transactions with the Government of Iran or persons subject to the jurisdiction of the Government of Iran. There is a risk that such dealings could be affected if OFAC were to amend or withdraw General License H.

Section 13(r) of the U.S. Securities Exchange Act of 1934 requires issuers of securities to disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran or certain other sanctioned entities during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. For certain disclosed activities, the President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in disclosable conduct or that has an affiliate that is knowingly engaged in such conduct.

As previously stated, VTTI Energy Partners affiliates include Vitol. Vitol is one of the world’s largest traders of oil and oil products. Following the relaxation of Iran related sanctions on January 16, 2016, an affiliate of VTTI, Vitol Bahrain ("VBA"), has undertaken transactions with Iranian state controlled companies. During the period from the date on which the Iran sanctions were relaxed and 31 December 2016, VBA acquired fuel, gasoil and naphtha from the National Iranian Oil Company (“NIOC”) for a total cost of Emirati Dirham (AED) 2,121,532,898.95. During the same period, VBA also acquired (1) fuel and gasoil from the Naftiran Intertrade Co (NICO) Ltd for a total cost of AED 904,751,835.19; (2) gasoil, LPG and naphta from the Persian Gulf Petrochemical Industry Trading Co for a cost of AED 751,876,785.61; and (3) naphta from  the Kharg Petrochemical Company for a total cost of AED 38,963,698.22. In addition, during the same period, VBA sold gasoline to NIOC for a total cost of AED 392,952,507.48. VBA does not calculate net profits on a per-customer transactional basis; however, Vitol estimates that the net profits attributable to the disclosed activity would not exceed 1% of Vitol’s annual profits. None of the Iranian companies mentioned above are on OFAC's Specially Designated Nationals and Blocked Persons List or are otherwise subject to secondary sanctions. VBA anticipates that it will continue to do business with the Iranian entities referred to above provided that such activity continues to be permitted by applicable sanctions regimes.
In addition to the sanctions against Iran, U.S. law continues to restrict entities owned or controlled by U.S. Persons from doing business with Cuba. Since the acquisition by Buckeye of its interest in VTTI, we have been subject to US sanctions on Cuba and generally prohibited from dealing with that country, other than through exceptions and authorizations granted by OFAC.

Other than Iran and Cuba, we are not ordinarily subject to other U.S. primary sanctions, but we are mindful of the extraterritorial effects that need to be considered by non-U.S. companies such as us. Moreover, any U.S. persons who serve as officers, directors or employees of us would be fully subject to U.S. sanctions. Our dealings related to countries subject to U.S. Sanctions could negatively affect our ability to obtain investors, which could adversely affect our reputation and the market for our common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Our indirect parent, VTTI, currently owns a 47.5% limited partner interest in us, indirectly owns and controls our general partner and appoints all of the directors and officers of our general partner, some of whom are also directors and officers of VTTI. Although the directors and officers of our general partner have a duty to manage us in a manner that they subjectively believe is in our best interests, they also have a duty to manage us in a manner that is beneficial to VTTI. Therefore, conflicts of interest may arise between VTTI and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of VTTI over the interests of our common unitholders. These conflicts include the following situations, among others:

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
Our partnership agreement contains provisions that restrict the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its board of directors, which are appointed by VTTI. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, preemptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

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
If our unitholders are dissatisfied with the performance of our general partner, they have limited ability to remove our general partner. Unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class is required to remove our general partner. VTTI indirectly currently owns 47.5% of our outstanding units. Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.
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
Fees and cost reimbursements, which VTTI Services determines pursuant to the terms of the secondment agreement, are payable regardless of our profitability and reduce our cash available for distribution to unitholders.
Our general partner’s executive officers are employed by VTTI Services and are made available to VTTI MLP Holdings Ltd, or VTTI Holdings, our wholly-owned subsidiary, pursuant to the terms of a secondment agreement that VTTI Services entered into with VTTI Holdings at the time of our IPO. Pursuant to the applicable provisions of the secondment agreement, VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees who are made available to VTTI Holdings, including the executive officers of our general partner, with a cost markup of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. The fees and expenses payable pursuant to the secondment agreement are payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of VTTI Services could adversely affect our ability to pay cash distributions to unitholders.
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
We may remain an emerging growth company for up to five years until the end of the fiscal year in which the fifth anniversary of our IPO occurs, although certain circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of June 30 in any fiscal year before that time or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which cases we would no longer be an emerging growth company as of that date, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the following December 31.
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
In the year ended December 2014, we reported a material weakness in our internal control over financial reporting, which was remediated. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.
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
Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•
arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner to us or the limited partners;

•	owed by our general partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Marshall Islands Act; or

•	assert a claim governed by the internal affairs doctrine;
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
VTTI Energy Partners LP is a fee-based, growth-oriented publicly traded limited partnership formed on April 11, 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. In conjunction with our IPO on August 6, 2014, we acquired a 36.0% interest in VTTI Operating, which currently owns a portfolio of 6 terminals with 396 tanks and 36.0 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. On July 1, 2015 and on September 1, 2016, we acquired an additional 6.6% and 8.4% economic interest, respectively, in VTTI Operating and therefore our current economic interest in VTTI Operating is 51.0%. Our common units trade on the NYSE under the ticker symbol “VTTI.”
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
On March 2, 2017, the board of directors of our general partner received a proposal from VTTI pursuant to which VTTI would acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $18.75 per common unit, representing a 3% premium over the 30 trading day volume weighted average price as of March 1, 2017. If approved, the transaction would be effected through a merger of the Partnership with a wholly-owned subsidiary of VTTI.
The conflicts committee of the board of directors of our general partner is currently considering the proposal. In reviewing the proposal, the conflicts committee has retained its own financial adviser and legal counsel to assist in its work. The proposed transaction is subject to the negotiation and approval of mutually satisfactory definitive documentation by the board of directors of our general partner and its conflicts committee, together with the execution of such documentation by VTTI and us. If a definitive agreement is reached, the transaction will also require approval by at least a majority of the holders of our outstanding common units (other than those common units held by VTTI and its affiliates) and subordinated units. Any transaction would be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize. If a transaction does not materialize, it could have a material adverse effect on the trading price of our units.

B.	Business Overview
Our assets consist of a 51% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 36.0 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.
We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Contracts in our industry typically have a duration of one to four years. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not typically own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities. We report in one reportable segment, the energy storage terminaling business.
One of our principal strengths is our relationships with Vitol and Buckeye. Vitol, founded in 1966, formed VTTI in 2006, created a joint venture with MISC at VTTI’s Malaysian terminal in 2008, and added MISC as an equal partner in VTTI in 2010. In November 2015, MISC sold its 50% indirect interest in VTTI to an indirect subsidiary of Vitol Holding B.V. In January 2017, Buckeye acquired a 50% indirect interest in VTTI. VTTI is currently indirectly owned by (i) Buckeye and (ii) Vitol Holding B.V. and its investment partners.
Vitol is one of the world’s largest independent energy traders, trading over 5 million barrels of refined petroleum products and crude oil every day. Vitol has maintained a private, investment grade credit rating from at least one of the major credit rating agencies since 1994 and has rapidly expanded into a broad group of complementary businesses engaged in finding, extracting, refining, trading, storing and transporting resources. Vitol employs more than 5,400 people globally and has 40 offices worldwide. Our relationship with Vitol also is the source of the majority of our revenues, representing 69%, 76% and 77% of our revenues for the years ended December 31, 2016, 2015 and 2014 respectively. Our relationship with Vitol provides us with unique market insights into global industry dynamics, product flows and customer demand.

Buckeye is a publicly traded master limited partnership and owns and operates a diversified network of integrated assets providing midstream logistic solutions, primarily consisting of the transportation, storage, and marketing of liquid petroleum products.  It is one of the largest independent liquid petroleum products pipeline operators in the United States in terms of volumes delivered, with approximately 6,000 miles of pipeline and a terminal network comprising more than 120 liquid petroleum products terminals with aggregate storage capacity of over 110 million barrels.
Our Business Strategies
Our primary business objective is to generate stable cash flows that enable us to pay the minimum quarterly distribution to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•
Procure long-term, fee-based, take-or-pay agreements. We are focused on generating stable and predictable cash flows by providing fee-based, take-or-pay terminaling services to our customers under long-term agreements. Contracts in our industry typically have a duration of one to four years. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

•
Pursue organic development opportunities and greenfield construction projects. Our assets are generally located in the major international supply and demand centers for refined petroleum products and crude oil and have a high degree of interconnectivity and physical integration with major refinery complexes. We will evaluate organic development opportunities to expand the capacity of our existing assets, which can be accomplished at several of our terminals without purchasing additional property. Additionally, since 2006, VTTI has designed, constructed and contracted terminal storage of approximately 34.3 million barrels through greenfield and brownfield construction. We will continue to pursue development of new terminals independently of, or in partnership with, VTTI in order to meet increasing demand for our services.

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

Our Assets
Our assets consist of a 51.0% interest in VTTI Operating, which owns a portfolio of modern and geographically diverse terminal facilities. VTTI owns the remaining 49.0% interest in VTTI Operating as well as a portfolio of terminaling and other assets held outside of VTTI Operating. Our terminals are generally located in major international supply and demand centers for refined petroleum products and crude oil and provide critical midstream infrastructure services to our customers at these key international market hubs. A variety of transportation interconnections are available to move our customers’ products to and from our terminal facilities such as ships and barges, roads, railroads and pipelines.

The following table sets forth information regarding our terminals as of December 31, 2016:

Terminal Location	Year Constructed/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
EUROPE
Amsterdam, The Netherlands	2006	Refined Petroleum Products	8.7	210	46	Ship, barge, road, railroad
Rotterdam, The Netherlands(1)	2006	Refined Petroleum Products	7.0	28	69	Ship, barge, road, railroad, pipeline
Antwerp, Belgium	2010	Crude Oil, Refined Petroleum Products, LPG	4.4	46	46	Ship, barge, road, railroad, pipeline
MIDDLE EAST
Fujairah, United Arab Emirates(2)	2007	Crude Oil, Refined Petroleum Products	7.4	47	54	Ship, barge, road, pipeline
ASIA
Johore, Malaysia Phase One	2012	Refined Petroleum Products	5.6	41	56	Ship, barge, road
NORTH AMERICA
Seaport Canaveral, United States of America	2010	Refined Petroleum Products	2.9	24	39	Ship, barge, road, pipeline
TOTAL			36.0	396

(1)	VTTI Operating indirectly owns 90% of the economic interest in the Rotterdam terminal; SK Terminal B.V. owns the remaining 10%.

(2)	VTTI Operating indirectly owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.
Our Terminals
Europe
Amsterdam Terminal. Our Amsterdam terminal serves a strong Northwest European gasoil market along with traditional gasoline exports to the East Coast of the United States and to West Africa. The terminal offers complex blending services and includes a large number of berths that accommodate a broad range of vessel types.
Rotterdam Terminal. Our Rotterdam terminal is strategically located in Europe’s busiest port and primarily stores fuel oil and middle distillate products. As a technologically-advanced facility, the terminal has a comprehensive deep draft berth infrastructure that is capable of receiving a Very Large Crude Carrier and offers direct connections to truck, rail, and the NATO pipeline system.
Antwerp Terminal. Our Antwerp terminal is ideally located in the Port of Antwerp and is connected to an extensive pipeline network and harbor infrastructure. The location in Europe’s leading break-bulk port and the terminal’s connections enable it to serve the European hinterland market along with the aviation industry via the NATO pipeline. It has advanced vessel and train loading and unloading facilities for liquefied petroleum gases that service global chemical producers. The terminal is also adjacent to the largest dedicated bitumen processing plant in Europe with a capacity of 3,300 metric tonnes per day, which is owned by VTTI.
Middle East
Fujairah Terminal. Our Fujairah terminal is located in the United Arab Emirates on the gateway between the Indian Ocean and the Persian Gulf and strategically sits in one of the major bunker markets in the world. The terminal’s unique position directly adjacent to the Port of Fujairah’s common user oil berths allows fast product handling rates relative to other terminals in the port. The Port of Fujairah's berth flexibility and deep draft allow the terminal to accommodate any size and any type of vessel. The facility is connected to the Fujairah Refinery Limited (FRL) refinery, which processes a combination of condensate and heavy crude oil. The refinery is able to process up to 80,000 barrels per day.
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
North America
Seaport Canaveral Terminal. Our Seaport Canaveral terminal is strategically located on the east coast of Florida to deliver an independent supply of refined petroleum products to the state. With capacity of nearly 3 million barrels of refined petroleum products, it supplies the major airports and retail networks of the state. A dedicated pipeline also delivers marine fuels to hydrants at the cruise ship terminal, where international cruise shipping lines including Carnival and Norwegian obtain their bunker supplies.
Our ROFO Assets
At the time of our IPO, we entered into an omnibus agreement with VTTI pursuant to which VTTI granted us a right of first offer on the remaining 49.0% ownership of VTTI Operating and all other currently owned and future terminaling and related energy infrastructure assets held by VTTI. We refer to these rights as our “ROFO Assets.” Pursuant to this right, for as long as VTTI retains its ownership interest in our general partner, VTTI will be required to offer us the first opportunity to acquire the ROFO Assets if it decides to sell any of them. The consummation and timing of any acquisition of assets owned by VTTI will depend upon, among other things, VTTI’s willingness to offer the asset for sale and obtain any necessary third party consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement with respect to the asset and our ability to obtain financing on acceptable terms. VTTI is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy and we do not have a current agreement or understanding with VTTI to purchase any ROFO Assets. VTTI has advised that it currently does not intend to execute any further dropdowns to the Partnership of additional assets or equity interests in VTTI Operating.

VTTI owns the following refined petroleum product and crude oil terminaling assets as of December 31, 2016 that may be suitable to our operations in the future:

Terminal Location	Year Constructed/ Acquired	Products	Gross Storage Capacity (MMBbls)	# of Tanks	Maximum Draft (feet)	Connectivity
Ventspils, Latvia (1)	2007	Crude Oil, Refined Petroleum Products	7.5	105	49	Ship, road, railroad, pipeline
Vasiliko, Cyprus (2)	2014	Refined Petroleum Products	3.4	28	59	Ship, barge, road
Fujairah, United Arab Emirates Phase 3 (3)	2016	Refined Petroleum Products	2.7	5	54	Ship, barge, road, pipeline
Buenos Aires, Argentina	1996	Refined Petroleum Products	1.4	24	34	Ship, barge, road
Nairobi, Kenya	2012	Refined Petroleum Products	0.7	10	43	Ship, barge, pipeline
Kaliningrad, Russia	2005	Refined Petroleum Products	0.3	7	28	Ship, barge, road, railroad
Lagos, Nigeria (4)	2010	LPG	0.1	2	36	Ship, barge, road
Johore, Malaysia Phase 2 (5)	2015	Refined Petroleum Products	1.6	12	56	Ship, barge, road
Cape Town, South Africa (6)	under construction	Refined Petroleum Products	0.8	12	39	Ship, barge, road, pipeline
TOTAL			18.5	205

(1)	VTTI indirectly owns 49% of the economic interest in the Latvia terminal; AS Ventspils Nafta owns the remaining 51%.

(2)	The Vasiliko terminal became operational in November 2014.

(3)	VTTI Operating indirectly owns 90% of the economic interest in the Fujairah terminal; Fujairah Petroleum Co. owns the remaining 10%.

(4)	VTTI indirectly owns 50% of the economic interest in the Nigeria terminal; Nigeria Industrial and Domestic Gas Company Limited owns the remaining 50%.

(5)
Johore Malaysia Phase 2 Assets are legally owned by our subsidiary, ATB, but are currently for the economic benefit of VTTI. See Item 7 Major Unitholders and Related Party Transactions – B. Related Party Transactions.

(6)	VTTI indirectly owns 70% of the economic interest in the Cape Town terminal, and Thebe Energy Proprietary Limited and Jicaro Proprietary Limited own the remaining 15% and 15%, respectively.
Our Operations
We provide long-term, fee-based terminaling services for third party companies engaged in the production, processing, distribution, and marketing of refined petroleum products and crude oil. We generate 100% of our revenue through the provision of fee-based services to our customers. The types of fees we charge are:

•
Storage and Throughput Fees. Our customers pay us fixed monthly fees for storage and associated liquid throughput handling, even if the actual capacity they use or the amount of product that we receive is less than the amount reserved. Storage and throughput fees generated 90%, 92% and 90% of our revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

•
Excess Throughput, Ancillary Fees and Miscellaneous Fees. Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck. We also receive other miscellaneous fees from time to time, such as revenue from harbor fee sharing arrangements with local port authorities. For the year ended December 31, 2016, 2015 and 2014, we generated 10%, 8% and 10% of our revenues, respectively, from excess throughput, ancillary service fees and other miscellaneous revenue.
We believe our high percentage of fixed storage and throughput fees generated from multi-year contracts with a portfolio of longstanding customers will generate stable and predictable cash flows for the Partnership and substantially mitigate our exposure to market and commodity volatility. For additional information about our contracts, see “Contracts.”
Customers
We provide storage and terminaling services for a number of major energy industry participants including marketing companies, major integrated oil companies, national oil companies, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. For the year ended December 31, 2016, our top five customers, including Vitol, represented 88% of our revenue. For the year ended December 31, 2016, Vitol represented 69% of our revenue, with no other customers accounting for more than 10% of our revenue.
Contracts
Our terminals enter into contracts with customers to provide terminaling services, for which they charge (1) storage and throughput fees and (2) excess throughput and ancillary services fees, as described above under “—Our Operations.” Terminaling services agreements in our industry typically have terms of one to four years. Our general contracting philosophy at our terminals is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates. Although our customers have the ability to terminate their contracts with us at expiration and following the provision of a required notice period, our longstanding relationships with our customers help mitigate this risk and historically have provided stable revenue. Our terminaling services agreements with Vitol represent 69%, 76% and 77% of our revenue for the years ended December 31, 2016, 2015 and 2014, respectively.

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
While compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities, compliance has not had a material adverse impact to date on our financial position, results of operations, and liquidity. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of hydrocarbons into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.
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

The Paris Agreement, which will enter into force in 2020, will require governments to take legislative and regulatory measures to reduce emissions that are thought to be contributing to climate change. While the Partnership's terminals have already taken certain measures to reduce emissions of volatile organic compounds, additional measures might become necessary. Moreover, our business might be impacted by changes in demand of the products that we store.
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
Insurance
Our global operations and assets are insured under a global insurance program administered by VTTI and placed with international insurers of at least a Standard & Poor’s “A-” rating. The program covers our terminals and related assets, and the liabilities of both the terminals and VTTI. The major elements of this program are property damage, business interruption, terrorism and political violence, environmental impairment, and third-party liability, including that of terminal operators. Directors’ and officers’ liability insurance is in place at both parent and operating company levels. Each terminal additionally maintains local insurances, including automobile, healthcare and other insurances required by the respective jurisdiction.
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

Legal Proceedings
We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally customer claims such as demurrage, property damage claims and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
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
Marshall Islands
Because we and our subsidiaries do not, and we do not expect that we or our subsidiaries will, carry on businesses or conduct activities or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions VTTI Holdings receives from VTTI Operating, distributions VTTI Operating receives from the subsidiaries that own the entities that own and operate our terminals and distributions we receive from VTTI Holdings are not expected to be subject to Marshall Islands taxation.
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

VITOL AND ITS INVESTMENTS PARTNERS
BUCKEYE
50% Indirect Ownership Interest
50% Indirect Ownership Interest
VTTI B.V.
(VTTI)
100% Ownership Interest
49.0% Ownership Interest
49.0% Voting Interest
VTTI MLP Partners B.V.
1,295,336 common units
20,125,000 subordinated units
100% Ownership Interest
VTTI Energy Partners GP LLC
(General Partner)
940,831 general partner units
45.5 % Limited Partner Interest
Public Unitholders
24,079,664 common units
(1)
2% General Partner Interest
100% Incentive Distribution Rights
VTTI Energy Partners LP
(Partnership)
51.2% Limited Partner Interest
100% Ownership Interest
VTTI MLP Holdings Ltd.
(VTTI Holdings)
51.0% Ownership Interest
51.0% Voting Interest
VTTI MLP B.V.
(VTTI Operating)
100% Ownership Interest (2)
Operating Companies

(1) The diagram does not include 600,720 common units, 1.3% of the outstanding limited partner interests, held by Stichting Administratiekantoor VTTI, a foundation incorporated under the laws of the Netherlands, in connection with the VTTI Energy Partners 2014 Long-Term Incentive Plan.  See Item 6, Directors, Senior Management and Employees– D. Unit Ownership.
(2) VTTI Operating indirectly owns 100% of the equity interests in the operating companies that hold our terminals, except for the Fujairah terminal and the Rotterdam terminal, in which VTTI Operating owns 90% of the economic interest and Fujairah Petroleum Co. and S.K Terminal B.V. own the remaining 10% economic interest respectively.

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
The following discussion assumes that our business was operated as a separate entity prior to our IPO on August 6, 2014. The historical financial statements included in this annual report reflect the assets, liabilities and operations of VTTI Energy Partners LP Predecessor, consisting of the combined financial statements of the subsidiaries that own and operate our terminals and certain of their parent holding companies. We refer to our predecessor for accounting purposes as our “Predecessor.” Upon completion of the formation transactions at the time of the IPO, these operating subsidiaries and holding companies became direct or indirect subsidiaries of VTTI Operating, and we obtained ownership in 36.0% of the profit shares and 51% of the voting shares of VTTI Operating. On July 1, 2015, and on September 1, 2016, we acquired an additional 6.6% and 8.4% economic interest, respectively, in VTTI Operating and our current economic interest in VTTI Operating is 51.0%. Since we control VTTI Operating’s assets and operations through our majority voting interest, our consolidated financial statements include VTTI Operating, the holding companies and the operating subsidiaries as consolidated subsidiaries, and VTTI’s 49.0% interest is reflected as a non-controlling interest.
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
Overview
We are a fee-based, growth-oriented publicly traded limited partnership formed in April 2014 by VTTI, one of the world’s largest independent energy terminaling businesses, to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. Our assets consist of a 51% interest in VTTI Operating, which owns a portfolio of 6 terminals with 396 tanks and 36.0 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia, and North America. Our network of terminal facilities represents one of the largest independent portfolios of refined petroleum product and crude oil terminaling assets in the world when measured by total storage capacity.
Our primary business objective is to generate stable and predictable cash flows that will enable us to pay quarterly cash distributions to our unitholders and to increase those distributions over time. We generate substantially all of our revenue from long-term, fee-based, take-or-pay contracts for the terminal storage and throughput of refined petroleum products and crude oil. Our contracts have a duration of generally one to four years. The counterparties to our terminal contracts are primarily major energy industry participants with strong credit profiles. We do not have direct commodity price exposure because we do not own the underlying commodities being stored at our terminals and do not engage in the trading of any commodities.

How We Generate Revenues
We operate in a single segment consisting of fee-based energy storage terminaling services. We generate 100% of our revenue through the provision of these services to our customers under terminaling services agreements. Agreements in our industry are typically one to four years in duration. The types of fees we charge are (1) storage and throughput fees and (2) excess throughput and ancillary fees and other miscellaneous fees. For the years ended December 31, 2016, 2015 and 2014 we generated 90%, 92%, and 90% respectively, of our revenue from storage and throughput fees. Our customers are required to pay these storage and throughput fees to us regardless of the actual storage capacity they use or the volume of products that we receive. The remainder of our revenues, consisting of 10%, 8%, and 10% for the years ended December 31, 2016, 2015 and 2014, respectively, were generated from excess throughput and ancillary fees for services such as mixing, blending, heating and transferring products between our tanks or to rail or truck, as well as other miscellaneous fees and revenues.
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
As of December 31, 2016, substantially all of our available storage capacity was under contract. We have long-standing relationships with our customers and have a successful track record of renewing customer contracts upon expiration. At the date of our IPO in August 2014, we entered into an omnibus agreement with VTTI in connection with our IPO under which, among others, VTTI guaranteed the rates of certain capacity currently contracted by Vitol for a specified period of time after the Vitol terminaling services agreements expire. In November 2015, we entered into the First Amendment to the Omnibus Agreement to terminate the guarantees following Vitol's entry into certain new or extended terminaling services agreements with us with terms expiring on or after the end of each respective agreement's guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity set forth in the existing Vitol terminaling services agreements. We believe that our new or amended contracts with Vitol and our successful track record of renewing customer contracts will provide us with stable and predictable cash flows for an extended period of time. For more on this guarantee arrangement termination and the new or extended contracts with Vitol, see “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees.”
Factors That Impact Our Business
The revenues generated by our business are generally driven by storage capacity and throughput volumes that we have under contract, the commercial utilization of our terminal facilities in relation to their capacity and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though all of our terminal service agreements require a customer to pay for tank capacity regardless of use, our revenues can be affected by (1) the length of the underlying service contracts, pricing changes and shifts in the products handled when the underlying storage capacity is recontracted, (2) fluctuations in product volumes to the extent revenues under the contracts are a function of the amount of product stored, blended or transported, and (3) changes in the demand for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck.
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
A portion of our revenue is received in currencies other than the U.S. dollar. The revenues we receive from our operations in the Netherlands and in Belgium are denominated in Euros. The Euro has steadily weakened during 2015 and remained weakened in 2016 compared to the US dollar and therefore our consolidated results have been impacted by changes in exchange rates between the Euro and the US dollar. Additionally, we have entered into several foreign exchange derivative contracts to manage our net Euro cash flow exposure in which we receive US dollars for Euros.
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
Demand for Terminaling Services
Because we do not typically take ownership of the refined petroleum products or crude oil that we store or handle on behalf of our customers and do not engage in the trading of any commodities, we do not have any direct commodity exposure. However, certain commodity pricing dynamics have an effect on demand for our terminaling services.
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

•
We consolidate VTTI Operating’s financial results. We own 51.0% of the profit shares and 51% of the voting shares of VTTI Operating. Since we control VTTI Operating’s assets and operations through our majority voting interest, our financial statements consolidate all of VTTI Operating’s financial results with ours in accordance with U.S. GAAP and VTTI’s 49.0% interest is reflected as a non-controlling interest.

•
The assets of VTTI Operating will change over time. Our consolidated and combined carve-out financial statements reflect changes in the size and composition of VTTI Operating’s terminals. We expect VTTI Operating’s terminaling assets to continue to change over time.

•
Our ownership interest in VTTI Operating may change. Pursuant to an omnibus agreement with VTTI, we have the right of first offer to purchase VTTI’s remaining interest in VTTI Operating. At the time of our IPO we owned 36.0% of the economic interests in VTTI Operating. In July 2015 and September, 2016, we acquired an additional 6.6% and 8.4% economic interest, respectively.

•
Our historical results of operations are affected by fluctuations in currency exchange rates. A portion of our revenue is received and costs, including capital expenditures, are incurred in currencies other than the U.S. dollar. The revenues we receive and costs incurred from our operations in the Netherlands and in Belgium are denominated in Euro. See “Note 18. Revenue by Service and Geographical Location” to our consolidated and combined carve-out financial statements for further information on revenues by geographic location.

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

•
Excess Throughput, Ancillary Fees and other Miscellaneous Fees. Our customers pay excess throughput fees if the actual product handled is more than the amount agreed in the contract and pay us additional fees for ancillary services such as mixing, blending, heating and transferring products between our tanks or to rail or truck or other miscellaneous fees and revenues.

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
Selling, General and Administrative Expenses
Selling, general and administrative expenses include costs not directly attributable to the operations of our facilities and include amongst other things, costs associated with regulatory compliance, annual and interim reporting to unitholders, tax return preparation, investor relations, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation. We currently incur additional personnel and related costs and incremental external general and administrative expenses as a result of being a publicly traded partnership. These additional costs and expenses are not reflected in our historical financial statements prior to our IPO in August 2014. These incremental costs are reflected in selling, general and administrative expense for the periods following our IPO.
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, other finance expense, gain (loss) on foreign currency transactions and gain (loss) on derivative financial instruments, as further adjusted to reflect realized cash gains on forward foreign exchange contracts, certain other non-cash or non-recurring items, and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of costs to operate the Phase 2 assets which are attributable to VTTI.
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
Goodwill
We review our goodwill annually for impairment as of December 31 or more frequently if impairment indicators are identified. The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. Our estimated cash flows are primarily based on our future expectations of revenues, operating costs and maintenance capital expenditures. Cash flows are estimated over a 10 year period including a terminal value. The goodwill on our consolidated balance sheet as of December 31, 2015 was allocated to two reporting units: (i) Fujairah terminal, and (ii) VTTI Netherlands, which consisted of our terminals in Amsterdam and Rotterdam. As a result of a change in the management structure and reporting during the year ended December 31, 2016 in VTTI Netherlands, we reallocated the associated goodwill balance for this reporting unit on relative fair value basis in accordance with US GAAP to new individual reporting units which are the Amsterdam and Rotterdam terminals. The Fujairah terminal reporting unit was unchanged. Based on our annual impairment assessment as of December 31, 2016, the fair value of our reporting units exceeded the carrying value and therefore no impairment was identified.
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
Environmental provisions are recognized for soil contamination whereby agreements have been made with the local authorities to remediate or contain the soil contamination. The provisions recorded comprise the expected costs of site restoration, environmental remediation, cleanup or other obligations that are known and based on an agreed upon project plan and can be reasonably estimated. At December 31, 2016 and 2015 we had accruals for environmental obligations. See “Note 12. Environmental Provisions” of the consolidated and combined carve-out financial statements included elsewhere in this report.
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
Postretirement Benefit Plan Obligations
We have two defined benefit pension plans (in the Netherlands and Belgium) covering a total of 157 employees. The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheet. Total expected contributions including participant contributions to the benefit plan during the upcoming year amounts to $0.7 million.
New Accounting Pronouncements
See Note 2 “Summary of Significant Accounting Policies” of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
A.    Operating Results
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
The following table and discussion is a summary of the results of operations for the years ended December 31, 2016 and 2015.

	Year Ended December 31
	2016	2015
	(in US$ millions)
Revenues:
Storage and throughput fees	$282.4	$265.9
Excess throughput and ancillary fees	29.8	23.8
Total revenues	312.2	289.7
Operating costs and expenses:
Operating costs	80.2	76.2
Depreciation and amortization	72.6	68.4
Selling, general and administrative	29.2	30.9
Loss on disposal of property, plant and equipment	0.8	0.6
Total operating expenses	182.8	176.1
Other operating income	—	9.3
Total operating income	129.4	122.9
Other income (expense):
Interest expense, including affiliates	(25.9)	(12.6)
Other expenses	(13.0)	(7.1)
Total other expense, net	(38.9)	(19.7)
Income before income tax expense	90.5	103.2
Income tax expense	(17.9)	(28.2)
Net Income	$72.6	$75.0

Revenues. Total revenues for the year ended December 31, 2016, increased by $22.5 million, or 7.8%, compared to the year ended December 31, 2015. This increase was primarily attributable to the following: $8.4 million of revenue from a full year contribution from the ATB Phase 2 assets at our Malaysian terminal compared to five months of revenue contribution in the prior year; $8.6 million of additional revenue from our Amsterdam terminal due to a combination of higher storage rates for existing capacity to new customers and escalations of $2.1 million, additional throughput and ancillary revenues of $6.5 million which includes $3.9 million of revenue from the sale of excess product generated from recovered vapors at the terminal which did not occur in 2015; $7.3 million of additional revenue from additional general ancillary revenues and utilization across our Fujariah, Antwerp, Seaport and Malaysian terminals. These increases were offset primarily by lower excess throughput and ancillary revenues at our Rotterdam terminal of $1.7 million. Our revenues were not materially impacted by changes in the foreign exchange rates in the current year.
Operating Costs. Operating costs for the year ended December 31, 2016 increased by $4.0 million or 5.2%, compared to the year ended December 31, 2015. The table below details the major categories of operating costs incurred during the years ended December 31, 2016 and 2015. The increase in operating costs was primarily attributable to an increase in our other costs category of $3.2 million which is related to additional operating costs incurred for the operations of our vapor recovery unit at our Amsterdam terminal; an increase in lease expense of $0.4 million with VTTI for additional tank capacity at our Antwerp terminal which did not occur in 2015; and slightly higher labor costs due to an increase in employee related expenses. Our operating costs were not materially impacted by changes in the foreign exchange rates in the current year.

	Operating Costs Years Ended December 31,
	2016	2015
	(in US$ millions)
Operating costs
Labor	$32.3	$32.1
Utilities	5.7	5.7
Repairs and maintenance	14.2	14.0
Leases	13.0	12.6
Other costs	15.0	11.8
Total operating costs	$80.2	$76.2
Depreciation and Amortization Expenses. Depreciation and amortization expense for the year ended December 31, 2016, increased by $4.2 million, or 6.1%, compared to the year ended December 31, 2015. This was primarily attributable to a full year contribution of depreciation from the Phase 2 assets at our Malaysian terminal of $1.8 million compared to five months contribution in the prior year; additional depreciation expense from our Amsterdam terminal of $1.9 million and Antwerp terminal of $0.6 million related to property, plant and equipment additions and refurbishments.
Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2016, decreased by $1.7 million, or 5.5%, compared to the year ended December 31, 2015. This was primarily attributable to lower professional and consultancy fees related to compliance and public company related activities of $1.4 million in 2016 compared to 2015.
Other Operating Income. Other operating income for the year ended December 31, 2016, was $0.0 million compared to $9.3 million for the year ended December 31, 2015. Other operating income in 2015 relates to amounts received at our Rotterdam terminal from the local port authority related to the early termination of a harbor fee sharing arrangement. We did not receive such income in 2016 and do not expect to receive income of this nature in the future.
Interest Expense. Interest expense for the year ended December 31, 2016, increased by $13.3 million, or 105.6%, compared to the year ended December 31, 2015. This was primarily attributable to higher interest rates charged on our Senior Secured Notes entered into in December 2015, which the proceeds were used to repay a portion of the VTTI Operating Credit Facility compared to rates of interest charged on the VTTI Operating Facility resulting in incremental interest expense of $9.2 million; $1.5 million of additional interest expense from the MLP Related Party Loan due to the drawdown on the loan facility with VTTI in July 2015; and a decrease in capitalized interest expense of $2.6 million. Our interest expenses were not materially impacted by changes in the foreign exchange rates in the current year.
Other Expenses. Other expenses for the year ended December 31, 2016, increased by $5.9 million, or 83.1%, compared to the year ended December 31, 2015. This was primarily attributable to the following:
• In 2016, we experienced a net expense on derivative financial instruments of $0.1 million compared to a net gain of $20.1 million in 2015 which results in a change of $20.2 million when compared to the prior year. This increase in expense or net loss for the period is primarily due to unrealized losses as result of the mark to market fair value adjustment of $19.0 million on our forward foreign exchange contract portfolio as we do not apply hedge accounting for these contracts and lower realized gains in 2016 compared to 2015 of $1.7 million. These net expenses are offset by lower net expense of $0.5 million on our interest rate derivatives; and
•Net unrealized losses on foreign currency transactions of $10.7 million compared to unrealized net losses of $24.7 million in 2015, resulting in $14.0 million of lower expense in 2016. The lower unrealized losses or decrease in expense is primarily due to less volatility in the movement of the Euro against the US Dollar in the current year compared to the prior year.
Income Tax Expense. Income taxes for the year ended December 31, 2016, decreased by $10.3 million, or 36.5%, compared to the year ended December 31, 2015. This was primarily attributable to the following:
•Income tax expense resulting from applying the statutory tax rate in each jurisdiction to profit before tax was lower by $3.2 million in total when compared to the prior year. The $3.2 million total decrease in expense is comprised of a $5.7 million decrease in tax expense in our Netherlands tax fiscal unity as a result of lower profit before tax primarily due to unrealized gains recognized in profit before tax on derivative financial instruments in the prior year; offset by increases in tax expense in Malaysia of $1.5 million and Belgium of $0.9 million as a result of higher revenues. There were no significant changes in local statutory tax rates during the year which would have an impact on our income tax expense.
• A decrease of $6.9 million of expense compared to the prior year related to foreign exchange and differences in functional currency used in taxation related to our Netherlands and Malaysian entities and the related impact of the change in the Euro/US Dollar and Malysian Ringgit/US Dollar rates.
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

Revenues. Revenues for the year ended December 31, 2015, decreased by $13.5 million, or 4.5%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar in the amount of $27.1 million. Offsetting this foreign exchange impact was an increase in revenues at our Amsterdam and Malaysia terminals due to higher storage rates for new customers which resulted in additional revenue of $5.1 million and the commencement of ATB Phase 2 operations in Malaysia which resulted in additional revenue of $5.8 million, in addition to higher utilization at our Antwerp terminal which resulted in additional revenue of $2.8 million.

Operating Costs. Operating costs for the year ended December 31, 2015, decreased by $16.7 million, or 18.0%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $10.3 million in our operating expenses. In addition to the impact of foreign exchange, we experienced lower utilities expenses of $1.5 million across our terminals due to falling commodity prices, and the absence of a $3.3 million long term employee incentive allocation charge from VTTI in 2014 which did not occur in 2015. The following table details the types and amounts of operating costs incurred during the years ended December 31, 2015 and 2014.

	Operating Costs Years Ended December 31,
	2015	2014
	(in US$ millions)
Operating costs
Labor	$32.1	$37.8
Utilities	5.7	7.9
Repairs and maintenance	14.0	17.1
Leases	12.6	13.7
Other costs	11.8	16.4
Total operating costs	$76.2	$92.9

Depreciation and Amortization Expenses. Depreciation and amortization expense for the year ended December 31, 2015, decreased by $2.3 million, or 3.3%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $6.2 million. Offsetting this impact is an increase in depreciation due to capacity refurbishments and additions at our Amsterdam terminal of $1.7 million, the commissioning of the Phase 2 Assets at our Johore terminal of $1.5 million and the remainder due to other additions of property, plant and equipment across our other terminals.

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

Interest Expense. Interest expense for the year ended December 31, 2015, decreased by $8.5 million, or 40.3%, compared to the year ended December 31, 2014. This decrease was attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $1.8 million of interest expense on our Euro denominated debt. In addition, lower average debt balances in the year ended December 31, 2015 compared to the average debt balances in 2014 resulted in a lower amount of interest expense of $6.7 million.

Other Expenses. Total other expenses for the year ended December 31, 2015, decreased by $2.9 million, or 29%, compared to the year ended December 31, 2014. The decrease in total other expenses was due to the following:

•
Lower net expense from interest rate derivatives of $9.4 million consisting of lower realized losses of $5.3 million as the prior year included termination payments for the cancellation of certain contracts and an unrealized gain of $4.1 million on outstanding interest rate derivative contracts;

•	Lower other finance expenses of $2.8 million due to the absence of the write-off of prepaid finance fees which occurred in 2014; and

•	Increased net losses from foreign exchange of $9.4 million due to the revaluation of foreign currency transactions.

Income Tax Expense. Income taxes for the year ended December 31, 2015, increased by $3.8 million, or 15.6%, compared to the year ended December 31, 2014. The increase in deferred tax expense is primarily due to higher expense after applying the statutory rate in each jurisdiction compared to the prior year of $6.2 million. In Malaysia, income tax expense increased by $4.2 million due to increased revenues from the commencement of ATB Phase 2 operations and lower deductible finance expenses. Additionally, we reversed a valuation allowance in the amount of $3.5 million in 2014 related to our Netherlands tax fiscal unity which did not occur in 2015. This is offset primarily by a reduction in functional currency differences in taxation of $6.3 million related to our Netherlands tax fiscal unity and in Malaysia.

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
Our cash and cash equivalents are primarily held in US dollars and Euros. Our European based terminals generate revenues in Euros and we incur expenses, including capital expenditures, in Euros which offset a portion of our currency exposure. For the remaining currency exposure we enter into foreign currency forward contracts to manage the variability of our net Euro denominated cash flows against the US Dollar. As of December 31, 2016 our current Euro/US Dollar forward foreign exchange contracts had termination dates from March 2017 through December 2020. In addition, in April 2016, we entered into non-deliverable forward foreign exchange contracts with regards to our Malaysian Ringgit costs incurred at our Malaysian terminal, which also are in place through to December 2020.
As of December 31, 2016, the Partnership’s cash and cash equivalents were $20.6 million, compared to $55.9 million as of December 31, 2015. As of December 31, 2016, our cash and cash equivalents were located in the following countries: $3.5 million in the Netherlands, $3.2 million in Malaysia, $2.8 million in the United Arab Emirates, $0.9 million in Belgium, $1.1 million in the United States, and $9.1 million in the United Kingdom. The Partnership's subsidiaries are not currently subject to material restrictions on repatriation of these cash balances.
We intend to pay a minimum quarterly distribution of $0.2625 per common unit and subordinated unit per quarter, which equates to $12.3 million per quarter, or $49.4 million per year, based on the number of outstanding common, subordinated and general partner units as of December 31, 2016, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. See “Item 8. Financial Information - Consolidated Statements and Other Financial Information - Partnership Distribution Policy.”
Our Credit Facilities and Debt Arrangements
VTTI Operating Revolving Credit Facility
Prior to our IPO in August 2014, VTTI Operating entered into a new €500.0 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”) with the ability to borrow up to a maximum of 50% of the facility in US dollars. In February 2015 the US dollars maximum borrowing limit was increased to 60%. Additionally, in March 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness, which included repayment of historical intercompany loans from VTTI. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin. In December 2015, we repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million due to an automatic cancellation mechanism under the terms of the VTTI Operating Revolving Credit Facility. In January 2016, we decreased the amount available to be borrowed under the existing terms of the VTTI Operating Revolving Credit Facility by €59 million to €300 million based on our future anticipated funding needs.
As of December 31, 2016, $122.2 million was drawn down on the VTTI Operating Revolving Credit Facility. The amounts outstanding as of December 31, 2016, include €40 million of Euro borrowings and $80 million of US Dollar borrowings.
The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of

3.5 to 1.0 and an interest coverage ratio minimum of 4.0 to 1.0. As of December 31, 2016, we were in compliance with our covenants under this facility.
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
In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to the construction of ATB Phase 2. As of December 31, 2016 and 2015, $66.9 million and $75.2 million is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced when ATB Phase 2 became operational in August 2015. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Second Phase of Johore Terminal” for a further discussion of phase two of our Johore terminal.
MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum and the final maturity date of the loan facility is December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% economic interest in VTTI Operating. The total amount outstanding as of December 31, 2016 and 2015 was $75.0 million.
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
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 5th. As of December 31, 2016 and 2015, $434.7 million and $441.0 million, respectively, was outstanding on our Senior Unsecured Notes.
The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 to 1.0 and an interest coverage ratio minimum of 4.0 to 1.0. As of December 31, 2016 we were in compliance with our covenants for these Senior Unsecured Notes.
Cash Flows
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
Net cash provided by/used in operating activities, investing activities and financing activities for the years ended December 31, 2016 and 2015 were as follows:
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2016 decreased by $64.7 million, or 29.3%, compared to the year ended December 31, 2015. This was primarily attributable to changes in working capital, which was a net cash outflow of $20.3 million in the current year compared to a net cash inflow of $39.3 million in the prior year.
Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended December 31, 2016 was $162.7 million, compared to $156.0 million for the year ended December 31, 2015, which primarily consisted of capital expenditures of $66.5 million, as well as $96.2 million related to the acquisition of an additional 8.4% economic interest of VTTI Operating on September 1, 2016.
Net Cash Used in Financing Activities. Net cash used by financing activities for the year ended December 31, 2016 was $28.2 million, compared to $43.2 million for the year ended December 31, 2015, which consisted primarily of proceeds from our unit issuance in August 2016, proceeds of and repayments on the VTTI Operating Revolving Credit Facility, distributions to unitholders and dividends to non-controlling interests which include $80.6 million paid to VTTI as result of their direct ownership interest in VTTI Operating.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Net cash provided by/used in operating activities, investing activities and financing activities for the years ended December 31, 2015 and 2014 were as follows:
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2015 increased by $86.6 million or 64.6% , compared to the year ended December 31, 2014. This increase was primarily attributable to an increase in net income due to increased operating profits and lower non-cash expenses compared to the prior year. Additionally changes in working capital provided cash inflows of $39.3 million compared to cash outflows of $10.4 million in the prior year.
Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended December 31, 2015 was $156.0 million, compared to $121.2 million million for the year ended December 31, 2014, which primarily consisted of capital expenditures of $81 million which include $18.0 million related to ATB Phase 2 as well as $75 million related to the acquisition of an additional 6.6% economic interest of VTTI Operating on July 1, 2015.
Net Cash Used in Financing Activities. Net cash used by financing activities for the year ended December 31, 2015 was $43.2 million, compared to $29.0 million for the year ended December 31, 2014, which consisted primarily of proceeds of debt from related party loans, issuance of the Senior Unsecured Notes, repayments on the VTTI Operating Revolving Credit Facility, distributions to unitholders and dividends to non-controlling interests which include $81.6 million paid to VTTI as result of their direct ownership interest in VTTI Operating.
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

For the years ended December 31, 2016 and 2015 our cash capital expenditures were $66.5 million and $81.0 million, respectively. Our capital spending program is focused on expanding our existing terminals where sufficient demand exists for our services and maintaining our facilities. Capital expenditure plans are generally evaluated based on regulatory requirements, return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for expansion, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

Our cash capital expenditures for the years ended December 31, 2016 and 2015 were as follows:

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
	(in US$ millions)
Maintenance capital expenditures	$24.0	$18.2
Expansion capital expenditures (1)	42.5	62.8
Total	$66.5	$81.0
(1) $18.0 million of the expansion capital expenditures incurred in 2015 relates to the ATB Phase 2 expansion. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”
Year ended December 31, 2016
The $24.0 million of maintenance capital expenditures for the year ended December 31, 2016 was related to regular capital maintenance across our portfolio of terminals.
Of the $42.5 million of expansion capital expenditures for the year ended December 31, 2016, $24.7 million and $4.8 million were related to the refurbishment of out of service tanks, capacity expansion and upgrades at our Amsterdam and Antwerp terminals respectively; $3.8 million was related to expansion of the truck rack infrastructure at our Seaport Canaveral terminal and the remaining amounts were incurred for various infrastructure and flexibility improvements across our terminals.
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
At December 31, 2016, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
At December 31, 2016 we had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in US$ millions)
Debt obligations—non-affiliates	556.9	—	122.2	—	434.7
Debt obligations—affiliates (1)(2)	141.9	6.0	14.0	92.5	29.4
Operating lease obligations	137.6	14.3	21.7	21.9	79.7
Capital commitments	6.9	6.8	0.1	—	—
Pension obligations	9.9	0.5	0.9	0.6	7.9
Environmental obligations	18.0	1.3	4.0	2.7	10.0
Total	871.2	28.9	162.9	117.7	561.7

(1)
Included in this amount is $66.9 million related to a shareholder loan with VTTI for the construction of ATB Phase 2. Payment amounts excludes interest which accrues at LIBOR plus 3.5%. See Item 7, Major Unitholders and Related Party Transactions – B. Related Party Transactions.

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

A.    Directors and Senior Management
The following table provides information about our directors and executive officers as of the date of this report. The business address for each of our directors and executive officers is 25-27 Buckingham Palace Road, London, SW1W 0PP, United Kingdom.

Name	Age	Position with our General Partner
Mr. Robert Nijst	52	Chief Executive Officer
Mr. Robert Abbott	38	Chief Financial Officer
Mr. Rubel Yilmaz	45	Head of Business Development and Strategy
Mr. Christopher Paul Bake	53	Chairman of the Board of Directors
Mr. Ian Farmer	55	Director
Mr. Javed Ahmed	47	Director
Mr. Keith E. St. Clair	60	Director
Mr. Khalid A. Muslih	46	Director
Mr. Paul Govaart	69	Director
Mr. Thomas Leaver	65	Director
Robert Nijst has served as the chief executive officer of our general partner since June 19, 2014 and has been the chief executive officer of VTTI since 2006. Prior to joining VTTI, Mr. Nijst spent 14 years at Royal Vopak NV, most recently serving as president of VOPAK’s Oil Europe and Middle East division. Mr. Nijst holds a degree in economics from Erasmus University in Rotterdam and a Master’s Degree in Business Administration from IMD Lausanne.
Robert Abbott has served as the chief financial officer of our general partner since November 3, 2014. Mr. Abbott previously served as a director in the Energy Corporate Finance team of Deutsche Bank from 2008. Mr. Abbott holds a degree in history from the University of Cambridge. He is also a member of the Institute of Chartered Accountants of England and Wales.
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
Keith E. St.Clair has served as a director in January 2017 and is Executive Vice President and CFO of Buckeye GP LLC (“Buckeye GP”), the general partner of Buckeye Partners, L.P. (“Buckeye”). He joined Buckeye in November 2008.
Khalid A. Muslih has served as a director in January 2017 and is Executive Vice President of Buckeye GP, and President of Buckeye’s Global Marine Terminals business unit. Mr. Muslih also serves as a director of Buckeye Texas Partners LLC, which owns and operates midstream assets, a condensate splitter and LPG storage complex in Corpus Christi, Texas as well as crude oil and condensate gathering facilities in the Eagle Ford shale.  He joined Buckeye in June 2007.
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
Our executive officers are employed with VTTI Services and continue to have responsibilities that are unrelated to our business. Our executive officers do not receive any separate amounts of compensation for their services to our business. Except with respect to awards that may be granted under the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, which is described below, they will not receive separate amounts of compensation for their services as executive officers of our general partner. For the year ended December 31, 2016, a total amount of $1.2 million was incurred under the terms of the secondment agreement between VTTI Services and VTTI Holdings for compensation and benefits of the executive officers of our general partner, who provide services to us and our affiliates.
In addition, for the year ended December 31, 2016, awards covering a total of 65,854 common units were granted under our Long-Term Incentive Plan to the executive officers of our general partner. For additional information about these awards, please see “Item 6.E-Unit Ownership".
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
Compensation of Directors
The employees of Vitol and Buckeye who also serve as directors of our general partner do not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner, VTTI, Vitol or Buckeye receive cash compensation as “non-employee directors”, with an annual value equal to £50,000. In addition, the chair of each standing committee of our general partner’s board of directors receives an additional annual cash retainer in the amount of £10,000. During the year ended December 31, 2016, aggregate compensation for our non-employee directors was $0.2 million. In addition, each director is indemnified for his or her actions associated with being a director to the fullest extent permitted under Marshall Islands law and will be reimbursed for all expenses incurred in attending to his or her duties as a director. We did not set aside or accrue any amounts in the year ended December 31, 2016 to provide pension, retirement or similar benefits to our non-employee directors.

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
Board Role in Risk Oversight
Our corporate governance guidelines provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility has been delegated by the board of directors to our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.
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
Committees of the Board of Directors
The board of directors of our general partner has an audit committee, an operations committee and may have such other committees, including a conflicts committee, as the board of directors shall determine from time to time. Each of the committees of the board of directors has the composition and responsibilities described below.

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
Operations Committee

Three independent members of the board of directors of our general partner serve as members of our operations committee. The operations committee is comprised of Mr. Govaart, Mr. Farmer and Mr. Leaver, and Mr. Govaart serves as chairman of the operations committee. The operations committee assists the board of directors of our general partner at its request with its oversight responsibilities with respect to safety, health, environmental care and cost efficiency, labor productivity, energy and waste reduction, project execution and implementation, including those associated with sustaining capital expenditures, and proposed new or related lines of business to be entered into by the Partnership.

D.    Employees
We are managed and operated by the executive officers of our general partner, and our terminals are managed and operated by staff who are employed by the operating subsidiaries owned by VTTI Operating or other subsidiaries of VTTI. As of December 31, 2016, there were approximately 460 employees who are engaged to manage and operate our terminals. Other management and administrative services provided to us are pursuant to the Administrative Services Agreement and Secondment Agreement or recharged to us by VTTI. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”
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
E.    Unit Ownership
As of April 27, 2017, there were no common units or subordinated units owned by our current executive officers or directors. However, since the beginning of our fiscal year ended December 31, 2016 through April 26, 2017, we have issued a total of 600,720 common units to Stichting Administratiekantoor VTTI (the “Stichting”) in connection with “other unit-based awards” granted to executive officers of our general partner and other key service providers under our LTIP.
These awards consist of depositary receipts in the Stichting that will entitle the recipients to receive, from the Stichting, upon or following the vesting of the award, a payment equal to the cumulative distributions paid in respect of a common unit from and after the date of grant of the award and the participant may offer their depositary receipts for sale to the Foundation based on the value of a common unit. The award consist of two types: (i) restricted depositary receipts, which vest based on the recipient’s continued service (generally in equal annual installments following the date of grant of the award), and (ii) performance depositary receipts, which are eligible to vest based on performance over a three-year performance period. 50% of the performance depositary receipts are eligible to vest on a non-discretionary basis, based on our attaining certain distributable cash flow growth levels over the performance period, and 50% of the performance depositary receipts are eligible to vest at the end of the performance period in the discretion of our general partner’s board of directors. Pro-rated vesting of the performance depositary receipts would occur in the event of a change in control of us or our general partner. In the event the recipient’s service terminates prior to vesting of a restricted depositary receipt or performance depositary receipt, as applicable, the award is forfeited without consideration, unless, with respect to performance depositary receipts, such termination is due to the recipient’s death, disability or retirement. In the event of a termination due to death, disability or retirement, the recipient would remain entitled to receive a pro-rata portion of the performance depositary receipts that would otherwise have vested at the end of the performance period had he or she remained in service.
As of April 27, 2017, our executive officers held 70,736 restricted depositary receipts and 94,190 performance depositary receipts, of which 23,579 were vested and 47,157 were unvested as of such date.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Unitholders
The following table sets forth the beneficial ownership of our common units and subordinated units as of April 26, 2017 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
Name of Beneficial Owner	Number	Percent	Number	Percent
VTTI MLP Partners B.V. (1)	1,896,056	7.3	20,125,000	100.0%	46.8%
Goldman Sachs Asset Management, L.P. / GS Investment Strategies, LLC (2)	2,881,999	11.1	—	—	6.10%
Harvest Fund Advisors LLC	2,835,877	10.9	—	—	6.00%
Salient Capital Advisors, LLC	2,791,230	10.7	—	—	5.90%
Investment advisors affiliated with Waddell & Reed Financial Inc. (3)	2,108,502	8.1	—	—	4.50%
Kayne Anderson Capital Advisors, L.P. / Richard A. Kayne (4)	1,805,589	7.0	—	—	3.80%
Tortoise Capital Advisors, LLC	1,695,760	6.5	—	—	3.60%
Clearbridge Investments, LLC	1,280,066	4.9	—	—	2.70%

(1) VTTI MLP Partners B.V. (“MLP Partners”) is the record holder of 1,295,336 Common Units, and Stichting Administratiekantoor VTTI (the “Foundation”) is the record holder of 600,720 Common Units. Vitol Holding II S.A. (“Vitol”) is the sole shareholder of Vitol Holding B.V., which is the sole shareholder of Martank B.V. (“Martank”), which is a 50% shareholder of VIP Terminals Finance B.V. (“VIP Finance”) and maintains the right to elect a majority of the board of VIP Finance. IFM Global Infrastructure Fund (“IFM”) is the sole shareholder of Global InfraCo S.à.r.l., which is the sole shareholder of Luxport S.à.r.l., which is a 50% non-controlling shareholder of VIP Finance.  Buckeye Partners LP (“Buckeye”) is the sole member of Buckeye Raritan Bay Terminal LLC (“Buckeye Terminal”), which is the majority shareholder of Buckeye North Sea Coöperatief U.A. (“Buckeye North Sea”). Buckeye North Sea and VIP Finance are the sole shareholders of VIP Terminals Holding B.V. (“VIP”), which is the sole shareholder of VTTI B.V., which is the sole shareholder of MLP Partners. Buckeye is a publicly traded entity listed on the New York Stock Exchange. Vitol has a management board whose directors are Guy Richard Skern, Andries Pieter Eeltink and William Dennis Laneville and a supervisory board whose directors are Ian Roper Taylor, David Bernard Fransen, Russell David Hardy, Kho Hui Meng and Miguel Angel Loya. As a result, each of VTTI, VIP, VIP Finance, Buckeye North Sea, Martank, Buckeye Terminal, Buckeye and Vitol may be deemed to share beneficial ownership over the Common Units and Subordinated Units held of record by MLP Partners. Each such entity disclaims any such beneficial ownership.

VTTI has the power to appoint the members of the board of directors of the Foundation, which has the power to vote and dispose of the Common Units held by the Foundation. As a result, each of VTTI, VIP, VIP Finance, Buckeye North Sea, Martank, Buckeye Terminal, Buckeye and Vitol may be deemed to share beneficial ownership over the Common Units held of record by the Foundation.
(2) Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC have shared voting power as to 2,881,999 common units and shared dispositive power as to 2,881,999 common units. This information is based on the Schedule 13G filed by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC on February 6, 2017.
(3) These securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Ivy Investment Management Company (“IICO”), an investment advisory subsidiary of Waddell & Reed Financial, Inc. (“WDR”) or Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of Waddell & Reed, Inc. (“WRI”). WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company (“WRFSI”). In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant IICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of 974,523 of these securities and WRIMCO may be deemed the beneficial owner of 1,133,979 of these securities. This information is based on the Schedule 13G filed by Ivy Investment Management Company, Waddell & Reed Investment Management Company, Waddell & Reed, Inc., Waddell & Reed Financial Services, Inc. and Waddell & Reed Financial, Inc. on February 14, 2016.
(4) Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,805,589 common units and shared dispositive power as to 1,805,589 common units. This information is based on the Schedule 13G filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 26, 2017.
B.    Related Party Transactions
We have entered into agreements and completed transactions with related parties in conjunction with our IPO in August 2014 and anticipate doing so in the future. We entered into the following related party transactions or the following agreements were effective during the year ended December 31, 2016:
Omnibus Agreement
We entered into an omnibus agreement (the “Omnibus Agreement”) with VTTI, VTTI MLP Partners B.V., our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the Omnibus Agreement.
Rights of First Offer
Pursuant to the Omnibus Agreement, VTTI granted us a right of first offer to purchase the then remaining 64.0%, currently 49.0%, of VTTI Operating and other existing and future terminaling and related energy infrastructure assets held by VTTI.
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
Guarantees and New or Extended Contracts
Pursuant to the Omnibus Agreement, VTTI guaranteed the rates of certain capacity contracted by Vitol for a specified period of time after the applicable Vitol terminaling services agreements expire. If VTTI had failed to reimburse the Partnership for the aggregate monthly amount that Vitol would have paid under the expiring terminaling services agreements, Vitol and MISC, jointly and severally, would have been required to reimburse the Partnership for such losses. In connection with the acquisition of MISC's 50% share of VTTI, Vitol agreed to extend or enter into new terminaling services agreements with terms expiring on or after the end of each agreement's respective guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity currently set forth in the existing Vitol terminaling services agreements. On November 9, 2015, following a determination by the Board that the guarantees by VTTI, Vitol and MISC were no longer necessary upon the effectiveness of the new Vitol terminaling services agreements, the parties to the Omnibus Agreement amended the Omnibus Agreement to remove all provisions related to such guarantees.
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

In conjunction with our formation transactions, we recognized $24.4 million of construction work in progress and a corresponding liability for the amount due under the ATB Phase 2 Loan. The $24.4 million liability was then settled as part of our formation transactions. During the period ended December 31, 2016 and 2015, $0.0 million and $20.0 million respectively was drawn down under the related facility. See further discussion below for additional information on the ATB Phase 2 Loan.

In July 2014, VTTI granted to ATB a $95 million loan facility. ATB periodically draws on this facility to pay for costs and expenses related to ATB Phase 2. As of December 31, 2016 and 2015, $66.9 million and $75.2 million respectively, is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. ATB may utilize the facility upon three business days’ notice to VTTI. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced upon the completion of ATB Phase 2 in August 2015.

In August 2015, ATB Phase 2 initiated operations and as such began recording revenue and related expenses for the operations of the Phase 2 assets. As the Phase 2 assets are part of ATB, the associated revenues and expenses for ATB Phase 2 are included in the Partnership's consolidated statement of operations and consolidated balance sheet. In accordance with the agreement described further above, revenue received in excess of the costs to operate ATB Phase 2 are to repay outstanding amounts drawn under the facility including interest, and any excess cash at ATB related to the ATB Phase 2 assets is for the benefit of VTTI BV and as such is classified as restricted cash on the Partnership's consolidated balance sheet. Net income derived from the ATB Phase 2 assets which is not for the benefit of the Partnership due to the contractual terms noted above for the years ended December 31, 2016 and 2015 was $4.4 million and $1.6 million respectively.
Administrative Services Agreement and Secondment Agreement
We entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, an indirect subsidiary of VTTI, VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct.
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
In accordance to the First Amendment to the Administrative Services Agreement, VTTI Holdings receives a service fee in US Dollars equal to the actual cost of the services plus 5 percent per year in connection with providing services under the Administrative Services Agreement in addition to a reimbursement for all other out-of-pocket costs, expenses, disbursements and charges incurred by VTTI Holdings in connection with the administrative services.
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
Pursuant to the Secondment Agreement, VTTI Services, pursuant to which VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide the services described in the Administrative Services Agreement. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. Total amounts incurred under the secondment agreement and reimbursement of expenses to VTTI Services for the period ended December 31, 2016 and 2015 were $3.3 million and $1.9 million respectively.
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
Terminaling Services Agreements with Vitol
We are party to several terminaling services agreements with Vitol which provided 69%, 76% and 77% of our revenue for the years ended December 31, 2016, 2015 and 2014 respectively.
Services from VTTI
The Partnership uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services, various interest expense and guarantee commissions from VTTI and for other central management and administrative functions. A breakdown of the central service costs included is as follows:

(in US$ millions)	2016	2015	2014
IT and IT related services	2.6	2.6	3.0
HSE services	0.1	0.1	0.1
HR services	9.7	10.4	11.8
Interest expense	6.3	4.4	13.5
Guarantee commission	—	0.1	—
Share in governance and stewardship VTTI	4.3	4.7	4.6
Long Term Incentive Plan	—	—	3.3
Other general and administrative expenses	2.9	3.1	3.0
Total related party expenses	25.9	25.4	39.3
For additional disclosure regarding the above related party transactions, see Note 14 of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
Other Related Party Transactions
As a result of our relationships with VTTI and its affiliates, we, our general partner and our subsidiaries have entered into and may in the future enter into various agreements that may not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “transactions with affiliates” or “related party transactions.” For additional disclosure regarding related party transactions, see Note 14 of the consolidated and combined carve-out financial statements included elsewhere in this annual report.
Conflicts Committee
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

•
Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. VTTI indirectly beneficially owns all of our subordinated units outstanding as of December 31, 2016 and 2015.

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

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in storage rates, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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
Minimum Quarterly Distribution
The holders of our common units are eligible to at least the minimum quarterly distribution of $0.2625 per unit on a quarterly basis, or $1.05 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.
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

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.2625	98.0%	2.0%	0%
First Target Distribution	up to $0.301875	98.0%	2.0%	0%
Second Target Distribution	above $0.301875 up to $0.328125	85.0%	2.0%	13.0%
Third Target Distribution	above $0.328125 up to $0.393750	75.0%	2.0%	23.0%
Thereafter	above $0.393750	50.0%	2.0%	48.0%
Quarterly Distributions
The following table below sets out the quarterly distributions declared and paid to our unitholders since our IPO.

	Amount declared and paid per unit ($)				Amount declared and paid ($m)
Period in respect of	General Partner	Common units	Subordinated units	Incentive Distribution rights	General Partner	Common units	Subordinated units	Incentive distribution rights	Total
Q3 2014 (1)	0.159783	0.159783	0.159783	—	0.1	3.25	3.25	—	6.6
Q4 2014	0.2625	0.2625	0.2625	—	0.1	5.3	5.3	—	10.7
Q1 2015	0.2719	0.2719	0.2719	—	0.2	5.5	5.5	—	11.2
Q2 2015	0.2815	0.2815	0.2815	—	0.2	5.7	5.7	—	11.6
Q3 2015	0.2925	0.2925	0.2925	—	0.2	5.9	5.9	—	12.0
Q4 2015	0.3015	0.3015	0.3015	—	0.2	6.1	6.1	—	12.4
Q1 2016	0.31085	0.31085	0.31085	—	0.3	6.3	6.3	—	12.8
Q2 2016	0.3204	0.3204	0.3204	—	0.3	6.5	6.4	—	13.2
Q3 2016	0.3281	0.3281	0.3281	—	0.3	8.4	6.6	0.2	15.5
Q4 2016 (2)	0.3360	0.3360	0.3360	—	0.3	8.6	6.8	0.3	16.0

(1)
The distribution was prorated for the period beginning August 6, 2014, the closing date of our IPO, and ending on September 30, 2014, and was equivalent to our minimum quarterly distribution of $0.2625 per outstanding unit.

(2)	The Q4 2016 distribution was paid subsequent to December 31, 2016 on February 14, 2017.

B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
The high and low market prices for our common units as reported by the NYSE, for the years, quarters and months indicated below are as follows:

	High	Low
Year ended December 31, 2016	21.74	14.80
Year ended December 31, 2015	28.20	16.33
Year ended December 31, 2014 (1)	27.58	20.26
First quarter 2017	19.40	16.28
Fourth quarter 2016	19.39	15.40
Third quarter 2016	21.48	17.66
Second quarter 2016	21.74	17.98
First quarter 2016	21.74	14.80
Fourth quarter 2015	21.46	16.33
Third quarter 2015	26.06	17.97
Second quarter 2015	28.01	23.60
First quarter 2015	28.20	20.09
Fourth quarter 2014	26.58	20.84
Third quarter 2014 (2)	27.58	20.26
Month ended April 30, 2017 (3)	19.20	18.65
Month ended March 31, 2017	19.40	18.30
Month ended February 28, 2017	19.25	18.00
Month ended January 31, 2017	18.80	16.28
Month ended December 31, 2016	18.10	15.40
Month ended November 30, 2016	18.20	16.25
Month ended October 31, 2016	19.39	17.00
Month ended September 30, 2016	19.27	17.66
Month ended August 31, 2016	21.45	18.14
Month ended July 31, 2016	21.48	19.12
Month ended June 30, 2016	21.74	17.98
Month ended May 31, 2016	20.76	18.47
Month ended April 30, 2016	20.78	18.25
Month ended March 31, 2016	19.91	17.20
Month ended February 29, 2016	18.72	14.99
Month ended January 31, 2016	21.74	14.80
Month ended December 31, 2015	21.04	16.33
Month ended November 30, 2015	21.13	18.70
Month ended October 31, 2015	21.46	18.72

(1)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through December 31, 2014.

(2)	Includes the period from August 1, 2014, the date on which the Partnership’s common units began trading on the NYSE, through September 30, 2014.

(3)	Includes the period from April 1, 2017 through April 27, 2017.

B.    Plan of Distribution
Not applicable.

C.	Markets
Our common units started trading on the NYSE under the symbol “VTTI” on August 1, 2014.

D.	Selling Unitholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Unit Capital
Not applicable.

B.	Memorandum and Articles of Association
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

5.
First Amendment to the Administrative Services Agreement, dated as of January 12, 2017, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”

6.
Secondment Agreement, dated as of August 6, 2014, by and between VTTI MLP Services Ltd and VTTI MLP Holdings Ltd. See “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement and Secondment Agreement.”

7.
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

8.
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

10.
Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015 from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility,"

11.
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

12.
Amendment Letter to the Facility Agreement, dated September 17, 2015, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—VTTI Operating Revolving Credit Facility."

13.
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

15.
MLP Loan Agreement, dated as of July 18, 2014 between VTTI Energy Partners LP and VTTI B.V. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—MLP Loan Agreement."

16.
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

17.
VTTI MLP B.V. Note Purchase Agreement, dated December 15, 2015. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Credit Facilities and Debt Arrangements—Senior Unsecured Notes."

18.
Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of September 17, 2010, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

19.
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

21.
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

25.
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

27.
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

30.
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

34.
First Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of October 10, 2012 between Eurotank Amsterdam B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

35.
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

40.
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

42.
Third Amendment Agreement to the Term Storage Agreement 2009-01, dated January 21, 2013 between ATT Tanjung Bin Sdn. Bhd. And Vitol Asia Pte Ltd. See "Item 4. Information on the Partnership—Business Overview—Contracts."

43.
Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of September 30, 2011 between Euro Tank Terminal B.V. and Vitol S.A See "Item 4. Information on the Partnership—Business Overview—Contracts."

44.
Second Amendment Agreement to the Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

45.
Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A.See “Item 4. Information on the Partnership—Business Overview—Contracts.”

46.
Second Amendment Agreement to the Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of November 9, 2015 between Euro Tank Terminal B.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

47.
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

49.
Storage Contract 2014-1 for the Storage and Handling of Fuel Oil, dated as of October 1, 2014, between Euro Tank Terminal BV and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

50.
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

52.
Term Storage Agreement 2016-01 for the Storage and Handling of Gasoil, dated as of February 1, 2016, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. See "Item 4. Information on the Partnership—Business Overview—Contracts."

53.
Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated February 1, 2010 between Seaport Canaveral, Corp. and Vitol Inc. See “Item 4. Information on the Partnership—Business Overview—Contracts.”

54.
Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of March 1, 2015, between Seaport Canaveral, Corp. and Vitol Inc. See "Item 4. Information on the Partnership—Business Overview—Contracts."

55.
Second Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of November 9, 2015 between Seaport Canaveral Corp. and Vitol Inc. See "Item 4. Information on the Partnership—Business Overview—Contracts."

56.
Third Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of September 6, 2016, between Seaport Canaveral Corp. and Vitol Inc. See "Item 4. Information on the Partnership—Business Overview—Contracts."

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
Non-U.S. Tax Considerations
Marshall Islands Tax Consequences
The following discussion is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or carry on business or conduct transactions in, the Republic of the Marshall Islands.
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
Unitholders who are, or have been deemed, resident of the Netherlands for Netherlands tax purposes and/or subject to Netherlands tax for any source or reason other than by virtue of their ownership of our common units are urged to consult their own tax advisors regarding the potential Netherlands tax consequences to them of an investment in our common units.
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
Interest Rate Risks
We are subject to market risks relating to changes in interest rates because we, our indirect subsidiary, VTTI Operating, and our indirect subsidiary ATB, has floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we have used interest rate swaps to reduce our exposure to interest rate risks. Interest rate swaps are used to convert all or a portion of our floating rate debt obligations based on LIBOR or EURIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt and is not for speculative or trading purposes. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.
As of December 31, 2016 and 2015, we were party to interest rate swap contracts with a combined total net notional debt amount in US dollars of $105.2 million and $431.6 million respectively. We have contracts in which we receive floating rates and pay fixed rates as well as contracts where we pay floating and receive fixed rates. Under the terms of the receive floating rates and pay fixed rate interest rate swaps, we receive LIBOR or EURIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.67% per annum and 1.88% per annum. These agreements have maturity dates in July 2018. Under the terms of the pay floating and receive fixed rates interest rate swaps. we receive payments at fixed rates between .049% and 0.752% per annum and pay LIBOR or EURIBOR based on variable rates.
As of December 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was $172.9 million compared to a net exposure to floating interest rate fluctuations of $0.0 million as of December 31, 2015. The change in our net exposure to floating interest rate fluctuations is a result of entering into counter interest rate swaps during the year, which offset a portion of our existing paying fixed rate interest rate swap contracts, which were entered into at the time of original drawdown on the VTTI Operating Revolving Credit Facility in 2014. A 1% change in short-term interest rates would result in an increase or decrease to our net interest expense when taking into the effect of our interest rate swaps of $1.7 million on an annual basis as of December 31, 2016.
In July 2014 we terminated existing interest rate swaps agreements and entered into new interest rate swap agreements which do not qualify for hedge accounting and therefore the change in fair value of these interest rate swap agreements are reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2016 and 2015, we have an unrealized derivative liability of $8.6 million and $10.9 million respectively. Additionally as of December 31, 2016 we have an unrealized derivative asset of $0.1 million.
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
The Partnership enters into forward foreign exchange contracts to manage its exposure to exchange rate fluctuations and provide a level of certainty on its estimated net Euro cash flows in US Dollars. As of December 31, 2016, we were party to Euro/US Dollar forward foreign exchange contracts with a combined notional amount of €141.0 million with various maturity dates between March 2017 and December 2020 and a weighted average U.S. Dollar receiving rate of 1.3174.
In addition, in April 2016, the Partnership entered into non-deliverable forward contracts with various maturity dates between December 2016 and December 2020 with a combined notional amount of $26.8 million and a weighted average rate of 4.0698 Malaysian Ringgit to U.S. Dollar rate to manage exposure to exchange rate fluctuations with regards to Malaysian Ringgit operating costs incurred at our Malaysian terminal.
Our forward foreign exchange contracts do not qualify for hedge accounting and therefore the change in fair value is reflected as a gain or loss in our consolidated and combined carve-out statement of operations. As of December 31, 2016 and 2015, we had a forward foreign exchange rate derivative asset of $30.5 million and $33.9 million respectively. Additionally as of December 31, 2016, we had a forward foreign exchange rate derivative liability of $3.2 million.
A 10% increase or decrease in the December 31, 2016 foreign exchange rate between the Euro and the US dollar would result in an increase or decrease of $14.9 million based on our existing forward exchange contracts. A 10% increase or decrease in the December 31, 2016 foreign exchange rate between the US Dollar and the Malaysian Ringgit would result in an increase or decrease of $0.3 million based on our existing forward exchange contracts.
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
Concentration of Credit Risk
A significant percentage of our revenue is attributable to a relatively limited number of customers, including Vitol. Our top five customers accounted for 88%, 92% and 93% of our revenue for the years ended December 31, 2016, 2015 and 2014, respectively, including Vitol, which accounted for 69%, 76% and 77% of our revenue for the years ended December 31, 2016, 2015 and 2014, respectively.
We regularly perform credit evaluations of our customers and we typically have the right of lien and/or retention over our customer's product to secure payments. We negotiate the fees for our services at the outset of our fee-based agreements and under certain contracts, the fees are due in advance on the first of the month.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that , our internal controls over financial reporting are effective as of December 31, 2016.

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
Our principal accountant for the years ended December 31, 2016 and 2015 was Ernst & Young (Accountants) LLP. Fees incurred by the Partnership for Ernst & Young (Accountants) LLP’s services for the year ending December 31, 2016 and 2015 were as follows:

Fees	2016	2015
Audit fees	$891,353	$711,850
Audit-related fees	66,600	—
Tax fees	—	—
All other fees	—	—
Total fee	$957,953	$711,850

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
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Partnership’s independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Partnership’s principal accountant for all periods in 2016 and in 2015.

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

Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2016, 2015 and 2014	F- 3
Consolidated and Combined Carve-out Statements of Comprehensive Income (Loss) for the years ended December 31, 2016, 2015 and 2014	F- 4
Consolidated Balance Sheets as of December 31, 2016 and 2014	F- 5
Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31 2016, 2015 and 2014	F- 6
Consolidated and Combined Carve-out Statements of Changes in Partners’ Capital/Parent’s Equity for the years ended December 31, 2016, 2015 and 2014	F- 7
Notes to the Consolidated and Combined Carve-out Financial Statements	F- 8
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

4.2*
Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2014, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd and VTTI MLP B.V. (incorporated by reference to Exhibit 4.2 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.3*
Omnibus Agreement, dated as of August 6, 2014, among VTTI B.V., VTTI MLP Partners B.V., VTTI Energy Partners GP LLC, VTTI Energy Partners LP, VTTI MLP Holdings Ltd, VTTI MLP B.V. and, solely for the purposes of Article V, Vitol Holding B.V. and MISC Berhad (incorporated by reference to Exhibit 4.3 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.4*
First Amendment to the Omnibus Agreement, dated as of November 9, 2015, by and among VTTI B.V., VTTI Energy Partners LP, VTTI Energy Partners GP LLC, VTTI MLP Partners B.V., VTTI MLP Holdings Ltd, VTTI MLP B.V., Vitol Holding B.V. and MISC Berhad (incorporated by reference to Exhibit 4.4 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.5*
Administrative Services Agreement, dated as of August 6, 2014, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd (incorporated by reference to Exhibit 4.4 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.5.1	First Amendment to the Administrative Services Agreement, dated as of January 12, 2017, by and between VTTI Energy Partners GP LLC, VTTI Energy Partners LP and VTTI MLP Holdings Ltd

4.6*
Secondment Agreement, dated as of August 6, 2014, by and between VTTI MLP Services Ltd and VTTI MLP Holdings Ltd (incorporated by reference to Exhibit 4.5 to the Partnership’s Annual Report (File No. 001-36574), filed on Form 20-F filed on April 30, 2015)

4.7*
Facility Agreement, dated as of June 26, 2014, among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Labuan Branch, BNP Paribas, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, The Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Oversea Chinese Banking Corporation Limited, London Branch, Société and Sumitomo Mitsui Banking Corporation, Singapore Branch, as Joint Lead Arrangers, and the lenders party thereto (incorporated by reference to Exhibit 10.22 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907) filed on July 14, 2014)

4.8*
Amendment to Facility Agreement, dated as of December 2, 2014, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent (incorporated by reference to Exhibit 4.28 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.9*
Second Amendment to Facility Agreement, dated as of January 26, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent (incorporated by reference to Exhibit 4.29 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.10*
Accordion Commitment Notice to Facility Agreement, dated as of March 18, 2015, from VTTI MLP B.V. to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International (incorporated by reference to Exhibit 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.11*
Guarantee Confirmation Deed to Facility Agreement, dated as of March 18, 2015, by and among VTTI MLP B.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International and the guarantors party thereto (incorporated by reference to Exhibit 4.31 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.12*
Amendment Letter to the Facility Agreement, dated as of September 17, 2015, by and between VTTI MLP B.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International, as agent (incorporated by reference to Exhibit 4.12 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.13*
Shareholder Loan Agreement, dated as of July 8, 2014, between ATT Tanjung Bin Sdn Bhd and VTTI B.V. (incorporated by reference to Exhibit 4.25 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.14*
Shareholder Support Undertaking Relating to the Phase 2 Project, dated as of July 8, 2014, among ATT Tanjung Bin Sdn Bhd, VTTI B.V. and VTTI MLP B.V. (incorporated by reference to Exhibit 4.26 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.15*
MLP Loan Agreement, dated as of July 18, 2014, between VTTI Energy Partners LP and VTTI B.V. (incorporated by reference to Exhibit 4.17 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.16*
Purchase and Sale Agreement, dated as of June 30, 2015, between VTTI MLP Partners B.V. and VTTI MLP Holdings Ltd. (incorporated by reference to Exhibit 4.18 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.17*
VTTI MLP B.V. Note Purchase Agreement, dated as of December 15, 2015, between VTTI MLP B.V. and the purchasers party thereto (incorporated by reference to Exhibit 4.19 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.18*†
Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of September 17, 2010, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.11 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.19*†
Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of March 26, 2012, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.12 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.20*
First Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.36 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.21*†
Second Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.37 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.22*†
Third Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of June 26, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.24 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.23*
Fourth Amendment Agreement to the Term Storage Contract 2010-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.25 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.24*†
Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A. (incorporated by reference to Exhibit 10.9 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on July 22, 2014)

4.25*
First Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of July 2, 2014, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 10.24 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on July 3, 2014)

4.26*
Second Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of April 28, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.35 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.27*
Third Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of June 24, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.29 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.28*
Fourth Amendment Agreement to the Term Storage Contract 2010-04 for the Storage and Handling of Jet and Kerosene, dated as of November 9, 2015, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.29*†
Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of January 1, 2015, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.31 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.30*†
First Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of March 26, 2015, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.32 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.31*
Second Amendment Agreement to the Term Storage Agreement 2015-01 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.33 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.32*†
Term Storage Agreement 2015-02 for the Storage and Handling of Gasoil, dated as of July 1, 2015, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.34 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.33*†
Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2011, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 10.8 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.34*
First Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of October 10, 2012, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.36 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.35*
Second Amendment Agreement to the Storage and Handling Contract V. Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of January 1, 2013, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.37 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.36*†
Third Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of April 7, 2014, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.38 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.37*
Fourth Amendment Agreement to the Storage and Handling Contract V.Mogas-1 for the Storage and Handling of Mogas and Mogas Components, dated as of November 9, 2015, between Eurotank Amsterdam B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.38*†
Term Storage Agreement 2015-VB for the Storage and Handling of Crude Oil, Condensate and Petroleum Products, dated as of October 26, 2015, between VTTI Fujairah Ltd Fzc and Vitol S.A. (incorporated by reference to Exhibit 4.40 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.39*†
Term Storage Agreement 2009-01, dated December 15, 2009, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.18 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.40*
First Amendment Agreement to the Term Storage Agreement 2009-01, dated September 15, 2010, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.19 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.41*†
Second Amendment Agreement to the Term Storage Agreement 2009-01, dated February 18, 2011, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 10.20 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.42*†
Third Amendment Agreement to the Term Storage Agreement 2009-01, dated January 21, 2013, between ATT Tanjung Bin Sdn. Bhd. and Vitol Asia Pte Ltd. (incorporated by reference to Exhibit 4.44 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.43*†
Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of September 30, 2011, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 10.16 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.44*
Second Amendment Agreement to the Storage Contract 2011-09 for the Storage and Handling of Jet and Jet Components, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.46 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.45*†
Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of September 30, 2011, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.47 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.46*
Second Amendment Agreement to the Storage Contract 2011-10 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.48 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.47*†
Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of September 29, 2011, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.49 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.48*
First Amendment Agreement to the Storage Contract 2011-13 for the Storage and Handling of Gasoil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.50 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.49*†
Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of October 1, 2014, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.38 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.50*†
First Amendment Agreement to the Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of January 3, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.51*
Third Amendment Agreement to the Storage Contract 2014-01 for the Storage and Handling of Fuel Oil, dated as of November 9, 2015, between Euro Tank Terminal B.V. and Vitol S.A. (incorporated by reference to Exhibit 4.53 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.52*†
Term Storage Agreement 2016-01 for the Storage and Handling of Gasoil, dated as of February 1, 2016, between Antwerp Terminal and Processing Company N.V. and Vitol S.A. (incorporated by reference to Exhibit 4.54 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.53*†
Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated February 1, 2010, between Seaport Canaveral Corp. and Vitol Inc. (incorporated by reference to Exhibit 10.17 to the Partnership’s Registration Statement on Form F-1 (File No. 333-196907), filed on May 29, 2014)

4.54*†
Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of March 1, 2015, between Seaport Canaveral Corp. and Vitol Inc. (incorporated by reference to Exhibit 4.34 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

4.55*
Second Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of November 9, 2015, between Seaport Canaveral Corp. and Vitol Inc. (incorporated by reference to Exhibit 4.57 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 29, 2016)

4.56	Third Amendment Agreement to the Terminalling Services Contract C100101 Seaport Canaveral Storage and Handling Contract, dated as of September 6, 2016, between Seaport Canaveral Corp. and Vitol Inc.

8.1*	Subsidiaries of VTTI Energy Partners LP (incorporated by reference to Exhibit 8.1 to the Partnership’s Annual Report on Form 20-F (File No. 001-36574), filed on April 30, 2015)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

13.2	Consent of Independent Registered Public Accounting Firm

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

*	Incorporated by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VTTI ENERGY PARTNERS LP
By:	VTTI Energy Partners GP LLC, its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer
Date: April 28, 2017

1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Unitholders of VTTI Energy Partners LP
We have audited the accompanying consolidated balance sheets of VTTI Energy Partners LP as of December 31, 2016 and 2015, and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in Partners’ Capital/Parent’s equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated and combined carve-out financial statements referred to above present fairly, in all material respects, the consolidated financial position of VTTI Energy Partners LP at December 31, 2016 and 2015, and the consolidated and combined carve-out results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Accountants LLP
Rotterdam, The Netherlands
April 28, 2017

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(in US$ millions, except per unit data)

	Notes	2016	2015	2014

Revenues, third parties		97.5	69.7	70.8
Revenues, affiliates	3,4	214.7	220.0	232.4
Total revenues	18	312.2	289.7	303.2
Operating costs and expenses:
Operating costs		80.2	76.2	92.9
Depreciation and amortization	7,8	72.6	68.4	70.7
Selling, general and administrative		29.2	30.9	27.2
Loss on disposal of property, plant and equipment		0.8	0.6	—
Total operating expenses		182.8	176.1	190.8
Other operating income	22	—	9.3	—
Total operating income		129.4	122.9	112.4
Other (expense)/income:
Interest expense, including related party	19	(25.9)	(12.6)	(21.1)
Other finance expense	19	(2.2)	(2.5)	(5.3)
Net loss on foreign currency transactions		(10.7)	(24.7)	(15.3)
(Loss)/gain on derivative financial instruments	15	(0.1)	20.1	10.6
Total other (expense)/income		(38.9)	(19.7)	(31.1)
Income before income tax expense		90.5	103.2	81.3
Income tax expense	13	(17.9)	(28.2)	(24.4)
Net income		72.6	75.0	56.9
Non-controlling interest		(47.4)	(52.5)	(15.7)
Net income attributable to VTTI Energy Partners LP Owners		25.2	22.5	41.2
Earnings per unit (1)	25
Common unit - basic		$0.5839	$0.5478	$0.1607
Common unit - diluted		$0.5811	$0.5478	$0.1607
Subordinated unit - basic and diluted		$0.5839	$0.5478	$0.1607
General partner unit - basic and diluted		$0.5839	$0.5478	$0.1607

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

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(in US$ millions)

	2016	2015	2014
Net income	72.6	75.0	56.9
Other comprehensive income:
Postretirement benefit plan adjustment, net of tax	—	0.6	(0.1)
Exchange rate translation difference, net of tax	(4.6)	(17.5)	(19.7)
Effective portion cash-flow hedge, net of tax	—	—	5.3
Total other comprehensive loss	(4.6)	(16.9)	(14.5)
Total comprehensive income	68.0	58.1	42.4
Comprehensive income attributable to:
Parent’s equity	—	—	31.3
Non-controlling interest	44.9	40.4	9.1
VTTI Energy Partners LP owners	23.1	17.7	2.0
Total comprehensive income	68.0	58.1	42.4
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015
(in US$ millions)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents		20.6	55.9
Restricted cash		1.7	3.0
Trade accounts receivable	6	4.0	4.7
Affiliates	4	18.2	16.4
Other receivables and current assets	6	16.7	12.7
Prepaid expenses	6	1.6	1.2
Derivative assets	15	11.4	11.0
Total current assets		74.2	104.9
Non-current assets
Long-term receivables		1.0	1.0
Long-term prepaid expenses	6	20.5	21.7
Deferred tax assets	13	24.2	28.3
Property, plant and equipment	7	1,200.6	1,227.2
Intangible assets, net	8	33.4	35.2
Goodwill	9	107.7	110.2
Derivative assets	15	19.2	22.9
Total non-current assets		1,406.6	1,446.5
Total assets		1,480.8	1,551.4
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		17.2	19.7
Affiliates	4	5.9	10.2
Current installments of long-term debt, affiliates	10	6.0	8.9
Derivative liabilities	15	6.3	5.1
Other liabilities and accrued expenses	16	21.2	33.3
Total current liabilities		56.6	77.2
Non-current liabilities
Long-term debt	10	554.0	541.6
Derivative liabilities	15	5.4	5.8
Long-term debt, affiliates	10	135.9	141.3
Postretirement benefit and post-employment obligation	11	9.9	9.6
Environmental provisions	12	18.0	19.8
Deferred tax liabilities	13	77.9	65.8
Other long-term liabilities		17.2	16.2
Total non-current liabilities		818.3	800.1
Total liabilities		874.9	877.3
Commitments and Contingencies	17
Equity
Partners’ capital
Common unitholders 25,595,500 units issued and outstanding at December 31, 2016 (2015: 20,125,000 issued and outstanding)		180.2	115.9
Subordinated unitholders 20,125,000 units issued and outstanding at December 31, 2016 and 2015		85.0	115.9
General partner unitholders 933,071 units issued and outstanding at December 31, 2016 (2015: 821,429 issued and outstanding)		5.2	4.6
Total partners’ capital		270.4	236.4
Accumulated Other Comprehensive Income	20	(13.8)	(10.8)
Total equity before non-controlling interests		256.6	225.6
Non-controlling interests		349.3	448.5
Total equity		605.9	674.1
Total liabilities and equity		1,480.8	1,551.4
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(in US$ millions)

	2016	2015	2014
Cash flows provided by operating activities:
Net income	72.6	75.0	56.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	72.5	68.4	70.7
Loss on disposal and write-off of property, plant & equipment	0.8	0.6	—
Deferred income tax expense	17.5	28.2	24.4
Unrealized loss on foreign currency transactions	10.7	24.7	14.4
Unrealized (gain)/loss on derivative instruments	4.0	(15.6)	(22.0)
Non-cash straight-lined revenues	(2.2)	—	—
Non-cash unit based compensation	0.3	—	—
Changes in operating assets and liabilities
Increase (decrease) in provisions	(1.2)	(1.2)	(4.8)
Increase (decrease) in other long-term liabilities	1.0	2.4	3.5
Decrease (increase) in trade accounts receivable	(1.8)	4.4	(0.7)
Decrease (increase) in receivables, affiliates	(1.7)	5.6	(2.9)
Decrease (increase) in other receivables	0.7	8.5	12.3
Increase (decrease) in trade accounts payable	(2.1)	7.6	(4.4)
Increase (decrease) in payables, affiliates	(3.8)	9.9	(31.1)
Increase (decrease) in other current liabilities	(11.4)	2.1	17.7
Net cash provided by operating activities	155.9	220.6	134.0
Cash flows from investing activities
Capital expenditures	(66.5)	(81.0)	(121.2)
Acquisition of additional interest in VTTI Operating	(96.2)	(75.0)	—
Net cash used in investing activities	(162.7)	(156.0)	(121.2)
Cash flows from financing activities
Contribution from owners	—	—	3.3
Proceeds from unit issuances	102.7	—	—
Proceeds from long-term debt	35.0	530.4	1,042.2
Repayment of long-term debt	(21.4)	(436.7)	(1,006.5)
Debt issue costs paid	(2.8)	—	—
Restricted cash	1.3	(0.8)	5.8
Distributions paid to unitholders	(54.0)	(46.0)	(54.9)
Dividends paid to non-controlling interests	(89.0)	(90.1)	(18.9)
Net cash used in financing activities	(28.2)	(43.2)	(29.0)
Effect of exchange rate changes on cash	(0.3)	(1.8)	(2.0)
Net increase/(decrease) in cash and cash equivalents	(35.3)	19.6	(18.2)
Cash and cash equivalents at beginning of the reporting period	55.9	36.3	54.5
Cash and cash equivalents at end of the reporting period	20.6	55.9	36.3
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements

VTTI ENERGY PARTNERS LP
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS' CAPITAL/PARENT'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(in US$ millions)

	Parent’s Equity	Common units	Subordinated units	General Partner	Accumulated Other Comprehensive Income	Total before Non- controlling Interest	Non- controlling Interest	Total Partners' Capital/ Parent's Equity
Balance at December 31, 2013	594.8	—	—	—	—	594.8	50.9	645.7
Net income	34.6	—	—	—	—	34.6	2.9	37.5
Other comprehensive income	(3.3)	—	—	—	—	(3.3)	(0.9)	(4.2)
Cash dividends	(48.4)	—	—	—	—	(48.4)	(4.0)	(52.4)
Loan conversion to equity	204.0	—	—	—	—	204.0	—	204.0
Balance at August 6, 2014	781.7	—	—	—	—	781.7	48.9	830.6
Allocation of Partnership Capital to unit holders	(781.7)	138.2	138.2	5.6	(1.4)	(501.1)	501.1	—
Net income	—	3.3	3.3	—	—	6.6	12.8	19.4
Other comprehensive income	—	—	—	—	(4.6)	(4.6)	(5.7)	(10.3)
Cash distributions	—	(3.2)	(3.2)	(0.1)	—	(6.5)	(14.9)	(21.4)
Contribution from owners	—	2.0	2.0	0.1	—	4.1	4.7	8.8
Balance at December 31, 2014	—	140.3	140.3	5.6	(6.0)	280.2	546.9	827.1
Net income	—	11.0	11.0	0.5	—	22.5	52.5	75.0
Other comprehensive income	—	—	—	—	(4.8)	(4.8)	(12.1)	(16.9)
Cash distributions	—	(22.5)	(22.5)	(1.0)	—	(46.0)	(90.1)	(136.1)
Purchase of additional interest in VTTI Operating	—	(12.9)	(12.9)	(0.5)	—	(26.3)	(48.7)	(75.0)
Balance at December 31, 2015	—	115.9	115.9	4.6	(10.8)	225.6	448.5	674.1
Net income	—	12.9	11.8	0.5		25.2	47.4	72.6
Other comprehensive income	—	—	—	—	(2.1)	(2.1)	(2.5)	(4.6)
Cash distributions	—	(27.3)	(25.4)	(1.3)	—	(54.0)	(89.0)	(143.0)
Unit issuance, net of expenses	—	100.1	—	2.1	—	102.2	—	102.2
Purchase of additional interest in VTTI Operating	—	(22.1)	(17.3)	(0.8)	(0.9)	(41.1)	(55.1)	(96.2)
Unit based compensation	—	0.7	—	0.1	—	0.8	—	0.8
Balance at December 31, 2016	—	180.2	85.0	5.2	(13.8)	256.6	349.3	605.9

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
The assets of the Partnership consist of a 51.0% indirect interest in VTTI MLP B.V., a Netherlands limited liability company (“VTTI Operating”), which owns a portfolio of 6 terminals including, a 100% economic interest of the terminals located in Amsterdam, The Netherlands, Antwerp, Belgium, Johore, Malaysia and Seaport Canaveral, USA and a 90% economic interest of the terminals located in Rotterdam, The Netherlands and Fujariah, UAE. The remaining 49.0% economic interest in VTTI Operating is owned by VTTI, a privately held limited liability company in The Netherlands. VTTI is indirectly owned by Vitol, its affiliates and its investment partners in VIP.
On August 6, 2014 the Partnership completed its Initial Public Offering (the “IPO”) at the New York Stock Exchange (NYSE). In conjunction with IPO, the following formation transactions were consummated:

•
The Partnership incorporated a 100% subsidiary VTTI MLP Holdings Ltd (“VTTI Holdings”), under the laws of the United Kingdom, to acquire through VTTI Holdings, a 36% economic interest in VTTI Operating;

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

•
VTTI MLP Partners BV offered 20,125,000 common units (including the underwriters option) representing a 49% limited partner interest in us to the public for $21.00 per unit in which all of the proceeds were retained by VTTI MLP Partners B.V. Expenses related to the offering were borne by VTTI MLP Partners BV; and

•
We entered into agreements with our general partner and certain of its affiliates, pursuant to which they agreed to, among other things, provide us administrative services, indemnify us for certain liabilities and grant us a right of first offer to acquire the assets from VTTI which include the remaining 64% of the interest in VTTI Operating as well as other terminals that that are owned by VTTI.

On July 1, 2015, VTTI Holdings, our subsidiary acquired an additional 6.6% economic interest in VTTI Operating.
On August 12, 2016, the Partnership issued 5,250,000 common units which comprised of 3,954,664 units to the underwriters of the public offering at a price of $19.05 per unit and 1,295,336 units to VTTI MLP Partners BV at a price of $19.30 per unit. In conjunction with the offering, we issued 107,142 general partner units to our General Partner to maintain its 2% ownership interest. The proceeds from these unit issuances were used to purchase additional interests in VTTI Operating noted below.
On September 1, 2016, VTTI Holdings, our subsidiary, acquired an additional 8.4% economic interest in VTTI Operating. As of December 31, 2016, we have a total 51.0% economic interest and 51.0% voting interest in VTTI Operating.
During the year ended December 31, 2016, the Partnership issued 220,500 common units in conjunction with awards under the VTTI Energy Partners LP 2014 Long-Term Incentive Plan. In conjunction with the issuance of these units, we issued 4,500 general partner units to our General Partner to maintain its 2% ownership interest. See Note 24 Unit based Compensation for further discussion.

The following table lists the Partnership's significant subsidiaries and their purpose as of December 31, 2016.

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
Recent Developments
On March 2, 2017, the board of directors of our general partner received a proposal from VTTI pursuant to which VTTI would acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $18.75 per common unit, representing a 3% premium over the 30 trading day volume weighted average price as of March 1, 2017. If approved, the transaction would be effected through a merger of the Partnership with a wholly-owned subsidiary of VTTI.
The conflicts committee of the board of directors of our general partner is currently considering the proposal. In reviewing the proposal, the conflicts committee has retained its own financial adviser and legal counsel to assist in its work. The proposed transaction is subject to the negotiation and approval of mutually satisfactory definitive documentation by the board of directors of our general partner and its conflicts committee, together with the execution of such documentation by VTTI and us. If a definitive agreement is reached, the transaction will also require approval by at least a majority of the holders of our outstanding common units (other than those common units held by VTTI and its affiliates) and subordinated units. Any transaction would be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize. If a transaction does not materialize, it could have a material adverse effect on the trading price of our units.
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
Pre-IPO basis of consolidation
Prior to the Partnership’s IPO in August 2014, the Partnership’s combined carve-out financial statements have been prepared on a “carve-out” basis for the period January 1, 2014 to August 6, 2014 from the accounting records of VTTI using historical results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI. The combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership and its terminal-owning and operating subsidiaries plus an allocation of items and expenses as described below:

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

Management believes that the allocations included in the combined carve-out financial statements are reasonable to present the results of operations and cash flows of the Partnership on a stand-alone basis for the year ended December 31, 2014. However, the results of operations and cash flows of the Partnership may differ from those that would have been achieved had the Partnership operated autonomously for the year ended December 31, 2014, as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.
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
Note 2 - Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Significant items subject to such estimates and assumptions include the impairment of goodwill and other non-financial assets, useful life of property, plant and equipment, decommissioning costs representing the asset retirement obligations, environmental provisions, employee defined benefit obligations, income taxes, unit based compensation and contingencies.
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
Transactions involving currencies other than an entity’s functional currency during the year are converted into the functional currency using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated and combined carve-out statements of operations.
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
Cash and Cash Equivalents
The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2016 and 2015 cash and cash equivalents were comprised of cash held in banks.
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
Goodwill
Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is not amortized but is annually reviewed for impairment at year-end or more frequently if impairment indicators are identified. The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit.
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
Unit based compensation

The Partnership awards unit based compensation to eligible participants under the Partnership's Long Term Incentive Plan (LTIP). All unit based payments to participants under the LTIP are recognized in our consolidated and combined carve-out statements of operations based on their fair values. The fair values of the awards are estimated on the date of grant. Compensation expense equal to the fair value of the awards that are expected to vest is estimated and recorded over the period the grants are earned, which is the vesting period. Compensation expense estimates are updated periodically. The vesting of the performance unit awards is also contingent upon the attainment of predetermined performance goals. Depending on the estimated probability of attainment of those performance goals, the compensation expense recognized related to the awards could increase or decrease over the remaining vesting period.
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
Income taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carry-forwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which temporary differences are expected to be recovered or settled. We recognize the financial statement effects of a tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if we believe it is more likely than not that such net deferred tax assets will not be realized. Certain of our valuation allowances and tax uncertainties are associated with entities that we acquired in business combinations. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Interest and penalties and the effects of foreign exchange, if any, related to income tax liabilities are included in income tax expense. All deferred income tax amounts are recognized as a long term asset or liability.
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
Other Comprehensive Income
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
Derivative Financial Instruments and Hedging Activities
The Partnership’s primary derivative instruments include interest-rate swap agreements and forward foreign exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss within other income/(expense) in our consolidated and combined carve-out statement of operations. Changes in the fair value of any derivative instrument or non-derivative instrument that we have formally designated as a hedge, including a hedge in a net investment of a subsidiary, are recognized in other comprehensive income/(loss) in our consolidated and combined statement of comprehensive income. Any change in fair value relating to an ineffective portion of a designated hedge is recognized in the consolidated and combined carve-out statement of operations.
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
Recently Issued Accounting Standards
New Accounting Standards Adopted
ASU 2014-12
In June 2014 the FASB issued ASU No. 2014-12 Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation to awards with performance conditions that affect vesting. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. Adoption of ASU No. 2014-12 did not have a material impact on the financial position or the results of operations.
ASU 2015-06
In April 2015, the FASB issued ASU 2015-06, Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. Master limited partnerships (MLPs) apply the two-class method to calculate earnings per unit (EPU) because the general partner, limited partners, and incentive distribution rights holders each participate differently in the distribution of available cash. When a general partner transfers (or “drops down”) net assets to a master limited partnership and that transaction is accounted for as a transaction between entities under common control, the statements of operations of the master limited partnership are adjusted retrospectively to reflect the dropdown transaction as if it occurred on the earliest date during which the entities were under common control. The amendments in ASU 2015-06 specify that for purposes of calculating historical EPU under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner interest, and previously reported EPU of the limited partners would not change as a result of a dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs also are required. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance did not have an impact but will impact the calculation of EPU in periods during which a dropdown transaction of net assets occurs.

New Accounting Standards Not Yet Adopted
ASU No. 2014-9
In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers. The ASU provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date by one year to annual reporting periods beginning after December 15, 2017. The FASB has permitted early adoption beginning after December 15, 2016. The Partnership is currently evaluating the provisions of this accounting standards update and assessing the impact, if any, that it may have on our consolidated results of operations, balance sheets, cash flows or disclosures. The evaluation process includes comparing the new accounting guidance to our current revenue recognition policies, a review of existing contracts with customers and the terms and conditions of such contracts and determining the method of adoption and any related impact on our internal controls.
ASU 2016-01
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10). This update is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in the update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Partnership is evaluating the provisions of this accounting standards update and assessing the impact, if any, that it may have on our consolidated results of operations, balance sheets or cash flows.
ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update introduces a new lease model that requires the recognition of lease assets and lease liabilities on the balance sheet and the disclosure of key information about leasing arrangements. This update is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. The Partnership is evaluating the provisions of this accounting standards update and assessing the impact, if any, that it may have on our consolidated results of operations, balance sheets or cash flows.
ASU 2016-09

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share Based Payment Accounting. This update changes how entities recognize the tax effects of awards in the income statement when the awards vest or are settled as well as revising guidance on employers' accounting for an employee's use of shares to satisfy the employer's statutory income tax withholding obligation and for forfeitures. This update is effective for financial statements issued for annual periods beginning after December 15, 2016 and for interim periods within those fiscal years. Early adoption is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all guidance must be adopted in the same period. If an entity adopts the guidance in an interim period, any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Partnership is evaluating the provisions of this accounting standards update and assessing the impact, if any, that it may have on our consolidated results of operations, balance sheets or cash flows.
ASU 2016-15

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of
Certain Cash Receipts and Cash Payments. This update addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows, with the objective of reducing existing diversity in practice with respect to these items. The guidance must be applied retrospectively, and it is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods, with early adoption permitted. The Partnership is evaluating the provisions of this accounting standards update and assessing the impact, if any, that it may have on our consolidated statement of cash flows.
ASU 2016-18

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, a consensus of the FASB’s Emerging Issues Task Force. This update requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Partnership does not believe the adoption of this guidance will have a material impact on our consolidated results of operations, balance sheets, cash flows or disclosures.

ASU 2017-04

In January 2017, the FASB issued issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. This update simplifies the test for goodwill impairment. The guidance eliminates Step 2 from the goodwill impairment test, which required entities to calculate the implied fair value of a reporting unit's goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Under the new guidance, entities will recognize an impairment charge for the amount by which the fair value of a reporting unit exceeds its carrying amount. The guidance must be applied using a prospective approach and is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The Partnership does not believe the adoption of this guidance will have a material impact on our consolidated results of operations, balance sheets, cash flows or disclosures.

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
As of December 31, 2016, the Partnership mitigates the impact of each of these key factors by typically entering into long-term agreements with customers that have significant terminaling services fee components.
The following table presents revenues and percentage of consolidated and combined carve-out revenues for any customers that accounted for more than 10% of the Partnership's consolidated and combined carve-out revenues during the years ended December 31, 2016, 2015 and 2014.

(in US$ millions)	2016	2015	2014
Revenue - Vitol Group	214.7	220.0	232.4
Percentage of total revenue - Vitol Group	68.8%	76.0%	76.6%
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
Management attempts to minimize credit risk from trade receivables and other receivables by reviewing customers’ credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for trade receivables. The majority of our outstanding trade receivables balance is with the Vitol Group.

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
Note 4 - Related Party Transactions
(a) Related Parties
As of December 31, 2016 and 2015, the entities of the Partnership were owned 100% directly or indirectly except for ETT and FTL which the Partnership indirectly owns 90% of the economic interest. As of December 31, 2016, VTTI has a 47.9% interest in the Partnership through its ownership in common, subordinated and general partner units and VTTI indirectly owns 49.0% of VTTI Operating. As of December 31, 2016, VTTI is indirectly owned by Vitol, its affiliates and its investment partners in VIP. The Vitol Group of companies is a trading company in, amongst others, oil and oil related products, which use the storage, throughput and ancillary services from the Partnership. Prior to November 9, 2015, VTTI was a joint venture 50% owned by Vitol and 50% owned by MISC Berhad (MISC). There were no significant related party transactions with MISC during the periods presented in these financial statements.

Vitol
The revenue from Vitol can be broken down as follows:

(in US$ millions)	2016	2015	2014
Terminaling and throughput fees	197.5	204.0	212.9
Excess throughput & ancillary services	17.2	16.0	19.5
Vitol Group total	214.7	220.0	232.4
Subsidiaries of the Partnership also make purchases from Vitol group companies related to the procurement of insurance and for raw commodity materials for our own use. For the years ended December 31, 2016, 2015 and 2014 these amounts were $3.8 million, $4.6 million and $3.7 million, respectively.
VTTI
The Partnership uses central services for information technology (“IT”) related services, health, safety and environmental (“HSE”) services, human resources (“HR”) recruitment and management development services, various interest and guarantee commissions from VTTI and for other central management and administrative functions. A breakdown of the central service costs included is as follows:

(in US$ millions)	2016	2015	2014
IT and IT related services	2.6	2.6	3.0
HSE services	0.1	0.1	0.1
HR services	9.7	10.4	11.8
Interest expense	6.3	4.4	13.5
Guarantee commission	—	0.1	—
Share in governance and stewardship VTTI	4.3	4.7	4.6
Long Term Incentive Plan	—	—	3.3
Other general and administrative expenses	2.9	3.1	3.0
Total related party expenses	25.9	25.4	39.3
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
Interest expense relates to interest on related party debt from the Partnership to VTTI, and guarantee commissions related to the bank guarantees (if any) given to third parties by VTTI on behalf of the Partnership.
Governance and stewardship of VTTI, long term incentive plan and other general and administrative expenses include other expenses incurred by VTTI which are charged to the Partnership in accordance with the Partnership agreement as these costs are incurred on their behalf. These costs consist mainly of salary and benefits and other administrative costs.
(b) Receivable and Payables to Affiliates
The amounts receivable as of December 31, 2016 and 2015 resulting from the related party transactions are as follows:

(in US$ millions)	2016	2015
Vitol group of companies	12.4	11.8
VTTI group of companies	5.8	4.6
Amounts receivable	18.2	16.4
The amounts payable as of December 31, 2016 and 2015 resulting from the related party transactions are as follows:

(in US$ millions)	2016	2015
Vitol group of companies	0.1	0.1
VTTI group of companies	11.8	19.0
Amounts payable	11.9	19.1
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
(d) ATB Phase 2 Construction and Operations
Prior to our IPO in August 2014, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, began construction of the second phase of our Johore terminal (“ATB Phase 2”). In conjunction with the IPO and pursuant to the Omnibus Agreement, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to VTTI as promptly as reasonably practicable after the closing of our IPO. After good faith efforts to transfer these assets, we found it reasonably impracticable to do so, and ATB continues to own the assets.
In July 2014, VTTI granted to ATB a $95 million loan facility in which ATB periodically drew on this facility to pay for costs and expenses related to the construction of ATB Phase 2. As of December 31, 2016 and 2015, $66.9 million and $75.2 million respectively is outstanding and incurs interest at a rate of LIBOR plus a margin of 3.5%. VTTI additionally agreed to indemnify ATB from all claims and losses incurred by ATB in connection with ATB Phase 2. In consideration for VTTI’s obligations under the ATB Phase 2 Facility, ATB agreed to remit to VTTI all revenue received from ATB Phase 2 in excess of the costs ATB incurs to operate ATB Phase 2. Such excess revenue will initially repay the outstanding amounts drawn on the ATB Phase 2 Facility and, upon repayment of the amounts outstanding under the facility in full, will be remitted to VTTI without restriction. ATB’s repayment obligations commenced when ATB Phase 2 was completed in August 2015.

In conjunction with our formation transactions, we recognized $24.4 million of construction work in progress and a corresponding liability for the amount due under the ATB Phase 2 Loan. The $24.4 million liability was then settled as part of our formation transactions. During the period ended December 31, 2016 and 2015, $0 million and $20 million was drawn down under the related facility. See Note 10 - Long-term Debt for additional information on the ATB Phase 2 Loan.

In August 2015, ATB Phase 2 initiated operations and as such began recording revenue and related expenses for the operations of the Phase 2 assets. As the Phase 2 assets are part of ATB, the associated revenues and expenses for ATB Phase 2 are included in the Partnership's consolidated statement of operations and consolidated balance sheet. In accordance with the agreement described further above, revenue received in excess of the costs to operate ATB Phase 2 are to repay outstanding amounts drawn under the facility including interest and any excess cash at ATB related to the ATB Phase 2 assets is for the economic benefit of VTTI BV and as such is classified as restricted cash on the Partnership's consolidated balance sheet. Net income derived from the ATB Phase 2 assets which is not for the benefit of the Partnership due to the contractual terms noted above for the years ended December 31, 2016 and 2015 was $4.4 million and $1.6 million respectively.
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
				20.5
(f) Administrative Services and Secondment Agreement
In conjunction with our IPO in August 2014, we entered into an administrative services agreement (the “Administrative Services Agreement”) with VTTI Holdings, a wholly owned subsidiary, pursuant to which VTTI Holdings will provide certain management and administrative services to us. Pursuant to the applicable provisions of a secondment agreement (the “Secondment Agreement”) that VTTI Holdings entered into with VTTI Services, an indirect subsidiary of VTTI, VTTI Services makes its employees available to VTTI Holdings, including the executive officers of our general partner, to provide these services. The services provided under the Administrative Services Agreement are provided in a diligent manner, as we may reasonably direct. VTTI Holdings reimburses VTTI Services for the costs that it incurs in providing administration and office expenses as well as compensation and benefits to its employees made available to VTTI Holdings with a cost mark-up of 5% applied to the salaries of back-office staff, 10% applied to the salaries of executive officers and 12.5% applied to executive officer bonuses. Total amounts incurred under the secondment agreement and reimbursement of expenses to VTTI Services for the period ended December 31, 2016, 2015 and 2014 were $3.3 million, $1.9 million and $0.9 million respectively.
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

On September 1, 2016, the Partnership completed the acquisition of an additional 8.4% economic interest in VTTI Operating for total consideration of $96.2 million from VTTI.

As of December 31, 2016 our economic and voting interests in VTTI Operating is 51.0%. See Note 21 - Non Controlling Interests for additional information.
Note 5 - Segment Information
The Partnership does not present segment information as it considers its operations to occur in one reportable segment: the energy storage terminaling business. We derive our revenues and profits from six operating segments being the six geographical locations the terminals operate in. The operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, services, operations, types and classes of customers and methods used to render their services.

Note 6 - Current Assets and Prepaid Expenses
(a) Trade Accounts Receivable
Trade accounts receivable are presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $0 million and $0 million as of December 31, 2016 and December 31, 2015, respectively.
(b) Prepaid Expenses
The prepaid operational lease expenses relate to operational lease expenses paid in advance and are recognized using a straight line basis as lease costs in operating expenses over the period for which the prepayment was made.
Prepaid expenses as of December 31, 2016 and 2015 consist of the following:

(in US$ millions)	2016	2015
Prepaid operating lease	20.5	21.7
Other prepaid expenses	1.6	1.2
Total prepaid expenses	22.1	22.9
Of which non-current	20.5	21.7
Of which current	1.6	1.2
Total prepaid expenses	22.1	22.9
(c) Other Receivables and Current Assets
The other receivables and current assets as of December 31, 2016 and 2015 are as follows:

(in US$ millions)	2016	2015
VAT and other tax receivables	3.8	4.3
Inventories	5.1	4.3
Other receivables	7.8	4.1
Total other receivables and current assets	16.7	12.7

Note 7 - Property, Plant and Equipment
Property, plant and equipment, at cost as of December 31, 2016 and 2015, is as follows:

(in US$ millions)	2016	2015
Land and buildings	91.4	91.4
Tanks, jetties and installations	1,511.4	1,475.8
Other equipment	36.3	35.0
Construction work in progress	67.1	73.6
At cost	1,706.2	1,675.8
Less: accumulated depreciation	(505.6)	(448.6)
Total property, plant and equipment	1,200.6	1,227.2
For the years ended December 31, 2016, 2015 and 2014, interest expenses of $0.5 million, $3.1 million and $2.2 million, respectively, were capitalized as part of the costs of construction work in progress.
Depreciation expense recorded on property, plant and equipment was $71.5 million, $67.2 million and $69.6 million during the years ended December 31, 2016, 2015 and 2014, respectively.
The property, plant and equipment as of December 31, 2016 and 2015, specified by geographical location is as follows:

(in US$ millions)	2016	2015
Amsterdam, NL	218.1	203.8
Rotterdam, NL	223.6	239.7
Antwerp, BE	133.0	135.8
Europe	574.7	579.3
Florida, USA	124.5	128.2
Fujairah, UAE	166.2	169.3
Tanjung Bin, Malaysia	335.2	350.4
Rest of the world	625.9	647.9
Total	1,200.6	1,227.2

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
Capitalized lease rights, at cost as of December 31, 2016 and 2015, are as follows:

(in US$ millions)	2016	2015
Land lease rights	31.4	32.1
Jetty lease rights	7.7	7.9
At cost	39.1	40.0
Accumulated amortization	(5.7)	(4.8)
Net intangibles assets	33.4	35.2
The capitalized lease rights primarily relate to the acquisition of such rights for an adjacent plot of land at the Rotterdam terminal amounting to $33.4 million and $35.2 million as of December 31, 2016 and 2015, respectively for which we paid the former lessee an amount to take over the lease contract with the port authorities.
Amortization expense was $1.1 million, $1.2 million and $1.2 million during the years ended December 31, 2016, 2015 and 2014, respectively. The remaining amortization period is related to the maturity date of the lease and amounts between 36-38 years, as of December 31, 2016. Estimated amortization expense for amortizable intangible assets for the next five years amounts to $1.1 million for each period of 2017 through 2021.
Note 9 - Goodwill
The carrying amount of goodwill was $107.7 million as of December 31, 2016 and $110.2 million as of December 31, 2015. The difference in the carrying amount of goodwill arises from the foreign currency translation from Euro to U.S. dollar for the goodwill which is denominated in Euro.

Goodwill as of December 31, 2016 and 2015 is as follows:

(in US$ millions)	2016	2015
Historical cost price	160.1	175.3
Accumulated impairments	(49.9)	(55.7)
Book value at January 1	110.2	119.6
Movements:
Effect of movements in exchange rates	(2.5)	(9.4)
Impairments	—	—
Book value at December 31	107.7	110.2
Historical cost price	156.0	160.1
Accumulated impairments	(48.3)	(49.9)
Book value at December 31	107.7	110.2

Note 10 - Long-term Debt

Long-term debt as of December 31, 2016 and 2015 comprises the following:

(in US$ millions)	2016			2015
	Amount	Debt issue costs	Total	Amount	Debt issue costs	Total
VTTI Operating Revolving Credit Facility	122.2	(0.1)	122.1	104.0	(0.2)	103.8
ATB Phase 2 Related Party Facility	66.9	—	66.9	75.2	—	75.2
Related Party MLP Loan Agreement	75.0	—	75.0	75.0	—	75.0
Senior Unsecured Notes	434.7	(2.8)	431.9	441.0	(3.2)	437.8
Total debt	698.8	(2.9)	695.9	695.2	(3.4)	691.8
Less: current portion			(6.0)			(8.9)
Total long-term debt			689.9			682.9

(in US$ millions)	2016	2015
Long term debt, affiliates	135.9	141.3
Long-term debt third parties	554.0	541.6
Total long-term-debt	689.9	682.9
VTTI Operating Revolving Credit Facility
Prior to our IPO, VTTI Operating entered into a new €500 million revolving credit facility with a termination date of July 31, 2018 (the “VTTI Operating Revolving Credit Facility”). During the first quarter of 2015, we increased the amount available under the facility by €80 million in accordance with the terms of the facility to a total of €580 million and increased the percentage available for borrowings in US dollars to 60%. As of December 31, 2016 and 2015, $122.2 million and $104.0 million respectively was drawn down on the VTTI Operating Revolving Credit Facility. Borrowings under the facility in Euros incur interest at three month Euribor plus a margin (as defined in the facility) and borrowings in US dollars incur interest at three month Libor plus a margin (as defined in the facility). The proceeds from the facility were used to repay existing indebtedness. The unused portion of the facility is subject to an annual commitment fee of 35% of the interest margin.
In December 2015, we repaid a portion of this facility in the amount of $435.4 million which consisted of €180 million and $245 million, with the proceeds from the issuance of the Senior Unsecured Notes (discussed further below). After the repayment, the total amount of the facility was €359 million. The VTTI Operating Revolving Credit Facility contains covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default under the VTTI Operating Revolving Credit Facility for a facility of this type. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2016 we were in compliance with our covenants under this facility.
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
The principal amounts of the Senior Unsecured Notes are due in full at maturity and interest is due semiannually on June 15th and December 15th. As of December 31, 2016 and 2015, $434.7 million and $441.0 million respectively was outstanding on our Senior Unsecured Notes.
The Senior Unsecured Notes contain covenants and conditions that, among other things, limit VTTI Operating’s ability to make cash distributions, incur indebtedness, create certain liens or security over its assets, make investments and enter into a merger or sale of substantially all of its assets and customary events of default. Financial covenants include a debt cover ratio maximum of 3.5 and an interest coverage ratio minimum of 4.0. As of December 31, 2016 we were in compliance with our covenants for these Senior Unsecured Notes.
ATB Phase 2 Related Party Facility
On July 8, 2014, our subsidiary ATB, as borrower, entered into a related party facility agreement (“the ATB Phase 2 Facility”) with VTTI which provides a maximum borrowing under the facility of $95.0 million in connection with the construction of phase two of our Johore terminal. The facility limit is up to $95 million with a termination date of July 8, 2024. The facility incurs interest at LIBOR plus a margin of 3.5%. The total amount outstanding as of December 31, 2016 and 2015 was $66.9 million and $75.2 million respectively.
Related Party MLP Loan Agreement
In July 2014, VTTI granted to the Partnership a loan facility of $75 million. The loan drawn on this facility may be used for general corporate and working capital purposes including financing of dropdown acquisitions from VTTI. The loan facility incurs interest on the aggregate outstanding balance of the loan at LIBOR plus a margin of 3.5% per annum with a final maturity date of December 31, 2020. On July 1, 2015, we borrowed $75 million under this loan facility. The proceeds of this loan were used for the purchase of an additional 6.6% interest in VTTI Operating. The total amount outstanding as of December 31, 2016 and 2015 was $75.0 million.
Affiliate Loan
The Partnership had long-term debt with VTTI originating from historical capital investments in our terminals. The long-term debt was interest bearing based on an interest structure similar to VTTI’s interest structure with their third party banks. In conjunction with our IPO and formation transactions we repaid a total of $660.0 million of affiliate loans and an additional loan of $200.0 million borrowed during 2014 was converted to equity. There were no amounts outstanding as of December 31, 2016 and 2015.
Project Finance Loan - ATB Phase I
On March 25, 2011, our subsidiary, ATT Tanjung Bin Sdn Bhd, or ATB, as borrower, entered into a seven-year, $230 million loan agreement with a syndicate of lenders, in connection with the construction of phase one of our Johore terminal. This facility was repaid in conjunction with the formation transactions and refinancing in connection with our IPO in August 2014 and therefore no amounts were outstanding as of December 31, 2016 and 2015.
Note 11 - Postretirement Benefit and Post Employment Obligations
The postretirement benefit and postemployment obligations as of December 31, 2016 and 2015 are as follows:

(in US$ millions)	2016	2015
Postretirement benefit obligation	6.4	6.9
Post-employment obligation	2.8	2.2
Employment obligation	0.7	0.5
Total postretirement benefit and post-employment obligation	9.9	9.6
(a) Postretirement Benefit Obligation
The Partnership has two defined benefit pension plans (Netherlands and Belgium) covering a total of 157 employees (2015 : 158). The cost of providing the defined benefit pension is determined based upon independent actuarial valuations and several actuarial market assumptions. Under accounting standards for postretirement benefits (ASC Topic 715), the Partnership recognizes the overfunded or underfunded status of each of its defined benefit pension as an asset or liability on the consolidated balance sheets.

The plans’ benefit obligations, fair value of plan assets, and unfunded status as of December 31, 2016 and December 31, 2015 were as follows:

(in US$ millions)	2016	2015
Change in benefit obligation
Benefit obligation at beginning of the year	13.9	17.0
Service cost	0.6	0.5
Interest cost	0.3	0.3
Plan participants contribution	0.1	0.1
Administrative expenses/taxes paid	(0.1)	—
Actuarial (gain)/loss	—	(1.1)
Plan amendments	—	—
Benefits paid	(0.5)	(1.0)
Curtailments	—	—
Effect of foreign currency exchange rate changes	(0.2)	(1.8)
Transfers	—	(0.1)
Benefit obligation at the end of the year	14.1	13.9
Change in plan assets
Fair value of plan assets at the beginning of the year	7.0	7.6
Actual return of plan assets	0.5	0.2
Administrative expenses/taxes paid	—	—
Employer contributions	0.9	1.1
Plan participants’ contribution	0.1	0.1
Benefits paid	(0.5)	(1.0)
Transfers	—	(0.1)
Effect of foreign currency exchange rate changes	(0.3)	(0.9)
Fair value of plan assets at the end of the year	7.7	7.0
Unfunded status at the end of the year	(6.4)	(6.9)
Amounts recognized in accumulated other comprehensive income consist of net actuarial (losses) gains of $0.0 million for the year ended December 31, 2016 and $0.6 million for the year ended December 31, 2015. The accumulated benefit obligation for the pension plan was $14.1 million and $13.9 million at December 31, 2016 and December 31, 2015, respectively. Estimated net periodic pension cost for the year 2017 amounts to $0.7 million.
Components of net periodic benefit cost recognized in 2016, 2015 and 2014 were:

(in US$ millions)	2016	2015	2014
Service cost	0.6	0.6	0.6
Interest cost	0.3	0.3	0.5
Expected return on plan assets	(0.3)	(0.3)	(0.2)
Amortization of net (gain) loss	0.2	0.2	0.2
Net periodic benefit cost	0.8	0.8	1.1
Weighted average assumptions used to determine benefit obligations and net periodic benefit cost for December 31, 2016 and December 31, 2015 were as follows:

	2016	2015
Assumptions used to determine benefit obligations
Discount rate	1.60% - 1.95%	1.95% - 2.35%
Rate of compensation increase	1.8% - 2.0%	2.0%
Assumptions used to determine net periodic pension cost
Discount rate	1.95% - 2.35%	2.00% - 2.35%
Expected long-term rate of return on plan assets	3.25% - 5.30%	3.25% - 5.30%
Rate of compensation increase	1.8% - 2.0%	2.00%
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

Target asset allocation	2016	2015
Equity securities	0.2%	0.3%
Bonds	0.4%	0.4%
Cash and cash equivalents	—%	—%
Guaranteed Investment Contract	99.4%	99.3%
The Partnership’s retirement plan assets are reported at fair value. Level 1 assets include investments in publicly traded equity securities, bonds and cash and cash equivalents. These securities (or the underlying investments of the funds) are actively traded and valued using quoted prices for identical securities from the market exchanges.

A GIC is a stable value fund, which is classified as Level 3. The plan assets are valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer. The movement in Level 3 assets for 2016 and 2015 was as follows:

Level 3 Assets
(in US$ millions)
Beginning balance at January 1, 2015	7.5
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	(0.6)
Purchases, sales, issuances, settlement, net	0.1
Ending balance at December 31, 2015	7.0
Gain and losses on plan assets:
Realized gains/losses relating to assets sold during the year	0.3
Purchases, sales, issuances, settlement, net	0.4
Ending balance at December 31, 2016	7.7

The asset allocations of the Partnership's pension benefits as of December 31, 2016 and December 31, 2015 were as follows:

	Fair value measurement at December 31, 2016
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	—	—	—	—
Bonds	—	—	—	—
Cash and cash equivalents	—	—	—	—
Guaranteed Investment Contract	7.7	—	—	7.7
	7.7	—	—	7.7

	Fair value measurement at December 31, 2015
	Plan assets
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities	—	—	—	—
Bonds	—	—	—	—
Guaranteed Investment Contract	7.0	—	—	7.0
	7.0	—	—	7.0
Expected contributions to the benefit plan during the upcoming year amount to $0.7 million, comprising of $0.6 million of Partnership contributions and $0.1 million of participant contributions.

The benefits expected to be paid from the pension plan in each of the five years 2017 through 2021 are $0.5 million, $0.4 million, $0.5 million, $0.4 million and $0.2 million respectively. The aggregate benefits expected to be paid in each of the five years from 2020 through 2024 are $3.2 million. The expected benefits are based on the same assumptions used to measure the Partnership’s benefit obligation at December 31, and include estimated future employee service.

(b) Post-employment Obligation
Related to the Partnership’s operations in the United Arab Emirates, employees within those legal entities are entitled to a payment upon termination of their employment contracts. This payment is based on the number of years of service provided to their employer and is calculated based on the salary earned at the moment of termination.
The related liability has been determined by actuarial calculations using employee specific data such as the average length of service of 5.94, (2015: 6.12) average salary increase of 5% (2015: 5%), and a discount rate of 4% (2015: 2.50%). The total liability amounts to $2.8 million as of December 31, 2016 and $2.2 million as of December 31, 2015.
(c) Defined Contribution Plan Expenses
The Partnership contributed $2.6 million, $2.4 million and $3.0 million as a cost for the defined contribution plans in the years ended December 31, 2016, 2015and 2014, respectively.

Note 12 - Environmental Provisions
The environmental provisions result from the acquisition of Eurotank Amsterdam B.V. in 2006 and ATPC Terminal N.V. in 2010. Both companies have recognized provisions for soil contamination of the entire premises. The environmental provisions as of December 31, 2016 and 2015 were as follows:

(in US$ millions)	2016	2015
ATPC Terminal N.V. (Belgium)	4.4	4.8
Eurotank Amsterdam B.V. (The Netherlands)	13.6	15.0
Total provision	18.0	19.8
The changes in the total provision relate to the effects of foreign exchange and utilization of the provision.
Note 13 - Income Taxes
(a) Components of Current and Deferred Tax Expense
The components of current and deferred income tax expense attributable to income for the years ended December 31, 2016, 2015 and 2014 are as follows:

(in US$ millions)	2016	2015	2014
Current income tax	0.4	—	—
Deferred income tax	17.5	28.2	24.4
Total Income tax expense	17.9	28.2	24.4

(b) Components of Income Tax Expense
VTTI Energy Partners LP is a Marshall Islands limited partnership which is managed and controlled in the United Kingdom (UK). We are not subject to corporation income tax in the Marshall Islands and we are considered transparent for UK taxation purposes and not subject to tax in our own name in the UK, except for our UK subsidiary holding company. A reconciliation between the income tax expense resulting from applying the Marshall Islands or United Kingdom statutory income tax rate and our reported income tax expense has not been presented as it would not provide useful information to the users of our financial statements. However, our subsidiaries operate and earn income in various countries and are subject to taxation laws in those countries. Changes in levels of income, changes in tax laws, and the locations and jurisdictions of our terminals, can affect the Partnership’s overall effective taxable expense. The table below includes income tax expense by jurisdiction after applying the local applicable statutory rate to profit before tax and adjustments for permanent differences and other items is as follows:

(in US$ millions)	2016	2015	2014
The Netherlands	3.2	8.9	8.6
USA	3.7	3.7	3.1
Malaysia	7.9	6.4	2.2
Belgium	3.4	2.5	1.7
United Kingdom	0.1	—	(0.3)
Total expense before adjustments	18.3	21.5	15.3
Functional currency differences in taxation	(1.1)	5.8	12.1
Other permanent differences and nondeductible items	0.7	0.9	0.6
Valuation allowance reversal	—	—	(3.6)
Total income tax expense	17.9	28.2	24.4
(c) Components of Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below.

(in US$ millions)	2016	2015
Deferred tax assets:
Interest rate swaps	2.1	2.7
Pension obligation and other temporary differences	5.1	2.8
Tax loss carry forwards	31.7	47.9
Property, plant and equipment	1.4	1.5
Total deferred tax assets before valuation allowance	40.3	54.9
Valuation allowance	—	—
Total deferred tax assets before netting	40.3	54.9
Netting positions	(16.1)	(26.6)
Net deferred tax assets	24.2	28.3
Deferred tax liabilities:
Property, plant and equipment	86.0	81.6
Deferred foreign exchange results	—	1.1
Foreign exchange forward contracts	6.8	8.5
Other temporary differences	1.2	1.2
Total deferred tax liabilities before netting	94.0	92.4
Netting positions	(16.1)	(26.6)
Net deferred tax liabilities	77.9	65.8
Net operating loss carryforwards totaling $90.3 million at December 31, 2016 are available to reduce future taxable earnings. These net operating loss carryforwards include $63.5 million with no expiration date; the remaining carryforwards have expiration dates between 2031 and 2034 and relate to our Seaport Canaveral terminal.
A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances amounted $0 million as of December 31, 2016 and 2015, respectively. During the year ended December 31, 2014 we reversed a valuation allowance in the amount of $3.6 million related to the deferred tax asset for tax loss carry forwards from transferred pre-fiscal unity losses in the Netherlands.
The net deferred tax asset and liability as of December 31, 2016 and December 31, 2015 is classified in the consolidated balance sheets as non-current.
The Partnership had no unrecognized tax benefits as of December 31, 2016 and 2015. During the years ended December 31, 2016, 2015 and 2014, the Partnership did not incur any significant interest or penalties on its tax returns. The Partnership is not currently under examination by any U.S. federal, state or non-US tax authorities except for our Seaport Canaveral Terminal entity which is under examination for the 2014 tax year. The following table summarizes the earliest tax years that remain subject to examination by major taxable jurisdictions in which the Partnership operates:

Jurisdiction	Earliest open year	Ongoing examinations
USA	2009	2014
United Kingdom	2014	None
Belgium	2015	None
UAE	N/A	N/A
Malaysia	2010	None
The Netherlands	2014	None
Marshall Islands	N/A	N/A
(d) Netherlands Fiscal Unity
Within a fiscal unity the participating entities are jointly and severally liable for corporate income tax liabilities originating from the period in which the fiscal unity existed.
Up until August 2008 the Netherlands terminals of the Partnership formed part of a fiscal unity for the corporate income tax of which Vitol Holdings B.V. was the fiscal parent company. As a result of the acquisition by MISC in terms of the Share Purchase Agreement in August 2010, this fiscal unity was unwound and a new fiscal unity was formed to incorporate the Netherlands terminals of the Partnership, of which VTTI was the parent company. As of August 1, 2014 this fiscal unity ceased to exist and a new fiscal unity was formed consisting of all Netherlands entities within the Partnership with VTTI Operating as the parent.
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

Note 14 - Fair Value Measurements
The following table represents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2016 and 2015.

	2016		2015
(in US$ millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	20.6	20.6	55.9	55.9
Restricted cash	1.7	1.7	3.0	3.0
Current interest rate swap contracts	0.1	0.1	—	—
Current forward foreign exchange contracts	11.3	11.3	11.0	11.0
Non-current forward foreign exchange contracts	19.2	19.2	22.9	22.9
Financial liabilities:
Current interest rate swap contracts	5.3	5.3	5.1	5.1
Non-current interest rate swap contracts	3.3	3.3	5.8	5.8
Current forward foreign exchange contracts	1.1	1.1	—	—
Non-current forward foreign exchange contracts	2.1	2.1	—	—
Long-term debt - variable rate	122.2	122.2	104.0	104.0
Long-term debt - fixed rate	434.7	454.7	441.0	443.1
Long-term debt, affiliates - variable rate, current	6.0	6.0	8.9	8.9
Long-term debt, affiliates, - variable rate, non-current	135.9	135.9	141.3	141.3
The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable, accrued expenses, other current assets, other current liabilities and receivables/payables to affiliates approximate their fair value.
The fair values of the financial instruments shown in the above table as of December 31, 2016 and 2015 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.
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

The following table presents the placement in fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including those items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2016 and 2015:

	Fair value measurement 2016
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	20.6	20.6	—	—
Restricted cash	1.7	1.7	—	—
Current interest rate swap contracts	0.1	—	0.1	—
Current forward foreign exchange contracts	11.3	—	11.3	—
Non-current forward foreign exchange contracts	19.2	—	19.2	—
Financial liabilities:
Current interest rate swap contracts	5.3	—	5.3	—
Non-current interest rate swap contracts	3.3	—	3.3	—
Current forward foreign exchange contracts	1.1	—	1.1	—
Non-current forward foreign exchange contracts	2.1	—	2.1	—
Long-term debt - variable rate	122.2	—	122.2	—
Long-term debt - fixed rate	454.7		454.7
Long-term debt, affiliates, - variable rate current and non-current	141.9	—	141.9	—

	Fair value measurement 2015
(in US$ millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents, incl restricted cash	55.9	55.9	—	—
Restricted cash	3.0	3.0	—	—
Current forward foreign exchange contracts	11.0	—	11.0	—
Non-current forward foreign exchange contracts	22.9	—	22.9	—
Financial liabilities:
Current interest rate swap contracts	5.1	—	5.1	—
Non-current interest rate swap contracts	5.8	—	5.8	—
Long-term debt - variable rate	104.0	—	104.0	—
Long-term debt fixed rate	443.1	—	443.1	—
Long-term debt, affiliates - variable rate current and non-current	150.2	—	150.2	—
There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2016 and December 31, 2015.

Note 15 - Financial Instruments and hedging activities
The Partnership manages various risks using derivative and non-derivative financial instruments including interest rate swaps, forward foreign currency contracts and foreign currency denominated loans to hedge net assets of foreign investments. The Partnership does not enter into derivative instruments for speculative purposes.
Interest rate risk management and interest rate swap agreements
The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Partnership has historically used variable interest rate long-term debt to finance its terminal construction or conversions. The variable interest rate long-term debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into LIBOR and EURIBOR based interest rate swap contracts to manage the significant fluctuations in cash flow resulting from changes in the benchmark interest rate. These swaps change the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR and EURIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged. Additionally during the year ended December 31, 2016, the Partnership entered into additional interest swaps whereby the Partnership pays floating interest rate for a notional debt amount and receives a fixed rate rate of interest.
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
Information regarding our interest rate swaps at December 31, 2016 and 2015 whereby we receive floating rate of interest and pay a fixed rate of interest is as follows:

				Notional debt amount (millions)
	Currency	Floating rate	Fixed rate	December 31, 2016	December 31, 2015
Interest rate swap 1	EUR	EURIBOR 3M	1.671%	€129.7	€178.3
Interest rate swap 2	EUR	EURIBOR 3M	1.880%	€61.4	€10.0
Interest rate swap 3	USD	US-LIBOR 3M	1.627%	$225.0	$225.0
Interest rate swap 4	EUR	EURIBOR 3M	0.665%	€1.5	€1.5
Information regarding our interest rate swaps at December 31, 2016 and 2015 whereby we pay a floating rate of interest and receive a fixed rate of interest is as follows:

				Notional debt amount (millions)
	Currency	Floating rate	Fixed rate	December 31, 2016	December 31, 2015
Interest rate swap 5	USD	US-LIBOR 3M	0.752%	$170.0	$—
Interest rate swap 6	EUR	EURIBOR 3M	0.049%	€145.0	€—
A split between the current and non-current liability is provided below:

(in US$ millions)	2016	2015
Interest rate swaps – current	(5.3)	(5.1)
Interest rate swaps – non-current	(3.3)	(5.8)
Total interest rate swap liability	(8.6)	(10.9)

A split between the current and non-current asset is provided below:

(in US$ millions)	2016	2015
Interest rate swap - assets current	0.1	—
Interest rate swap - assets non-current	—	—
Total interest rate swap asset	0.1	—
As of December 31, 2016 and 2015, the total notional amount in US Dollars of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding debt obligations was $105.2 million and $431.6 million respectively. As of December 31, 2016 and 2015, the carrying amounts of the interest rate swaps contracts were liabilities of $8.6 million and $10.9 million, respectively and assets of $0.1 million and $0.0 million, respectively. The maturity dates of all interest rate swaps entered into correlate with the underlying maturity terms of the VTTI Operating Revolving Credit Facility. The total realized and unrealized net loss that was recognized in the consolidated and combined carve-out statement of operations for the year ended December 31, 2016 and 2015 was $2.6 million and $3.0 million respectively. In the year ended December 31, 2014 an amount of $5.3 million was recognized in other comprehensive income for interest rate swaps qualifying for hedge accounting. There were no amounts recognized in other comprehensive income for the years ended December 31, 2016 and 2015.
Foreign exchange risk management and forward foreign exchange contracts
The Partnership and a number of its subsidiaries use the U.S. dollar as their functional currency, additionally the Partnership’s reporting currency is also U.S. dollars. However, the Partnership does earn revenue and incur expenses in other currencies, primarily, the Euro, and there is thus a risk that currency fluctuations in the Euro and other currencies against the US Dollar, could have an adverse effect on our results and cash flows.
The Partnership uses forward foreign exchange contracts to manage its exposure to foreign currency fluctuations and risk and to provide a level of certainty on its estimated net Euro cash flows in US Dollars and a portion of our Malaysian Ringgit cash outflows in US Dollars. Such derivative contracts do not qualify for hedge accounting treatment and are recognized in the consolidated balance sheet depending on the estimated fair value at the balance sheet date. As of December 31, 2016, the Partnership had forward foreign exchange contracts with total notional amounts of €141.0 million for its Euro/US Dollar contracts and $26.8 million for its US Dollar/Malaysian Ringgit contracts. As of December 31, 2015, the Partnership had forward foreign exchange contracts with a total notional amount of €154.6 million for Euro/US Dollar contracts. Details regarding our forward foreign exchange contracts is provided below:

	2016
(in millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	73.4	1.28430-1.31700	2017-2020
Forward foreign exchange rate contracts	EUR	37.6	1.3374	2017-2019
Forward foreign exchange rate contracts	EUR	30.0	1.34135	2017-2019
	EUR	141.0

(in millions)	Currency	Notional amounts	MYR non-deliverable rates	Maturity range
Forward foreign exchange rate contracts	USD	26.8	3.9910-4.3340	2017-2020

	2015
(in millions)	Currency	Notional amounts	US$ Receiving rates	Maturity range
Forward foreign exchange rate contracts	EUR	61.2	1.3548	2016-2019
Forward foreign exchange rate contracts	EUR	51.4	1.3374	2016-2019
Forward foreign exchange rate contracts	EUR	42.0	1.3414	2016-2019
	EUR	154.6

The total realized and unrealized gains recognized in the consolidated and combined carve-out statement of operations relating to forward foreign exchange rate contracts in 2016 and 2015 amounted to $2.5 million and $23.2 million respectively.
A split between the current and non-current asset is provided below:

(in US$ millions)	2016	2015
Forward foreign exchange rate contracts – current asset	11.3	11.0
Forward foreign exchange rate contracts – non-current asset	19.2	22.9
Total forward foreign exchange rate contract asset	30.5	33.9
A split between the current and non-current liability is provided below:

(in US$ millions)	2016	2015
Forward foreign exchange rate contracts – current liability	1.1	—
Forward foreign exchange rate contracts – non-current liability	2.1	—
Total forward foreign exchange rate contract liability	3.2	—

Hedge of net investment in subsidiary
VTTI Operating manages a portion of its Euro currency exposure in its investment in the net assets of VTTI Operating, through Euro denominated loans that VTTI Operating enters into. Certain gains and losses resulting from foreign currency in VTTI Operating’s net investments in its subsidiaries are offset by losses and gains in the Euro denominated loans. The carrying value of the Euro denominated loans as of December 31, 2016 and 2015 is €220 million and €225 million respectively. VTTI Operating uses non-derivative financial instruments to hedge this exposure and measures the ineffectiveness of such hedges based on the change in spot foreign exchange rates. For the year ended December 31, 2016 and 2015 we recognized $7.5 million and $28.5 million respectively in other comprehensive income for the effective portion of the net investment hedge.
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
Note 16 - Other Liabilities and Accrued Expenses
The other liabilities and accrued expenses as of December 31, 2016 and 2015 are as follows:

(in US$ millions)	2016	2015
VAT, wage tax, and other taxes	3.3	2.8
Other payables	3.4	13.7
Deferred income	1.7	1.7
Accrued charges -personnel	4.9	5.3
Accrued charges -construction work in progress	3.3	5.2
Accrued charges -general and administrative expenses	4.6	4.6
Total other liabilities and accrued expenses	21.2	33.3
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
(b) Rental Obligations and Operational Lease Commitments
As of December 31, 2016 the Partnership has future minimum non-cancellable land and operational lease commitments as follows:

(in US$ millions)
2017	14.3
2018	10.8
2019	10.9
2020	10.9
2021	11.0
Thereafter	79.7
Total	137.6
During the years ended December 31, 2016, 2015 and 2014, $13.0 million, $12.6 million and $13.7 million of rental and other operational lease expenses were recognized in the consolidated and combined carve-out statements of operations. Lease obligations and commitments primarily relate to the lease, rent or leasehold of land from governmental port authorities and third parties. The terms and conditions of the land leases vary but are, including where applicable extension options, long-term.
(c) Bank guarantees and Letters of Credit
As of December 31, 2016 and 2015, the Partnership had issued bank guarantees in respect of the custom duties and taxes for a total amount of $19.9 million and $30.7 million respectively.
(d) Capital Commitments
The Partnership had capital commitments and other contractual commitments (mainly related to construction work in progress) as follows:

(in US$ millions)	2016	2015
2016	—	9.8
2017	6.8	0.3
Thereafter	0.1	—
Total	6.9	10.1
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

Note 18 - Revenue by Service and Geographical Location
Net revenue by service and geographical region for the years ended December 31, 2016, 2015 and 2014 were as follows:
(a) Revenue by Service
The revenue of the Partnership by type of service is as follows:

(in US$ millions)	2016	2015	2014
Storage and throughput fees	282.4	265.9	273.8
Excess throughput and ancillary fees	29.8	23.8	29.4
Total revenue	312.2	289.7	303.2
(b) Revenue by Geographical Location:
The revenue of the Partnership by country is as follows:

(in US$ millions)	2016	2015	2014
The Netherlands	119.5	113.1	132.4
Belgium	34.4	32.1	35.0
United Arab Emirates	60.6	57.4	56.3
United States	28.5	27.4	27.1
Malaysia	69.2	59.7	52.4
Total revenue	312.2	289.7	303.2

Note 19 - Interest and Other Finance Expenses
Total interest and other finance expenses incurred during the years ended December 31, 2016, 2015 and 2014 are as follows:

(in US$ millions)	2016	2015	2014
Gross debt interest and finance expense	28.6	18.2	28.6
Of which capitalized as borrowing cost	(0.5)	(3.1)	(2.2)
Total interest and finance expenses	28.1	15.1	26.4

For the years ending December 31, 2016, 2015 and 2014, related party interest expense with VTTI was $6.3 million, $4.4 million and $13.5 million respectively.
Note 20 - Accumulated Other Comprehensive Income/(loss)
A breakdown of the accumulated other comprehensive income/(loss) is as follows:

(in US$ millions)	Post-retirement benefit obligation	Foreign currency translation reserve	Accumulated Other Comprehensive Income
Balance at December 31, 2014	(1.5)	(4.5)	(6.0)
Other comprehensive income	0.4	(5.2)	(4.8)
Balance at December 31, 2015	(1.1)	(9.7)	(10.8)
Other comprehensive income	0.2	(2.3)	(2.1)
Reallocation of accumulated other comprehensive income	—	(0.9)	(0.9)
Balance at December 31, 2016	(0.9)	(12.9)	(13.8)
With the exception of the post-retirement benefit obligation, all other items are not subject to tax (related tax expense for the year ended December 31, 2016 and 2015 amounts to $0.0 million and $0.6 million respectively).
During the year ended December 31, 2016 $0.9 million was reallocated between owners of the Partnership and the non-controlling interests as a result of the change in ownership of VTTI Operating.
Note 21 - Non-Controlling Interests

Acquisition of additional economic interests in VTTI Operating

On September 1, 2016, the Partnership completed the acquisition of an additional 8.4% economic interest in VTTI Operating for total consideration of $96.2 million from VTTI. As a result of this acquisition, the Partnership's total economic interest in VTTI Operating increased to 51% as of December 31, 2016. VTTI Operating was already a controlled subsidiary of the Partnership and as such this has been accounted for as an equity transaction. The result is a de-recognition of 8.4% of the non-controlling interest in the amount of $55.1 million and $41.1 million recognized in partners' capital for the amounts paid in excess of the book value of the non-controlling interest.

On July 1, 2015, the Partnership completed the acquisition of an additional 6.6% economic interest in VTTI Operating for total consideration of $75 million from VTTI. As a result of this acquisition, the Partnership’s total economic interest in VTTI Operating increased to 42.6%. VTTI Operating was already a controlled subsidiary of the Partnership and as such this has been accounted for as an equity transaction. The result is a de-recognition of 6.6% of the non-controlling interest in the amount of $48.7 million and $26.3 million recognized in partners’ capital for the amounts paid in excess of the book value of the non-controlling interest.

Note 22 - Other Operating Income
Other operating income for the years ended December 31, 2016, 2015 and 2014 was $0.0 million, $9.3 million and $0 million respectively.
Other operating income for the year ended December 31, 2015 relates to amounts received at our Rotterdam terminal from the local port authority related to the early termination of a harbor fee sharing arrangement. We do not expect to receive income of this nature in the future.
Note 23 - Supplemental Cash Flow Information
The supplemental Cash Flow information of the Partnership is as follows:

(in US$ millions)	2016	2015	2014
Cash interest paid	26.4	18.8	23.4
Cash corporate income tax paid	0.3	—	—
Non-cash Transactions in Equity:
In 2014, VTTI Operating converted $200.0 million of intercompany debt with VTTI into equity. As VTTI and VTTI Operating are under common control, this transaction has been recorded in the consolidated and combined carve-out statement of changes in partners’ capital/owners’ equity.

Note 24 - Unit based compensation

The Partnership awards unit based compensation to executive officers of our general partner and other key service providers under our LTIP. We recognized net compensation expense related to LTIP awards of $0.3 million for the year ended December 31, 2016. For awards that have been granted to participants who are employed by VTTI or its other subsidiaries not within the Partnership, we have recognized a reduction in compensation expense and a corresponding receivable of $0.4 million as the Partnership will be reimbursed for the related expense from VTTI.
LTIP
In conjunction with our IPO, our general partner adopted the VTTI Energy Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards relating to our common units under the LTIP. These awards, which may include unit options, unit appreciation rights, restricted units, phantom units, other unit-based awards distribution equivalent rights, and profits interest units, will be intended to compensate the recipients based on performance and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The LTIP is administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The LTIP limits the number of units that may be delivered pursuant to vested awards to 4,100,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. After giving effect to the units issued during the year ended December 31, 2016, 3,965,122 units were available for issuance as of December 31, 2016.
LTIP Foundation
In April, 2016, the Partnership entered into a Subscription Agreement (the “Subscription Agreement”) with Stichting Administratiekantoor VTTI, a foundation incorporated under the laws of the Netherlands (the “Foundation”). Pursuant to the Subscription Agreement, in May 2016, the Partnership issued 220,500 common units representing limited partner interests in the Partnership (the “Common Units”) to the Foundation in consideration for the Foundation’s promise to subsequently issue depositary receipts with respect to common units of the Partnership to be held in trust by the Foundation and distribution equivalent rights to certain employees, consultants and directors of the general partner of the Partnership and its affiliates (the “Participants”). The Foundation will hold the Common Units on behalf of the Participants and will not transfer the Common Units to any other person until such time as the depositary receipts have vested, as described further below. Upon vesting, the Participant may offer the depositary receipts for sale to the Foundation. The Participant will receive as payment for such depositary receipts an amount equal to the proceeds that the Foundation receives for selling the Common Units corresponding to such sold depositary receipts. In no event may the Participant request or demand exchange of any of depositary receipts awarded to the Participant for the underlying common units held in trust by the Foundation.
2016 Awards
During the year ended December 31, 2016, a total of 134,878 depositary receipts were issued to participants under the LTIP plan. These awards consist of depositary receipts in the Stichting that will entitle the recipients to receive, from the Stichting, upon or following the vesting of the award, a payment equal to the cumulative distributions paid in respect of a common unit from and after the date of grant of the award and the participant may offer their depositary receipts for sale to the Foundation based on the value of a common unit. The award consist of two types: (i) restricted depositary receipts, which vest based on the recipient’s continued service (generally in equal annual installments following the date of grant of the award), and (ii) performance depositary receipts, which are eligible to vest based on performance at the end of a three-year performance period. 50% of the performance depositary receipts are eligible to vest on a non-discretionary basis, based on the Partnership attaining certain distributable cash flow growth levels over the performance period, and 50% of the performance depositary receipts are eligible to vest at the end of the performance period in the discretion of our general partner’s board of directors. Pro-rated vesting of the performance depositary receipts would occur in the event of a change in control of us or our general partner. In the event the recipient’s service terminates prior to vesting of a restricted depositary receipt or performance depositary receipt, as applicable, the award is forfeited without consideration, unless, with respect to performance depositary receipts, such termination is due to the recipient’s death, disability or retirement. In the event of a termination due to death, disability or retirement, the recipient would remain entitled to receive a pro-rata portion of the performance depositary receipts that would otherwise have vested at the end of the performance period had he or she remained in service.
Fair value of the restricted depositary receipts has been estimated based upon the common unit price on the date of grant taking into account estimated forfeitures. Fair value of the performance depositary receipts has been estimated based upon the common unit price at the end of each reporting period until the grants and vesting period is certain taking into account estimated forfeitures and the probability of achievement of certain performance goals during a three period.

The following table includes the activity for the year ended December 31, 2016:

	Number of units	Weighted average Grant Date Fair Value (1)
Unvested at January 1, 2016	—	$—
Granted	134,878	18.38
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2016	134,878
(1) The weighted average grant date fair value is determined by dividing the aggregate grant date fair value of awards by the number of awards issued.
As of December 31, 2016, the Partnership expects to to recognize $1.7 million of compensation expense related to the LTIP over a weighted average period of 1.6 years before reimbursement by VTTI for employees outside of the Partnership entities.
Note 25 - Earnings per unit and cash distributions
The calculation of basic and diluted earnings per unit is presented below:

(in US$ in thousands, except per unit data)	2016	2015	2014
Net income attributable to the members of VTTI Energy Partners LP (1)	25.2	22.5	6.6
Less: Distributable paid (2)	(57.3)	(47.1)	(17.3)
Over distributed earnings	(32.1)	(24.6)	(10.7)
Over distributed earnings attributable to:
Common unitholders	(16.5)	(13.7)	(5.3)
Subordinated unitholders	14.9	(13.7)	(5.3)
General partner	(0.6)	(0.6)	(0.2)
Weighted average units outstanding :
Common unitholders - basic	22,167,466	20,125,000	20,125,000
Dilutive effect of LTIP awards	108,006	—	—
Common unitholders - diluted	22,275,472	20,125,000	20,125,000
Subordinated unitholders - basic and diluted	20,125,000	20,125,000	20,125,000
General partner - basic and diluted	866,132	821,429	821,429
Earnings per unit:
Common unitholders - basic	$0.5839	$0.5478	$0.1607
Common unitholders - diluted	$0.5811	$0.5478	$0.1607
Subordinated unitholders - basic and diluted	$0.5839	$0.5478	$0.1607
General partner - basic and diluted	$0.5839	$0.5478	$0.1607
Cash distributions declared and paid in the period per unit (3)
Common unitholders	$0.9594	$0.8459	$0.1598
Subordinated unitholders	$0.9594	$0.8459	$0.1598
General partner	$0.9594	$0.8459	$0.1598
Subsequent event: cash distributions declared and paid per unit relating to the period (4)
Common unitholders	$0.3360	$0.3015	$0.2625
Subordinated unitholders	$0.3360	$0.3015	$0.2625
General partner	$0.3360	$0.3015	$0.2625

(1)	Net income in 2014 is attributable to the period post IPO from August 2014 through December 31, 2014.

(2)
This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date, except for the units issued to the LTIP Foundation for LTIP awards. Also included in this amount is $0.5 million paid to the General Partner for the incentive distribution rights for the year ended December 31, 2016.

(3)	Refers to cash distributions relating to the period declared and paid during the period.

(4)	Refers to cash distributions declared relating to the period and paid subsequent to the period end.
Earnings per unit information is given for the period from the date of the closing of the IPO (August 6, 2014). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership structure and the basis of preparation as described in note 2.
As of December 31, 2016, of the Partnership’s total number of units outstanding representing limited partner interests, 52.1% were held by the public (in the form of 24,300,164 common units, representing 95 % of the Partnership’s common units) and 45.9% were held by VTTI in the form of 20,125,000 subordinated units, representing 100 % of the Partnership’s subordinated units and 1,295,336 common units, representing 5% of the Partnership's common units). In addition, VTTI, through its ownership of the General Partner, held the 2% general partner interest (in the form of 933,071 general partner units).
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
The amount of the minimum quarterly distribution is $0.2625 per unit or $1.05 per unit on an annualized basis and is made in the following manner, during the subordinated period:

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

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.2625.
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
Note 26 - Subsequent Events
On January 31, 2017, the Partnership declared a distribution for the fourth quarter of 2016 of $0.3360 per unit. The cash distribution was paid on February 14, 2017.
In February 2017, the Partnership issued 380,220 common units to the Stichting Administratiekantoor VTTI ("the Foundation") to be used for long term incentive plan awards. In conjunction with the issuance of common units to the Foundation, our general partner, VTTI Energy Partners GP LLC, purchased 7,760 general partnership units to be settled in cash.
In February 2017, 97,275 restricted and 122,972 depositary and performance receipts respectively were granted under the Partnership's LTIP plan.
On March 2, 2017, the Partnership received a proposal from VTTI pursuant to which VTTI would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $18.75 per common unit. The proposed transaction is subject to the negotiation and approval of mutually satisfactory definitive documentation by the GP Board and the VTTI board of directors and the execution thereof by the parties thereto. If a definitive agreement is reached, the transaction will also require approval by at least a majority of the holders of outstanding common units (other than those common units held by VTTI and its affiliates) and subordinated units in the Partnership. The transaction is subject to customary closing conditions.

On April 25, 2017, the Partnership declared a distribution for the first quarter of 2017 of $0.3360 per unit. The cash distribution will be paid on May 12, 2017 to unitholders of record as of May 8, 2017.